As filed with the Securities and Exchange Commission on September 28, 2007
Registration No. 333-[ • ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARCELOR
(Exact name of registrant as specified in its charter)

Luxembourg	3312	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Arcelor
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
+352 4792-2414
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Marc Jeske, Esq.
Mittal Steel USA Inc.
1 S. Dearborn, 19th Floor
Chicago, Illinois 60603
(312) 899-3400
(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

Henk Scheffer, Esq. Arcelor 19, Avenue de la Liberté L-2930 Luxembourg Grand Duchy of Luxembourg +352 4792-2414	John D. Brinitzer, Esq. Cleary Gottlieb Steen & Hamilton LLP 12, rue de Tilsitt 75008 Paris France +33 1 40 74 68 00

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed maximum	Amount of
Title of Each Class of	Amount to be	maximum offering	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	price per unit	Price(2)	Fee(3)
Ordinary shares	125,000,000	N/A	$9,642,500,000	$296,024.75

(1)	Calculated as the sum of (a) the product of (x) 100,000,000 (the estimated number of ArcelorMittal shares held by U.S. holders as of the date hereof) and (y) 1 (the exchange rate of Arcelor shares per ArcelorMittal share applicable to exchanges pursuant to this registration statement) and (b) an additional 25,000,000 Arcelor shares that may be sold in the United States following the offer. Arcelor shares are not being registered for purposes of the offer/proxy solicitation outside of the United States.

(2)	Pursuant to Rule 457(c) and Rule 457(f), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product of (a) a market value of $77.14 per share of ArcelorMittal, corresponding to the average of the high and low prices for the ArcelorMittal shares reported on the New York Stock Exchange, or NYSE, on September 24, 2007, (b) 1 (the exchange rate of Arcelor shares per ArcelorMittal share applicable to exchanges pursuant to this registration statement), and (c) the number of Arcelor shares to be registered.

(3)	Computed in accordance with Rule 457(f) under the Securities Act as the proposed maximum aggregate offering price of $9,642,500,000 multiplied by .0000307.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is subject to completion or amendment. No securities may be sold until a registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful.

Subject to Completion, dated September 28, 2007

To the Shareholders of ArcelorMittal:

You are cordially invited to attend the extraordinary general meeting of shareholders of ArcelorMittal scheduled for November 5, 2007, at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. At the extraordinary general meeting, you will be asked to adopt the decision to merge ArcelorMittal into Arcelor, as contemplated by the merger proposal (projet de fusion) and the explanatory memorandum (rapport écrit détaillé) dated as of September 25, 2007, which are referred to as the merger proposal and the explanatory memorandum. In the merger, ArcelorMittal will merge into Arcelor by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal. The combined company will be renamed “ArcelorMittal”.

Upon effectiveness of the merger, each ArcelorMittal share that you own at the effective time of the merger will be converted into one newly-issued Arcelor share without nominal value, which are referred to as Arcelor shares. All Arcelor shares outstanding at the effective time of the merger (other than those held by ArcelorMittal) will remain outstanding following effectiveness of the merger. Based on the number of ArcelorMittal shares issued on the date hereof, Arcelor expects to issue a maximum of 1,417,207,253 Arcelor shares to ArcelorMittal shareholders in the merger, such number being nominally reduced by the number of ArcelorMittal shares that will be held by or on behalf of Arcelor or ArcelorMittal as of November 5, 2007, the day of the extraordinary general meetings of ArcelorMittal and Arcelor convened to vote on the merger. Application will be made to the relevant authorities for the admission of the Arcelor shares (including, if relevant, the existing issued Arcelor shares) to trading on the Luxembourg Stock Exchange’s regulated market and for the listing of these shares on the Official List of the Luxembourg Stock Exchange, and for the admission to trading and listing of the Arcelor shares on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the stock exchanges of Barcelona, Bilbao, Madrid and Valencia and the New York Stock Exchange. Immediately following the effectiveness of the merger, former ArcelorMittal shareholders are expected to hold Arcelor shares representing approximately 97% of the then-issued Arcelor shares.

The merger cannot be effected unless, among other things, ArcelorMittal shareholders adopt the decision to merge as contemplated by the merger proposal and the explanatory memorandum (among other conditions set forth in this proxy statement/prospectus). The decision to merge requires the approval of at least two-thirds of the votes cast at the ArcelorMittal extraordinary general meeting where at least 50% of the issued share capital of ArcelorMittal is present or represented at the meeting.

Assuming that all conditions precedent will be satisfied or waived (where legally permissible), ArcelorMittal and Arcelor currently expect that the merger will be effective on or about November 13, 2007.

The ArcelorMittal Board of Directors has carefully reviewed and considered the terms and conditions of the merger proposal and the explanatory memorandum. Based on its review, the ArcelorMittal Board of Directors has determined that the merger proposal and the explanatory memorandum and the transactions contemplated by the merger proposal and the explanatory memorandum are in the best interests of ArcelorMittal and the ArcelorMittal shareholders. The ArcelorMittal Board of Directors unanimously recommends that ArcelorMittal shareholders vote “FOR” the decision to merge as contemplated by the merger proposal and the explanatory memorandum.

The accompanying disclosure documents (including the merger proposal and the explanatory memorandum, included as Annex B to this proxy statement/prospectus) contain detailed information about the merger and the extraordinary general meeting. This document is also a prospectus for the Arcelor shares that will be issued in the merger. We encourage ArcelorMittal shareholders to read carefully this proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 47 of this proxy statement/prospectus.

Your vote is very important. You are encouraged to vote.

Sincerely,

Lakshmi N. Mittal

Chairman of Board of Directors

ArcelorMittal

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [ • ], 2007 and is first being mailed to ArcelorMittal shareholders on or about [ • ], 2007.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about ArcelorMittal from documents filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, that are not included in or delivered with this proxy statement/prospectus. For a more detailed description of the documents incorporated by reference into this proxy statement/prospectus and how you may obtain them, see “Where You Can Find More Information”.

Documents incorporated by reference are available to you without charge upon your written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain any of these documents from the SEC’s website at http://www.sec.gov, by requesting them in writing or by telephone from ArcelorMittal or Arcelor or by accessing ArcelorMittal’s or Arcelor’s websites.

ArcelorMittal	Arcelor

19, Avenue de la Liberté	19, Avenue de la Liberté
L-2930 Luxembourg	L-2930 Luxembourg
Grand Duchy of Luxembourg	Grand Duchy of Luxembourg
+352 4792-2414	+352 4792-2414
Attention: Investor Relations	Attention: Investor Relations
www.arcelormittal.com	www.arcelormittal.com

In order for you to receive timely delivery of documents incorporated by reference in advance of the ArcelorMittal extraordinary general meeting, ArcelorMittal or Arcelor should receive your request by no later than [ • ], 2007.

ArcelorMittal and Arcelor are not incorporating the contents of the websites of the SEC, ArcelorMittal, Arcelor or any other person into this proxy statement/prospectus. ArcelorMittal and Arcelor are providing the information about how you can obtain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience. See “Incorporation of Certain Documents by Reference”.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the SEC by Arcelor (File No. 333- • ), constitutes a prospectus of Arcelor under Section 5 of the U.S. Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the Arcelor shares to be issued to ArcelorMittal shareholders as required by the merger proposal and the explanatory memorandum.

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Annexes
Annex A	Merger Agreement
Annex B	Merger Proposal and Explanatory Memorandum
Annex C	Fairness Opinion of Goldman Sachs International, Financial Advisor to ArcelorMittal
Annex D	Fairness Opinion of Fortis Bank (Nederland) N.V., Financial Advisor to Arcelor
Annex E	Fairness Opinion of Morgan Stanley & Co. Limited, Financial Advisor to Arcelor
Annex F	Fairness Opinion of Ricol Lasteyrie & Associés, Financial Advisor to Arcelor
Annex G	Fairness Opinion of Société Générale, Financial Advisor to Arcelor
EX-3.1: ARTICLES OF ASSOCIATION
EX-5.1: OPINION OF BONN SCHMITT STEICHEN, LUXEMBOURG
EX-8.01: OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP
EX-10.1: INTERNATIONAL STOCK OPTION PLAN
EX-21: LIST OF SUBSIDIARIES
EX-23.3: CONSENT OF DELOITTE ACCOUNTANTS B.V.
EX-23.4: CONSENT OF ERNST & YOUNG ACCOUNTANTS
EX-23.5: CONSENT OF KPMG INC.
EX-23.6: CONSENT OF KPMG AUDIT S.A.R.L.
EX-23.7: CONSENT OF KPMG AUDIT S.A.R.L.
EX-99.1: FORM OF PROXY CARD
EX-99.7: CONSENT OF GOLDMAN SACHS INTERNATIONAL
EX-99.8: CONSENT OF MORGAN STANLEY & CO. LIMITED
EX-99.9: CONSENT OF SOCIETE GENERALE
EX-99.10: CONSENT OF FORTIS BANK (NEDERLAND) N.V.
EX-99.11: CONSENT OF RICOL LASTEYRIE & ASSOCIES
EX-99.12: CONSENT OF MAZARS S.A.
EX-99.13: CONSENT OF CLERC S.A.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE
ArcelorMittal EXTRAORDINARY
GENERAL MEETING

The following are some questions that you may have regarding the proposed merger and the other matters being considered at the ArcelorMittal extraordinary general meeting and brief answers to those questions. Arcelor and ArcelorMittal urge you to read carefully the remainder of this proxy statement/prospectus, including without limitation the merger agreement, the merger proposal and the explanatory memorandum, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively, because the information in this section does not provide all the information that might be important to you with respect to the proposed merger. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q:	What is the proposed transaction?

A:	In 2006, Mittal Steel Company N.V., which is referred to as Mittal Steel, conducted a mixed cash and exchange offer, which is referred to as the Offer, for the outstanding shares, American depositary shares and convertible bonds (OCEANES) of Arcelor. As a result of the Offer, Mittal Steel obtained approximately 94% of the share capital and the voting rights of Arcelor and on August 1, 2006 Arcelor became a subsidiary of Mittal Steel and its results of operations have been included in Mittal Steel’s consolidated results of operations from that date. In connection with the Offer, Mittal Steel, Arcelor, and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, the latter two referred to together as the “Significant shareholder”, entered into a Memorandum of Understanding on June 25, 2006 (the “Memorandum of Understanding” or “MOU”), pursuant to which it was agreed, among other things, that Mittal Steel would be merged into Arcelor as soon as practicable following the completion of Mittal Steel’s offer for Arcelor and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg.

As a first step in a two-step merger process to combine Mittal Steel and Arcelor in a single legal entity governed by Luxembourg law, on May 2, 2007, Mittal Steel and ArcelorMittal entered into a merger agreement, which provided that Mittal Steel would merge into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. After a vote of the shareholders of Mittal Steel at an extraordinary general meeting held on August 28, 2007, this merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”.

On September 25, 2007, ArcelorMittal and Arcelor entered into the merger agreement, which provides that, subject to the terms and conditions set forth in the merger proposal and the explanatory memorandum and following the merger of Mittal Steel into ArcelorMittal, ArcelorMittal will merge into Arcelor, by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal. The combined company will be renamed “ArcelorMittal”. For a more complete description of the merger process, see “The Merger”.

Q:	Why is the merger of Mittal Steel into Arcelor being effected in two steps?

A:	The two-step merger process was structured to enable Mittal Steel to comply more rapidly and efficiently with part of the MOU undertakings. In addition, the first-step merger permitted a simplification of the group’s corporate structure, as both ArcelorMittal and Arcelor are located in the same jurisdiction (Luxembourg) with the same headquarters. The first-step merger therefore contributed to a more efficient and rapid integration of the management and administrative teams of Mittal Steel and Arcelor.

The second-step merger of ArcelorMittal into Arcelor will constitute the second and final step of the combination of Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law. In this second-step merger, ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor and shareholders of ArcelorMittal will become shareholders of Arcelor, which will be renamed “ArcelorMittal”.

Q:	Why am I receiving this proxy statement/prospectus?

A:	In order to complete the merger, ArcelorMittal shareholders must adopt the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum. The decision to merge requires the approval of at least two-thirds of the votes cast at the ArcelorMittal extraordinary general meeting where at least 50% of the issued share capital of ArcelorMittal is present or represented at the meeting.

This proxy statement/prospectus, including the merger agreement, the merger proposal and the explanatory memorandum, copies of which are attached to this prospectus/proxy statement as Annexes A and B, respectively, contain important information about the proposed merger and the ArcelorMittal extraordinary general meeting. You should read this proxy statement/prospectus carefully. The enclosed U.S. proxy card allows you to vote your shares without attending in person the ArcelorMittal extraordinary general meeting.

Your vote is very important. You are encouraged to vote.

Q:	What are the specific proposals on the agenda at the ArcelorMittal extraordinary general meeting?

A:	The ArcelorMittal extraordinary general meeting will vote on two separate proposals. The first proposal will be the approval of the merger of ArcelorMittal with Arcelor as contemplated by the merger proposal and explanatory memorandum. The approval of this agenda item will include an approval to transfer all assets and liabilities of ArcelorMittal to Arcelor in the merger, among other things. Separately, shareholders will vote on the discharge of the directors and auditor of ArcelorMittal from any liability resulting from the performance of their respective duties up to the date of the effectiveness of the merger. For a more complete description of the extraordinary general meeting agenda, see “The ArcelorMittal Extraordinary General Meeting – Date, Time, Place, Purpose and Agenda of the ArcelorMittal Extraordinary General Meeting”.

Q:	What will ArcelorMittal shareholders receive in the merger?

A:	In the merger, a holder of ArcelorMittal shares will receive one newly-issued Arcelor share for every one ArcelorMittal share, which is referred to as the Exchange Ratio. This Exchange Ratio assumes the prior completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-restructuring shares of Arcelor, effected solely to ensure a one-for-one exchange ratio in the merger. For a more complete description of what ArcelorMittal shareholders will receive in the merger, see “The Merger Agreement, the Merger Proposal and the Explanatory Memorandum — Merger Consideration”. For a more complete description of the share capital restructuring, see “The Merger — Pre-Merger Restructuring of the Share Capital of Arcelor”.

Q:	What will happen in the proposed merger to options to purchase ArcelorMittal shares?

A:	The merger proposal provides that for each option to purchase or subscribe for ArcelorMittal shares granted under employee and director stock plans of ArcelorMittal (including those held by directors and senior management) option holders will receive one option of Arcelor, giving the holder the right to acquire, or subscribe, as the case may be, for one Arcelor share, at an exercise price equal to the exercise price of the corresponding ArcelorMittal option, on terms and conditions otherwise similar to those governing the ArcelorMittal options prior to the effective time of the merger (subject to any changes necessary to reflect the effectiveness of the merger).

Q:	What conditions are required to be fulfilled to effect the merger?

A:	ArcelorMittal and Arcelor are not required to effect the merger unless certain specified conditions are satisfied or waived, where legally permissible. These conditions include, among other things, adoption of the decision to merge by the ArcelorMittal shareholders, completion of the share capital restructuring of Arcelor (pursuant to each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital restructuring shares of Arcelor), adoption of the decision to merge and approval of the issuance of Arcelor shares to be issued in the merger and related matters by the Arcelor shareholders, the admission to trading and listing of the Arcelor shares to be issued in the merger on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, which are collectively referred to as the Spanish exchanges, and admission to trading on the regulated market of the Luxembourg Stock Exchange and admission to listing on the Official List of the Luxembourg Stock Exchange and the admission to trading and listing of the existing and newly-issued Arcelor shares on Euronext Amsterdam by NYSE Euronext and the New York Stock Exchange, or NYSE. For a complete description of the conditions that must be satisfied or waived (where legally permissible) prior to effectiveness of the merger, see “The Merger Agreement, the Merger Proposal and the Explanatory Memorandum — Conditions to Effectiveness of the Merger”.

Q:	When do ArcelorMittal and Arcelor expect the merger to be effective?

A:	ArcelorMittal and Arcelor are working to effect the merger as promptly as practicable and legally possible following the day on which the extraordinary general meeting of shareholders of ArcelorMittal and Arcelor will be held to adopt the decision to merge as contemplated by the merger proposal and the explanatory memorandum. ArcelorMittal and Arcelor currently expect that the merger will be effective on or about November 13, 2007.

Q:	Are ArcelorMittal shareholders entitled to dissenters’ rights?

A:	No. ArcelorMittal shareholders will not have any appraisal or dissenters’ rights under Luxembourg law or under ArcelorMittal’s articles of association in connection with the merger, and neither ArcelorMittal nor Arcelor will independently provide ArcelorMittal shareholders with any such rights.

Q:	How does the ArcelorMittal Board of Directors recommend that ArcelorMittal shareholders vote?

A:	The ArcelorMittal Board of Directors has determined that the merger agreement, the merger proposal and explanatory memorandum and the transactions contemplated by the merger agreement, the merger proposal and explanatory memorandum are in the best interests of ArcelorMittal and the ArcelorMittal shareholders and unanimously recommends that ArcelorMittal shareholders vote “FOR” the decision to merge
ArcelorMittal into Arcelor as contemplated by the merger proposal and explanatory memorandum. For a more complete description of the recommendation of the ArcelorMittal Board of Directors, see “The
Merger — Recommendation of the ArcelorMittal Board of Directors and the ArcelorMittal and Arcelor Boards of Directors’ Reasons for the Merger”.

Q:	When and where will the ArcelorMittal extraordinary general meeting be held?

A:	The ArcelorMittal extraordinary general meeting will be held on November 5, 2007, at 10:30 a.m., Luxembourg time, at the registered office of ArcelorMittal located at 19, Avenue de la Liberté, Luxembourg, L-2930, Grand Duchy of Luxembourg.

Q:	Who can attend and vote at the ArcelorMittal extraordinary general meeting?

A:	If you are a holder of ArcelorMittal shares whose ownership is directly recorded in one of the ArcelorMittal shareholder registries, you can attend and vote at the extraordinary general meeting if you are registered in one of the ArcelorMittal shareholder registries on October 31, 2007 (the “blocking date”).

If you are a holder of ArcelorMittal shares whose ownership is not directly recorded in one of
ArcelorMittal’s shareholder registries you may vote at the ArcelorMittal extraordinary general meeting if you own ArcelorMittal shares before the blocking date and follow the appropriate instructions for attending the extraordinary general meeting and voting in person or voting by proxy, as applicable.

Q:	What should ArcelorMittal shareholders do now in order to vote on the proposal being considered at the extraordinary general meeting?

A:	If you are a holder of ArcelorMittal shares whose ownership is directly recorded in one of the ArcelorMittal shareholder registries, you are invited to announce your intention to participate at the extraordinary general meeting by completing, signing, dating and returning the participation form on or before the day preceding the blocking date.

If you are a holder of ArcelorMittal shares whose ownership is indirectly recorded in the ArcelorMittal Luxembourg shareholder registry or local Dutch shareholder registry (for example, if you hold your shares through a bank, financial institution or other intermediary), in order to attend and vote at the extraordinary general meeting you must request and obtain from your intermediary with whom your ArcelorMittal shares are on deposit, a blocking certificate (the “blocking certificate”) for your ArcelorMittal shares. Such blocking certificate must indicate clearly the precise identity of the owner of the ArcelorMittal shares, the number of ArcelorMittal shares being blocked, the date such shares are being blocked, which must be no later than the blocking date, and a statement that such ArcelorMittal shares are blocked until the close of the extraordinary general meeting. You must bring a copy of the blocking certificate to the extraordinary general meeting, which will serve as an attendance card for the extraordinary general meeting.

If you are a holder of ArcelorMittal shares whose ownership is indirectly recorded in the ArcelorMittal New York local shareholder registry you must follow the voting procedures and instructions received from your financial intermediary (bank, financial institution or other intermediary) or its agents with whom your ArcelorMittal shares are on deposit. In addition, your financial intermediary must complete and return a New York Registry share blocking request to The Bank of New York. The Bank of New York must receive this blocking request on or before the day preceding the blocking date.

In order to vote their shares by proxy, holders of ArcelorMittal shares must complete, sign, date and return a participation form or U.S. proxy card, as applicable, before certain specific dates.

For a detailed description of the required actions and the corresponding dates by which such actions must be completed in order to vote on the proposals being considered at the extraordinary general meeting, see “The ArcelorMittal Extraordinary General Meeting”.

Q:	May I change my vote after I have delivered my proxy?

A:	If you are a holder of ArcelorMittal shares whose ownership is directly recorded in one of ArcelorMittal’s shareholder registries, you may revoke your proxy at any time before it is exercised by timely delivering a properly executed, later-dated proxy or by attending the ArcelorMittal extraordinary general meeting and voting in person. See “The ArcelorMittal Extraordinary General Meeting”.

If you are a holder of ArcelorMittal shares whose ownership is indirectly recorded in the ArcelorMittal Luxembourg shareholder registry or Dutch local shareholder registry, you may revoke your proxy at any time by timely delivering a properly executed, later-dated proxy (provided such later-dated proxy arrives on or before the day preceding the blocking date) or by properly attending and voting in person at the ArcelorMittal extraordinary general meeting. In case you want to revoke your proxy by voting at the meeting in person, you are required to bring a copy of the blocking certificate with you to the extraordinary general meeting.

If you are a holder of ArcelorMittal shares whose ownership is indirectly recorded in the ArcelorMittal New York local shareholder registry you must contact your financial intermediary regarding the procedures to change or revoke your voting instruction.

In any case, simply attending the ArcelorMittal extraordinary general meeting without voting will not revoke your proxy.

Q:	What should I do if I receive more than one set of voting materials for the ArcelorMittal extraordinary general meeting?

A:	You may receive more than one set of voting materials for the ArcelorMittal extraordinary general meeting, including multiple copies of this proxy statement/prospectus and multiple U.S. proxy cards. This could happen, for example, if you hold your ArcelorMittal shares in more than one brokerage account. Please complete, sign, date and return each U.S. proxy card that you receive.

If your ArcelorMittal shares are indirectly recorded in one of the ArcelorMittal shareholder registries and you hold your ArcelorMittal shares in more than one brokerage account, in order to validly vote all of your shares at the extraordinary general meeting whether in person or by proxy, you must follow the applicable procedures for each brokerage account in which you hold your ArcelorMittal shares.

Q:	Who can help to answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus, the enclosed U.S. proxy card or the voting instructions, you should contact ArcelorMittal Investor Relations at +352-4792-2414 or +312-899-3569.

SUMMARY

The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all the information that is important to you. For a more complete description of the merger agreement, the merger proposal and the explanatory memorandum and the transactions contemplated by the merger agreement, the merger proposal and the explanatory memorandum, ArcelorMittal and Arcelor encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, ArcelorMittal and Arcelor encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about ArcelorMittal and Arcelor that has been filed with the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information”.

The Companies

ArcelorMittal

ArcelorMittal is the world’s largest and most global steel producer. ArcelorMittal is the successor company to Mittal Steel Company N.V., or Mittal Steel, by virtue of a merger of Mittal Steel with and into ArcelorMittal, which became effective on September 3, 2007. In 2006, Mittal Steel conducted a tender offer for the outstanding shares, American depositary shares and convertible bonds (OCEANES) of Arcelor, which is referred to as the “Offer”. As a result of the Offer, ArcelorMittal (as the successor to Mittal Steel) owns approximately 94% of the share capital and the voting rights of Arcelor and on August 1, 2006 Arcelor became a subsidiary of Mittal Steel and its results of operations have been included in ArcelorMittal’s (as the successor to Mittal Steel) consolidated results of operations from that date. On a pro forma basis after giving effect to its acquisition of Arcelor as if the acquisition had occurred on January 1, 2006, ArcelorMittal had sales of approximately $87.5 billion, steel shipments of approximately 110.5 million tonnes and an annual production capacity of approximately 138 million tonnes of crude steel for the year ended December 31, 2006. (“Tonnes” or “MT” are metric tonnes and are used in measurements involving iron ore, iron ore pellets, direct reduced iron, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds)).

ArcelorMittal is the largest steel producer in the Americas, Africa, and Europe, and it has a growing presence in Asia. ArcelorMittal has steel-making operations in 26 countries on four continents, including 64 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2006, Mittal Steel, as the predecessor entity to ArcelorMittal, had approximately 320,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished carbon steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 187 countries, including the automotive, appliance, engineering, construction and machinery industries.

ArcelorMittal operates its business in six reportable operating segments: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Stainless Steel; and Arcelor Mittal Steel Solutions and Services (trading and distribution). ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 35% of its steel is produced in the Americas, approximately 48% is produced in Europe and approximately 17% is produced in other countries, such as Kazakhstan, Algeria and South Africa. In addition, ArcelorMittal’s sales are balanced both geographically and between developed and developing markets, which have different characteristics.

ArcelorMittal has access to high-quality and low-cost raw materials through its captive sources and long-term contracts. In 2006, on a pro forma basis after giving effect to the acquisition of Arcelor (assuming full production of iron ore at Dofasco for captive use), approximately 45% of ArcelorMittal’s requirements of iron ore and approximately 9% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. ArcelorMittal is actively developing its raw material self-sufficiency, including through recent initiatives to gain or expand access to iron ore sources in Liberia, Ukraine and Senegal. In addition, ArcelorMittal is the world’s largest producer of direct reduced iron, or DRI, which is a scrap substitute used in the mini-mill steel-making process, with total production on a pro forma basis of approximately 9.3 million tonnes in 2006. ArcelorMittal’s DRI production satisfies all of its mini-mill input requirements. ArcelorMittal is one of the world’s largest producers of coke, a critical raw material derived from coal, and it satisfies approximately 76% of its coke needs. ArcelorMittal’s facilities have good access to shipping facilities, including its eleven deep-water port facilities and its railway sidings.

ArcelorMittal is a successor to a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer. ArcelorMittal has experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. ArcelorMittal made its first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of the principal acquisitions since then include Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA), Hunan Valin (China) and Kryvorizhstal (Ukraine) in 2005 and three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

The mailing address and telephone number of ArcelorMittal’s principal executive offices are:

ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
+352 4792-2414

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MTL”), and are admitted to listing and trading on Euronext Amsterdam by NYSE Euronext (symbol “MT”), Euronext Brussels by NYSE Euronext (symbol “MTBL”), Euronext Paris by NYSE Euronext (symbol “MTP”) and the Spanish exchanges (symbol “MTS”).

Arcelor

As discussed above, Arcelor became a subsidiary of Mittal Steel in August 2006 and its results of operations have been included in Mittal Steel’s (the predecessor entity to ArcelorMittal) consolidated results of operations from that date. Arcelor was created in February 2002 by the combination of three steel-making companies, Aceralia Corporación Siderurgica, Arbed and Usinor. Prior to its acquisition by Mittal Steel (the predecessor entity to ArcelorMittal), Arcelor operated in four market sectors: flat carbon steel, long carbon steel, stainless steel and Arcelor Steel Solutions and Services. In 2005, the last full year prior to Arcelor’s acquisition by Mittal Steel, it produced 46.7 million tonnes of steel and had revenues of €32.6 billion and net income of €3.8 billion.

The mailing address and telephone number of Arcelor’s principal executive offices are:

Arcelor
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
+352 4792-2414

Arcelor shares are admitted to trading on the Luxembourg Stock Exchange’s regulated market, and listed on the Official List of the Luxembourg Stock Exchange, and are admitted to listing and traded on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, and the Spanish exchanges, in each case under the symbol “LOR”, except for Euronext Brussels by NYSE Euronext where they are admitted to trading under the symbol “LORB”.

The Merger (see page 69)

Arcelor and ArcelorMittal have agreed in the merger agreement providing for the terms and conditions of the second-step merger to merge as contemplated by the merger proposal and the explanatory memorandum, as described in this proxy statement/prospectus. Under the terms of the merger proposal and the explanatory memorandum, ArcelorMittal will merge into Arcelor, by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal. The combined company will be renamed “ArcelorMittal”.

The merger agreement, the merger proposal and the explanatory memorandum are attached to this proxy statement/prospectus as Annexes A and B, respectively. Arcelor and ArcelorMittal encourage you to read these documents in their entirety.

The merger will be governed by the terms and conditions following from the applicable provisions of Luxembourg law, the merger proposal and the explanatory memorandum. Shareholders of ArcelorMittal and Arcelor will be asked to vote on the decision to merge as contemplated by the merger proposal and the explanatory memorandum at the extraordinary general meeting of shareholders of ArcelorMittal and Arcelor, respectively.

The merger constitutes the second step of the combination of Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law. In the first step, Mittal Steel merged into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. After a vote of the shareholders of Mittal Steel at an extraordinary general meeting held on August 28, 2007 and a resolution of the sole shareholder of ArcelorMittal on August 28, 2007, this merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”. In this second and final step, ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor and shareholders of ArcelorMittal will become shareholders of Arcelor, which will be renamed “ArcelorMittal”. See “The Merger — Two-Step Merger Process” for further information with respect to the two-step merger process.

Merger Consideration (see page 122)

In the merger, a holder of ArcelorMittal shares will receive one newly-issued Arcelor share for every one ArcelorMittal share, which is referred to as the Exchange Ratio. This Exchange Ratio assumes the prior completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital restructuring shares of Arcelor, as described in more detail below under “The Merger — Pre-Merger Restructuring of the Share Capital of Arcelor”.

No additional consideration in cash or in kind will be paid by Arcelor to the shareholders of ArcelorMittal in connection with the merger.

ArcelorMittal shares held in treasury by or for the account of ArcelorMittal or Arcelor will disappear in the merger pursuant to Luxembourg law. Arcelor will not issue any shares in consideration of such ArcelorMittal shares held in treasury by or for the account of ArcelorMittal or Arcelor.

The Arcelor shares to be issued in the merger will be created under Luxembourg law and will have the same rights as the post-restructuring Arcelor shares as set forth in Arcelor’s articles of association, which are expected to be amended effective November 13, 2007 (the expected day of effectiveness of the merger), except for the amendments related to the capital restructuring, which are expected to be effective the day following the Arcelor extraordinary general meeting of shareholders (November 6, 2007 under the proposed calendar), and Luxembourg law, provided however that the newly-issued shares shall be entitled only to dividends declared by Arcelor after the effective date of this merger. Specifically, the newly-issued shares will not be entitled either to (i) the last installment of the dividend decided by the annual general meeting of Arcelor held on April 27, 2007 ($0.325 per share before the share capital restructuring described below; $0.284375 after such restructuring), or (ii) the additional $0.040625 per post-restructuring Arcelor share which distribution will be proposed to the general meeting of Arcelor called to approve this merger, which in the aggregate represents a dividend of $0.325 per post-restructuring Arcelor share. Conversely, as a result of this merger, Arcelor will assume ArcelorMittal’s obligation to pay the last installment of the quarterly dividend decided by the annual general meeting of shareholders of Mittal Steel on or about June 12, 2007, which, in light of the exchange ratio of the first-step merger and this merger, will represent $0.325 per Arcelor share newly issued in this merger. Therefore, on or about December 15, 2007, each Arcelor share (whether issued in this merger or previously issued) will be entitled to a dividend payment of $0.325.

Based on the number of ArcelorMittal shares issued on the date hereof, after the effective time of the merger, former ArcelorMittal shareholders will hold approximately 97% of the then-issued Arcelor shares.

Treatment of Stock Options (see page 123)

The merger proposal provides that for each option to purchase or subscribe for ArcelorMittal shares granted under employee and director stock option plans of ArcelorMittal (including those held by directors and senior management) option holders will receive one option of Arcelor, each of which will give the holder the right to acquire, or subscribe, as the case may be, for one Arcelor share, at an exercise price equal to the exercise price of the corresponding ArcelorMittal option, on terms and conditions otherwise similar to those governing the ArcelorMittal options prior to the effective time of the merger (subject to any changes necessary to reflect the effectiveness of the merger).

Pre-Merger Restructuring of the Share Capital of Arcelor (see page 73)

Following discussions at a meeting held on May 15, 2007, the ArcelorMittal and the Arcelor Boards of Directors unanimously decided to approve an exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share. At a meeting held on September 25, 2007, the ArcelorMittal and the Arcelor Boards of Directors decided that it would be advisable to restructure the share capital of Arcelor prior to the effectiveness of this second-step merger so as to have a one-to-one exchange ratio in the merger. The share capital restructuring would take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-Arcelor shares, thus mechanically resulting in an adjusted exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor or ArcelorMittal shareholders.

The sole purpose for the decision of the Boards of Directors to implement such share capital restructuring was to limit the effect of the merger on the ArcelorMittal share price and hence its comparability pre- and post-merger. The share prices of Arcelor and ArcelorMittal are currently not aligned. Given that the trading volume of ArcelorMittal shares is far greater than that of Arcelor, it is anticipated that the trading characteristics of Arcelor (to be renamed ArcelorMittal at the time of the effectiveness of the merger) will immediately upon effectiveness of the merger inherit the pre-merger trading characteristics of ArcelorMittal. Without the share capital restructuring, the 0.875 exchange ratio would necessarily and mechanically cause the ArcelorMittal share price immediately post-merger to be different from the ArcelorMittal share price immediately pre-merger, because the application of the 0.875 ratio would affect the share price in a manner similar to a reverse stock split; effecting the Arcelor share capital restructuring pre-merger resulting in a one-to-one merger exchange ratio will avoid the merger from having this mechanical effect on the post-merger ArcelorMittal share price.

Recommendation of the ArcelorMittal Board of Directors and the ArcelorMittal and Arcelor Boards of Directors’ Reasons for the Merger (see page 83)

By unanimous vote, the ArcelorMittal Board of Directors, at a meeting held on September 25, 2007, approved the merger agreement, merger proposal and the explanatory memorandum and signed the merger agreement, merger proposal and the explanatory memorandum. The ArcelorMittal Board of Directors unanimously recommends that the ArcelorMittal shareholders vote FOR the decision to merge as contemplated by the merger proposal and the explanatory memorandum.

The ArcelorMittal and Arcelor Boards of Directors realized that there could be no assurance about future results, including results expected or considered in the factors weighed and reviewed by each of them. However, the ArcelorMittal and Arcelor Boards of Directors each concluded that the potential benefits of effecting the merger were significant and outweighed any potential risks of Arcelor minority shareholder challenges to, or litigation in respect of, the merger based on the Exchange Ratio as the Boards believed any such challenges or litigation would be groundless. The ArcelorMittal and Arcelor Boards of Directors also concluded, in particular, that the merger would enable their respective companies to comply with MOU undertakings.

The first-step merger of Mittal Steel with and into ArcelorMittal became effective on September 3, 2007. This merger constitutes the second and final step of the combination of Mittal Steel and Arcelor in a single legal entity governed by Luxembourg law. The ArcelorMittal and Arcelor Boards of Directors decided that this second-step merger would further rationalize the corporate structure of the group initiated by the first-step merger of Mittal Steel and ArcelorMittal.

With respect to the Exchange Ratio in the merger, each of the Arcelor and ArcelorMittal Boards of Directors considers it to be (i) relevant and reasonable to shareholders of ArcelorMittal and Arcelor, and (ii) consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger. The basis of the determination of the Exchange Ratio is further described in the explanatory memorandum attached to this proxy statement/prospectus in Annex B.

Shareholders Entitled to Vote; Vote Required (see page 64)

Holders of ArcelorMittal shares whose ownership is directly recorded in one of ArcelorMittal’s shareholder registries may vote at the ArcelorMittal extraordinary general meeting if they are registered in one of the ArcelorMittal shareholder registries on the blocking date.

Holders of ArcelorMittal shares whose ownership is not directly recorded in one of ArcelorMittal’s shareholder registries may vote at the ArcelorMittal extraordinary general meeting if they own ArcelorMittal shares before the blocking date and follow the appropriate instructions for attending the extraordinary general meeting and voting in person or voting by proxy, as applicable.

Holders may cast one vote for each ArcelorMittal share that they own on the dates indicated above.

In order to effect the merger, ArcelorMittal shareholders must adopt the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum. The decision to merge requires the approval of at least two-thirds of the votes cast at the ArcelorMittal extraordinary general meeting where at least 50% of the issued share capital of ArcelorMittal is present or represented at the meeting.

Timetable for the Merger (see page 85)

The merger proposal and the explanatory memorandum, each dated September 25, 2007, will be made publicly available as of September 28, 2007. A copy of the merger proposal and a copy of the explanatory memorandum are attached to this proxy statement/prospectus as Annex B.

In order to complete the merger, ArcelorMittal shareholders must adopt the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum. The extraordinary general meeting of shareholders of ArcelorMittal that will vote on the proposal to merge ArcelorMittal into Arcelor will be held on November 5, 2007, at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

If the proposal to merge is adopted by the requisite majority at the extraordinary general meetings of shareholders of ArcelorMittal and Arcelor and all other conditions precedent are satisfied or waived, the merger is expected to be effected on or about November 13, 2007.

Upon effectiveness of the merger, holders of ArcelorMittal shares will automatically receive newly-issued Arcelor shares in accordance with the Exchange Ratio and on the basis of their respective holdings as entered in the ArcelorMittal shareholder registry (registre des actionnaires) or their respective securities accounts. Holders of ArcelorMittal shares whose shares are registered directly in the ArcelorMittal shareholder registry, will automatically receive newly-issued Arcelor shares through an entry in the shareholder registry (registre des actionnaires) of Arcelor. Holders of ArcelorMittal shares whose shares are registered indirectly, that is through a book-entry system, in the ArcelorMittal shareholder registry, will automatically receive newly-issued Arcelor shares through a credit to their respective securities accounts.

Upon the day of effectiveness of the merger, which is expected to be on or about November 13, 2007, the Arcelor shares issued in the merger will be listed and traded on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the Spanish exchanges and admitted to trading on the regulated market of the Luxembourg Stock Exchange and listed on the Official List of the Luxembourg Stock Exchange. Additionally, both the existing and the newly-issued Arcelor shares will be admitted to trading and listing on Euronext Amsterdam by NYSE Euronext and the NYSE.

Finally, the ArcelorMittal shares, which will automatically disappear in the merger, will no longer be listed and traded on the Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Spanish exchanges and the NYSE or traded on the regulated market of the Luxembourg Stock Exchange, or listed on the Official List of the Luxembourg Stock Exchange, as of the day of effectiveness of the merger. The last day of listing and trading of the ArcelorMittal shares at these exchanges is expected to be on or about November 12, 2007.

Auditors’ Opinions (see page 86)

On September 25, 2007, Mazars S.A. (“Mazars”) issued its written report (un rapport écrit destiné aux actionnaires) to the Board of Directors of ArcelorMittal with respect to, among other things, the fairness of the Exchange Ratio, as required pursuant to Luxembourg law. Mazars opined, among other things, that, as of the date of its report and based upon the factors and assumptions set forth therein, no fact has come to its attention that causes it to believe that the Exchange Ratio is not relevant and reasonable (pertinent et raisonnable) to all shareholders of ArcelorMittal or that the valuation methods used by the Board of Directors to determine the Exchange Ratio are not adequate. A copy of the report is attached to the merger proposal, a copy of which is attached to this proxy statement/prospectus as Annex B, and both the merger proposal and the report are also available at the offices of Arcelor and ArcelorMittal and at the Luxembourg Registry of Trade and Companies.

On September 25, 2007, Compagnie Luxembourgeoise d’Expertise et de Révision Comptable (“CLERC”) issued its written report (un rapport écrit destiné aux actionnaires) to the Board of Directors of Arcelor with respect to, among other things, the fairness of the Exchange Ratio, as required pursuant to Luxembourg law. CLERC opined, among other things, that, as of the date of its report and based upon the factors and assumptions set forth therein, no fact has come to its attention that causes it to believe that the Exchange Ratio is not relevant and reasonable (pertinent et raisonnable) to all shareholders of Arcelor or that the valuation methods used by the Board of Directors to determine the Exchange Ratio are not adequate. A copy of the report is attached to the merger proposal, a copy of which is attached to this proxy statement/prospectus as Annex B, and each of the merger proposal and the report are also available at the offices of Arcelor and ArcelorMittal and at the Luxembourg Registry of Trade and Companies.

Fairness Opinion of Financial Advisor to Mittal Steel and ArcelorMittal (see page 87)

Goldman Sachs International (“Goldman Sachs”) delivered its opinion to the Boards of Directors of each of Mittal Steel and ArcelorMittal that, as of May 15, 2007 and based upon and subject to the factors and assumptions set forth therein, and assuming that the First Step Merger (as defined below) had been consummated, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them was fair, from a financial point of view, to the holders of the outstanding shares of ArcelorMittal (which holders were, immediately prior to consummation of the first-step merger, holders of the outstanding Mittal Steel class A and Mittal Steel class B common shares). This fairness opinion was issued before the decision was made to condition the effectiveness of the second-step merger to the completion of the Arcelor share capital restructuring.

The full text of the written opinion of Goldman Sachs, dated May 15, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus. ArcelorMittal’s shareholders should read this opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors of Mittal Steel and the Board of Directors of ArcelorMittal in connection with their respective consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of the ArcelorMittal shares or Arcelor shares should vote with respect to the merger or any issuance of Arcelor shares.

Fairness Opinions of Financial Advisors to Arcelor (see page 94)

The Arcelor Board of Directors received opinions from (i) Fortis Bank (Nederland) N.V., that, based upon and subject to the various considerations set forth therein, as of May 15, 2007, the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share applied to the second-step merger, pursuant to the draft merger agreement provided to them, was fair from a financial point of view to the shareholders holding the 5.76% of the issued share capital of Arcelor not held by ArcelorMittal (as successor to Mittal Steel) (the “Public Shareholders”); (ii) Morgan Stanley & Co. Limited, that, based upon and subject to the various considerations set forth therein, as of May 15, 2007, the Exchange Ratio applied to the second-step merger, pursuant to the draft merger agreement provided to them, was fair from a financial point of view to the Public Shareholders; (iii) Ricol, Lasteyrie & Associés that, based upon and subject to the various considerations set forth therein and based upon such other matters which were considered relevant, as of May 15, 2007, the proposed exchange ratio for the merger of 0.875 Arcelor shares for every ArcelorMittal share was fair from a financial point of view to the Public Shareholders; and (iv) Société Générale, that, based upon and subject to the factors and assumptions set forth therein, as of May 15, 2007, the exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share applied to the second-step merger, pursuant to the draft merger agreement provided to them, was fair from a financial point of view to the Public Shareholders.

These fairness opinions were issued before the decision was made to condition the effectiveness of the second-step merger to the completion of the Arcelor share capital restructuring.

The full texts of these opinions are attached as Annexes D through G to this proxy statement/prospectus. We encourage you to read these opinions in their entirety. These opinions are not a recommendation as to how any holder of the ArcelorMittal shares or Arcelor shares should vote with respect to the merger or any issuance of Arcelor shares.

Directors and Management of the Combined Company After the Merger (see page 136)

As described in “Management”, the combined company will be governed by a Board of Directors and a Group Management Board. Pursuant to the Memorandum of Understanding, certain special governance mechanisms designed to promote the integration of Arcelor and Mittal Steel have been put into place for a period of three years ending on August 1, 2009 (the “Initial Term”). Arcelor and Mittal Steel agreed to change and unify their respective corporate governance structure and rules and to change the composition and operation of their respective Boards of Directors and Group Management Boards so that until the completion of the merger, the board composition and governance structure of both companies would be identical. In connection with the first-step merger of Mittal Steel into ArcelorMittal, ArcelorMittal adopted a governance structure identical to Arcelor and Mittal Steel in all material respects.

The Board of Directors of Arcelor is in charge of the overall management of Arcelor. The Arcelor Board of Directors is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of Arcelor, except those expressly reserved by Luxembourg law or by the articles of association of Arcelor to the general meeting of shareholders. The members of the Board of Directors are appointed and dismissed by the general meeting of shareholders. The Group Management Board of Arcelor is entrusted with the day-to-day management of Arcelor. The members of the Group Management Board are appointed and dismissed by the Board of Directors. The composition of the Board of Directors and Group Management Board of Arcelor will not change as a result of the merger.

Name and Executive Offices of the Combined Company After the Merger (see page 136)

The combined company shall be named “ArcelorMittal”, as Arcelor will be renamed ArcelorMittal upon the effectiveness of the merger. The executive offices of the combined company will continue to be located in Luxembourg.

Ownership of the Combined Company After the Merger (see page 161)

Based on the number of ArcelorMittal shares issued on the date hereof, Arcelor expects to issue a maximum of 1,417,207,253 Arcelor shares to ArcelorMittal shareholders in the merger, such number being nominally reduced by the number of ArcelorMittal shares that will be held by or on behalf of Arcelor or ArcelorMittal as of November 5, 2007, the date of the extraordinary general meetings of Arcelor and ArcelorMittal convened to vote on the merger. Based on the number of ArcelorMittal shares issued on the date hereof, after the effective time of the merger, former ArcelorMittal shareholders will hold approximately 97% of the then-issued Arcelor shares. In addition, Arcelor may issue additional Arcelor shares as a result of the future exercise of (former) ArcelorMittal or Arcelor stock options.

Share Ownership of Directors and Senior Management (see page 151)

As of September 3, 2007, the aggregate beneficial share ownership of ArcelorMittal’s directors and members of senior management (40 individuals, who were the same as Mittal Steel’s directors and senior management prior to the first-step merger and are currently the same as Arcelor’s directors and senior management) was 2,263,181 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant shareholder and including options to acquire 368,525 ArcelorMittal shares that are exercisable within 60 days of September 3, 2007) being 0.16% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal shares, these 40 individuals beneficially owned 1,923,208 ArcelorMittal shares. As of September 3, 2007, the Significant shareholder beneficially owned 623,285,000 of ArcelorMittal’s outstanding shares, representing 43.98% of ArcelorMittal’s outstanding shares. ArcelorMittal directors and members of senior management have indicated that they expect to vote for the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum.

Admission to Trading and Listing of Arcelor Shares; Delisting of ArcelorMittal Shares (see page 118)

Under the merger agreement, Arcelor is required to have the admission to trading and listing of the Arcelor shares to be issued in the merger on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, which are collectively referred to as the Spanish exchanges, as well as their admission to trading on the regulated market of the Luxembourg Stock Exchange and listing on the Official List of the Luxembourg Stock Exchange approved by these respective exchanges. Additionally, Arcelor is required to have the admission to trading and listing of the existing and newly-issued Arcelor shares on Euronext Amsterdam by NYSE Euronext and the New York Stock Exchange, or NYSE, approved by these exchanges.

Upon effectiveness of the merger, the ArcelorMittal shares will no longer be listed on the NYSE and ArcelorMittal shares will no longer be admitted to trading and will be delisted from Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Spanish exchanges and will no longer be admitted to trading on the Luxembourg Stock Exchange’s regulated market and no longer be listed on the Official List of the Luxembourg Stock Exchange.

Dissenters’ Rights in the Merger (see page 118)

ArcelorMittal shareholders will not have any appraisal or dissenters’ rights under Luxembourg law or under ArcelorMittal’s articles of association in connection with the merger, and neither ArcelorMittal nor Arcelor will independently provide ArcelorMittal shareholders with any such rights.

Conditions to Effectiveness of the Merger (see page 126)

The obligations of ArcelorMittal and Arcelor to complete the merger are subject to the satisfaction or waiver, where legally permissible, of the following conditions:

•	the decision to merge as contemplated by the merger proposal and the explanatory memorandum will have been adopted by the requisite affirmative vote of the shareholders of ArcelorMittal;

•	the following will have been approved by the requisite affirmative vote of the shareholders of Arcelor:

•	the completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital shares of Arcelor, as more fully described under “The Merger — Pre-Merger Restructuring of the Share Capital of Arcelor”;

•	the increase of the share capital of Arcelor by incorporation of free reserves without issuing new shares, but by increasing the par value of the shares in order to round up the par value of the post-capital restructuring shares of Arcelor to the immediately higher eurocent;

•	the decision of Arcelor to distribute an additional dividend of $0.040625 per post-share capital restructuring Arcelor share, payable simultaneously with the last installment of the dividend decided by the ordinary general meeting of Arcelor on April 27, 2007, so that each post-share capital restructuring Arcelor share (other than those issued in the second-step merger) will be entitled to a dividend payment of $0.325 on or about December 15, 2007;

•	the decision to create an authorized share capital and authorize the Board of Directors of Arcelor to issue Arcelor shares within the limits of the authorized share capital for delivery upon exercise or conversion, as applicable, of Arcelor stock options or other equity-based awards granted under any Arcelor employee incentive or benefit plan and to limit or cancel the preferential subscription right of the existing shareholders;

•	the amendment of Arcelor’s articles of association and adoption of an English language version and the change of the binding language of the articles of association from French to English;

•	the decision to merge as contemplated by the merger proposal and the explanatory memorandum;

•	the decision to issue the Arcelor shares in the merger;

•	the decision to cancel, upon effectiveness of the merger, the Arcelor shares, except the fractions of Arcelor shares, if any, that will be transferred by ArcelorMittal to Arcelor pursuant to the merger; and

•	the decision to issue Arcelor stock options in the merger in exchange for the ArcelorMittal stock options;

•	the European prospectus will have been approved by the Luxembourg Commission de Surveillance du Secteur Financier, or the CSSF, and a copy of that approval will have been notified by the CSSF to the competent securities regulator in Belgium, France, The Netherlands, Spain and any other relevant competent securities regulator in the European Union, no actions by third parties challenging the CSSF’s approval shall be pending or threatened before the competent Luxembourg courts and the CSSF shall not have withdrawn or threatened to withdraw its approval;

•	the F-4 Registration Statement, of which this proxy statement/prospectus forms a part, will have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the F-4 Registration Statement will be in effect and no proceedings for such purpose will be pending before, or threatened by, the SEC;

•	the Arcelor shares issued in the merger will have been (provisionally) admitted to trading and listing on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the Spanish exchanges as well as admitted to trading on the regulated market of the Luxembourg Stock Exchange and listed on the Official List of the Luxembourg Stock Exchange and admitted to trading and listing on Euronext Amsterdam by NYSE Euronext and the NYSE;

•	the existing and newly-issued Arcelor shares will have been (provisionally) admitted to trading and listing on Euronext Amsterdam by NYSE Euronext and the NYSE (subject to official notice of issuance); and

•	there will be no action, litigation or proceeding by any court or person, instituted or pending, or statute, rule, regulation, injunction, order or decree by any court or person issued or deemed to be applicable to the merger, that seeks to prohibit or restrain the merger or seeks a divestiture of any ArcelorMittal shares or Arcelor shares (including any shares issued in the merger) or limitation on the ownership rights of Arcelor over the assets and liabilities of ArcelorMittal that are transferred to Arcelor upon effectiveness of the merger that would reasonably be expected to have a material adverse effect, as such concept is defined in the merger agreement.

Minority Shareholder Claims Regarding the Exchange Ratio (see page 119)

Several minority shareholders of Arcelor or their representatives have made allegations regarding or brought legal proceedings relating to the merger process and more specifically the proposed exchange ratio in the merger. Their principal actions have been the following: writing letters to the Boards of Directors of Arcelor and Mittal Steel; seeking to instigate investigations or actions by market regulatory authorities; and seeking injunctions from Dutch and French courts. Arcelor and ArcelorMittal each believe that the allegations made and claims brought by the minority shareholders regarding the proposed exchange ratio are without merit and that such exchange ratio complies with the requirements of applicable law, is consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and is relevant and reasonable to shareholders of ArcelorMittal and Arcelor. To date, the courts and regulators that have ruled on the claims brought by minority shareholders have rejected the claims. It is possible that additional claims may be brought before regulators or courts prior to the ArcelorMittal and Arcelor extraordinary general meetings that will be convened to vote on the second-step merger.

Regulatory Matters (see page 120)

The merger may be subject to various regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including filings with antitrust authorities in certain jurisdictions and those relating to the offer and sale of securities. ArcelorMittal and Arcelor are continuing to evaluate and comply in all material respects with these requirements, as appropriate, and do not anticipate that they will hinder, delay or restrict the effectiveness of the merger.

Termination of the Merger Agreement (see page 127)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by the mutual written consent of Arcelor and ArcelorMittal. If any of the conditions precedent to the effectiveness of the merger have not been satisfied or waived, where legally permissible, by December 31, 2007, either party may terminate the merger agreement upon written notice to the other party; provided that the right to terminate the merger agreement will not be available to the party whose failure to fulfill any condition precedent under the merger agreement has been the cause of, or resulted in, the failure of the satisfaction of that condition precedent to occur on or before that date. If no such written notice is sent, the merger agreement will remain in full force and the parties may agree to either consider such condition precedent waived or amend the merger agreement.

Taxation (see page 171)

The following is a summary. Holders are urged to consult their tax advisors regarding tax consequences of the merger and of holding and disposing of Arcelor shares.

U.S. Taxation

For U.S. federal income tax purposes, the merger between ArcelorMittal and Arcelor will qualify as a tax-free reorganization. Accordingly, a U.S. Holder (as defined under “Taxation — United States Taxation”), will not recognize any gain or loss in connection with the exchange of ArcelorMittal shares for Arcelor shares in the merger. A U.S. Holder will have a tax basis in the Arcelor shares received equal to the tax basis of the ArcelorMittal shares surrendered. A U.S. Holder will have a holding period in the Arcelor shares equal to the holding period of the ArcelorMittal shares surrendered in the merger.

Luxembourg Taxation

Capital gains on ArcelorMittal shares realized by Luxembourg Holders (as defined under “Taxation — Luxembourg Taxation”) will not be deemed realized under Luxembourg law provided such Luxembourg Holders opt for roll-over relief and do not receive a cash balance payment exceeding 10% of the par value of the Arcelor shares they receive in exchange for their ArcelorMittal shares as provided by Articles 22 bis and 102 (10) of the Luxembourg Income Tax Law. If a capital gain is realized, an individual Luxembourg Holder shall only be taxable if the merger takes place within six months following the acquisition by the Luxembourg Holder of its ArcelorMittal shares, or if the relevant holder holds more than 10% of the ArcelorMittal shares. If the holder is a Luxembourg company, such capital gain on ArcelorMittal shares shall only be taxable if such holder does not benefit from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law and the Grand Ducal Decree of December 21, 2001, as amended.

Accounting Treatment (see page 118)

For accounting purposes, the merger of ArcelorMittal into Arcelor shall be considered a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of ArcelorMittal and Arcelor shall be carried forward at their historical book values, and the income of Arcelor shall include the income of ArcelorMittal as of January 1, 2007. For statutory reporting purposes in Luxembourg, the final accounting year of ArcelorMittal shall end on December 31, 2006.

Comparison of Rights of ArcelorMittal Shareholders and Arcelor Shareholders (see page 170)

As a result of the merger, ArcelorMittal shares will be automatically exchanged for Arcelor shares. Because ArcelorMittal and Arcelor are both société anonymes organized under the laws of Luxembourg and the articles of association of Arcelor upon effectiveness of the merger will be identical to those of ArcelorMittal prior to the merger (except for the amount of issued capital, which shall be increased in the merger, the provisions relating to the authorized share capital and to share fractions, and certain other non-material items) there will be no material differences between the rights of ArcelorMittal shareholders and Arcelor shareholders upon effectiveness of the merger.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Financial Information

This proxy statement/prospectus incorporates by reference the audited consolidated financial statements of Mittal Steel Company N.V. (of which ArcelorMittal is the successor) and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2005 and 2006, and the consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2004, 2005 and 2006, which we refer to as the Mittal Steel Consolidated Financial Statements, and includes selected consolidated financial information of Mittal Steel for the dates and periods presented in the Mittal Steel Consolidated Financial Statements and as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003.

All of the financial statements included in this proxy statement/prospectus have been prepared based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”) except where indicated. IFRS as endorsed by the European Union differs in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). Mittal Steel has, however, determined that the financial information as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 would not be different had it applied IFRS as issued by the IASB. The financial information in this proxy statement/prospectus, or incorporated by reference herein, also includes a reconciliation of certain items from IFRS to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). IFRS differs in certain significant respects from U.S. GAAP.

Mittal Steel’s significant acquisitions in 2004, 2005 and 2006, including in particular those of Arcelor, ISG and Kryvorizhstal, have been accounted for using the purchase method of accounting, with Mittal Steel as the acquiring entity in accordance with IFRS 3 (“Business Combinations”). Inter-company transactions have been eliminated in financial consolidation.

The financial information and certain other information presented in a number of tables in this proxy statement/prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this proxy statement/prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

In this document, references to “$”, “dollars”, “USD” or “U.S. dollars” are to United States dollars; “euro”, “euros”, “EUR” or “€” are to the currency of the European Union member states participating in the European Monetary Union; and “real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil.

Market Information

This proxy statement/prospectus includes or incorporates by reference industry data and projections about ArcelorMittal’s and Arcelor’s markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this proxy statement/prospectus are based primarily on public sources including, but not limited to, publications of the International Iron and Steel Institute (IISI). Industry publications generally state that the information they contain has been obtained from sources believed to be reliable and that the projections they contain are based on a number of significant assumptions. In addition, in many cases ArcelorMittal and Arcelor have made statements in this proxy statement/prospectus regarding their industry and their position in the industry based on internal surveys, industry forecasts, market research and their own experience.

Internet Sites

ArcelorMittal and Arcelor maintain an Internet site: www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this proxy statement/prospectus unless otherwise incorporated by reference in this prospectus, as described in “Incorporation of Certain Documents by

Reference”. All references in this prospectus to ArcelorMittal’s and Arcelor’s Internet site are inactive textual references to the URL and are for your information only.

Recent Developments

Various Matters

In January 2007, Mittal Steel sold Travi e Profilati di Pallanzeno (“TPP”) and its 49.9% stake in San Zeno Acciai to Duferco for an enterprise value of €117 million. Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor. In 2006, TPP generated sales of approximately €190 million with an annual production of approximately 500,000 tonnes of long carbon steel products.

On January 19, 2007, Mittal Steel announced that it had agreed to sell Huta Bankowa Spólka z.o.o. (“Huta Bankowa”) to Alchemia SA Capital Group for an enterprise value of approximately €37 million (approximately $48 million). Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor. Huta Bankowa, a wholly-owned subsidiary of ArcelorMittal, is located in Dabrowa Gornicza in southern Poland. The transaction is expected to close in 2007, subject to European Commission approval and applicable antitrust clearances.

On February 14, 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. ArcelorMittal (as successor to Mittal Steel) will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

On February 23, 2007, Mittal Steel announced that it had signed agreements with the State of Senegal in West Africa to develop iron ore mines in the Faleme region of South East Senegal. The project is expected to require an investment of approximately $2.2 billion. The project is an integrated mining project that will encompass the development of the mine, the building of a new port near Dakar and the development of approximately 750 kilometers of rail infrastructure to link the mine with the port. ArcelorMittal expects the mine to produce approximately 750 million tonnes of iron ore. ArcelorMittal expects to commence production of the mines in 2011. The Government of Senegal officially handed the concessions to Mittal Steel on July 18, 2007.

On March 5, 2007, Mittal Steel sold Stahlwerk Thüringen GmbH (“SWT”) to Grupo Alfonso Gallardo for an enterprise value of €591 million (approximately $768 million). Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor. SWT, which was a wholly-owned subsidiary of Mittal Steel, is located at Unterwellenborn, Thüringen, Germany. In 2005, SWT’s sales were approximately €400 million. SWT employs approximately 700 people and produces steel sections of up to 550 millimeters in width used in building and construction.

On March 16, 2007, Mittal Steel announced that it was investing in a new steel service center in Krakow, Poland. Incorporating two de-coiling lines and a slitting line, this facility will have a processing capacity of 450,000 tonnes per year and will strengthen ArcelorMittal’s network of steel service centers in Poland. Operation is expected to commence in the fall of 2007.

On March 16, 2007, Mittal Steel announced that it had signed a definitive agreement with Noble International, Ltd. (“Noble”) for the combination of their laser-welded tailored blanks businesses. In exchange for its laser-welded blanks business in western and eastern Europe, China, India and the United States, Mittal Steel received $300 million from Noble, including $131,250,000 in a combination of cash, a Noble note and the assumption of certain financial obligations, and 9,375,000 shares of Noble common stock. The completion of this transaction in August 2007 made ArcelorMittal the largest shareholder of Noble, with approximately 40% of its issued and outstanding common shares and the ability to appoint four of the nine seats on its Board of Directors.

On April 23, 2007, Mittal Steel announced that it had finalized the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of approximately $1.4 billion. Sicartsa, with production facilities in Mexico and Texas, is a fully-integrated producer of long steel, with an annual production capacity of approximately 2.7 million tonnes. Sicartsa’s wholly-owned mine is linked directly to the plant via a slurry pipeline. In addition to a fully-integrated steel-making facility at Lázaro Cárdenas, next to Mittal Steel’s Lázaro Cárdenas site, the acquisition included Metaver, a mini-mill, Sibasa and Camsa, two rolling mills in Celaya, Guanajuato (Sibasa) and Tultitlán in the state of Mexico, as well as Border Steel, a mini-mill in the state of Texas in the United States.

On July 26, 2007, Mittal Steel announced that it had reached an agreement with the Polish government to acquire the 25.2% of shares in ArcelorMittal Poland held by the Polish state and treasury ministry. Mittal Steel agreed to acquire the shares for approximately 436 million Polish zloty or approximately $157 million. Mittal Steel initially acquired approximately 69% of the Polish company in March 2004 and as part of that agreement received an option to purchase a further 25% from the Polish state, which was exercised in this transaction.

On August 28, 2007, Mittal Steel sold 13,400,000 class A common shares for an aggregate amount of €616 million pursuant to a block trade transaction and simultaneously bought a call option giving it the right to purchase the equivalent number of shares (or the shares substituted for them in the merger of Mittal Steel into ArcelorMittal or in the proposed merger of ArcelorMittal into Arcelor, as the case may be). The call option was transferred to ArcelorMittal as a result of the first step merger. ArcelorMittal expects to use any shares that would be purchased pursuant to the call option for share deliveries under the ArcelorMittal employee stock option plan. The purchase price for the call option was €315 million and the strike price was €22.975 per share. The call option expires on November 28, 2007. As of September 26, 2007, ArcelorMittal had purchased 1.2 million shares through the partial exercise of the call option.

On August 31, 2007 Mittal Steel announced that it had signed a definitive agreement with RAG Beteligungs-AG, Essen (“RAG”) for the acquisition of the 76.88% stake held by RAG in Saar Ferngas AG, Saarbrücken. The sale is subject to board approval and approval by the European anti-trust authorities. The purchase price under the agreement is approximately €367 million and the transaction is expected to complete in the fourth quarter of 2007. Saar Ferngas is the largest gas distribution company in Saarland and Rhineland-Palatinate and supplies natural gas to municipal power utilities, industrial plans and power stations.

On September 5, 2007, ArcelorMittal announced that it would acquire all of the outstanding interests of Wabush Mines, an iron ore and pellet producer in northeastern Canada. The company will acquire the remaining interests it does not own in the joint venture through the exercise of a right of first refusal over such interests held by its Dofasco subsidiary. Dofasco, which already held 28.6% of the mining venture, will acquire the interests of Stelco (44.6%) and Cleveland Cliffs (26.8%) for an aggregate cash element of approximately $67 million and the assumption of certain liabilities. The transaction, which is subject to regulatory approval, is expected to close in December 2007.

On September 10, 2007, ArcelorMittal announced that it would acquire 51% of the shares of Rozak A.S., a Turkish steel company. Rozak specializes in H-profiles, sheets and plates and shipped approximately 450,000 tonnes of steel during 2006 with revenues of approximately €260 million. The transaction is subject to antitrust authorities’ approval, and is expected to be completed by year-end 2007.

Dofasco

On January 26, 2006, Mittal Steel and ThyssenKrupp AG entered into a letter agreement which provided that if Mittal Steel was successful in its tender offer for Arcelor and was able to exert management control “with the ability to sell Dofasco”, Mittal Steel would cause Arcelor to sell Dofasco to ThyssenKrupp. During March and April 2006, Arcelor acquired 100% of the shares of Dofasco. On April 3, 2006, Arcelor transferred 89% of the shares of Dofasco to the Strategic Steel Stichting (“S3”), an independent foundation under Dutch law, thereby removing Arcelor’s ability to sell or otherwise dispose of such shares without S3’s consent. On June 25, 2006, Mittal Steel and Arcelor agreed to the terms of a recommended offer, pursuant to which Mittal Steel has acquired approximately 94% of the share capital of Arcelor.

On August 1, 2006, the Department of Justice (“DOJ”) announced that it had concluded that the acquisition by Mittal Steel of Arcelor was likely to lessen substantially competition in the market for tin mill products in the eastern United States and filed in the U.S. District Court in Washington, D.C. a consent decree that Mittal Steel had previously signed with the DOJ on May 11, 2006. The consent decree required the divestiture of Dofasco or, if Mittal Steel were unable to sell Dofasco, the divestiture of either Mittal Steel’s Sparrows Point facility in Maryland or Mittal Steel’s Weirton facility in West Virginia. The consent decree provided that the DOJ in its sole discretion would choose which plant would be sold. The consent decree also included a Hold Separate Stipulation and Order, which provided that Dofasco would be maintained as a separate business, independent of the other businesses of Mittal Steel and Arcelor, until Dofasco was divested or the DOJ made its selection of the alternative plant to be divested.

After the consent decree was filed in court, the boards of both Mittal Steel and Arcelor requested the directors of S3 to dissolve the foundation in order to allow the sale of Dofasco. On November 10, 2006, however, S3’s directors unanimously decided not to dissolve the foundation and to retain the Dofasco shares, thereby continuing to prevent their sale.

On December 22, 2006, ThyssenKrupp initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached the letter agreement by failing to cause Arcelor to initiate litigation against S3 to force S3 to transfer the Dofasco shares to Arcelor so as to permit their sale to ThyssenKrupp. The suit sought, among other things, a court order directing Mittal Steel to cause Arcelor to commence summary proceedings in the Dutch courts to force S3 to return the Dofasco shares to Arcelor. On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order. The time for ThyssenKrupp to appeal the Rotterdam District Court’s order has expired.

On February 20, 2007, the DOJ informed Mittal Steel that the DOJ had selected the Sparrows Point steel mill located near Baltimore, Maryland for divestiture under the consent decree filed by the DOJ in August 2006. The selection of Sparrows Point by the DOJ ended the period during which Mittal Steel was required to hold Dofasco separate from its operations. According to the decree, the divestiture of Sparrows Point was required to take place within 90 days from February 20, 2007, subject to possible extensions. As a result of various DOJ and district court extensions, the divestiture period was extended until August 6, 2007. On August 2, 2007 Mittal Steel announced that it had entered into an agreement to sell Sparrows Point and related railroad, intellectual property and other assets to a joint venture entity sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation, with participation by industry and institutional investors. ArcelorMittal, as successor to Mittal Steel, received approval for the sale from the DOJ on September 5, 2007. The transaction is expected to close in the fourth quarter of 2007.

Brazilian Subsidiaries

On September 25, 2006, the Comissão de Valores Mobiliáros (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders was to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Mittal Steel that was attributable to Arcelor Brasil. On April 17, 2007, the CVM granted registration of the offer, which opened on April 27, 2007 and closed on June 4, 2007. The consideration to be offered per Arcelor Brasil share was R$10.82 in cash and 0.3568 Mittal Steel class A common shares, subject to certain adjustments. Tendering Arcelor Brasil shareholders could also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the offering documents.

On June 5, 2007, Mittal Steel publicly announced the results of the tender offer. In the aggregate, Mittal Steel acquired 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil as of June 5, 2007, thereby increasing its then 67.1% shareholding in Arcelor Brasil to 96.6%. Mittal Steel paid for the shares with $3.5 billion in cash and approximately 27.0 million Mittal Steel class A common shares, representing a total consideration of $5.2 billion. On June 15, 2007, Arcelor Brasil received confirmation from the CVM that its registration as a listed company had been cancelled and on June 21, 2007, Arcelor Brasil received confirmation from BOVESPA (the stock exchange of São Paulo, Brazil) that its securities could no longer be traded on the exchange.

As of August 8, 2007, Mittal Steel had paid an additional $0.4 billion in cash for additional shares of Arcelor Brasil. These purchases were made pursuant to the sell-out procedure under applicable Brazilian regulations that required that the remaining Arcelor Brasil shareholders have the opportunity to sell their shares to Mittal Steel for R$53.89 per share in cash (the same price offered to Arcelor Brasil shareholders in the all-cash option of the tender offer) plus an interest component from June 8, the date of the settlement of the all-cash option of the tender offer, until settlement of such sales. On August 8, 2007, a general Arcelor Brasil shareholders’ meeting was held which approved the redemption by Arcelor Brasil of the remaining shares of Arcelor Brasil not held by Mittal Steel. On August 17, 2007, Arcelor Brasil paid a total of $0.1 billion in cash to the remaining shareholders and redeemed all the remaining shares of Arcelor Brasil for R$53.89 per share plus an interest component for the period from June 8, 2007, the date of the settlement of the all-cash option of the tender offer, until August 17, 2007, the date the funds were made available to the remaining shareholders. On August 20, 2007, Mittal Steel Brasil Participações S.A., a wholly owned subsidiary of Mittal Steel that was incorporated in order to acquire the Arcelor Brasil shares in the context of the tender offer, was merged with and into Arcelor Brasil S.A. Following this merger, on August 31, 2007, Arcelor Brasil was merged into Belgo Siderurgia S.A., which was then renamed ArcelorMittal Brasil S.A. The combined entity is now 100% owned by ArcelorMittal subsidiaries.

The acquisitions and divestitures referenced above, other than Arcelor Brasil, were not individually or in the aggregate significant to ArcelorMittal as defined in Rule 1-02(w) of Regulation S-X.

SELECTED HISTORICAL FINANCIAL INFORMATION FOR MITTAL STEEL

The following disclosure relates to Mittal Steel Company N.V., which merged into its wholly-owned subsidiary ArcelorMittal on September 3, 2007, and its direct and indirect subsidiaries, including Arcelor. Since Arcelor forms a part of the ArcelorMittal group and, following the completion of this merger, will be the successor of ArcelorMittal, the (historical) narrative and financial disclosure in this prospectus is at certain places, including this section, based substantially or exclusively on the business and operations of Mittal Steel Company N.V. and its direct and indirect subsidiaries, including Arcelor. The following tables present selected consolidated financial information of Mittal Steel (of which ArcelorMittal is the successor) as of and for the years ended December 31, 2004, 2005 and 2006, which has been prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with the Mittal Steel Consolidated Financial Statements, including the notes thereto.

IFRS Basis

	Year Ended December 31,
	2004(6)	2005(6)	2006
	(Amounts in $ millions except per share data and percentages)

Statement of Income Data
Sales(1)	$20,612	$28,132	$58,870
Cost of sales (including depreciation and amortization)(2)	14,422	22,341	48,411
Selling, general and administrative	676	1,062	2,960
Operating income	5,514	4,729	7,499
Operating income as percentage of Sales	26.8%	16.8%	12.7%
Other income — net	1,143	214	49
Income from equity method investments	149	86	301
Financing costs — net	(214)	(353)	(654)
Income before taxes	6,592	4,676	7,195
Net income (including minority interest)	5,625	3,795	6,086
Basic earnings per common share(3)	$8.10	$4.80	$5.29
Diluted earnings per common share(3)	$8.10	$4.79	$5.28
Dividends declared per share(4)	—	$0.30	$0.50

	As of December 31,
	2004(6)	2005(6)	2006
	(Amounts in $ millions except share data)

Balance Sheet Data
Cash and cash equivalents, including short-term investments and restricted cash	$2,634	$2,149	$6,146
Property, plant and equipment	11,058	19,045	54,696
Total assets	21,692	33,867	112,166
Payable to banks and current portion of long-term debt	341	334	4,922
Long-term debt, net of current portion	1,639	7,974	21,645
Net assets	11,079	15,457	50,191
Basic weighted average common shares outstanding (millions)	643	687	988
Diluted weighted average common shares outstanding (millions)	643	689	990

	Year Ended December 31,
	2004	2005	2006
	(Amounts in $ millions except volume data)

Other Data
Net cash provided by operating activities	$4,300	$3,874	$7,122
Net cash (used in) investing activities	(656)	(7,512)	(8,576)
Net cash (used in) provided by financing activities	(2,118)	3,349	5,445
Total production of crude steel (thousands of tonnes)	39,362	48,916	85,620
Total shipments of steel products (thousands of tonnes)(5)	35,067	44,614	78,950

(1)	Including $2,235 million in 2004, $2,339 million in 2005 and $3,847 million in 2006 of sales to related parties (see Note 12 to the Mittal Steel Consolidated Financial Statements).

(2)	Including depreciation and amortization of $734 million in 2004, $1,113 million in 2005 and $2,296 million in 2006.

(3)	Earnings per common share are computed by dividing net income attributable to equity holders of Mittal Steel Company N.V. by the weighted average number of common shares outstanding during the periods presented considering retroactively the shares issued by Mittal Steel in connection with the acquisition of LNM Holdings.

(4)	This does not include the dividends declared by LNM Holdings to its shareholder prior to its acquisition by Ispat International.

(5)	Shipment volumes of steel products for the operations of Arcelor and its subsidiaries includes inter-company sales, while shipment volumes of steel products for the operations of Mittal Steel and its subsidiaries do not include inter-company sales.

(6)	The 2005 comparative information has been adjusted retrospectively for the adoption of International Financial Reporting Interpretations Committee (“IFRIC”) 4, which occurred as of January 1, 2006 (see Note 1 to the Mittal Steel Consolidated Financial Statements), as well as the finalization of purchase price allocations relating to ISG and Mittal Steel Kryviy Rih (see Note 3 to the Mittal Steel Consolidated Financial Statements).

US GAAP Basis

The following tables present selected consolidated financial information of Mittal Steel as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. Such selected financial information has been prepared in accordance with US GAAP.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Amounts in $ millions except per share data and percentages)

Statement of Income Data
Sales(4)	$7,080	$9,567	$22,197	$28,132	$58,870
Cost of sales (exclusive of depreciation and amortization)	5,752	7,568	14,694	21,495	46,072
Depreciation and amortization	266	331	553	829	1,993
Selling, general and administrative	360	369	804	1,062	2,984
Operating income	702	1,299	6,146	4,746	7,821
Operating income as percentage of Sales	9.9%	13.6%	27.7%	16.9%	13.3%
Other income — net	32	70	128	77	52
Income from equity method investments	111	162	66	69	301
Financing costs — net	(207)	(131)	(207)	(189)	(564)
Income before taxes and minority interest	638	1,400	6,133	4,703	7,610
Net income	595	1,182	4,701	3,365	5,405
Basic earnings per common share(1)	$0.92	$1.83	$7.31	$4.90	$5.47
Diluted earnings per common share(1)	$0.92	$1.83	$7.31	$4.89	$5.46
Dividends declared per share(2)	—	—	—	$0.30	$0.50

	As of December 31,
	2002	2003	2004	2005	2006
	(Amounts in $ millions except share data)

Balance Sheet Data
Cash and cash equivalents, including short-term investments and restricted cash	$417	$900	$2,634	$2,149	$6,146
Property, plant and equipment	4,094	4,654	7,562	15,539	49,809
Total assets	7,909	10,137	19,153	31,042	105,686
Payable to banks and current portion of long-term debt	546	780	341	334	4,919
Long-term debt (including affiliates)(3)	2,187	2,287	1,639	7,974	21,576
Net assets	1,442	2,561	5,846	10,150	36,879
Basic weighted average common shares outstanding (millions)	648	647	643	687	988

(1)	Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented considering retroactively the shares issued by Mittal Steel in connection with the acquisition of LNM Holdings.

(2)	This does not include the dividends declared by LNM Holdings to its shareholder prior to its acquisition by Ispat International.

(3)	Includes loans outstanding from the Significant shareholder of $40 million and $94 million as of December 31, 2002 and 2003, respectively.

(4)	Including $507 million in 2002, $561 million in 2003, $2,235 million in 2004, $2,339 million in 2005 and $3,847 million in 2006 of sales to related parties.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF
ARCELOR AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

The following unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined income statement (“Unaudited Pro Forma Condensed Combined Financial Information”) of Arcelor give effect to the following transactions as if they occurred on January 1, 2006 for the pro forma condensed combined income statement and as if they occurred on December 31, 2006 for the pro forma condensed combined balance sheet:

•	the acquisition by Mittal Steel of 94.2% of the share capital (on a diluted basis) of Arcelor and all of the outstanding OCEANEs (convertible bonds) of Arcelor (collectively, the “Arcelor acquisition”) (the acquisition is reflected in the historical balance sheet as of December 31, 2006 of Mittal Steel);

•	the tender offer by Mittal Steel for the acquisition of all outstanding minority interests in Arcelor Brasil S.A. (“Arcelor Brasil”), a subsidiary of Arcelor;

•	the $590 million share buy-back program announced on April 2, 2007 and the 27 million share buy-back program announced on June 12, 2007;

•	the merger of Mittal Steel into ArcelorMittal; and

•	the proposed merger of ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) into Arcelor, which will subsequently be renamed “ArcelorMittal”.

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a diluted basis). Through subsequent transactions Mittal Steel has increased its ownership to 94.2% which includes the issued and outstanding shares of Arcelor and all of Arcelor’s convertible bonds, which were acquired in exchange for approximately 680 million Mittal Steel class A common shares and approximately €8.0 billion ($10.2 billion) in cash. The acquisition was accounted for using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at their estimated fair values at the date of acquisition. The assets acquired and liabilities assumed of Arcelor are reflected in the historical consolidated balance sheet as of December 31, 2006. Accordingly, no pro forma adjustments are recorded in the Unaudited Pro Forma Condensed Combined Balance Sheet related to this acquisition. The results of operations for Arcelor have been included in the consolidated income statement of Mittal Steel since the date of acquisition, August 1, 2006. For purposes of preparing the Unaudited Pro Forma Condensed Combined Income Statement, the Arcelor historical consolidated income statement for the period from January 1, 2006 through July 31, 2006 has been translated from euros into U.S. dollars using an average exchange rate of €1 to $1.2343.

On September 25, 2006, the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders was to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Mittal Steel that was attributable to Arcelor Brasil. On April 17, 2007, the CVM granted registration of the offer, which opened on April 27, 2007 and closed on June 4, 2007. The consideration to be offered per Arcelor Brasil share was R$10.82 in cash and 0.3568 Mittal Steel class A common shares, subject to certain adjustments. Tendering Arcelor Brasil shareholders could also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the offering documents.

As of June 4, 2007, 191.3 million Arcelor Brasil shares were tendered, representing 29.5% of the total Arcelor Brasil share capital and 89.7% of the free float of Arcelor Brasil. Of the total number of shares tendered 39.6% were tendered pursuant to the Mixed Offer and 60.4% pursuant to the Cash Offer. The total value offered per Arcelor Brasil share was €21.05 ($28.31). The amount of cash paid by Mittal Steel was approximately €2.6 billion ($3.5 billion). The number of Mittal Steel class A common shares issued was approximately 27 million shares, representing 2% of the share capital of Mittal Steel on a diluted basis. As of August 8, 2007, Mittal Steel had paid an additional $0.4 billion in cash for additional shares of Arcelor Brasil. These purchases were made pursuant to the sell-out procedure under applicable Brazilian regulations that required that the remaining Arcelor Brasil shareholders have the opportunity to sell their shares to Mittal Steel for R$53.89 per share in cash (the same price offered to Arcelor Brasil shareholders in the all-cash option of the tender offer) plus an interest component from June 8, the date of the settlement of the all-cash option of the tender offer, until settlement of such sales. On August 8, 2007, a general Arcelor Brasil shareholders’ meeting was held which approved the redemption by Arcelor Brasil of the remaining shares of Arcelor Brasil not held by Mittal Steel. On August 17, 2007, Arcelor Brasil paid a total of $0.1 billion in cash to the remaining shareholders and redeemed all the remaining shares of Arcelor Brasil for R$53.89 per share plus an interest component for the period from June 8, 2007, the date of the settlement of the all-cash option of the tender offer, until August 17, 2007, the date the funds were made available to the remaining shareholders.

The Unaudited Pro Forma Condensed Combined Financial Information reflects the acquisition by Mittal Steel of 100% of the outstanding minority interests pursuant to the offer described above.

On April 2, 2007, Mittal Steel announced the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. This share buy-back program was scheduled to end at the earliest of (i) December 31, 2007, (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reaches $590 million, (iii) the moment on which Mittal Steel and its subsidiaries hold 10% of the total number of the then-issued class A and class B common shares, or (iv) the moment on which ArcelorMittal no longer has any corporate authorization to repurchase its shares. This share buy-back program was completed on September 4, 2007 as the $590 million limit was reached. Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9,513,960 Mittal Steel class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, Mittal Steel announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the $590 million share buy-back program summarized above. This new share buy-back program is designed to offset the issuance of shares as partial consideration for the acquisition of the outstanding minority interests in Arcelor Brasil. This share buy-back program commenced upon the termination of the $590 million buy-back program described above and will end at the earliest of the moment at which (i) the aggregate number of shares purchased under this program reaches the 27 million share limit, (ii) ArcelorMittal and its subsidiaries will hold 10% of the then-issued ArcelorMittal shares, or (iii) ArcelorMittal no longer has corporate authorization to repurchase its shares.

In the Memorandum of Understanding of June 25, 2006 (the “MOU”), Mittal Steel agreed that it would merge into Arcelor as soon as practicable following completion of its revised offer for Arcelor, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg. Following discussions at a meeting held on April 27, 2007, the Mittal Steel Board of Directors decided, pursuant to written decisions dated May 2, 2007, to organize a two-step process pursuant to which Mittal Steel would first be merged into ArcelorMittal, which would subsequently be merged into Arcelor as the ultimate surviving entity. The objective of the two-step process is to ensure the earliest possible compliance with the undertakings made by Mittal Steel in the context of its revised offer for Arcelor (as reflected in the MOU).

As a first step in a two-step merger process to combine Mittal Steel and Arcelor in a single legal entity governed by Luxembourg law, on May 2, 2007, Mittal Steel and ArcelorMittal entered into a merger agreement which provided that Mittal Steel would merge into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. This merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”.

ArcelorMittal was incorporated on August 13, 2004 under the name Verger Investments S.A. It was a wholly-owned subsidiary of Mittal Steel from April 24, 2007 and was renamed “ArcelorMittal” on April 26, 2007. ArcelorMittal did not conduct operations prior to the merger with Mittal Steel. Prior to the merger with Mittal Steel, ArcelorMittal did not have any assets, liabilities (contingent or otherwise) or commitments, other than assets consisting of an immaterial amount of cash. It was used to facilitate the two-step merger process described above.

For accounting purposes, the merger of Mittal Steel into ArcelorMittal was considered a combination of entities under common control. All recorded assets and liabilities of Mittal Steel and ArcelorMittal were carried forward at their historical book values, and the income of ArcelorMittal includes the income of Mittal Steel for all periods presented.

In this second-step merger, ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor and shareholders of ArcelorMittal will become shareholders of Arcelor, which will subsequently be renamed “ArcelorMittal”. This second-step merger is intended to further rationalize the corporate structure of the combined company initiated by the first-step merger of Mittal Steel and ArcelorMittal.

In this second-step merger, a holder of ArcelorMittal shares will receive one newly issued Arcelor share for every one ArcelorMittal share, which is referred to as the Exchange Ratio. This Exchange Ratio assumes the prior completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital restructuring shares of Arcelor.

No additional consideration in cash or in kind will be paid by Arcelor to the shareholders of ArcelorMittal in connection with the merger.

The acquisition of the minority interest in connection with the merger of ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) into Arcelor will be accounted for using the purchase method of accounting. The excess of the purchase price over the historical book value of the minority interest will be recorded as goodwill. The Unaudited Pro Forma Condensed Combined Financial Information presents Arcelor, the combined company, as if the transaction occurred on January 1, 2006. The assumptions and adjustments to Arcelor’s historical shareholders’ equity are described in Note 6 of the Unaudited Pro Forma Condensed Combined Financial Information.

Other referenced acquisitions and divestitures as disclosed on pages 13 through 16 in “Presentation of Certain Financial and Other Information — Recent Developments”, have not been reflected in the pro forma adjustments. The other referenced acquisitions and divestitures were not individually or in the aggregate significant to ArcelorMittal as defined in SEC Rule 1-02(w) of Regulation S-X.

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared for illustrative purposes only. Because of its nature, it addresses a hypothetical situation and, therefore, does not represent Arcelor’s actual financial position or results. It does not purport to indicate the results of operations or the combined financial position that would have resulted had the transactions been completed at the beginning of the period presented, nor is it intended to be indicative of expected results of operations in future periods or the future financial position of Arcelor. The pro forma adjustments are based upon available information and certain assumptions that Arcelor believes to be reasonable.

The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the notes thereto as well as the historical consolidated financial statements of Mittal Steel and Arcelor, each incorporated by reference into this Registration Statement on Form F-4.

The audited consolidated financial statements of Mittal Steel as of and for the year ended December 31, 2006, included in Mittal Steel’s Annual Report on Form 20-F (dated April 17, 2007, as amended July 3, 2007), were prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The audited consolidated financial statements of Arcelor were prepared in accordance with IFRS. To assist in understanding the Unaudited Pro Forma Condensed Combined Financial Information, a quantitative and qualitative reconciliation from IFRS to accounting principles generally accepted in the United States (“U.S. GAAP”) for the pro forma combined shareholders’ equity as of December 31, 2006 and the pro forma combined net income for the year ended December 31, 2006 is included in Note 12 herein.

ARCELOR

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2006

		Pro Forma Adjustments
		Acquisition of				Merger of			Merger of
		Minority		Share	Pro Forma	Mittal Steel		Pro Forma	ArcelorMittal		Pro Forma
	Mittal Steel	Interest of		Buy-Back	Combined	into		Combined	into		Combined
	Historical	Arcelor Brasil		Program	Mittal Steel	ArcelorMittal		ArcelorMittal	Arcelor		ArcelorMittal
	(Note 2a)	(Note 3)		(Note 4)		(Note 5)			(Note 6)
	(In millions of U.S. Dollars)

Current assets
Cash and cash equivalents, restricted cash and short-term investments	$6,146	$(3,944	)a	$(590)	$1,612	$—		$1,612	$—		$1,612
Trade accounts receivable	8,769	—		—	8,769	—		8,769	—		8,769
Inventories	19,238	—		—	19,238	—		19,238	—		19,238
Prepaid expenses and other current assets	5,209	—		—	5,209	—		5,209	—		5,209

Total current assets	39,362	(3,944)		(590)	34,828	—		34,828	—		34,828
Goodwill and intangible assets	11,030	3,300		—	14,330	—		14,330	1,435		15,765
Property, plant and equipment	54,784	—		—	54,784	—		54,784	—		54,784
Investments accounted for using the equity method	3,469	—		—	3,469	—	a,b	3,469	—		3,469
Other assets	2,181	—		—	2,181	—		2,181	—		2,181
Deferred tax assets	1,670	—		—	1,670	—		1,670	—		1,670

Total assets	$112,496	$(644)		$(590)	$111,262	$—		$111,262	$1,435		$112,697

Current liabilities
Payable to banks and current portion of long-term debt	$4,922	$—		$1,983	$6,905	$—		$6,905	$—		$6,905
Trade accounts payable	10,717	—		—	10,717	—		10,717	—		10,717
Accrued expenses and other liabilities	8,921	—		—	8,921	—		8,921	—		8,921

Total current liabilities	24,560	—		1,983	26,543	—		26,543	—		26,543
Long-term debt, net of current portion	21,645	—		—	21,645	—		21,645	—		21,645
Deferred employee benefits	5,285	—		—	5,285	—		5,285	—		5,285
Deferred tax liabilities	7,023	—		—	7,023	—		7,023	—		7,023
Other long-term obligations	3,756	—		—	3,756	—		3,756	—		3,756

Total liabilities	62,269	—		1,983	64,252	—		64,252	—		64,252
Equity attributable to the equity holders of the parent	42,127	1,713	a,b	(2,573)	41,267	—	a,b	41,267	3,239	a,b	44,506
Minority interest	8,100	(2,357	)b	—	5,743	—		5,743	(1,804	)b	3,939

Total equity	50,227	(644)		(2,573)	47,010	—		47,010	1,435		48,445

Total liabilities and equity	$112,496	$(644)		$(590)	$111,262	$—		$111,262	$1,435		$112,697

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information

ARCELOR

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
As of December 31, 2006

		Pro Forma Adjustments
		Arcelor			Acquisition
		Historical			of Minority					Merger of
	Mittal	(January 1 to			Interest		Share		Pro Forma	Mittal	Pro Forma	Merger of		Pro Forma
	Steel	July 31,	Acquisition		of Arcelor		Buy-Back		Combined	Steel into	Combined	ArcelorMittal		Combined
	Historical	2006)	of Arcelor		Brasil		Program		Mittal Steel	ArcelorMittal	ArcelorMittal	into Arcelor		ArcelorMittal
	(Note 2b)	(Note 2c)	(Note 7)		(Note 8)		(Note 9)			(Note 5)		(Note 10)
	(In millions of U.S. Dollars, except per share data)

Sales	$58,870	$28,659	$—		$—		$—		$87,529	$—	$87,529	$—		$87,529
Cost of sales	48,411	23,381	56	a	—		—		71,848	—	71,848	—		71,848
Selling, general, and administrative	2,960	2,260	—		—		—		5,220	—	5,220	—		5,220

Operating income	7,499	3,018	(56)		—		—		10,461	—	10,461	—		10,461
Other income — net	49	(341)	341	b	—		—		49	—	49	—		49
Income from equity method investments	301	269	—		—		—		570	—	570	—		570
Finance costs — net	(654)	(451)	(222	)c	—		(83	)a	(1,410)	—	(1,410)	—		(1,410)

Income before income taxes	7,195	2,495	63		—		(83)		9,670	—	9,670	—		9,670
Income tax expense	(1,109)	34	(16	)d	—		21b		(1,070)	—	(1,070)	—		(1,070)

Net income (including minority interest)	$6,086	$2,529	$47		$—		$(62)		$8,600	$—	$8,600	$—		$8,600

Attributable to:
Equity holders of parent	$5,226	$2,103	$(90	)e	$476	a	$(62)		$7,653	$—	$7,653	$217	a	7,870
Minority interest	860	426	137	e	(476	)a	—		947	$—	947	(217	)a	730
Earnings-per-share:
Basic	$5.29								$5.57		$5.57	$—		$5.55
Diluted	5.28								5.56		5.56			5.54
Weighted average shares outstanding:
Basic	988		396	f	27	b	(36	)c	1,375		1,375	44	b	1,419
Diluted	989		396	f	27	b	(36	)c	1,376		1,376	44	b	1,420

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information

ARCELOR

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 —	Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2006 reflects adjustments as if each of the acquisition of Arcelor, accounted for using the purchase method of accounting, the acquisition of the outstanding minority interest in Arcelor Brasil, the merger of Mittal Steel into ArcelorMittal, and the proposed merger of ArcelorMittal into Arcelor had occurred on January 1, 2006. The Unaudited Pro Forma Condensed Combined Balance Sheet reflects adjustments as if the acquisition of the outstanding minority interest in Arcelor Brasil, the merger of Mittal Steel into ArcelorMittal, and the proposed merger of ArcelorMittal into Arcelor had occurred as of December 31, 2006.

The Unaudited Pro Forma Condensed Combined Financial Information is presented for illustrative purposes only and does not purport to indicate the results of operations or the combined financial position that would have resulted had the transactions been completed as of the dates indicated, nor is it intended to be indicative of expected results of operations in future periods or the future financial position of Arcelor. Likewise, the pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had the entities filed consolidated income tax returns during the periods presented. In addition, they do not reflect cost savings or other synergies resulting from the acquisitions that may be realized in future periods.

Intercompany sales between the entities included in the Unaudited Pro Forma Condensed Combined Financial Information have not been excluded or eliminated from the Unaudited Pro Forma Condensed Combined Information as the amounts are not material.

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared on the basis of assumptions described in these notes.

Note 2 —	Historical Financial Statements

Represents the historical financial statements of Mittal Steel and Arcelor in accordance with IFRS.

a) Represents the historical condensed consolidated balance sheet of Mittal Steel as of December 31, 2006, adjusted for purchase price adjustments for the acquisition of Arcelor made after the issuance of the December 31, 2006 financial statements.

b) Represents the historical condensed consolidated income statement of Mittal Steel for the year ended December 31, 2006.

c) Represents the historical condensed consolidated statement of income of Arcelor for the period from January 1, 2006 through July 31, 2006 translated from euros into U.S. dollars using an average exchange rate of €1 to $1.2343.

Note 3 —	Acquisition of the Minority Interest in Arcelor Brasil (Balance Sheet)

On September 25, 2006, the CVM ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders was to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Mittal Steel that was attributable to Arcelor Brasil. On April 17, 2007, the CVM granted registration of the offer, which opened on April 27, 2007 and closed on June 4, 2007. The consideration offered per Arcelor Brasil share was R$10.82 in cash and 0.3568 Mittal Steel class A common shares, subject to certain adjustments. Tendering Arcelor Brasil shareholders could also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the offering documents.

ARCELOR

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

As of June 4, 2007, 191.3 million Arcelor Brasil shares were tendered, representing 29.5% of the total Arcelor Brasil share capital and 89.7% of the free float of Arcelor Brasil. Of the total number of shares tendered 39.6% were tendered pursuant to the Mixed Offer and 60.4% pursuant to the Cash Offer. The total value offered per Arcelor Brasil share was €21.05 ($28.31). The amount of cash paid by Mittal Steel was approximately €2.6 billion ($3.5 billion). The number of Mittal Steel class A common shares issued was approximately 27 million shares, representing 2% of the share capital of Mittal Steel on a diluted basis. As of August 8, 2007, Mittal Steel had paid an additional $0.4 billion in cash for additional shares of Arcelor Brasil. These purchases were made pursuant to the sell-out procedure under applicable Brazilian regulations that required that the remaining Arcelor Brasil shareholders have the opportunity to sell their shares to Mittal Steel for R$53.89 per share in cash (the same price offered to Arcelor Brasil shareholders in the all-cash option of the tender offer) plus an interest component from June 8, the date of the settlement of the all-cash option of the tender offer, until settlement of such sales. On August 8, 2007, a general Arcelor Brasil shareholders’ meeting was held which approved the redemption by Arcelor Brasil of the remaining shares of Arcelor Brasil not held by Mittal Steel. On August 17, 2007, Arcelor Brasil paid a total of $0.1 billion in cash to the remaining shareholders and redeemed all the remaining shares of Arcelor Brasil for R$53.89 per share plus an interest component for the period from June 8, 2007, the date of the settlement of the all-cash option of the tender offer, until August 17, 2007, the date the funds were made available to the remaining shareholders. The Unaudited Pro Forma Condensed Combined Financial Information assumes that the value offered per Arcelor Brasil share is as described above and that the reference price of class A common shares of Mittal Steel to be used for determining the number of shares to be delivered pursuant to the offering documents is assumed to be $63.37, the weighted average closing share price on the New York Stock Exchange from June 4, 2007 to June 25, 2007.

In addition, the impact of ongoing integration activities, transaction costs to be allocated or incurred, and other changes could cause material differences between actual and pro forma results in the information presented.

a) The total purchase price for the acquisition is as follows:

Amount
(In millions)

Value of Mittal Steel shares issued (approximately 27 million shares x $63.37)	$1,713
Total cash paid to security holders	3,944

Total purchase price	$5,657

b) Represents the elimination of the historical book value of minority interest acquired of $2,357 million and the excess of the purchase price over the book value of the Arcelor Brasil minority interest. The excess of $3,300 million is recorded as an increase in goodwill.

Amount
(In millions)

Total purchase price	$5,657
Less: historical book value of minority interest acquired	2,357

Adjustment to goodwill resulting from the excess of purchase price over book value	$3,300

Although during 2006 there were no acquisitions of minority interest, in the preparation of its consolidated financial statements Mittal Steel determined the policy to be applied for future acquisition of minority interest to be that which is disclosed in Note 2 to the consolidated financial statements. Subsequent to the issuance of Mittal Steel’s Annual Report on Form 20-F for the year ended December 31, 2006, and in connection with its considerations related to the accounting for acquisition of the minority interest in Arcelor

ARCELOR

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Brasil, Mittal Steel determined to voluntarily change its accounting policy to account for the excess of purchase price and the historical book value as goodwill. ArcelorMittal (as successor to Mittal Steel) believes that accounting for such excess as goodwill provides more relevant information consistent with the economics of the transaction. As no transactions were accounted for applying the policy disclosed in Note 2 to the consolidated financial statements, retrospective application of this change has no effect on prior periods. The pro forma adjustments above reflect the acquisition of Arcelor Brasil in accordance with the revised policy.

Note 4 —	Share-buy Back Programs (Balance Sheet)

On April 2, 2007, Mittal Steel announced the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. This share buy-back program was scheduled to end at the earliest of (i) December 31, 2007, (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reaches $590 million, (iii) the moment on which Mittal Steel and its subsidiaries hold 10% of the total number of the then-issued class A and class B common shares, or (iv) the moment on which ArcelorMittal no longer has any corporate authorization to repurchase its shares. This share buy-back program was completed on September 4, 2007 as the $590 million limit was reached, Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9,513,960 Mittal Steel class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, Mittal Steel announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the $590 million share buy-back program summarized above. This new share buy-back program is designed to offset the issuance of shares as partial consideration for the acquisition of the outstanding minority interests in Arcelor Brasil. This share buy-back program commenced upon the termination of the $590 million buy-back program described above and will end at the earliest of the moment at which (i) the aggregate number of shares purchased under this program reaches the 27 million share limit, (ii) ArcelorMittal and its subsidiaries will hold 10% of the then-issued ArcelorMittal shares, or (iii) ArcelorMittal no longer has corporate authorization to repurchase its shares. The Unaudited Pro Forma Condensed Combined Financial Information includes estimated consideration to be paid for this new share buy-back program of approximately $1,983 million assuming the maximum number of shares repurchased of 27 million and a price per share of $73.44, the closing price on the New York Stock Exchange on September 20, 2007. This share buy-back program is assumed to be financed through new credit facilities.

Note 5 —	Merger of Mittal Steel into ArcelorMittal

ArcelorMittal and Mittal Steel agreed in a merger agreement dated May 2, 2007 to merge as contemplated by the merger proposal and explanatory memorandum for such transaction. After a vote of the shareholders of Mittal Steel at an extraordinary general meeting held on August 28, 2007 and a resolution of the sole shareholder of ArcelorMittal, this merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”.

ArcelorMittal was incorporated on August 13, 2004 under the name Verger Investments S.A. It has been a wholly-owned subsidiary of Mittal Steel since April 24, 2007 and was renamed “ArcelorMittal” on April 26, 2007. ArcelorMittal did not conduct operations prior to the merger with Mittal Steel. Prior to the merger with Mittal Steel, ArcelorMittal did not have any assets, liabilities (contingent or otherwise) or commitments, other than assets consisting of an immaterial amount of cash. It was being used to facilitate the two-step merger process described above.

In the merger, a holder of Mittal Steel class A common shares received one newly-issued ArcelorMittal share for every Mittal Steel class A common share, which is referred to as the Class A Exchange Ratio. A

ARCELOR

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

holder of Mittal Steel class B common shares received one newly-issued ArcelorMittal share for every one Mittal Steel class B common share, which is referred to as the Class B Exchange Ratio.

No additional consideration in cash or in kind was paid by ArcelorMittal to the shareholders of Mittal Steel in connection with that merger.

Former Mittal Steel shareholders held 100% of the outstanding shares of ArcelorMittal immediately after the merger.

a) Reflects the issuance of ArcelorMittal shares and merger premium in exchange for the net assets of Mittal Steel as of December 31, 2006.

b) Reflects the elimination of ArcelorMittal’s investment in Mittal Steel against the combined equity of Mittal Steel.

Amount
(In millions)

a) Issuance of ArcelorMittal shares and merger premium	$42,127
b) Elimination of ArcelorMittal’s investment	(42,127)

Total pro forma adjustment	$—

Note 6 —	Merger of ArcelorMittal into Arcelor (Balance Sheet)

In this second-step merger, ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor and shareholders of ArcelorMittal will become shareholders of Arcelor, which will subsequently be renamed “ArcelorMittal”. This second-step merger is intended to further rationalize the corporate structure of the combined company initiated by the first-step merger of Mittal Steel and ArcelorMittal.

In this second-step merger, a holder of ArcelorMittal shares will receive one newly issued Arcelor share for every one ArcelorMittal share, which is referred to as the Exchange Ratio. This Exchange Ratio assumes the prior completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital restructuring shares of Arcelor.

No additional consideration in cash or in kind will be paid by Arcelor to the shareholders of ArcelorMittal in connection with the merger.

The acquisition of the minority interest in connection with the merger of ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) into Arcelor will be accounted for using the purchase method of accounting. The excess of the purchase price over the historical book value of the minority interest will be recorded as goodwill.

The Unaudited Pro Forma Condensed Combined Financial Information assumes the per share price of ArcelorMittal shares to be $73.44, the closing share price on the New York Stock Exchange on September 20, 2007.

a) The estimated total purchase price for the acquisition of the minority interest in Arcelor is as follows:

Amount
(In millions)

Estimated value of ArcelorMittal shares issued (approximately 44.1 million shares x $73.44)	$3,239
Estimated cash paid to security holders	—

Total purchase price	$3,239

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

b) Represents the elimination of the historical book value of minority interest acquired of $1,804 million and the estimated excess of the proposed purchase price over the book value of the Arcelor minority interest. The excess of $1,435 million is recorded as an increase in goodwill.

Amount
(In millions)

Total purchase price	$3,239
Less: historical book value of minority interest acquired	1,804

Adjustment to goodwill resulting from the excess of purchase price over book value	$1,435

Note 7 —	Acquisition of Arcelor (Income Statement)

Mittal Steel, through a series of transactions, acquired 94.2% of the issued and outstanding shares of Arcelor and all of Arcelor’s Convertible bonds. Aggregate consideration consisted of cash paid by Mittal Steel of approximately €8.0 billion (approximately $10.2 billion) and approximately 680 million Mittal Steel class A shares, valued at $34.20 per share for IFRS accounting purposes, the weighted average closing price on August 1, 2006 and September 4, 2006 (the dates of the issuance of Mittal Steel shares as consideration).

The purchase price for the Arcelor acquisition was determined as follows:

Amount
(In millions)

Value of Mittal Steel shares issued	$23,240
Cash paid to security holders	10,247
Bankers’ fees and other transaction costs	188

Total purchase price	$33,675
Less: Cash acquired	4,594

Total purchase price, net	$29,081

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

The following table presents the amounts assigned to the net assets acquired based on their estimated fair values at the date of acquisition:

		Purchase
		Accounting	Purchase
	Arcelor Historical	Adjustments	Price Allocation
	(In millions)

Assets:
Current assets	$21,292	$1,060	$22,352
Property, plant and equipment	22,480	11,858	34,338
Other non-current assets	6,356	2,320	8,676
Liabilities:
Current liabilities	(16,178)	—	(16,178)
Long-term loan	(8,830)	(80)	(8,910)
Other long-term liabilities	(5,532)	(1,244)	(6,776)
Deferred income taxes	(1,276)	(3,778)	(5,054)
Minority interest	(3,303)	(794)	(4,097)

Net assets	$15,009	$9,342	$24,351
Minority interest	(1,147)	—	(1,147)

Net assets acquired	$13,862	$9,342	$23,204

Fair value of shares issued			23,240
Cash paid, net of $4,594 cash acquired			5,841

Purchase price, net			$29,081

Goodwill			$5,877

The Arcelor acquisition was financed with credit extended by financial institutions under agreements entered into on January 30, 2006 (as subsequently amended) and May 23, 2006 totaling €7.8 billion (approximately $10.0 billion). Further, on September 7, 2006 and September 11, 2006, Mittal Steel signed a revolving credit facility of €1.0 billion (approximately $1.3 billion) to finance the further acquisition of shares. $9,067 million was utilized towards the cash settlement of the purchase consideration of the Arcelor acquisition. The cash acquired from the Arcelor acquisition has been reduced for transaction costs of $165 million and a $176 million fee paid by Arcelor to Severstal upon the termination of the agreement relating to a proposed transaction between Arcelor and Severstal. The financing of the cash paid is summarized below:

Amount
(In millions)

Short-term debt incurred	$2,750
Long-term debt incurred	6,317
Cash from balance sheet paid	1,709

Total financing	$10,776

a) Reflects the incremental amortization of unfavorable and favorable contracts recognized in connection with the acquisition of Arcelor, for the period from January 1, 2006 through July 31, 2006. Expected amortization is $96 million per annum, based on current estimates. Therefore the $56 million adjustment reflects the incremental amortization for the seven months ended July 31, 2006.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Approximately $5.9 billion has been allocated to goodwill. As ArcelorMittal (as successor to Mittal Steel) completes the purchase price allocation, this excess may be allocated to other identified tangible or intangible assets, including patents, customer related intangibles, and favorable and unfavorable contracts, which could be depreciable or amortizable. If this amount were allocated to assets with estimated useful lives of 10-25 years, amortization expense would increase by approximately $640 million to $256 million per annum, before income taxes.

Based on current estimates, ArcelorMittal (as successor to Mittal Steel) has allocated $11.9 billion to property, plant and equipment. Historically, the useful lives of property, plant and equipment applied by Arcelor ranged from 5 to 25 years. In connection with Mittal Steel’s acquisition of Arcelor and its fair valuation of the acquired assets and liabilities, Mittal Steel assessed the remaining useful lives of property, plant and equipment based on its current state and Mittal Steel’s experience in operating such assets. This assessment resulted in the assignment of remaining useful lives ranging from 5 to 38 years.

As a result of these two offsetting effects, ArcelorMittal (as successor to Mittal Steel) does not expect the acquisition to have a significant impact on depreciation expense.

b) Represents the elimination of $341 million of costs directly incurred by Arcelor related to the acquisition that were expensed during the seven months ended July 31, 2006. The costs are primarily composed of financial advisory, legal and other non-recurring professional fees. Assuming the acquisition took place on January 1, 2006, these costs would not have been expensed during the period presented.

c) Represents the incremental interest expense related to the borrowings noted above, for the period from January 1, 2006 through July 31, 2006. Interest is calculated based on EURIBOR plus a margin. The interest rate has been estimated at 4.2% or approximately $381 million per annum. Therefore the $222 million adjustment represents the incremental interest expense for the seven months ended July 31, 2006. A 0.5% or 50 basis point change in the interest rate would increase or decrease net income by approximately $45 million per annum, before income taxes.

d) Represents the tax impact of the above adjustments assuming a 25% blended statutory rate.

e) The following represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent resulting from the adjustments as if the acquisition of Arcelor had occurred on January 1, 2006.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Amount
(In millions)

Attributable to:
Equity holders of the parent
Net income (including minority interest)	$47
Allocation of 5.8% minority interest share of Arcelor historical net income attributable to equity holders of the parent (2,103 x 5.8%)	(122)
Allocation of 5.8% minority interest share of 7b) net of income taxes of $85 million	(15)

Total	$(90)

Minority interest
Allocation of 5.8% minority interest share of Arcelor historical net income attributable to equity holders of the parent (2,103 x 5.8%)	$122
Allocation of 5.8% minority interest share of 7b) net of income taxes of $85 million	15

Total	$137

f) Represents the incremental weighted average of the 680 million Mittal Steel class A common shares issued for the acquisition of Arcelor for seven months.

Note 8 —	Acquisition of the Minority Interest of Arcelor Brasil (Income Statement)

Mittal Steel acquired the outstanding minority interest of Arcelor Brasil. See Note 3 for a description of the transaction.

a) Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent, as a result of the acquisition of the minority interest.

b) Represents the number of Mittal Steel class A common shares issued in the acquisition of Arcelor Brasil.

Note 9 —	Share-buy Back Programs (Income Statement)

Mittal Steel (and ArcelorMittal as successor) has undertaken share-buy back programs as described in Note 4.

a) Represents the incremental interest expense related to the borrowings to fund the 27 million share buy-back program for the period from January 1, 2006 to December 31, 2006. Interest is calculated based on EURIBOR plus a margin. The interest rate has been estimated at 4.2% or approximately $83 million per annum. A 0.5% or 50 basis point change in the interest rate would increase or decrease net income by approximately $9 million per annum, before income taxes.

b) Represents the tax impact of the above adjustments assuming a 25% blended statutory rate.

c) Represents the number of Mittal Steel class A common shares, or ArcelorMittal shares as applicable, repurchased for the $590 million share buy-back program (approximately 9.5 million shares) and the 27 million share buy-back program.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Note 10 —	Merger of ArcelorMittal into Arcelor (Income Statement)

ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor. See Note 6 for a description of the proposed transaction.

a) Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent, as a result of the acquisition of the minority interest of $80 million recorded for the five-month period ended December 31, 2006 and $137 million recorded for the pro forma adjustment as described in Note 7e).

b) Represents the number of additional ArcelorMittal shares to be issued in connection with the proposed merger of ArcelorMittal into Arcelor.

Note 11 —	Other Information

Described below are various events which occurred subsequent to the acquisition and which have not been reflected in the pro forma adjustments described above:

a) Following the Arcelor acquisition, Mittal Steel adopted a dividend policy to distribute 25% of its annual net income. Had this policy been in effect as of January 1, 2006, the pro forma dividend per share of Mittal Steel and Arcelor combined would have been $1.49 for the year ended December 31, 2006, on a basic and diluted basis.

b) On February 20, 2007 the United States Department of Justice (“DOJ”) informed Mittal Steel that it had selected the Sparrows Point plant for divesture under the consent decree filed by the DOJ in August 2006. See “Recent Developments — Dofasco” for a discussion of the consent decree and the context in which it was entered. ArcelorMittal is currently in the process of divesting the Sparrows Point plant. Given that this divestiture is not material, it has not been included in the pro forma adjustments.

c) Other referenced acquisitions and divestitures as disclosed on pages 13 through 16 in “Presentation of Certain Financial and Other Information — Recent Developments”, have not been reflected in the pro forma adjustments. The other referenced acquisitions and divestitures were not individually or in the aggregate significant to ArcelorMittal as defined in SEC Rule 1-02(w) of Regulation S-X.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Note 12 —	Significant Differences between IFRS and U.S. GAAP

The Unaudited Pro Forma Condensed Combined Financial Information was prepared in accordance with IFRS, which, as applied by Arcelor, differs, in certain significant respects from U.S. GAAP. Under Arcelor’s accounting policies, there are no differences between IFRS and International Financial Reporting Standards as issued by the International Accounting Standards Board. The effects of the application of U.S. GAAP to pro forma consolidated net income for the year ended December 31, 2006, respectively, as reported under IFRS, are set out in the table below:

For the Year
Ended
December 31, 2006
(In millions)

Pro forma combined net income (including minority interest) as reported under IFRS	$8,600
Less: pro forma combined minority interest share of net income	730

Pro forma net income attributable to equity holders of parent, as reported under IFRS	7,870
U.S. GAAP adjustments:
(a) Employee benefits	54
(b) Business combination — related adjustments
(1) Negative goodwill	280
(2) Measurement date	—
(3) Revaluation of minority interests	379
(4) Restructuring provisions	80
(5) Finalization of purchase price allocation	—
(c) Other	(153)
(d) Deferred income tax effect on adjustments	(279)
(e) Effect of minority interests on adjustments	(175)

Total U.S. GAAP adjustments	186

Pro forma net income, as determined under U.S. GAAP	$8,056

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

The effects of the application of U.S. GAAP to pro forma consolidated shareholders’ equity as of December 31, 2006, as reported under IFRS, is set out in the table below:

December 31,
2006
(In millions)

Pro forma combined shareholders’ equity, as reported under IFRS	$48,445
Less: pro forma combined minority interest, as reported under IFRS	(3,939)

Pro forma combined shareholders’ equity excluding minority interest, as reported under IFRS	44,506

U.S. GAAP adjustments:
(a) Employee benefits	(1,225)
(b) Business combination — related adjustments
(1) Negative goodwill	(3,240)
(2) Measurement date	(2,133)
(3) Transactions with minority interests	(1,632)
(4) Restructuring provisions	80
(5) Finalization of purchase price allocation	121
(c) Other	(161)
(d) Deferred income tax effect on adjustments	1,125
(e) Effect of minority interests on adjustments	1,817

Total U.S. GAAP adjustments	(5,248)

Pro forma combined shareholders’ equity under U.S. GAAP	$39,258

(a)	Employee benefits

The aggregate adjustments included in the table above as of December 31, 2006 for the balance sheet and for the year then ended for the income statement consist of the following:

		For the
	As of	Year Ended
	December 31,	December 31,
	2006	2006

Recognition of funded status (SFAS 158)	$(1,012)	$12
Prior service costs	(213)	42

Total U.S. GAAP adjustments (before income Taxes and minority interest)	$(1,225)	$54

Recognition of funded status (SFAS 158)

Under U.S. GAAP, the Company (which refers to Mittal Steel before the merger with ArcelorMittal and ArcelorMittal after the merger) accounts for its pensions and post-retirement benefit plans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions” and SFAS 106, Employers’ Accounting for Post-retirement Benefits” and, from December 31, 2006, SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” Effective December 31, 2006, SFAS No. 158 requires the Company to recognize the funded status of employee benefit plans on the balance sheet. Prior to the adoption of

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

SFAS No. 158, the Company recognized an additional minimum pension liability as described below. Due to the adoption of SFAS 158, actuarial gains and losses and past service costs, (which remain unrecognized amounts under IFRS) are recognized as of December 31, 2006 directly in equity, net of deferred income taxes.

Prior service costs

Under IFRS, in accordance with IAS 19, “Employee Benefits”, where pension benefits have already vested, past service costs are recognized immediately. Under U.S. GAAP, in accordance with FAS 87, “Employers’ Accounting for Pensions”, prior service costs are amortized over the remaining working lives for both vested and unvested rights.

(b)	Business combinations

(1)	Negative goodwill

Under IFRS 3, “Business Combinations,” any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is recognized immediately as income. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards (“FAS”) 141, “Business Combinations,” any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is allocated on a pro rata basis to reduce the amount allocated to non-current, non-monetary assets until such assets are reduced to zero. Any remaining excess is recognized immediately as an extraordinary gain.

During the year ended December 31, 2006, U.S. GAAP depreciation and amortization expense was reduced by $280 million and U.S. GAAP equity was decreased by $3,240 million as a result of the above difference.

(2)	Measurement date

Under IFRS, the guidance of IFRS 3 requires that securities issued as consideration in a business combination be recorded at their fair value as of the date of exchange — the date on which an entity obtains control over the acquiree’s net assets and operations. Under U.S. GAAP, in accordance with Emerging Issues Task Force (“EITF”) 99-12: “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” the measurement date used to determine the fair value of securities issued as consideration in a business combination is date when the terms of transaction are agreed to and announced.

(3)	Revaluation of minority interest

Under IFRS, when Mittal Steel acquires less than 100% of a subsidiary, the minority interest is stated on Mittal Steel’s balance sheet at the minority’s proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed. Under U.S. GAAP, the minority interest is valued at its historical book value. Fair values are only assigned to Mittal Steel’s share of the net assets acquired. This decreased U.S. GAAP equity by approximately $1,632 million, before income tax, as of December 31, 2006 and increased U.S. GAAP net income by approximately $379 million, before income tax, for the year ended December 31, 2006, respectively.

(4)	Restructuring provisions

Under IFRS, the Company may recognize restructuring provisions as part of the acquired liabilities only if the Company has an existing liability at the acquisition date for a restructuring plan recognized in accordance with International Accounting Standards (“IAS”) 37, “Provisions, contingent liabilities, and contingent assets”.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Under U.S. GAAP, EITF 95-3, “Recognition of Liabilities in Connection with a Business Combination,” requires the Company to recognize a restructuring liability at the acquisition date if specific criteria are met. Mittal Steel must have a plan to exit an activity as of the acquisition date, and communication of such a plan should have occurred.

Acquisition of ISG

In conjunction with the acquisition of ISG, a restructuring provision was recognized under U.S. GAAP, which could not be recognized for IFRS purposes. Therefore, under IFRS, the net assets acquired were higher than those recognized under U.S. GAAP in the opening balance sheet, resulting in a corresponding adjustment to the amount of negative goodwill recognized immediately in the income statement under IFRS, which is not recognized for U.S. GAAP purposes. The difference has no impact on consolidated shareholders’ equity in total between IFRS and U.S. GAAP, however, in reconciling from IFRS to U.S. GAAP, a reclassification adjustment is necessary within equity (from retained earnings under IFRS to additional paid in capital under U.S. GAAP) for the above difference.

During the year ended December 31, 2006, ISG recorded a restructuring provision of $80 million under IFRS, which was recognized under U.S. GAAP through the purchase accounting during the year ended December 31, 2005. Accordingly, the provision recorded under IFRS has been reversed during the year ended December 31, 2006 under U.S. GAAP.

(5)	Finalization of purchase price allocation (“PPA”)

The aggregate adjustments included in the tables above as of and for the year ended December 31, 2006 consist of the following:

		For the Year Ended
	As of December 31,	December 31,
	2006	2006

U.S. GAAP adjustments:
Finalization of ISG PPA	$130	$—
Finalization of Kryviy Rih PPA	(9)	—

Total U.S. GAAP adjustments (before income taxes and minority interest)	121	—

Effect of income taxes on adjustments	—	—
Effect of minority interests on adjustments	10	—

Total U.S. GAAP adjustments (after income taxes and minority interest)	$131	$—

Under IFRS and U.S. GAAP, the period that is allowed for finalizing the identification and measurement of the fair value of assets acquired and liabilities assumed in a business combination ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. That allocation period should usually not exceed one year from the consummation of a business combination. Accordingly, the measurement and recognition of certain items that were recorded on a preliminary basis as of December 31, 2005, have been subsequently adjusted to take into account the new information obtained in 2006 regarding the facts and circumstances that existed as of the acquisition date and that, if known, would have affected the measurement or recognition of the amounts as of that date.

Under IFRS, the prior period financial statements were modified to reflect these adjustments from the date of acquisition. Under U.S. GAAP, the prior period financial statements were not modified to reflect these

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

adjustments. Accordingly, the negative goodwill adjustment along with the impact of other changes applied retrospectively under IFRS, were reversed as of and for the year ended December 31, 2005 under U.S. GAAP. The final U.S. GAAP purchase price adjustments were recorded during the year ended December 31, 2006, with no impact on the consolidated income statement.

(c)	Other

The aggregate other adjustment included as of December 31, 2006 and for the year then ended consists of the following:

		For the Year Ended
	As of December 31,	December 31,
	2006	2006

Inventory valuation	$(154)	$(144)
Change in discount rates for asset retirement obligations	15	10
Embedded leases	9	(1)
Other	(31)	(18)

Total U.S. GAAP adjustments (before income taxes and minority interest)	$(161)	$(153)

Inventory valuation

Under IFRS, inventory is measured on the basis of first in — first out (FIFO). Under U.S. GAAP, the Company measures certain inventory on the basis of last in — first out (LIFO).

Change in discount rates for asset retirement obligations

Under IFRS, the discount rate applied is adjusted at each reporting period, with a corresponding adjustment to the cost of the property, plant and equipment asset and to the liability. Under U.S. GAAP, the original discount rate is not adjusted.

Embedded leases

Under IFRS, from January 1, 2004, the Company applied the accounting requirements of International Financial Reporting Interpretations Committee (“IFRIC”) 4, “Determining Whether an Arrangement Contains a Lease”. In accordance with the transition provisions of IFRIC 4, the Company was required to analyze all existing arrangements and to account for them in accordance with IFRIC 4 irrespective of when the arrangement was entered into or last modified. Under U.S. GAAP, EITF 01-08, “Determining Whether an Arrangement Contains a Lease”, is required to be applied only to contracts containing embedded leases which have been entered into, last modified or acquired in a business combination after January 1, 2004 (the Company’s first reporting period beginning after May 28, 2003). Retroactive application of EITF 01-08 is not permitted.

Accordingly, the adjustments included in the reconciliation of consolidated shareholders’ equity and consolidated net income as of and for the year ended December 31, 2006 reflect the elimination of the lease accounting impacts of embedded leases entered into, last modified or acquired in a business combination prior to December 31, 2003.

(d)	Deferred income tax effect on adjustments

This adjustment reflects the deferred tax effects attributable to the aforementioned adjustments.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(e)	Effect of minority interests on adjustments

This adjustment reflects that portion of the aforementioned adjustments attributable to the outside minority interests of subsidiaries for those adjustments that impact subsidiaries with minority interests.

(f)	Other presentation differences

The major reclassifications, adjusting the IFRS presentation to conform to U.S. GAAP, are as follows:

Deferred income taxes

Under IFRS, current deferred tax assets and current deferred tax liabilities are presented as non-current items in the balance sheet. Under U.S. GAAP, current deferred tax assets and current deferred tax liabilities are presented within the current assets and current liabilities, respectfully, in the balance sheet.

Classification of accreted interest

Under IFRS, the interest component of discounted obligations is presented as part of interest. Under U.S. GAAP the interest component of discounted obligations is presented as part of cost of sales.

Deferred financing costs

Under IFRS, borrowings are recognized in the balance sheet net of issuance related costs. Under U.S. GAAP, issuance related costs are recognized in the balance sheet as an asset.

Pension costs

Under IFRS, the Company has classified the interest component and the expected return on plan assets component of net periodic pension cost as a financial expense in the consolidated income statement. Under U.S. GAAP, the interest component and the expected return on plan assets component of net periodic pension costs is included within the operating expense section of the consolidated income statement.

(g)	Other disclosures required by U.S. GAAP

Variable interest entities (“VIE”)

The Company holds a 49% equity interest in Cia Hispano-Brasileira de Pelotizacao SA, a VIE that is accounted for using the equity method of accounting. Cia Hispano-Brasileira de Pelotizacao SA was established in 1974 with Companhia Vale do Rio Doce for the production and sale of iron ore pellets, destined mainly for the shareholders and related parties. As of and for the year ended December 31, 2006, the VIE had total assets of approximately $172 million and reported sales and earnings before interest and taxes of $309 million and $51 million, respectively. The exposure to loss as a result of involvement with the VIE is limited to the Company’s equity and financing interests.

The Company holds a 10% equity interest in Traxys SA, Bertrange (“Traxys”), a VIE that is accounted for using the equity method of accounting. Traxys was established as a joint venture in 2002 between Arcelor International S.A. and Umicore Marketing Services S.A. for the sourcing, trading, marketing and distribution of non-ferrous metals, ferro-alloys, minerals and industrial raw materials. In January 2006, following a management buy-out, the Company’s interest in Traxys was reduced from 50% to 10%. As of and for the year ended November 30, 2006, the VIE had total assets of approximately $760 million and reported sales and earnings before interest and taxes of $2,862 million and $62 million, respectively. The exposure to loss as a result of involvement with the VIE is limited to the Company’s equity and financing interests.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(h)	Pro Forma U.S. GAAP earnings per share

Under U.S. GAAP, basic earnings-per-share is calculated by dividing the net income available to common shareholders by the weighted average number of shares outstanding during the period, and diluted earnings-per-share is calculated by adjusting both the numerator and denominator used for the calculation of basic earnings-per-share for instruments that provide holders with potential access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-dilutive instruments.

The following table sets out the calculation of pro forma basic and diluted earnings-per-share (in millions), as determined in accordance with U.S. GAAP, for the year ended December 31, 2006:

December 31,
2006

Pro forma U.S. GAAP net income available to common shareholders	$8,056
Pro forma U.S. GAAP net income available to common shareholders and assumed conversion	8,056
Pro forma weighted average common shares outstanding (in millions):	1,419
Plus: Incremental shares from assumed exercise of stock options	1
Pro forma weighted average common shares assuming conversion	1,420

Pro forma U.S. GAAP earnings per share (Class A and Class B):
Basic	$5.68
Diluted	5.67

MARKET PRICE AND DIVIDEND DATA

Arcelor Trading History

Arcelor shares were first admitted to trading on February 18, 2002, and are admitted to trading on the Luxembourg Stock Exchange’s regulated market, and listed on the Official List of the Luxembourg Stock Exchange, and are admitted to listing and traded on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, and the Spanish exchanges, in each case under the symbol “LOR”, except for Euronext Brussels by NYSE Euronext where they are admitted to trading under the symbol “LORB”.

The table below shows, for the periods indicated, the reported high and low quoted prices (in euro) of Arcelor shares on these exchanges.

Arcelor Shares

					Luxembourg		Spanish
	Euronext Brussels		Euronext Paris		Stock Exchange		Exchanges(1)
	High	Low	High	Low	High	Low	High	Low

Year ended December 31, 2002	15.96	8.22	16.05	8.12	15.81	8.22	16.15	8.12
Year ended December 31, 2003	13.44	7.74	13.37	7.61	13.40	7.68	13.34	7.55
Year ended December 31, 2004	17.13	12.19	17.16	12.32	17.10	12.09	17.65	12.31
Year ended December 31, 2005
First Quarter	19.40	16.06	19.41	16.14	19.20	16.30	19.44	16.15
Second Quarter	17.81	15.07	17.66	15.12	17.76	15.06	17.70	15.11
Third Quarter	19.45	16.00	19.46	15.96	19.50	15.90	19.45	15.94
Fourth Quarter	21.27	18.25	21.27	18.25	21.30	18.37	21.25	18.25
Year ended December 31, 2006
First Quarter	33.00	20.88	33.05	20.86	33.00	20.82	33.01	20.83
Second Quarter	37.71	32.00	37.80	32.00	37.80	32.25	37.66	31.54
Third Quarter	42.60	35.11	43.00	35.29	41.50	35.02	42.95	34.67
Fourth Quarter	44.95	40.41	43.77	40.60	45.00	40.40	43.50	40.47
Month ended
January 2007	46.26	43.01	46.05	43.00	45.05	42.25	46.30	42.80
February 2007	52.50	46.25	52.60	46.70	51.00	46.85	52.75	46.69
March 2007	53.53	50.47	53.00	49.74	52.75	49.00	53.55	49.81
April 2007	55.82	53.36	55.68	53.43	55.65	52.50	55.30	52.95
May 2007	58.20	52.66	59.25	52.05	58.70	49.50	58.75	52.20
June 2007	62.32	55.99	60.92	56.23	62.00	52.50	60.40	56.10
July 2007	59.14	54.20	60.20	55.87	60.00	54.85	59.85	55.85
August 2007	57.07	50.00	57.35	48.90	60.00	48.50	57.70	48.00

Source: Bloomberg Professional Service.

(1)	Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).

ArcelorMittal Trading History

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MTL”) and are admitted to listing and trading on Euronext Amsterdam by NYSE Euronext (symbol “MT”), Euronext Paris by NYSE Euronext (symbol “MTP”), Euronext Brussels by NYSE Euronext (symbol “MTBL”), and the Spanish exchanges (symbol “MTS”).

The following tables set forth, for the periods indicated, the high and low sales prices per share of ArcelorMittal shares as reported on these exchanges. For all periods prior to the merger of Mittal Steel with and into ArcelorMittal, the prices shown are for the Mittal Steel class A common shares. (In the first-step merger, each Mittal Steel class A common share was converted into one newly-issued ArcelorMittal share).

	NYSE		Euronext Amsterdam		EuronextParis
	High	Low	High	Low	High	Low
	(In U.S. dollars)		(In euros)		(In euros)

Year ended December 31, 2002	$3.10	$1.26	€3.25	€1.51	—	—
Year ended December 31, 2003	9.06	2.05	7.50	2.05	—	—
Year ended December 31, 2004	42.80	6.80	32.45	5.20	—	—
Year ended December 31, 2005
First Quarter	43.86	29.70	33.25	22.55	—	—
Second Quarter	34.00	22.11	26.10	17.31	—	—
Third Quarter	30.78	23.55	25.34	19.00	—	—
Fourth Quarter	29.54	22.95	25.60	19.25	—	—
Year ended December 31, 2006
First Quarter	39.75	26.72	32.58	22.05	—	—
Second Quarter	42.81	28.80	32.99	22.50	—	—
Third Quarter	35.09	27.79	28.14	21.82	€28.16	€23.00
Fourth Quarter	43.67	33.90	34.95	26.91	35.00	26.67
Month ended
January 2007	47.57	39.59	36.32	30.02	36.32	30.02
February 2007	54.05	46.45	41.03	35.80	41.03	35.80
March 2007	54.35	48.89	41.00	36.87	41.00	36.86
April 2007	55.49	52.50	41.49	38.15	41.49	38.15
May 2007	59.99	52.95	44.62	39.70	44.63	39.69
June 2007	66.31	60.40	49.47	45.50	49.46	45.50
July 2007	67.89	60.65	49.15	44.59	49.15	44.61
August 2007	66.20	53.82	48.28	39.52	48.37	39.55

Note: Includes intraday highs and lows.

	Luxembourg		Euronext		Spanish
	Stock Exchange		Brussels		Exchanges(1)
	High	Low	High	Low	High	Low
	(In euros)		(In euros)		(In euros)

Year ended December 31, 2002	—	—	—	—	—	—
Year ended December 31, 2003	—	—	—	—	—	—
Year ended December 31, 2004	—	—	—	—	—	—
Year ended December 31, 2005
First Quarter	—	—	—	—	—	—
Second Quarter	—	—	—	—	—	—
Third Quarter	—	—	—	—	—	—
Fourth Quarter	—	—	—	—	—	—
Year ended December 31, 2006
First Quarter	—	—	—	—	—	—
Second Quarter	—	—	—	—	—	—
Third Quarter	€27.35	€24.50	€28.10	€24.60	€28.03	€24.00
Fourth Quarter	35.00	27.00	34.84	26.90	34.85	26.65
Month ended
January 2007	36.00	30.60	36.00	30.10	36.31	30.12
February 2007	40.10	35.95	40.74	35.67	41.03	35.80
March 2007	40.90	37.20	41.17	36.75	40.40	36.86
April 2007	41.25	39.00	41.59	36.75	41.47	38.80
May 2007	44.50	39.33	44.23	39.61	43.92	39.24
June 2007	49.98	45.33	49.89	45.34	49.51	45.30
July 2007	48.82	45.06	52.35	45.12	49.00	44.38
August 2007	48.22	40.27	47.53	40.00	48.20	39.48

Source: Bloomberg Professional Service.

(1)	Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).

Note:

•	Includes intraday highs and lows.

•	Mittal Steel class A common shares were listed on Euronext Paris and the Spanish exchanges on July 27, 2006 and on Euronext Brussels and the Official List of the Luxembourg Stock Exchange on August 1, 2006.

Arcelor Dividends

The following table sets forth the dividends declared by Arcelor since its inception:

	Dividend
Year	Total	Per Share
	(€ in millions)	(€)

2006	669.8	1.0	*
2005	1,183.6	1.85
2004	415.9	0.65
2003	213.2	0.40
2002	202.3	0.38

*	A dividend equal to $1.30 to be converted into euro at the applicable rate at the applicable dividend dates. At the annual general meeting of Arcelor held on April 27, 2007, Arcelor declared a dividend policy of an annual base dividend of $1.30 per share.

At a meeting held on September 25, 2007, the Arcelor Board of Directors decided to propose to the shareholders meeting of Arcelor the distribution of an additional dividend of $0.040625 per post-share capital restructuring Arcelor share, payable simultaneously with the last installment of the dividend decided by the ordinary general meeting of Arcelor on April 27, 2007, so that each post-share capital restructuring Arcelor share (other than those issued in the second-step merger) would be entitled to a dividend payment of $0.325 on or about December 15, 2007.

ArcelorMittal Dividends

On September 27, 2006, Mittal Steel (the predecessor entity to ArcelorMittal) announced that its Board of Directors had agreed upon a new dividend and cash distribution policy, and this policy was approved at Mittal Steel’s annual general meeting of shareholders on June 12, 2007. The new policy aims to return 30% of Mittal Steel’s prior year’s annual net income to shareholders every year through an annual base dividend, supplemented by share buy-backs. Mittal Steel’s Board of Directors proposed an annual base dividend of $1.30 per share. This base dividend has been designed to provide a minimum payout per year and would rise in order to reflect Mittal Steel’s underlying growth. Payment of this dividend will be made on a quarterly basis. Payment of the installment occurring after the effectiveness of the first-step merger was made by ArcelorMittal and payment of the installment occurring after the effectiveness of the second-step merger will be made by Arcelor. Any such dividends may be subject to Luxembourg withholding tax. Please see “Taxation — Luxembourg Taxation”.

In addition to this cash dividend, Mittal Steel’s Board of Directors approved a share buy-back program tailored to achieve the 30% distribution pay-out commitment. Based on the annual net income announced for the twelve months ended December 31, 2006, ArcelorMittal will implement a $590 million share buy-back.

On February 2, 2007, Mittal Steel’s Board of Directors declared an interim dividend of $0.325 per share payable on March 15, 2007; on May 18, 2007, Mittal Steel’s Board of Directors declared an interim dividend of $0.325 per share payable on June 15, 2007 and on August 17, 2007, Mittal Steel’s Board of Directors declared an interim dividend of $0.325 per share payable on September 17, 2007. All such declared dividends have since been paid.

Further to the September 27, 2006 announcement described above, Mittal Steel announced on April 2, 2007, the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. The share buy-back program was scheduled to end at the earliest of (i) December 31, 2007, (ii) the moment on which the aggregate value of ArcelorMittal shares (including Mittal Steel class A common shares repurchased prior to the first step merger) repurchased by ArcelorMittal (or Mittal Steel as predecessor) since the start of this share buy-back program reaches $590 million, (iii) the moment on which ArcelorMittal and its subsidiaries hold 10% of the total number of the then-issued ArcelorMittal shares, or (iv) the moment on which ArcelorMittal no longer has any corporate authorization to repurchase its shares. This share buy-back program was completed on September 4, 2007 as the aggregate amount of repurchases reached the $590 million limit. Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9,513,960 Mittal Steel class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, Mittal Steel announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the $590 million share buy-back program summarized above. This new share buy-back program is designed to offset the issuance of shares as partial consideration for the acquisition of the outstanding minority interests in Arcelor Brasil, described under “Presentation of Certain Financial and Other Information — Recent Developments”. This share buy-back program commenced upon the termination of the $590 million buy-back program described above and will end at the earliest of the moment at which (i) the aggregate number of shares purchased under this program reaches the 27 million share limit, (ii) ArcelorMittal and its subsidiaries will hold 10% of the then-issued ArcelorMittal shares, or (iii) ArcelorMittal no longer has corporate authorization to repurchase its shares. All necessary corporate actions have been taken at the level of ArcelorMittal and will be taken at the level of Arcelor in order to allow the implementation by ArcelorMittal and Arcelor of this share buy-back program. Under the share buy-back program, the price per ArcelorMittal share, which will be paid in cash, will not exceed 125% of the trading price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish exchanges, depending on the market on which the transactions are effected and will not be less than the par value of the share at the time of repurchase.

Any determination to pay cash dividends is at the discretion of ArcelorMittal’s general meeting of shareholders or its Board of Directors in the case of interim dividends, in accordance with Luxembourg law and ArcelorMittal’s articles of association, and after taking into account various factors, including ArcelorMittal’s financial condition, results of operations, outstanding indebtedness, current and anticipated cash needs, plans for expansion, commercial restrictions and other factors affecting ArcelorMittal’s operating subsidiaries.

COMPARATIVE PER-SHARE INFORMATION

The following table presents comparative historical per share data regarding the net earnings, book value and dividends of ArcelorMittal as of and for the three years ended December 31, 2006 and unaudited pro forma per share data for Arcelor as of December 31, 2006. The pro forma data assumes one share of Arcelor will be issued in exchange for each ArcelorMittal share in the merger and the prior completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor will be exchanged for 8 post-capital restructuring shares of Arcelor, as described in more detail below under “The Merger — Pre-Merger Restructuring of the Share Capital of Arcelor”. This data has been derived from and should be read in conjunction with the summary selected historical financial data and unaudited pro forma condensed combined financial information of ArcelorMittal included beginning on page 17 of this proxy statement/prospectus. The unaudited pro forma per share data is presented for information purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of ArcelorMittal that would have been reported had the merger been effective as of the date presented, and should not be taken as representative of future consolidated results of operations or financial condition of ArcelorMittal.

ArcelorMittal Historical Per Share Data

	As of or for Year
	Ended December 31,
	2004	2005	2006

Earnings (loss):
Basic	$8.10	$4.99	$5.29
Diluted	$8.10	$4.98	$5.28
Book value per share:	—	—	$42.64
Cash dividends declared per share:	—	$0.30	$0.50

Arcelor Pro Forma Per Share Data

As of or for Year
Ended December
31, 2006

Earnings:
Basic	$5.55
Diluted	$5.55
Book value per share:	$31.29
Cash dividends declared per share:	$0.50

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements”, you should carefully consider the following risks before deciding whether to vote to adopt the merger of ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus, including the merger proposal and the explanatory memorandum, copies of which are attached to this proxy statement/prospectus as Annex B. See “Where You Can Find More Information”.

Risks Related to the Merger

The Significant shareholder has the ability to exercise significant influence over the outcome of ArcelorMittal’s shareholder votes.

As of September 3, 2007, Mr. Lakshmi N. Mittal directly and indirectly beneficially owned 623,285,000 of ArcelorMittal’s outstanding shares, representing 43.98% of ArcelorMittal’s outstanding shares. After the merger, the Significant shareholder will own approximately 42.7% of the then-issued Arcelor shares. (If before the effectiveness of the merger ArcelorMittal has completed its 27,000,000 share buy back program described above and if no other ArcelorMittal shares are held by or on behalf of Arcelor or ArcelorMittal, such shareholding would represent approximately 43.5% of then-issued Arcelor shares.) Consequently, the Significant shareholder has the ability to influence significantly the decisions adopted at ArcelorMittal’s shareholder meetings, including matters regarding the merger at the ArcelorMittal extraordinary general meeting. In addition, after the merger, the Significant shareholder will have the ability to significantly influence the decisions adopted at Arcelor’s shareholders meeting including a change of control of Arcelor. The Significant shareholder has stated that it intends to vote for the decision to merge as contemplated by the merger proposal and the explanatory memorandum.

Because the market price of Arcelor shares will fluctuate, the value of Arcelor shares to be issued in the merger will fluctuate.

Upon effectiveness of the merger, ArcelorMittal holders will receive one newly-issued Arcelor share for every one ArcelorMittal share. There will be no adjustment to the exchange ratio for changes in the market price of either ArcelorMittal shares or Arcelor shares, and the merger proposal and the explanatory memorandum do not provide for any price-based termination right. Accordingly, the market value of the Arcelor shares that ArcelorMittal shareholders will receive upon effectiveness of the merger is expected to depend largely on the market value of the Arcelor shares at the effective time of the merger and could vary significantly from the market value of the ArcelorMittal shares on the date of this document or the date of the ArcelorMittal extraordinary general meeting.

These variations could be the result of changes in the business, operations or prospects of ArcelorMittal or Arcelor, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of ArcelorMittal and Arcelor. Because the effectiveness of the merger will occur after the date of the ArcelorMittal extraordinary general meeting, ArcelorMittal shareholders will not know at the time of the ArcelorMittal extraordinary general meeting the market value of the Arcelor shares they will receive upon effectiveness of the merger.

Risks Related to the Combined Company

ArcelorMittal has experienced rapid growth through acquisitions in a relatively short period of time. The failure to manage this growth could significantly harm the combined company’s future results and require significant expenditures to address the additional operational and control requirements of this growth.

ArcelorMittal has experienced rapid growth and development through acquisitions in a relatively short period of time and may continue to pursue acquisitions in order to meet its strategic objectives. Such growth entails significant investment and increased operating costs. Overall growth in ArcelorMittal’s business also requires greater allocation of management resources away from daily operations. In addition, managing this growth (including managing multiple operating assets) requires, among other things, the continued development of ArcelorMittal’s financial and management information control systems, the ability to integrate newly acquired assets with existing operations, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training and supervision of such personnel and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage such growth, while at the same time maintaining adequate focus on its existing assets, could have a material adverse effect on the combined company’s business, financial condition, results of operations or prospects.

ArcelorMittal may not achieve the expected synergies from its recent significant acquisitions, including the acquisitions of Arcelor, ISG (now Mittal Steel USA) and Sicartsa.

ArcelorMittal expects to achieve synergies from its acquisitions by integrating the acquired companies with its operations. Integrating the operations of acquired businesses is a complex and ongoing process. Successful integration and the achievement of synergies require, among other things, the satisfactory coordination of business development and procurement efforts, manufacturing improvements, employee retention, hiring and training policies and the alignment of products, sales and marketing operations and information and software systems. The diversion of the attention of the combined company’s management to the integration effort and any difficulties encountered in combining operations could result in higher integration costs and lower savings than expected.

Mittal Steel (as the predecessor entity to ArcelorMittal) announced at the time of the acquisition of ISG that it expected to achieve cost synergies of approximately $250 million per annum by 2007 relating to purchasing, manufacturing, operating and other improvements, including inventory reduction, reduced capital expenditures and contract-related improvements in productivity. In connection with its acquisition of Sicartsa, Mittal Steel announced that it expects to achieve approximately $80 million of industrial synergies and approximately $50 million of commercial, procurement and selling, general and administrative efficiencies.

If ArcelorMittal does not achieve the announced synergies from any or all of its recent acquisitions, including those from the Arcelor acquisition discussed below, to the fullest extent or within the timeframe expected, this could have a material adverse effect on the results of operations of the combined company.

ArcelorMittal and Arcelor may not successfully integrate their business operations, which could result in the combined company’s failure to realize anticipated cost savings, revenue enhancements and other benefits expected from the acquisition.

Mittal Steel acquired Arcelor, a company of approximately equivalent size, with the expectation that, among other things, the acquisition would enable the companies to consolidate support functions, optimize their supply chain and procurement structure, and leverage their research and development services across a larger base in order to achieve cost savings and revenue synergies, as well as other synergistic benefits. In connection with its acquisition of Arcelor, Mittal Steel announced that it expected to achieve synergies of $1.6 billion by the end of 2008, primarily from purchasing, marketing and trading and manufacturing efficiencies. These synergies may not be achieved to the fullest extent or within the timeframe expected, which could have a material adverse effect on ArcelorMittal’s results of operations.

Achieving the benefits of the acquisition will depend in part upon meeting the challenges inherent in the successful integration of global business enterprises of the size and scope of ArcelorMittal and Arcelor. ArcelorMittal and Arcelor must successfully integrate, among other things, product offerings, research and development, customer service functions, sales and marketing, administrative functions, management information systems and financial control and reporting systems. The integration of these functions could interfere with the activities of one or more of the businesses of the combined company and may divert management’s attention from the daily operations of the combined company’s core businesses.

Among the challenges in integrating ArcelorMittal’s and Arcelor’s business operations are demonstrating to their respective customers that the acquisition will not result in an adverse change in business focus and persuading each company’s personnel that the companies’ respective business cultures are compatible. In addition, each company currently operates in locations in which the other company does not. Therefore, to integrate successfully both companies’ operations, the combined company will need to retain management, key employees and business partners of both companies. If ArcelorMittal and Arcelor are unable to integrate effectively their operations, technologies and personnel in a timely and efficient manner, then they may not realize the benefits expected from the acquisition. In particular, if the integration is not successful, the combined company’s operating results may be harmed, it may lose key personnel and key customers, it may not be able to retain or expand its market position, and the market price of its shares may decline.

The Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal has for over a quarter of a century contributed significantly to shaping and implementing ArcelorMittal’s business strategy, and the loss or diminution of his services to ArcelorMittal could have a material adverse effect on the combined company’s business and prospects.

The Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal has for over a quarter of a century contributed significantly to shaping and implementing ArcelorMittal’s business strategy. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of his services to ArcelorMittal could have a material adverse effect on the combined company’s business and prospects. The combined company does not intend to maintain key-man life insurance on its President of the Board of Directors and Chief Executive Officer.

Mittal Steel increased substantially its outstanding debt in connection with its acquisition of Arcelor, which lowered its credit rating. Cyclical downturns in the steel industry could also lead to credit rating downgrades. Credit rating downgrades could significantly harm the combined company’s refinancing capacity, increase its costs of funding and limit its flexibility in managing its business.

Mittal Steel’s debt levels increased significantly during 2006, primarily as the result of financing incurred in connection with its acquisition of Arcelor (and Arcelor’s prior acquisition of Dofasco). As of December 31, 2006, Mittal Steel had total debt outstanding of $26.6 billion, consisting of $4.9 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $21.6 billion of long-term indebtedness. As of December 31, 2006, Mittal Steel had $6.1 billion of cash and cash equivalents, including short-term investments and restricted cash, and for the year ended December 31, 2006, Mittal Steel recorded operating income of $7.5 billion.

Following the announcement of the final results of Mittal Steel’s offer for Arcelor, on July 26, 2006 Standard & Poor’s Rating Services lowered its long-term corporate credit rating on Mittal Steel from “BBB+” to “BBB” and removed the rating from credit watch with negative implications. On July 31, 2006, Moody’s Investors Service confirmed the Baa3 ratings of Mittal Steel. On September 26, 2006, Fitch Ratings affirmed Mittal Steel’s issuer default and senior unsecured ratings at “BBB” and short-term rating at “F2” and removed the ratings from negative rating watch. Credit rating downgrades could also result from a cyclical downturn in the steel industry, as ArcelorMittal and Arcelor have experienced in the past. Any decline in its credit rating would increase the combined company’s cost of borrowing and could significantly harm its financial condition, results of operations and profitability, including its ability to refinance its existing indebtedness.

ArcelorMittal’s level of indebtedness and its guarantees of the debt of its subsidiaries may limit ArcelorMittal’s flexibility in managing its business.

ArcelorMittal’s principal financing facilities (that is, the $3.2 billion term and revolving credit facility, which was amended on February 6, 2007 (the “2005 Credit Facility”), the $800 million committed multi-currency letter of credit facility (the “Letter of Credit Facility”) and the €17 billion (approximately $22 billion) term and revolving credit facility entered into on November 30, 2006 (the “€17 Billion Facility”)), contain provisions that limit encumbrances on the assets of ArcelorMittal and its subsidiaries and limit the ability of ArcelorMittal’s subsidiaries to incur debt. The Letter of Credit Facility requires compliance with a minimum interest coverage ratio. The 2005 Credit Facility and the €17 Billion Facility require compliance with a maximum gearing ratio. Limitations arising from these credit facilities could adversely affect ArcelorMittal’s ability to maintain its dividend policy and make additional strategic acquisitions.

A portion of ArcelorMittal’s working capital financing consists of uncommitted lines of credit, which may be cancelled by the lenders in certain circumstances. The level of debt outstanding could have important adverse consequences to ArcelorMittal, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.

Mittal Steel had, as of December 31, 2006, guaranteed $644 million of debt of its operating subsidiaries. As of June 30, 2007, Mittal Steel had guaranteed an additional $320 million of debt of its operating subsidiaries. In addition, Mittal Steel had, as of June 30, 2007, guaranteed approximately $14 million of certain debts at its joint venture I/N Tek. ArcelorMittal’s debt facilities and its guarantees have provisions whereby a default by any borrower within the ArcelorMittal group could, under certain circumstances, lead to defaults under other ArcelorMittal credit facilities. Any possible invocation of these cross-default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

Furthermore, most of ArcelorMittal’s current borrowings are at variable rates of interest and thereby expose ArcelorMittal to interest rate risk. Generally, ArcelorMittal does not use financial instruments to hedge a significant portion of its interest rate exposure. If interest rates rise, ArcelorMittal’s debt service obligations on its variable rate indebtedness would increase even if the amount borrowed remained the same, resulting in higher interest costs.

A substantial portion of ArcelorMittal’s debt is denominated in euro. Accordingly, ArcelorMittal is exposed to fluctuations in the exchange rates between the U.S. dollar and the euro. Any such fluctuations in the euro and, in particular, a marked appreciation of the euro to the U.S. dollar, could harm the combined company’s financial position significantly.

ArcelorMittal may not generate or obtain sufficient funds to meet the significant capital expenditure commitments and other commitments ArcelorMittal has made in connection with certain acquisitions.

In connection with the acquisition of some of its operating subsidiaries, ArcelorMittal has made significant capital expenditure commitments and other commitments with various governmental bodies involving expenditures required to be made over the next few years. In 2006, capital expenditures for Mittal Steel amounted to $2.9 billion. As of December 31, 2006, Mittal Steel and its subsidiaries had capital commitments outstanding of approximately $3.3 billion under privatization and other major contracts. ArcelorMittal expects to fund these capital expenditure commitments and other commitments primarily through internal sources, but ArcelorMittal cannot assure you that it will be able to generate or obtain sufficient funds to meet these requirements or to complete these projects on a timely basis or at all. In addition, completion of these projects may be affected by factors that are beyond the control of ArcelorMittal.

ArcelorMittal has also made commitments relating to employees at some of its operating subsidiaries. It has agreed, in connection with the acquisition of interests in these subsidiaries, including the acquisition of Arcelor, that it will not make collective dismissals for certain periods. These periods generally extend several years following the date of acquisition. The inability to make such dismissals may affect ArcelorMittal’s ability to coordinate its workforce and efficiently manage its business in response to changing market conditions in the areas affected.

The combined company may not be able to remain in compliance with some or all of these requirements in the future. Failure to remain in compliance may result in forfeiture of part of the combined company’s investment and/or the loss of tax and regulatory benefits.

Because the combined company after the merger will be a holding company, it will depend on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future needs.

Because the combined company after the merger will be a holding company, it will be dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, and pay any cash dividends or distributions on its shares. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

Under the laws of Luxembourg, the combined company will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

Some of ArcelorMittal’s subsidiaries benefited from state aid granted prior to, or in connection with, their respective privatizations, the granting of which is subject to transitional arrangements under the respective treaties concerning the accession of these countries to the European Union. Non-fulfillment or breach of the transitional arrangements and related rules may result in the recovery of aid granted pursuant to the transitional arrangements.

ArcelorMittal has acquired formerly state owned companies in the Czech Republic, Poland and Romania, some of which benefited from state aid granted prior to, or in connection with, their respective privatization and restructuring. Moreover, the restructuring of the steel industries in each of the Czech Republic, Poland and Romania is subject to transitional arrangements and related rules that determine the legality of restructuring aid. The transitional arrangements form part of the respective treaties concerning the accession of the Czech Republic, Poland and Romania to the European Union.

Non-fulfillment or breach of the transitional arrangements and related rules may nullify the effect of the transitional arrangements and may result in the recovery of aid pursuant to the transitional arrangements that have been breached.

The combined company’s mining operations will be subject to mining risks.

The combined company’s mining operations will be subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others:

•	flooding of the open pit;

•	collapse of the open-pit wall;

•	accidents associated with the operation of large open-pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large scale open-pit blasting operations;

•	production disruptions due to weather; and

•	hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with underground mining operations include, among others:

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or ground falls;

•	discharges of gases and toxic chemicals;

•	flooding;

•	sinkhole formation and ground subsidence;

•	other accidents and conditions resulting from drilling; and

•	blasting and removing, and processing material from, an underground mine.

The combined company will be at risk of experiencing any or all of these hazards. For example, in September 2006, a methane gas explosion at ArcelorMittal’s Lenina mine in Kazakhstan resulted in 41 fatalities and a shutdown of the mine for two days. The occurrence of any of these hazards could delay production, increase production costs and result in death or injury to persons, damage to property and liability for the combined company, some or all of which may not be covered by insurance.

Under funding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries, and the possible need to make substantial cash contributions to pension plans, which may increase in the future, may reduce the cash available for the combined company’s business.

ArcelorMittal’s principal operating subsidiaries in Canada, France, Germany, Trinidad, the United States, South Africa and Ukraine provide defined benefit pension plans to their employees. Some of these plans are currently under funded. At December 31, 2006, the value of Mittal Steel USA’s pension plan assets was $2,335 million, while the projected benefit obligation was $3,075 million, resulting in a deficit of $740 million. At December 31, 2006, the value of the pension plan assets of Mittal Steel’s Canadian subsidiaries was $2,193 million, while the projected benefit obligation $2,730 million, resulting in a deficit of $537 million. At December 31, 2006, the value of the pension plan assets of Mittal Steel’s European subsidiaries was $551 million, while the projected benefit obligation was $2,228 million, resulting in a deficit of $1,677 million. Mittal Steel USA also had an under-funded post-employment benefit obligation of $1,137 million relating to life insurance and medical benefits as of December 31, 2006. Mittal Steel’s Canadian subsidiaries also had an under-funded post-employment benefit obligation of $934 million relating to life insurance and medical benefits as of December 31, 2006. Mittal Steel’s European subsidiaries also had an under-funded post-employment benefit obligation of $459 million relating to life insurance and medical benefits as of December 31, 2006.

ArcelorMittal’s funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, changes negotiated with unions and future government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than currently estimated amounts. These funding requirements could have a material adverse effect on the combined company’s business, financial condition, results of operations or prospects.

The combined company could experience labor disputes that could disrupt its operations and its relationships with its customers.

A majority of the employees of ArcelorMittal are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons. Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on the operations and financial results of ArcelorMittal. For example, steel workers at ArcelorMittal’s Lázaro Cárdenas production facilities went on strike on two occasions in the period of February to April of 2006 following the removal of the steel workers’ union leader by the Mexican government and during 2006 ArcelorMittal experienced various other strikes of limited duration.

Additionally, many of the contractors working at ArcelorMittal’s operating subsidiaries’ plants employ workers who are represented by various trade unions. Disruptions with these contractors could significantly disrupt ArcelorMittal’s operations and harm its financial results and its relationships with its customers.

Prior to ArcelorMittal’s acquisition of Arcelor, representatives of various unions representing Arcelor employees made statements critical of the acquisition. Although no union of Arcelor has yet gone on strike,

ArcelorMittal may still be subject to strikes and other labor actions by Arcelor employees that would disrupt the combined company’s operations and prevent it from achieving the anticipated synergies and efficiencies arising from the acquisition.

The combined company will be subject to economic risks and uncertainties in the countries in which it will operate. Any deterioration or disruption of the economic environment in those countries could have a material adverse effect on the combined company’s business, financial condition, results of operations or prospects.

Over the past few years, many of the countries in which ArcelorMittal operates, or proposes to operate, have experienced economic growth and improved economic stability. For example, Eastern European countries, such as Poland, the Czech Republic and Romania, have initiated free-market economic reforms in connection with, or in anticipation of, their accession to the European Union. Others, such as Algeria, Argentina and South Africa, have attempted to reinforce political stability and improve economic performance after recent periods of political instability. Ukraine and Kazakhstan have implemented free-market economic reforms. ArcelorMittal’s business strategy was developed partly on the assumption that such economic growth and the modernization, restructuring and upgrading of the physical infrastructure in these countries will continue, thus creating increased demand for ArcelorMittal’s steel products and maintaining a stable level of steel prices both in these countries and in other key product markets. While the demand in these countries for steel and steel products has gradually increased, this trend will not necessarily continue. In addition, the legal systems in some of the countries in which ArcelorMittal will operate remain underdeveloped, particularly with respect to bankruptcy proceedings, and the prospect of widespread bankruptcy, mass unemployment and the deterioration of various sectors of these economies still exists. Reform policies may not continue to be implemented and, if implemented, may not be successful. In addition, these countries may not remain receptive to foreign trade and investment. Any slowdown in the development of these economies or any reduction in the investment budgets of governmental agencies and companies responsible for the modernization of such physical infrastructure could also have a material adverse effect on the combined company’s business, financial condition, results of operations or prospects.

The combined company will be subject to political, social and legal uncertainties in some of the developing countries in which it will operate. Any disruption or volatility in the political or social environment in those countries could have a material adverse effect on the combined company’s business, financial condition, results of operations or prospects.

ArcelorMittal operates in a number of developing countries. Some of these countries, such as Romania and Ukraine, have been undergoing substantial political transformations from centrally controlled command economies to pluralist market-oriented democracies. Political and economic reforms necessary to complete such transformation may not continue. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, widescale civil disturbances and military conflict, as in Algeria, Bosnia and Herzegovina, Liberia and South Africa. The political systems in these and other developing countries may be vulnerable to the populations’ dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on the combined company’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

In addition, the combined company may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it will operate because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments.

The combined company could experience currency fluctuations and become subject to exchange controls that could adversely affect its business, financial condition, results of operations or prospects.

ArcelorMittal operates and sells products in a number of countries, and, as a result, ArcelorMittal’s business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. Major changes in exchange rates, particularly changes in the value of the U.S. dollar against the currencies of countries in which ArcelorMittal operates, could have an adverse effect on its business, financial condition, results of operations or prospects.

Some operations involving the South African rand, Kazakh tenge, Brazilian real, Argentine peso, Algerian dinar and Ukrainian hryvnia are subject to limitations imposed by their respective central banks. The imposition of exchange controls or other similar restrictions on currency convertibility in the countries in which ArcelorMittal operates could adversely affect the combined company’s business, financial condition, results of operations or prospects.

Disruptions to ArcelorMittal’s manufacturing processes could adversely affect the combined company’s operations, customer service levels and financial results.

Steel manufacturing processes are dependent on critical steel making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. To the extent that lost production as a result of such a disruption could not be compensated for by unaffected facilities, such disruptions could have an adverse effect on the combined company’s operations, customer service levels and financial results.

Natural disasters could significantly damage ArcelorMittal’s production facilities.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. In particular, ArcelorMittal Lázaro Cárdenas’ production facilities are located in Lázaro Cárdenas, Michoacan, Mexico, and ArcelorMittal Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both of which are areas that have historically experienced earthquakes of varying magnitude. Extensive damage to either facility, or any other major production complexes, whether as a result of an earthquake or other natural disaster, could, to the extent that lost production as a result of such a disaster could not be compensated for by unaffected facilities, severely affect the combined company’s ability to conduct its business operations and, as a result, reduce its future operating results.

The combined company’s insurance policies will provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on the combined company’s business, financial condition, results of operations or prospects. The combined company will maintain insurance on property and equipment in amounts believed to be consistent with industry practices but it may not be fully insured against some business risks. The combined company’s insurance policies will cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under its policies. Arcelor maintains similar coverage, which eventually will be consolidated under appropriate groupwide policies at the time of their renewal. Under these policies, damages and losses caused by some natural disasters, such as earthquakes, floods and windstorms, will also be covered. The coverage for Arcelor’s plants is similar to the coverage for ArcelorMittal’s plants, except as to natural hazards, earthquakes and windstorms, for which Arcelor relies on self insurance where external insurance cover is not legally required, as its exposure to those risks is considered to be limited.

Each of the operating subsidiaries of the combined company also will maintain various other types of insurance, such as workmen’s compensation insurance and marine insurance. Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries will carry, the occurrence of an accident that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm the combined company’s financial condition and future operating results.

Product liability claims could adversely affect the combined company’s operations.

ArcelorMittal sells products to major manufacturers who are engaged to sell a wide range of end products. Furthermore, ArcelorMittal’s products are also sold to, and used in, certain safety critical applications. If ArcelorMittal were to sell steel that is inconsistent with the specifications of the order or the requirements of the application, significant disruptions to the customer’s production lines could result. There could also be significant consequential damages resulting from the use of such products. The combined company will have a limited amount of product liability insurance coverage, and a major claim for damages related to products sold could leave the combined company uninsured against a portion or all of the award and, as a result, materially harm its financial condition and future operating results.

International trade actions or regulations and trade related legal proceedings could reduce or eliminate the combined company’s access to steel markets.

ArcelorMittal has international operations and makes sales throughout the world, and, therefore, its businesses have significant exposure to the effects of trade actions and barriers. Various countries, including the United States and Canada, have in the past instituted, or are currently contemplating the institution of, trade actions and barriers.

ArcelorMittal cannot predict the timing and nature of similar or other trade actions by the United States, Canada or any other country. Because of the international nature of these operations, ArcelorMittal could be affected by any trade actions or restrictions introduced by any country in which it sells, or has the potential to sell, its products. Any such trade actions could materially and adversely affect the combined company’s business by reducing or eliminating the combined company’s access to steel markets.

In addition to the more general trade barriers described above, if the combined company were party to a regulatory or trade related legal proceeding that was decided adversely to it, its business, financial condition, results of operations or prospects could be adversely affected.

Significant expenditures and senior management time may be required with respect to the combined company’s internal controls to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.

Section 404 of the Sarbanes Oxley Act of 2002 and the regulations of the SEC thereunder will require senior executive and senior financial officers of the combined company to assess on a regular basis the internal controls over financial reporting, evaluate the effectiveness of such internal controls and disclose any material weaknesses in such internal controls. The combined company’s independent registered public accounting firm will also be required to provide an attestation of management’s evaluation, including with respect to entities acquired by ArcelorMittal, some of which may have internal control weaknesses or deficiencies. The scope of management’s assessment of Mittal Steel’s internal control over financial reporting did not include an assessment of the disclosure controls and procedures for Arcelor during 2006, and management has excluded Arcelor from its assessment of the effectiveness of Mittal Steel’s internal control over financial reporting as of December 31, 2006. The disclosure controls and procedures for Arcelor will be included in management’s assessment as of December 31, 2007. Consequently, to the extent that Arcelor is discovered to have weak or deficient internal controls, the combined company may be required to allocate significant monetary and management resources to remedy the deficiencies and weaknesses that could otherwise be devoted to its daily business operations.

The tax liability of the combined company may substantially increase if the tax laws and regulations in the countries in which it will operate change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which the combined company will operate are substantial and include value added tax, excise duties, profit taxes, payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on the combined company’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose the combined company to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden.

In addition, many of the jurisdictions in which the combined company will operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on the combined company’s financial condition and results of operations.

It is possible that taxing authorities in the countries in which the combined company will operate will introduce additional revenue raising measures. The introduction of any such provisions may affect the overall tax efficiency of ArcelorMittal and could result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on the combined company’s financial condition and results of operations.

The combined company may face a significant increase in its income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which it will operate or treaties between those jurisdictions are modified in an adverse manner. This may adversely affect the combined company’s cash flows, liquidity and ability to pay dividends.

If ArcelorMittal were unable to utilize fully its deferred tax assets, the combined company’s profitability could be reduced.

At December 31, 2006, Mittal Steel had $1,670 million recorded as deferred tax assets on its balance sheet. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences before they expire.

At December 31, 2006, the amount of future income required to recover Mittal Steel’s deferred tax assets was approximately $5,278 million at certain operating subsidiaries. For each of the years ended December 31, 2005 and 2006, these operating subsidiaries generated approximately 62% and 43%, respectively, of Mittal Steel’s consolidated income before tax of $4,676 million and $7,195 million respectively.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced.

U.S. investors may have difficulty enforcing civil liabilities against the combined company and its directors and senior management.

The combined company will be organized under the laws of Luxembourg with its principal executive offices and corporate seat in Luxembourg. The majority of the combined company’s directors and senior management will be residents of jurisdictions outside the United States. The majority of the combined company’s assets and the assets of these persons will be located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon the combined company or these persons or to enforce outside the United States judgments obtained against the combined company or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against the combined company or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against the combined company’s directors and senior management and non-U.S. experts named in this proxy statement/prospectus.

Risks Related to the Industry

Steel companies are susceptible to the cyclicality of the steel industry, making their results of operations unpredictable.

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions and other factors, such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are also sensitive to trends in cyclical industries, such as automotive, construction, appliance, machinery, equipment and transportation industries, which are the significant markets for ArcelorMittal’s products. Steel markets have been experiencing larger and more pronounced cyclical fluctuations, driven recently by the substantial increase in steel production and consumption in China. This trend, combined with the rising costs of key inputs, mainly metallics, energy, transportation and logistics, presents an increasing challenge for steel producers.

The volatility and the length and nature of business cycles affecting the steel industry have historically been unpredictable, and the recurrence of another major downturn in the industry would negatively impact the combined company’s results of operations and profitability.

Rapidly growing demand and supply of steel products in China and other developing economies may result in additional excess worldwide capacity and falling steel prices.

Over the last several years, steel consumption in China and other developing economies, such as India, has increased rapidly. Steel companies have responded by developing steel production capabilities in these countries. Steel production, especially in China, has been expanding significantly and, in 2006, China became a net exporter of steel. Excess Chinese capacity exported to Europe and the United States put downward pressure on steel prices in those markets in 2006. Because China is the largest worldwide steel producer by a large margin, any excess Chinese capacity could have a major negative impact on world steel trade and prices if excess production is continued to be exported to other markets.

The combined company could face significant price and other forms of competition from other steel producers, which could have a material adverse effect on its business, financial condition, results of operations or prospects.

The markets in which steel companies conduct business are highly competitive. Competition could cause the combined company to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on its business, financial condition, results of operations or prospects. The global steel industry has historically suffered from substantial over-capacity. This has led to substantial price decreases during periods of economic weakness that have not been offset by commensurate price increases during periods of economic strength. Excess capacity in some of the products sold by ArcelorMittal will intensify price competition for those products. This could require the combined company to reduce the price for its products and, as a result, may have a material adverse effect on its business, financial condition, results of operations or prospects. ArcelorMittal competes primarily on the basis of quality and the ability to meet customers’ product specifications, delivery schedules and price expectation. Some of ArcelorMittal’s competitors may have different technologies, lower raw material and energy costs and lower employee post-employment benefit costs.

In addition, the competitive position of the combined company within the global steel industry may be affected by, among other things, the recent trend toward consolidation among its competitors, particularly in Europe and the United States; exchange rate fluctuations that may make the products of the combined company less competitive in relation to the products of steel companies based in other countries; and the development of new technologies for the production of steel and steel related products.

The combined company could encounter supply shortages and increases in the cost of raw materials, energy and transportation.

Steel production requires substantial amounts of raw materials and energy, including iron ore, scrap, electricity, natural gas, coal and coke. Currently, there is a worldwide shortage of coke and coal, mainly as a result of the rapid growth in the demand for steel globally. In 2006, there was a sharp rise in the cost of a number of commodities essential for the process of steel-making. In particular, the prices of zinc and nickel rose substantially due to a worldwide stock shortage. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations or prospects of steel companies. The availability and prices of raw materials may be negatively affected by, among other factors:

•	new laws or regulations;

•	suppliers’ allocations to other purchasers;

•	interruptions in production by suppliers;

•	accidents or other similar events at suppliers’ premises or along the supply chain;

•	wars, natural disasters and other similar events;

•	changes in exchange rates;

•	consolidation in steel related industries;

•	the bargaining power of raw material suppliers;

•	worldwide price fluctuations; and

•	the availability and cost of transportation.

In addition, energy costs, including the cost of electricity and natural gas, make up a substantial portion of the cost of goods sold by steel companies. The price of energy has varied significantly in the past several years and may vary significantly in the future largely as a result of market conditions and other factors beyond the control of steel companies, including significant increases in oil prices. Because the production of direct reduced iron and the re-heating of steel involve the use of significant amounts of natural gas, steel companies are sensitive to the price of natural gas.

Further global developments, particularly the dramatic increase in Chinese and Indian demand for materials and inputs used in steel manufacturing, may cause severe shortages and/or substantial price increases in key raw materials and ocean transportation capacity. Inability to recoup such cost increases from increases in the selling prices of steel companies’ products, or inability to cater to their customers’ demands because of non-availability of key raw materials or other inputs, may harm the business, financial condition, results of operations or prospects of steel companies.

The combined company will not necessarily be able to procure adequate supplies in the future. A portion of ArcelorMittal’s raw materials are obtained under contracts that are either short-term or are subject to periodic price negotiations. Any prolonged interruption, discontinuation or other disruption in the supply of raw materials or energy, or substantial increases in their costs, may harm the combined company’s business, financial condition and results of operations or prospects.

The combined company will be susceptible to changes in governmental policies and international economic conditions that could limit its operating flexibility and reduce its profitability.

Governmental, political and economic developments relating to inflation, interest rates, taxation, currency fluctuations, trade regulations, social or political instability, diplomatic relations, international conflicts and other factors could limit the combined company’s operating flexibility and reduce its profitability. ArcelorMittal has not obtained and the combined company does not intend to obtain political risk insurance in any country in which it will conduct business. Countries where the combined company will conduct operations where such risks are the greatest would include Algeria, Liberia, Kazakhstan and Ukraine. In particular, regulatory authorities in these countries exercise considerable discretion in the enforcement of local laws and regulations. At times, authorities may use this discretion to enforce laws and regulations in an unpredictable manner, and dealing with this may be costly and time consuming for ArcelorMittal. Additionally, there is uncertainty relating to possible changes in government or in the political climate. For example, a new government may seek to reopen or challenge the tax, legal or other arrangements affecting ArcelorMittal’s operations, which could have material adverse consequences.

Competition from other materials could significantly reduce market prices and demand for steel products and thereby reduce the combined company’s cash flow and profitability.

In many applications, steel competes with other materials that may be used as steel substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce the combined company’s cash flow and profitability.

The combined company will be subject to stringent environmental and health and safety regulations that give rise to significant costs and liabilities, including those arising from environmental remediation programs.

The combined company will be subject to a broad range of environmental and health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental and health and safety protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, worker health and safety and the remediation of environmental contamination. For example, U.S. laws and regulations and European Union, or EU, Directives, as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992), may impose new and/or additional rules or more stringent environmental norms with which steel companies may have to comply. Compliance with these obligations may require additional capital expenditures or modifications in operating practices, particularly at steel companies operating in countries that have recently joined the European Union. The costs of complying with health and safety laws and regulations and environmental regulatory or remediation obligations, including participation in the assessment and remediation of contaminated sites, could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties. In addition to the impact on current facilities and operations, these standards could give rise to substantial environmental liabilities with respect to divested assets and past activities.

ArcelorMittal is involved in a range of compliance actions and legal proceedings concerning environmental matters, all of which relate to legacy obligations arising from acquisitions. In some cases, ArcelorMittal has entered into consent decrees or settlement agreements requiring remediation of contamination or other capital improvements relating to environmental matters. Failure to comply with these commitments could result in significant monetary penalties. ArcelorMittal is also conducting significant remedial activities at various facilities to address environmental liabilities in the absence of any governmental actions.

ArcelorMittal has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and the reserves may not be adequate, especially in light of the potential for change in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional activities not initially included in the remediation estimates, and the potential for ArcelorMittal to be liable for remediation of other sites for which provisions have not been previously established. Such future developments could result in significantly higher environmental costs and liabilities.

ArcelorMittal, like other steel companies with operations in the EU, is subject to carbon dioxide, or CO2 legislation. In Europe, according to the framework of the European Emissions Trading system, every year plants receive a number of CO2 allowances to cover their emissions during that year. In addition, Canada and other countries in which ArcelorMittal has facilities also may issue laws and regulations requiring reductions in greenhouse gas emissions or the purchase of emission credits.

The EU’s review of the national allocation plans for the 2008-2012 trading period is ongoing. If the allowances granted to ArcelorMittal and its subsidiaries for the 2008-2012 trading period are insufficient to cover their CO2 emissions, ArcelorMittal will have to purchase additional allowances on the open market or import allowances from third countries in which emission-saving projects carried out under the Kyoto Protocol’s flexible project-based mechanism can generate additional allowances.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus contain forward-looking statements based on estimates and assumptions. Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of ArcelorMittal and Arcelor, including its acquired subsidiaries. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of ArcelorMittal or the combined company.

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to update publicly or revise any forward-looking statements made in this proxy statement/prospectus or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this proxy statement/prospectus, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the combined company’s ability to manage its growth;

•	the timing of realization of cost savings and other synergies expected to result from acquisitions;

•	costs or difficulties related to the integration of acquisitions, including the acquisition of Arcelor by Mittal Steel, may be greater than expected;

•	uncertainty as to the actions of the Significant shareholder;

•	any loss or diminution in the services of Lakshmi N. Mittal, Arcelor’s President of the Board of Directors and Chief Executive Officer and ArcelorMittal’s Chairman of the Board of Directors and Chief Executive Officer;

•	any downgrade of the combined company’s credit rating;

•	the combined company’s ability to operate within the limitations imposed by its financing arrangements;

•	the combined company’s ability to refinance existing debt and obtain new financing on acceptable terms to finance its growth;

•	mining risks;

•	the combined company’s ability to fund under-funded pension liabilities;

•	the increased cost of wages and the risk of labor disputes;

•	general economic conditions, whether globally, nationally or in the markets in which the combined company will conduct business;

•	the risk of disruption or volatility in the economic, political or social environment in the countries in which the combined company will conduct its business;

•	fluctuations in currency exchange rates, commodity prices, energy prices and interest rates;

•	the risk of disruptions to the combined company’s operations;

•	the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which the combined company will operate;

•	the risk that the combined company may not be able to fully utilize its deferred tax assets;

•	damage to the combined company’s production facilities due to natural disasters;

•	the risk that the combined company’s insurance policies may provide limited coverage;

•	the risk of product liability claims adversely affecting the combined company’s operations;

•	international trade actions or regulations;

•	expenditures and senior management time required in connection with the combined company’s compliance with the Sarbanes-Oxley Act of 2002;

•	the combined company’s ability to operate successfully within a cyclical industry;

•	the risk that demand for and supply of steel products in China and other developed/developing economies may result in falling steel prices;

•	the risk of decreasing prices for the combined company’s products and other forms of competition in the steel industry;

•	the risk of significant supply shortages and increasing costs of raw materials, energy and transportation;

•	the need for large capital expenditures to maintain the combined company’s portfolio of assets;

•	increased competition from substitute materials, such as aluminum; and

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety, and those resulting from international agreements and treaties related to trade, accession to the European Union (“EU”) or otherwise.

These factors are discussed in more detail in this proxy statement/prospectus, including under the section “Risk Factors”.

THE ArcelorMittal EXTRAORDINARY GENERAL MEETING

Date, Time, Place, Purpose and Agenda of the ArcelorMittal Extraordinary General Meeting

The extraordinary general meeting of shareholders of ArcelorMittal will be held on November 5, 2007, at 10:30 a.m., Luxembourg time, at the registered office of ArcelorMittal located at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

The purpose of the extraordinary general meeting is to consider and to vote on the proposal to merge ArcelorMittal into Arcelor as contemplated by the merger proposal (projet de fusion) and the explanatory memorandum (rapport écrit détaillé), dated as of September 25, 2007.

The agenda for the extraordinary general meeting is as follows:

1. Approval of the merger whereby ArcelorMittal shall merge into Arcelor by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal (the “Merger”) as contemplated by (i) the merger proposal as filed, together with the applicable documents, with the Luxembourg Register of Trade and Companies and as published in the Mémorial C, Recueil des Sociétés et Associations and (ii) the explanatory memorandum to the aforementioned merger proposal, which approval expressly includes an approval to transfer all assets and liabilities of ArcelorMittal to Arcelor and the dissolution without liquidation of ArcelorMittal and which designates the date of effectiveness of the Merger.

2. Discharge of the directors and the auditors of ArcelorMittal and determination of the place where the books and records of ArcelorMittal will be kept for a period of five years.

The ArcelorMittal Board of Directors unanimously recommends that you vote “FOR” the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum. For the reasons for this recommendation, see “The Merger — Recommendation of the ArcelorMittal Board of Directors and the ArcelorMittal and Arcelor Board of Directors Reasons for the Merger”.

The first proposal on the agenda for the extraordinary general meeting is the approval of the merger as contemplated by the merger proposal and the explanatory memorandum. The merger will result in the absorption by Arcelor of ArcelorMittal without the liquidation of ArcelorMittal. The merger shall become effective between ArcelorMittal and Arcelor and vis-à-vis third parties on the date of the publication of the Luxembourg law governed notarial deeds containing the minutes of the extraordinary meetings of shareholders of ArcelorMittal and Arcelor, respectively. Pursuant to Luxembourg law, a merger by absorption is the act by which a company is dissolved without liquidation by the transfer to another existing entity of all the assets and liabilities of the company being absorbed in return for shares issued by the absorbing company. As a result of voting in favor of proposal 1 on the agenda, ArcelorMittal shareholders will approve the transfer of all assets and liabilities of ArcelorMittal to Arcelor and the dissolution without liquidation of ArcelorMittal upon effectiveness of the merger. The proposal on the merger requires the approval of at least two-thirds of the votes cast at the ArcelorMittal extraordinary general meeting where at least 50% of the issued share capital of ArcelorMittal is present or represented at the meeting.

The second proposal on the agenda is for the discharge of the directors and the auditors of ArcelorMittal and the determination of the place where the books and records of ArcelorMittal will be kept for a period of 5 years. Under Luxembourg law, the directors of a company to be absorbed in a merger will remain liable for actions performed by them up to the date of the merger. The approval of this item in the agenda will have the effect of discharging the directors and auditors from such liability to ArcelorMittal, which could otherwise subject them to potential liability for an indeterminate amount of time. This second item on the agenda will also involve a vote on the determination of the place where the books and records of ArcelorMittal will be kept for five years following the effectiveness of the merger, which is a Luxembourg law requirement for any company that will be dissolved. Unlike the proposal to merge, this proposal may be passed by a simple majority of the votes cast at the meeting without any quorum.

Who Can Vote at the ArcelorMittal Extraordinary General Meeting

Holders of European Registry Shares.  In order to exercise their voting rights at the extraordinary general meeting in person or by proxy, holders of ArcelorMittal shares whose ownership is directly or indirectly recorded in ArcelorMittal’s local Dutch shareholder registry or directly on the Luxembourg shareholder registry without being held on either local shareholder registry, which are referred to as European Registry Shares, must follow the instructions described under “— Manner of Voting — Holders of European Registry Shares Whose Ownership is Directly Recorded in ArcelorMittal’s Dutch or Luxembourg Shareholder Registry” or “— Manner of Voting — Holders of European Registry Shares Whose Ownership is Indirectly Recorded in ArcelorMittal’s Dutch or Luxembourg Shareholder registry”, as applicable.

Holders of New York Registry Shares.  In order to exercise their voting rights at the extraordinary general meeting in person or by proxy, holders of ArcelorMittal shares whose ownership is directly or indirectly recorded in ArcelorMittal’s New York shareholder registry, which are referred to as New York Registry Shares, must follow the instructions described under “— Manner of Voting — Holders of New York Registry Shares Whose Ownership is Directly Recorded in ArcelorMittal’s New York Shareholder Registry” or “— Manner of Voting — Holders of New York Registry Shares whose Ownership is Indirectly Recorded in ArcelorMittal’s New York Shareholder Registry”, as applicable.

Vote Required for Adoption of Decision to Merge

In order to effect the merger, ArcelorMittal shareholders must adopt the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum. The decision to merge requires the approval of at least two-thirds of the votes cast at the ArcelorMittal extraordinary general meeting where at least 50% of the issued share capital of ArcelorMittal is present or represented at the meeting. Holders may cast one vote for each ArcelorMittal share that they own on the dates indicated below.

Manner of Voting

ArcelorMittal shareholders may submit their vote for or against the proposal submitted at the ArcelorMittal extraordinary general meeting in person or by proxy. All ArcelorMittal shares entitled to vote and represented by duly completed proxies received prior to the ArcelorMittal extraordinary general meeting in accordance with the applicable formalities, and not revoked, will be voted at the ArcelorMittal extraordinary general meeting as instructed on the proxies. Holders of European Registry Shares and New York Registry Shares and their duly appointed proxies that wish to attend the ArcelorMittal extraordinary general meeting in person, must follow the applicable instructions described below and bring a form of personal identification to enter the meeting.

Holders of European Registry Shares Whose Ownership is Recorded Directly in ArcelorMittal’s Dutch or Luxembourg Shareholder Registry

The following paragraphs apply only to those holders of European Registry Shares whose ownership is directly recorded in ArcelorMittal’s local Dutch shareholder registry or on the Luxembourg shareholder registry without being held on either local shareholder registry on October 31, 2007 (the “blocking date”). (These European Registry Shares cannot be traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish exchanges, unless the holders of these shares are deregistered from the shareholder registry and these shares are entered into the relevant book-entry system.)

Attendance in Person.  Holders of these European Registry Shares who elect to attend the extraordinary general meeting in person are invited to indicate to ArcelorMittal their intention to attend. These holders of European Registry Shares will complete, sign and date the participation form that can be obtained from ArcelorMittal (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, phone +352 4792 1) or downloaded from ArcelorMittal’s website (www.arcelormittal.com). The completed, signed and dated participation form should be returned to ArcelorMittal (c/o Arcelor ‹ Service

Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, or facsimile +352 4792 2189) on or before the day preceding the blocking date.

Attendance by Proxy.  Holders of these European Registry Shares who are unable to attend the extraordinary general meeting in person, may give a voting instruction to the Secretary of ArcelorMittal, Mr. Henk Scheffer (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg), or to a third party that the holder designates. Prior to giving voting instructions to the Secretary of ArcelorMittal, holders of European Registry Shares must complete, sign and date a participation form that can be obtained from ArcelorMittal (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, phone + 352 4792 1) or downloaded from ArcelorMittal’s website. The completed, signed and dated participation form must be returned to ArcelorMittal (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, or facsimile + 352 4792 2189) on or before the day preceding the blocking date.

If a holder of these European Registry Shares wishes to be represented by a proxy other than the Secretary of ArcelorMittal, then this holder must have completed, signed and dated a participation form that can be obtained from ArcelorMittal (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, phone + 352 4792 1) or downloaded from ArcelorMittal’s website, indicating the name of the proxy. The completed, signed and dated participation form must be returned to ArcelorMittal (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, or facsimile + 352 4792 2189) on or before the day preceding the blocking date.

Holders of European Registry Shares Whose Ownership is Indirectly Recorded in ArcelorMittal’s Dutch or Luxembourg Shareholder Registry

The following paragraphs apply only to those holders of European Registry Shares whose ownership is indirectly recorded in ArcelorMittal’s local Dutch shareholder registry or on the Luxembourg shareholder registry without being held on either local shareholder registry. (These European Registry Shares are held through a book-entry system and can be directly traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish exchanges.)

Attendance in Person.  Holders of these European Registry Shares who elect to attend the extraordinary general meeting in person must request their financial intermediary (bank, financial institution or other intermediary) with whom their ArcelorMittal shares are on deposit, to send a blocking certificate (the “blocking certificate”) for their ArcelorMittal shares to the relevant central registration bank on or before the day preceding the blocking date (a list of the relevant central registration banks is included below. See “— Central Registration Banks”). Such blocking certificate must indicate clearly the precise identity of the owner of the ArcelorMittal shares, the number of ArcelorMittal shares being blocked, the date such shares are being blocked, which must be no later than the blocking date, and a statement that the relevant European Registry Shares are registered in the local bank or broker’s records in the holder’s name and shall be blocked until the close of the extraordinary general meeting. The holders of the European Registry Shares must bring a copy of the blocking certificate to the extraordinary general meeting, which will serve as an attendance card for the extraordinary general meeting.

Besides the blocking certificate, in order to vote their shares in person, these holders of ArcelorMittal shares are invited to announce their intention to participate at the extraordinary general meeting by completing, signing, dating and returning the participation form on or before the day preceding the blocking date.

Attendance by Proxy.  Holders of these European Registry Shares who are unable to attend the extraordinary general meeting in person, may give a voting instruction to the Secretary of ArcelorMittal, Mr. Henk Scheffer (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, phone + 352 4792 1), or to a third party that the holder designates. Prior to giving voting instructions to the Secretary of ArcelorMittal, holders of European Registry Shares must (a) have obtained and delivered to the relevant central registration bank the blocking certificate described above (see “— Attendance in Person”), and (b) complete, sign and date the participation form that can be obtained from the relevant central registration bank or downloaded from ArcelorMittal’s website. The completed, signed and dated participation form must be returned to ArcelorMittal (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, or facsimile + 352 4792 2189) on or before the day preceding the blocking date.

If a holder of these European Registry Shares wishes to be represented by a proxy other than the Secretary of ArcelorMittal, then this holder must (a) have obtained and delivered to the relevant central registration bank the blocking certificate described above (see “— Attendance in Person”), and (b) have completed, signed, dated and returned a participation form that can be obtained from the relevant central registration bank or downloaded from ArcelorMittal’s website, indicating the name of the proxy to ArcelorMittal (c/o Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, or facsimile + 352 4792 2189) on or before the blocking date in order to have that name recorded on the registration list for the extraordinary general meeting.

Holders of European Registry Shares whose ownership is directly recorded in ArcelorMittal’s local Dutch or Luxembourg shareholder registry, who have executed a participation form but who wish to revoke such proxy may do so at any time before such proxy is exercised by timely delivering a properly executed, later-dated participation form on or before the day preceding blocking date or by attending the ArcelorMittal extraordinary general meeting and voting in person.

Holders of European Registry Shares whose ownership is not directly recorded in ArcelorMittal’s Dutch or Luxembourg shareholder registry, who have obtained the blocking certificate and have executed a participation form, but who wish to revoke such proxy may do so at any time by timely delivering a properly executed, later-dated participation form on or before the day preceding the blocking date or by properly attending and voting in person at the ArcelorMittal extraordinary general meeting.

In either case, simply attending the ArcelorMittal extraordinary general meeting without voting will not revoke the proxy.

Central Registration Banks.  ArcelorMittal has appointed the following central registration banks:

•	For European Registry Shares that are included in the Euroclear Nederland system and that are admitted to trading on Euronext Amsterdam by NYSE Euronext:

ABN AMRO Bank N.V.

•	For European Registry Shares that are included in the Euroclear Belgium system and that are admitted to trading on Euronext Brussels by NYSE Euronext:

Fortis Bank SA/NV.

•	For European Registry Shares that are included in the Euroclear France system and that are admitted to trading on Euronext Paris by NYSE Euronext:

Société Générale.

•	For European Registry Shares that are included in the Clearstream Banking or Euroclear Bank system and that are admitted to trading on the Luxembourg Stock Exchange’s regulated market:

Fortis Banque Luxembourg S.A.

•	For European Registry Shares that are included in the Iberclear system and that are admitted to trading on the Spanish exchanges:

Banco Bilbao Vizcaya Argentaria, S.A.

Holders of New York Registry Shares Whose Ownership is Directly Recorded in ArcelorMittal’s New York Shareholder Registry

The following paragraphs apply to holders of New York Registry Shares whose ownership is directly recorded in ArcelorMittal’s local New York shareholder registry.

Attendance in Person.  Holders of these New York Registry Shares who elect to attend the extraordinary general meeting in person are invited to indicate to ArcelorMittal their intention to attend. These holders of New York Registry Shares will complete, sign and date the participation form that can be obtained from ArcelorMittal (c/o ArcelorMittal ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, phone +352 4792 1) or downloaded from ArcelorMittal’s website (www.arcelormittal.com). The completed, signed and dated participation form should be returned to ArcelorMittal (c/o ArcelorMittal ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, or facsimile +352 4792 2189) on or before the day preceding the blocking date.

Attendance by Proxy.  For those holders of New York Registry Shares who are unable to attend the extraordinary general meeting in person, the enclosed U.S. proxy card is a means by which such holders can exercise their voting rights, by signing, dating and returning the enclosed U.S. proxy card on or before 5 p.m. (New York time) on the day preceding the blocking date to The Bank of New York (marked for the attention of the Proxy Department), 101 Barclay Street, A Level, New York, New York, 10286, USA. The U.S. proxy card appoints The Bank of New York as proxy holder, with full power of substitution. If the U.S. proxy card is duly completed, dated, signed and returned, all New York Registry Shares represented thereby will be voted, and, if a voting instruction is included by the holder of the New York Registry Shares in the U.S. proxy card, the New York Registry Shares will be voted by The Bank of New York or its substitute(s) in accordance with such voting instruction. If no voting instruction is included in the U.S. proxy card, the proxy will be voted by The Bank of New York or its substitute(s) “FOR” the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum and all other matters on the agenda for the extraordinary general meeting.

Holders of these New York Registry Shares who are unable to attend the extraordinary general meeting in person and who wish to appoint a proxy holder other than The Bank of New York, must fill in the name of their chosen proxy holder on the U.S. proxy card. The completed, signed and dated U.S. proxy card must be returned to The Bank of New York (marked for the attention of the Proxy Department), 101 Barclay Street, A Level, New York, New York, 10286, USA on or before the day preceding the blocking date.

Holders of New York Registry Shares Whose Ownership is Indirectly Recorded in ArcelorMittal’s New York Shareholder Registry

The following paragraphs apply to holders of New York Registry Shares whose ownership is indirectly recorded in ArcelorMittal’s New York local shareholder registry.

Attendance in Person.  Holders of these New York Registry Shares who elect to attend the extraordinary general meeting in person must have their financial intermediary (bank, financial institution or other intermediary) or its agents with whom their ArcelorMittal shares are on deposit, issue to them a proxy confirming that they are authorized to attend and vote at the meeting. In addition to obtaining a proxy, their financial intermediary must complete and return a New York Registry share blocking request to The Bank of New York. This blocking request must be received by The Bank of New York on or before the day preceding the blocking date. These holders must bring the proxy received from their financial intermediary to the extraordinary general meeting, which will serve as an attendance card for the extraordinary general meeting. The share blocking request will result in these holders’ ArcelorMittal shares being placed into a designated blocked account at The Depository Trust Company for a period to commence on the blocking date until after the completion of the extraordinary meeting of shareholders.

Attendance by Proxy.  Those holders of New York Registry Shares who are unable to attend the extraordinary general meeting in person must follow the voting procedures and instructions received from their financial intermediary or its agents. In addition, they must instruct their financial intermediary to complete and return a New York Registry share blocking request to The Bank of New York. This blocking request must be received by The Bank of New York on or before the day preceding the blocking date. The share blocking request will result in these holders’ ArcelorMittal shares being placed into a designated blocked account at The Depository Trust Company for a period to commence on the blocking date until after the completion of the extraordinary meeting of shareholders.

Finally, holders of New York Registry Shares whose ownership is directly recorded in the New York shareholder registry, who have executed a U.S. proxy card but who wish to revoke such proxy may do so by (a) delivering a subsequently dated U.S. proxy card or by giving written notice of revocation, which in each case must be received by The Bank of New York (marked for the attention of the Proxy Department), 101 Barclay Street, A Level, New York, New York 10286 on or before 5 p.m. (New York time) on or before the day preceding the blocking date, or (b) giving written notice of revocation to be received by The Bank of New York (marked for the attention of the Proxy Department), 101 Barclay Street, A Level, New York, New York 10286 before 5 p.m. (New York time) on or before the day preceding the blocking date and attending the extraordinary general meeting in person and voting in person by ballot. Simply attending the ArcelorMittal extraordinary general meeting without voting will not revoke such proxy.

Holders of New York Registry Shares whose ownership is indirectly recorded in the ArcelorMittal New York local shareholder registry must contact their financial intermediary regarding the procedures to change or revoke their voting instruction.

THE MERGER

The following is a description of the material aspects of the merger. While ArcelorMittal and Arcelor believe that the following description covers the material terms of the merger, the description may not contain all the information that is important to you. ArcelorMittal and Arcelor encourage you to read carefully this entire proxy statement/prospectus, including the merger agreement and the merger proposal and the explanatory memorandum, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively, for a more complete understanding of the merger.

Overview

Each of ArcelorMittal’s and Arcelor’s Board of Directors has unanimously approved and signed the merger agreement, the merger proposal and the explanatory memorandum and has unanimously approved the transactions contemplated by the merger proposal and the explanatory memorandum. At the effective time of the merger, ArcelorMittal will merge into Arcelor by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal. The combined company will be renamed “ArcelorMittal”. ArcelorMittal shareholders will receive the merger consideration upon the terms set forth in the merger proposal and the explanatory memorandum and as further described under “The Merger Agreement, the Merger Proposal and the Explanatory Memorandum — Merger Consideration”.

Background of the Merger

On January 27, 2006 Mittal Steel, the predecessor entity to ArcelorMittal, publicly announced the launch of an unsolicited offer for all of the shares and convertible bonds of Arcelor, which is referred to as the Offer.

On January 29, 2006, Arcelor’s Board of Directors rejected the Offer as initially announced.

On June 25, 2006, following numerous communications between members of the management of Mittal Steel and Arcelor, and a revision of the initial Offer on May 19, 2006, Arcelor’s Board of Directors considered a subsequent revision of the Offer and decided unanimously to recommend Mittal Steel’s revised Offer in connection with the simultaneous execution of the Memorandum of Understanding.

In the Memorandum of Understanding, the parties agreed, among other things, to use their best efforts to procure that Mittal Steel would merge into Arcelor as soon as practicable following completion of the revised Offer, including any subsequent offer or compulsory buy-out proceedings required under Luxembourg law, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg. For a description of the Memorandum of Understanding, see “Material Contracts and Related Party Transactions — Memorandum of Understanding between Mittal Steel, Arcelor and the Significant Shareholder” and “Management — Mittal Steel/Arcelor Memorandum of Understanding”.

On July 26, 2006, Mittal Steel announced the final results of its offer for Arcelor securities, which expired on July 13, 2006 in Belgium, France, Luxembourg, Spain and the United States. As of such date, 594,549,753 Arcelor shares were tendered (including Arcelor shares underlying the Arcelor ADS tendered in the United States) and 19,858,533 Arcelor convertible bonds (OCEANEs 2017) were tendered, which represented, on a fully-diluted basis, 91.88% of Arcelor’s share capital and 91.97% of Arcelor’s voting rights. During the subsequent offering period, which ran from July 27, 2006 through August 17, 2006 in Belgium, France, Luxembourg, Spain and the United States, Arcelor security holders tendered an additional 12,721,565 Arcelor shares (including Arcelor shares underlying Arcelor ADSs tendered in the U.S.), and 57,651 Arcelor convertible bonds (OCEANEs 2017). The offer was then kept open until November 17, 2006 pursuant to Luxembourg law. On December 31, 2006, Mittal Steel held 607.3 million Arcelor shares and 19.9 million Arcelor convertible bonds representing 93.72% of Arcelor’s issued share capital and 93.80% of Arcelor’s voting rights. As of September 3, 2007, ArcelorMittal (as successor to Mittal Steel) held Arcelor shares representing 94.24% of Arcelor’s issued share capital and 94.26% of Arcelor’s voting rights.

On August 4, 2006, Mittal Steel and Arcelor announced new appointments to the management board and, subject to approval of the respective general meetings of shareholders, the Board of Directors for both Mittal Steel and Arcelor, allowing for the immediate start of the integration of Mittal Steel and Arcelor. Following the August 4, 2006 announcement, executives and senior management at both Mittal Steel and Arcelor, assisted by external advisers, commenced the preparation of the merger of Mittal Steel into Arcelor.

On January 11, 2007, the Board of Directors of Mittal Steel engaged Goldman Sachs International to act as its financial advisor in connection with the contemplated merger with Arcelor. Subsequently, the Board of Directors of Mittal Steel and ArcelorMittal requested that Goldman Sachs evaluate the fairness, from a financial point of view, of the exchange ratio to be received by the holders of the outstanding shares of ArcelorMittal in the proposed merger between ArcelorMittal and Arcelor.

The Board of Directors of Arcelor engaged each of Morgan Stanley & Co. Limited on March 29, 2007, Société Générale on April 3, 2007, Ricol, Lasteyrie & Associés on April 27, 2007 and Fortis Bank (Nederland) N.V. on April 28, 2007 to evaluate the fairness, from a financial point of view, of the exchange ratio to be received by shareholders holding the 5.76% of the issued share capital of Arcelor not held by Mittal Steel in the proposed merger between ArcelorMittal (as successor to Mittal Steel) and Arcelor and to provide an opinion in that regard.

On April 27, 2007 the Board of Directors of Mittal Steel met to discuss the possibility of merging Mittal Steel into Arcelor in two steps in order to have Mittal Steel incorporated, domiciled and headquartered in Luxembourg, as required by the Memorandum of Understanding, as promptly as possible.

On May 2, 2007, pursuant to written decisions as of such date, the Board of Directors of Mittal Steel and ArcelorMittal each unanimously approved the merger agreement between Mittal Steel and ArcelorMittal and it was executed by the parties.

On May 15, 2007, the Board of Directors of Mittal Steel appointed AGN Daamen & van Sluis as independent auditor and the Board of Directors of ArcelorMittal appointed Mazars and Mazars Paardekooper Hoffman N.V. as independent auditors, each for purposes of the merger process.

On May 15, 2007, the Board of Directors of each of Mittal Steel, Arcelor and ArcelorMittal met to discuss the proposed second-step merger between ArcelorMittal and Arcelor. At these meetings the Boards of Directors of Mittal Steel and ArcelorMittal met with their financial advisor, who rendered a fairness opinion stating that as of the date of the fairness opinion and based upon and subject to the factors and assumptions set forth therein, and assuming that the first-step merger had been consummated, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them was fair, from a financial point of view, to the holders of the outstanding shares of ArcelorMittal. The Board of Directors of Arcelor met with its financial advisors, who rendered fairness opinions stating that as of the date of such opinions, and based upon and subject to the various considerations set forth in the opinions, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them, was fair from a financial point of view to shareholders holding the 5.76% of the issued share capital of Arcelor not held by Mittal Steel. After these meetings, the Arcelor and ArcelorMittal Boards jointly announced the exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share.

On May 15, 2007, the Board of Directors of ArcelorMittal appointed Mazars as independent auditor for purposes of the second-step merger process.

On May 15, 2007, the Board of Directors of Arcelor appointed Grant Thornton Luxembourg S.A. as independent auditor, for purposes of the second-step merger process. After Grant Thornton Luxembourg S.A. commenced its work in this regard, its relationship with the Grant Thornton International network ceased for reasons unrelated to the merger. The Grant Thornton Luxembourg S.A. team in charge of the assignment, which subsequently operated under the name of Compagnie Luxembourgeoise d’Expertise et de Révision Comptable (CLERC), completed its review of the second step merger process and issued its written report to the Arcelor Board of Directors.

On June 25, 2007, Mazars Paardekooper Hoffman N.V. issued its written auditors’ declaration (accountantsverklaring) and its written auditors’ report (accountantsverslag) to the Board of Directors of ArcelorMittal with respect to, among other things, the fairness of the exchange ratio for the Mittal Steel class A common shares and the exchange ratio for the Mittal Steel class B common shares in connection with the first-step merger, as required pursuant to Dutch law. On June 25, 2007, Mazars issued its written report (un rapport écrit destiné aux actionnaires) to the Board of Directors of ArcelorMittal, with respect to, among other things, the exchange ratio for the Mittal Steel class A common shares and the exchange ratio for the Mittal Steel class B common shares in connection with the first-step merger, as required pursuant to Luxembourg law.

On June 25, 2007, AGN Daamen & van Sluis issued its written auditors’ declaration (accountantsverklaring) and its written auditors’ report (accountantsverslag) to the Board of Directors of Mittal Steel with respect to, among other things, the fairness of the exchange ratio for the Mittal Steel class A common shares and the exchange ratio for the Mittal Steel class B common shares in connection with the first-step merger, as required pursuant to Dutch law.

On June 25, 2007, all members of the Mittal Steel Board of Directors and the ArcelorMittal Board of Directors signed the merger proposal and the explanatory memorandum for the first-step merger.

The merger proposal and the explanatory memorandum for the first-step merger, each dated June 25, 2007, were made publicly available on June 29, 2007.

On August 28, 2007, Mittal Steel held an extraordinary general meeting of shareholders in order to approve the first-step merger of Mittal Steel into ArcelorMittal, which was approved by the Mittal Steel shareholders.

On August 28, 2007, the sole shareholder of ArcelorMittal approved the first-step merger of Mittal Steel into ArcelorMittal.

On September 3, 2007, the first-step merger of Mittal Steel with and into ArcelorMittal became effective.

On September 25, 2007, the Boards of Directors of ArcelorMittal and Arcelor decided that it would be advisable to restructure the share capital of Arcelor prior to the effectiveness of the second-step merger so as to effect the merger based on a one-to-one exchange ratio.

On September 25, 2007, the Board of Directors of ArcelorMittal and Arcelor each unanimously approved the merger agreement between ArcelorMittal and Arcelor and it was executed by the parties.

On September 25, 2007, Mazars issued its written report (un rapport écrit destiné aux actionnaires) to the Board of Directors of ArcelorMittal, with respect to, among other things, the Exchange Ratio in connection with the second-step merger, as required pursuant to Luxembourg law.

On September 25, 2007, CLERC issued its written report (un rapport écrit destiné aux actionnaires) to the Board of Directors of Arcelor, with respect to, among other things, the Exchange Ratio in connection with the second-step merger, as required pursuant to Luxembourg law.

On September 25, 2007, the Board of Directors of ArcelorMittal and Arcelor approved and executed the merger proposal and the explanatory memorandum regarding the second-step merger of ArcelorMittal with and into Arcelor.

Two-Step Merger Process

In the MOU, Mittal Steel agreed that it would merge into Arcelor as soon as practicable following completion of its revised offer for Arcelor, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg. Following discussions at a meeting held on April 27, 2007, the Mittal Steel Board of Directors decided, pursuant to written decisions dated May 2, 2007, to organize a two-step process pursuant to which Mittal Steel would first be merged into ArcelorMittal, which would subsequently be merged into Arcelor as the ultimate surviving entity. The objective of the two-step process is to ensure the earliest possible compliance with the undertakings made by Mittal Steel in the context of its revised offer for Arcelor (as reflected in the MOU).

In addition to enabling the parties to comply more rapidly and efficiently with part of the MOU undertakings, the first-step merger permitted a simplification of the group’s corporate structure as both ArcelorMittal and Arcelor are now located in the same jurisdiction (Luxembourg) with the same headquarters. The first-step merger, completed on September 3, 2007, therefore contributed to a more efficient and rapid integration of the management and administrative teams of Mittal Steel and Arcelor.

The merger that is the subject of this proxy statement/prospectus constitutes the second and final step of the combination of Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law. In this second-step merger, ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor and shareholders of ArcelorMittal will become shareholders of Arcelor, which will be renamed “ArcelorMittal”. This second-step merger is governed solely by Luxembourg law, since it is a domestic merger between two Luxembourg law governed entities. The second-step merger is intended to further rationalize the corporate structure of the combined company initiated by the first-step merger of Mittal Steel and ArcelorMittal.

Applicable Legal Framework

The merger will be implemented in accordance with Section XIV of the Luxembourg law on commercial companies dated August 10, 1915, as amended.

Merger Proposal and Explanatory Memorandum

As required by Luxembourg law, the Boards of Directors of ArcelorMittal and Arcelor have prepared, executed and filed with the Luxembourg Registry of Trade and Companies a merger proposal (projet de fusion) for the merger of ArcelorMittal into Arcelor, together with the appropriate documents as required under Luxembourg law.

In addition, as required by Luxembourg law, the Boards of Directors of ArcelorMittal and Arcelor have prepared and signed, and made available at the offices of both companies, an explanatory memorandum (rapport écrit détaillé) to the merger proposal, together with the appropriate documents as required under Luxembourg law.

As a matter of Luxembourg law, the decision to merge ArcelorMittal and Arcelor is effected solely through the adoption by the shareholders of ArcelorMittal and Arcelor of the decision to merge as contemplated by the merger proposal and the explanatory memorandum. Therefore, you are encouraged to read carefully the merger proposal and the explanatory memorandum in their entirety.

A copy of the merger proposal, including its exhibits, can be obtained at the Luxembourg Registry of Trade and Companies, the offices of ArcelorMittal and Arcelor, and at http://investors.arcelormittal.com from September 28, 2007.

A copy of the explanatory memorandum can be obtained free of charge at the offices of ArcelorMittal and Arcelor, and at http://investors.arcelormittal.com.

Both the merger proposal and the explanatory memorandum are attached as Annex B to this proxy statement/prospectus and are incorporated by reference into this proxy statement/prospectus.

Effectiveness of the Merger

The effectiveness of the merger is subject to the satisfaction or waiver, where legally permissible, of the conditions precedent described under “— Conditions to Effectiveness of the Merger”.

The merger will become effective between ArcelorMittal and Arcelor and vis-à-vis third parties upon the publication of the Luxembourg law governed notarial deeds (procès-verbal de l’assemblée générale établi par acte notarié) containing the minutes of the extraordinary general meeting of shareholders of Arcelor and ArcelorMittal, respectively, approving the decision to merge, in the Mémorial, Recueil des Sociétés et Associations, the official gazette of the Grand Duchy of Luxembourg in accordance with Luxembourg law.

For accounting purposes, the merger of ArcelorMittal into Arcelor shall be considered a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of ArcelorMittal and Arcelor shall be carried forward at their historical book values, and the income of Arcelor shall include the income of ArcelorMittal as of January 1, 2007. For statutory reporting purposes in Luxembourg, the final accounting year of ArcelorMittal shall end on December 31, 2006.

Pre-Merger Restructuring of the Share Capital of Arcelor

At a meeting held on September 25, 2007, the ArcelorMittal and the Arcelor Board of Directors decided that it would be advisable to restructure the share capital of Arcelor prior to the effectiveness of the second-step merger so as to have a one-to-one exchange ratio in the merger. The share capital restructuring would take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, thus mechanically resulting in an adjusted exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor or ArcelorMittal shareholders.

The sole purpose for the decision of the Boards of Directors to implement such share capital restructuring was to limit the effect of the merger on the ArcelorMittal share price and hence its comparability pre- and post-merger. The share prices of Arcelor and ArcelorMittal are currently not aligned. Given that the trading volume of ArcelorMittal shares is far greater than that of Arcelor, it is anticipated that the trading characteristics of Arcelor (to be renamed ArcelorMittal upon the effectiveness of the merger) will immediately upon effectiveness of the merger inherit the pre-merger trading characteristics of ArcelorMittal. Without the share capital restructuring, the 0.875 exchange ratio would necessarily and mechanically cause the ArcelorMittal share price immediately post-merger to be different from the ArcelorMittal share price immediately pre-merger, because the application of the 0.875 ratio would affect the share price in a manner similar to a reverse stock split; effecting the Arcelor share capital restructuring pre-merger resulting in a one-to-one merger exchange ratio will avoid the merger from having this mechanical effect on the post-merger ArcelorMittal share price.

As a result of the share capital restructuring, each holder of pre-restructuring Arcelor shares would receive a number of post-restructuring Arcelor shares equal to (i) the number of pre-restructuring Arcelor shares held by that person divided by 0.875 (7 divided by 8) (such quotient being referred to as “A”) or (ii) if such number is not a whole number, the immediately lower whole number of post-restructuring Arcelor shares (such number being referred to as “B”) and a number of fractions of a seventh of a post-restructuring Arcelor share (a “Fraction”) equal to seven multiplied by the difference between A and B.

Example:  A shareholder holding 10 pre-restructuring Arcelor shares is entitled to (i) a number of post-restructuring shares equal to the whole part of (10/0.875) post-restructuring Arcelor shares, that is 11 post-restructuring Arcelor shares, and (ii) a number of Fractions equal to 7 times the difference between (10/0.875) and 11, that is 3 Fractions.

The share capital of Arcelor shall be increased by incorporation of free reserves without issuing new shares, but by increasing the par value of the shares in order to round up the par value of post-restructuring Arcelor shares to the immediately higher eurocent.

Under Luxembourg law, a holder of a Fraction will be entitled to dividend and other distributions on a pro rata basis, but will not be entitled to any voting rights. Fractions are transferable. Fractions will, however, not be traded on the Luxembourg Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, and the New York Stock Exchange. A holder of Fractions who holds 7 Fractions can request their conversion into one post-restructuring Arcelor share. Finally, except for the exchange pool facility described below, Arcelor will not assist Arcelor shareholders in the sale or purchase of Fractions, or repurchase their Fractions.

Fractions will be delivered to those holders of Arcelor shares whose ownership is recorded directly in Arcelor’s shareholder registry (registre des actionnaires), through an entry in that registry.

Book-entry systems do not allow for delivery of Fractions to those holders of Arcelor shares whose ownership is recorded indirectly through a book-entry system in Arcelor’s shareholder registry. Upon completion of the share capital restructuring, Fractions that would otherwise have been delivered to such shareholders if their share-ownerships were directly registered in the Arcelor shareholder registry will be transferred by the financial intermediary through which they hold their Arcelor shares (except if that financial intermediary elects to apply a different procedure) or the relevant clearing system, as the case may be, to a centralizing bank. The centralizing bank will aggregate those Fractions and cause the resulting full shares to be sold, at any of the European stock exchanges where the Arcelor shares are admitted to trading, for the accounts of these shareholders, at dates to be determined, but not later than 15 business days following the effective date of the share capital restructuring. The proceeds realized from such sale will within 5 business days be paid to each shareholder entitled thereto in proportion to that shareholder’s interest in the aggregate number of shares sold. No interest will be paid in respect of the cash proceeds resulting from the sale. Arcelor will pay the brokerage and related fees and stock exchange duties connected with such exchange pool facility.

Those holders of Arcelor shares whose ownership is recorded directly in Arcelor’s shareholder registry may elect to have their Fractions sold through the same exchange pool facility by filling in the appropriate section of the participation form for the Arcelor extraordinary shareholders meeting or by sending a written notification to Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, within 10 business days following the effective date of the capital restructuring. ARCELOR SHAREHOLDERS WHO, AFTER THE COMPLETION OF THE CAPITAL RESTRUCTURING, OWN FRACTIONS, ARE URGED TO CAREFULLY CONSIDER THE POSSIBILITY TO PARTICIPATE IN THE EXCHANGE POOL FACILITY.

Further information with respect to the exchange pool facility will be published on www.arcelormittal.com and in a local newspaper with nationwide circulation in Belgium, France, Luxembourg and Spain, providing holders of Fractions (who hold their shares through a direct entry in Arcelor’s shareholders registry) 10 business days to elect to participate in the exchange pool facility.

Arcelor shareholders who wish to avoid receiving or being compensated for Fractions, as the case may be, as a result of the capital restructuring may, until the day before the effective date of the share capital restructuring, which, subject to shareholders’ approval, is expected to be the day following the Arcelor extraordinary shareholders meeting, that is, under the proposed calendar November 6, 2007, purchase or sell Arcelor shares on the Luxembourg Stock Exchange, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, where these shares are admitted to trading in order to own a number of pre-restructuring Arcelor shares entitling them to receive a whole number of post-restructuring Arcelor shares, that is a multiple of 7 shares.

The share capital restructuring will result in a mechanical adjustment of the per-share amount payable with respect to the last installment of the dividend decided by the annual general meeting of Arcelor held on April 27, 2007, which will amount to $0.284375 per share after the restructuring instead of $0.325 per share and of the terms of the Arcelor stock options. Following the share capital restructuring, the number of Arcelor stock options granted prior to the merger will remain unchanged and the terms and conditions of the options will be amended as follows in order to neutralize the impact of the share capital restructuring: each Arcelor stock option will give the right to purchase or subscribe, as applicable, a number of shares equal to the pre-restructuring per-option number of underlying shares divided by 0.875, at a price per share equal to the product of the pre-restructuring per-share price multiplied by 0.875.

The share capital restructuring and the related capital increase will be submitted for approval to the general meeting of Arcelor shareholders called to approve the second-step merger. The completion of the share capital restructing and capital increase are conditions precedent to the effectiveness of the second-step merger.

The fairness opinions issued to the Boards of Directors of ArcelorMittal and Arcelor, respectively, were delivered before the decision was made to condition the effectiveness of the second-step merger on the completion of the Arcelor share capital restructuring. The contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share without any economic effect on Arcelor and ArcelorMittal shareholders.

Additional Dividend Distribution

At a meeting held on September 25, 2007, the Arcelor Board of Directors decided to propose to the shareholders meeting of Arcelor the distribution of an additional dividend of $0.040625 per post-share capital restructuring Arcelor share (other than those issued in the second-step merger), payable simultaneously with the last installment of the dividend decided by the ordinary general meeting of Arcelor on April 27, 2007, so that each post-share capital restructuring Arcelor share (other than those issued in the second-step merger) would be entitled to a dividend payment of $0.325 on or about December 15, 2007.

Financial Analysis of the Exchange Ratio

Summary

On May 15, 2007, the Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor unanimously decided to propose to the shareholders of ArcelorMittal and Arcelor that the second-step merger of ArcelorMittal into Arcelor be effected on the basis of an exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share. The basis of the Boards’ determination and the reports prepared in connection therewith are summarized below and described either below or elsewhere in this prospectus. In summary at the outset and in each case subject to the more detailed description below or elsewhere in this prospectus:

•	The Boards relied upon a multi-criteria valuation analysis to ensure that the exchange ratio was relevant and reasonable (pertinent et raisonnable) in view of the merging companies’ respective intrinsic values, which is the applicable test under Luxembourg law.

•	The Boards’ respective financial advisors issued opinions as to the fairness from a financial point of view of the exchange ratio for the companies’ respective shareholders.

•	Independent auditors issued reports, as required by Luxembourg law, as to the relevance and reasonableness of the exchange ratio and the adequacy of the valuation methods used by the Boards to determine it.

•	In addition, based on a market value analysis, the Boards determined that the exchange ratio was consistent with the value of Arcelor shares in the secondary exchange offer by Mittal Steel for Arcelor shares announced on June 25, 2006 as of its settlement date (August 1, 2006) and therefore with prior agreements between, and disclosure by, the companies.

•	Subsequently, on September 25, 2007, the ArcelorMittal and the Arcelor Boards of Directors decided to propose the pre-merger restructuring of the share capital of Arcelor described above under “Pre-Merger Restructuring of the Share Capital of Arcelor”, mechanically resulting in an adjusted exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor or ArcelorMittal shareholders.

•	The Boards also determined on such date that no event, transaction or new development had occurred since May 15, 2007 that would lead to an adjustment of the merger exchange ratio other than to reflect the share capital restructuring described above.

Luxembourg Law Requirement; Boards’ Multi-Criteria Valuation Analysis

Luxembourg corporate law requires that the exchange ratio in any legal merger be relevant and reasonable (pertinent et raisonnable) in view of the respective intrinsic values of the companies to be merged. To determine the exchange ratio in light of this legal requirement, the Boards of Directors of Arcelor, ArcelorMittal and Mittal Steel relied upon a multi-criteria analysis, so as to ensure that the exchange ratio adequately reflects the respective relative intrinsic values of the two companies. The following excerpt from the explanatory memorandum attached to this proxy statement/prospectus as Annex B sets out the multi-criteria analysis applied by the Boards:

“II.	Guidance — Methodology

The multi-criteria analysis is based on the following information, which has also been communicated to the market:

•	based on an analysis of the nature of the synergies reflected in the Harmonized Value Plan 2008 and, in particular their allocation among the various segments and geographic areas, approximately 41% of the previously announced synergies generated by the combination of Arcelor and Mittal Steel will be realized at the level of Arcelor;

•	based on the 2008 Arcelor EBITDA estimate taken into account for the purposes of the preparation of the Harmonized Value Plan 2008 (which represents 49% of the 2008 target EBITDA of USD 20 billion for the ArcelorMittal group), Arcelor will contribute approximately 49% of the combined Arcelor/Mittal Steel group EBITDA indicated in the combined Arcelor/Mittal Steel group Harmonized Value Plan 2008;

•	based on an analysis of the capital expenditures taken into account for the purposes of the Harmonized Value Plan 2008, Arcelor will account for approximately 50% of the combined Arcelor/Mittal Steel group’s capital expenditures indicated in the Harmonized Value Plan 2008.

These elements relate to the Harmonized Value Plan 2008. The breakdown of the 2008 target EBITDA of USD 20 billion for the ArcelorMittal group can be summarized as follows:

		Ex-Mittal
	Ex-Arcelor	Steel	ArcelorMittal

Proforma EBITDA 2005	8.2	6.7	14.9
Brownfield and production growth in the market	2.8	1.8	4.6
Value added growth in line with market	0.0	1.1	1.1
Management gains and stand alone synergies net of restructuring	2.3	1.9	4.2
Mining expansion	0.0	0.4	0.4
Merger synergies	0.7	0.9	1.6
Regulatory remedies	-0.2	0.0	-0.2
Price cost squeeze	-4.0	-2.6	-6.6

EBITDA 2008 target	9.8	10.2	20.0

Note: Synergies and costs reflected in this table have been allocated based on where they were expected to be generated or incurred, respectively.

The financial information used to assess the terms and conditions of the Second-Step Merger are derived from the consolidated financial statements of ArcelorMittal and Arcelor for accounting year 2006, prepared in accordance with IFRS, pro forma for acquisitions made in 2006 as if such acquisitions had occurred on 1 January 2006.

Minority interests in listed entities (Arcelor, Mittal South Africa, Acesita) and listed associates investments (Erdemir, Hunan Valin) have been valued at market value. The value of the Arcelor Brasil minority interest was calculated based on the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer.

All calculations are based on 670.3 million Arcelor shares and 1,389.6 million ArcelorMittal shares, in both cases diluted based on the treasury method applied as of the end of April 2007.

Since the first-step merger was to be (and has been) implemented based on a one-to-one exchange ratio, the value of an ArcelorMittal share has been considered equal to the value of a Mittal Steel share.

Certain reorganizations have been implemented since the date of the Harmonized Value Plan 2008. However, they were not considered to have any impact on the exchange ratio. Similarly, the mandatory tender offer for the outstanding shares of Arcelor Brasil, which was completed after the determination of the exchange ratio and which was principally settled in cash does not impact the exchange ratio, since for the purposes of the intrinsic value analysis supporting the determination of the exchange ratio the Arcelor Brasil minority interest had been valued using the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer. A similar conclusion was reached with respect to the contemplated disposal of the Sparrows Point facility, which is made at fair market value.

III.  Methods that have been disregarded

Trading Value — Valuations based on Arcelor trading value have not been used since when the Boards of Directors made their determination, the Arcelor share price was not believed to represent the intrinsic value of the company since (i) before the announcement of the proposed exchange ratio 16 May 2007, the trading value of Arcelor was heavily impacted by market speculation regarding the timing of the merger and the exchange ratio (which is evidenced in particular by the fact that Arcelor was trading at a higher EBITDA multiple than ArcelorMittal without any justification in light of the growth perspective of their respective businesses) and (ii) the Arcelor share had only a limited liquidity compared to historical averages.

Analysis of the liquidity of Arcelor share

		Average Daily
		Trading Volume on
		Euronext Paris/
	Average Daily	Total Shares
	Trading Volume on	(669.8 Million as at
	Euronext Paris	31 December 2006)

Since sell-out (27 November 2006 through 11 May 2007)	270,900	0.04%
Last over the month preceding the announcement of the offer (i.e. before 26 January 2006)	4,122,900	0.62%

Source: Bloomberg

Consolidated dividend per share — In the steel industry, dividend yield is not regarded as a relevant valuation criterion given the cyclicality of the industry. As both investors as well as equity research analysis are not focused on this criterion, an analysis based on consolidated dividend per share has not been used.

Analysis of precedent transactions — Precedent transactions in the steel industry reflect situations where a change of control takes place. As such, prices paid in precedent transactions reflect, in addition to the intrinsic stand-alone value, a so-called control premium reflecting in particular the ability of the purchaser to generate synergies and efficiency gains. As ArcelorMittal already has control over Arcelor and no synergies are expected from the legal merger itself, an analysis of precedent transactions has not been used.

Revaluated net asset value — As both investors as well as equity research analysis do not rely on this valuation method and generally focus on future profitability, an analysis based on revaluated net asset has not been used.

IV.	Methods that have been used

(a)	Analysis of comparable companies

Valuations of listed companies in the steel industry are frequently compared on the basis of enterprise value to EBITDA (“EV/EBITDA”) and price to earnings per share (“P/E”) multiples. EBITDA is defined as operating profit before depreciation and amortisation. Enterprise value corresponds to the aggregate of the equity market capitalisation, net indebtedness and minority interests. Investments in associates and other financial assets are excluded from enterprise value as the income associated with these assets is generally not included in EBITDA.

A number of steel manufacturing conglomerates have been excluded from the analysis as a material part of their operations are not steel related.

Company	Non Steel Related Operations

ThyssenKrupp	ThyssenKrupp is an industrial conglomerate with diverse activities unrelated to steel, including submarine and shipbuilding, elevators and automotive components.
JFE	JFE is an industrial conglomerate with diverse activities unrelated to steel, including microelectronics, engineering for the energy sector and environmental solutions and urban development.
Nippon Steel Corp.	Nippon Steel is an industrial conglomerate with diverse activities unrelated to steel, including power supply, chemicals, urban development, construction and engineering.
Kobe Steel	Kobe Steel is an industrial conglomerate with diverse activities unrelated to steel, including titanium, welding equipment and consumables, machinery such as crushers, tire and rubber machines and plastic processing machines, power generation plants, as well as activities in infrastructure construction.

A number of other European and North American steel companies were considered, but excluded for the purpose of trading multiple analysis due to the unique features of their businesses which exhibit less comparability to ArcelorMittal and Arcelor.

Company	Reasons for Exclusion

Salzgitter	Salzgitter is a regional niche steel manufacturer.
Svenskt Stal (SSAB)	SSAB is a Nordic focused niche producer of high strength sheets and quenched plate steels with high exposure to the booming mining equipment market, construction equipment and fuel-efficient automotive manufacturing sectors. The strong position in niche products gives SSAB greater pricing power and therefore higher and more sustainable margins and returns. SSAB is therefore not directly comparable to the major steel companies.
Rautaruukki	Rautaruukki is a company in a transition phase from a steel producer to a complete solutions provider for the construction and engineering sectors. As part of this transition, Rautaruukki has acquired companies active in construction systems and total delivery know-how, components for lifting, handling and transportation equipment. It is seeking to exit its long products business.
Nucor	Nucor is entirely focused on the US and exclusively produces steel via the EAF method.

For the purposes of the comparison, ArcelorMittal and Arcelor have also been disregarded to not influence the outcome of the analysis. Arcelor Brasil was at the time of the determination of the exchange ratio subject to a delisting mandatory offer and has also been excluded as its share price reflected a regulated offer process.

In general, investors typically base investment decisions on future profitability. Although, for this reason, 2007 and 2008 should be regarded as the most relevant periods as investors are looking for future profitability and value future cash flows, 2006 should also be considered in light of the lack of up-to-date broker research estimates for Arcelor. The selected comparable companies are covered by numerous equity research analysts and consensus estimates for the periods 2007 and 2008 are widely available.

The table below summarises the EV/EBITDA and P/E multiples for these steel companies based on reported 2006 results and consensus EBITDA estimates derived from IBES and calendarised to reflect a 31 December year end.

	EBITDA Multiple			P/E Multiple
	2006 A	2007 E	2008 E	2006 A

Posco	6.7	6.3	5.3	13.2
Voest Alpine	7.2	6.5	6.7	11.3
US Steel	6.3	6.7	6.6	9.7
CSN	10.0	6.9	6.5	20.0
Average Multiple	7.6	6.6	6.3	13.5

The companies presented in this table report under different accounting standards. EBITDA is adjusted to exclude total pension expenses recognised during the last twelve-month period for which figures are available. Sources: IBES estimates, financial data based on last published financials.

The application of the relevant average multiple mentioned in the table above to the 2006 pro-forma EBITDA, the 2007 and 2008 EBITDA implied by the Harmonized Value Plan 2008 and IBES estimates and the 2006 pro-forma earnings per share for both ArcelorMittal and Arcelor provide for equity values, share prices and implied exchange ratios as shown in the table below:

	Share Price (€)		Equity Value (€bn)
Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

0.845 - 0.965	42.3 - 61.9	49.3 - 64.1	58.8 - 86.0	33.1 - 43.0

Note: Exchange ratios based on combination of Arcelor and ArcelorMittal share prices within the minimum and maximum range implied by the application of the valuation described above.

The main purpose of the analysis is to perform a relative valuation for ArcelorMittal and Arcelor and as such a relatively broad range of valuation multiples has been used. In addition to the table above, a sensitivity analysis has been performed by applying the minimum and maximum valuation multiples of the group of selected comparable companies which resulted in an exchange ratio range of 0.818 to 0.965.

b)	Analysis made on discounted cash flows

Arcelor and Mittal Steel performed a discounted cash flow analysis as at May 15, 2007 using publicly available forecast consisting both of (i) the Harmonized Value Plan 2008 communicated to the market, subject to adjustments aimed at including the Sicartsa acquisition1( and related synergies, and (ii) the consensus broker estimates in 2007 and 2008 for ArcelorMittal derived from Institutional Brokers’ Estimate System (IBES), Arcelor estimates being in the latter case derived from ArcelorMittal broker estimates based on the guidance set forth in paragraph II. above, since most brokers no longer cover the Arcelor share.

The discounted cash flow analysis is based on the assumptions described in paragraph II. above and on the following additional assumptions: (i) a tax rate at 25% for each of the two companies; (ii) the same discount rate was applied to the future cash flows of each of the two companies; (iii) the 2007 EBITDA based on the Harmonized Value Plan 2008 represents an average between the 2006 pro forma EBITDA and the 2008 EBITDA reflected in the Harmonized Value Plan 2008; (iv) depreciation and amortization were set as per IBES consensus estimates; (v) ArcelorMittal Capex was set as per Harmonized Value Plan 2008; and (vi) working capital optimization was estimated at €0.9 billion for ArcelorMittal as per Harmonized Value Plan 2008, broken down 50/50 between 2007 and 2008 and at €0.3 billon in 2007 and 2008 for Arcelor as per Arcelor’s 27 February 2006 investor presentation.

The terminal value was calculated both based on EBITDA exit multiples and the perpetual growth method.

The table below shows the resulting equity values, share prices and exchange ratios assuming, for each of Arcelor and ArcelorMittal, an exit multiple of 6.5x EBITDA, a perpetuity growth rate of 0% and a discount rate of 9.25%:

		Equity Value (€bn)		Share Price (€)		Exchange
		ArcelorMittal	Arcelor	ArcelorMittal	Arcelor	Ratio

Harmonized	EBITDA Exit	71.7	38.3	51.6	57.1	0.904
Value Plan 2008	Perpetual Growth	85.0	44.4	61.2	66.3	0.923

IBES	EBITDA Exit	63.2	35.0	45.5	52.2	0.871
	Perpetual Growth	74.3	40.3	53.5	60.2	0.889

     1ArcelorMittal announced on December 20, 2006, the acquisition of Sicartsa, a Mexican integrated steel producer from Grupo Villacero.

In addition, a sensitivity analysis was performed, using EBITDA exit multiples ranging from 6.0x EBITDA to 7.0x EBITDA, perpetual growth rates ranging from -1% to 1% and discount rates ranging from 9% to 9.5% which resulted in an exchange ratio range of 0.860 to 0.936 (using identical assumptions for each of Arcelor and ArcelorMittal).

(c)	Contribution analysis

ArcelorMittal and Arcelor reviewed specific historical earnings per share (EPS) and historical and estimated future EBITDA for Arcelor and ArcelorMittal, based on both the Harmonized Value Plan 2008 and the IBES consensus, Arcelor estimates being in the latter case derived from ArcelorMittal estimates based on the guidance set forth in paragraph II. above, since brokers no longer cover Arcelor.

The analysis of the contribution, on a debt-adjusted basis, of Arcelor to the aggregate equity value of ArcelorMittal based on EBITDA or EPS provides for an exchange ratio range comprised between 0.833 and 0.965 Arcelor share for every ArcelorMittal share, ArcelorMittal equity value being determined based on the closing value of the Mittal Steel share (based on Amsterdam listing) on 11 May 2007.

The table below illustrates the corresponding values for Arcelor and ArcelorMittal implied by the exchange ratios resulting from this analysis, based on a value of the ArcelorMittal share equal to the closing value of the Mittal Steel share (based on Amsterdam listing) on 11 May 2007:

	Share Price (€)		Equity Value (€bn)
Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

0.833 - 0.965	41.8	43.3 - 50.2	58.1	29.0 - 33.6

(d)	Summary assessment of the exchange ratio based on intrinsic values

The outcome of the multi-criteria valuation analysis based on average multiples as far as the analysis of comparable companies is concerned and the median assumptions described herein above as far as the discounted cash flow analysis is concerned can be summarized as follows.

		Share Price (€)		Equity Value (€bn)
	Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

Comparable Companies	0.845 - 0.965	42.3 - 61.9	49.3 - 64.1	58.8 - 86.0	33.1 -43.0

DCF Analysis	0.871 - 0.923	45.5 - 61.2	52.2 - 66.3	63.2 - 85.0	35.0 - 44.4

Contribution Analysis	0.833 - 0.965	41.8	43.3 - 50.2	58.1	29.0 - 33.6

Average	0.850 - 0.951	43.2 - 54.9	50.6 - 57.9	60.0 - 76.3	33.9 - 38.8

Note: Exchange ratios based on combination of Arcelor and ArcelorMittal share prices within the minimum and maximum range implied by the application of the valuations described above (based on average multiples as far as the analysis of comparable companies is concerned and the median assumptions described herein above as far as the discounted cash flow analysis is concerned).

The average exchange ratio bracket resulting from the valuations described above, taking into account the sensitivity analyses that have been performed for the comparable companies and discounted cash flows methods, as described in paragraphs (a) and (b) above, is 0.837-0.955, as shown in the table below.

Implied Exchange Ratio

	Min	Max

Comparable companies	0.818	0.965
DCF analysis	0.860	0.936
Contribution analysis	0.833	0.965
Average	0.837	0.955

The exchange ratio of 0.875 Arcelor share for every ArcelorMittal share is therefore consistent with the analysis of the relative intrinsic value range of Arcelor and ArcelorMittal. None of the methods used for the purposes of the multi-criteria analysis has been given a specific weight compared to the others.

As noted above, the exchange ratio of 0.875 Arcelor share for every ArcelorMittal share does not take into consideration the implementation of a share capital restructuring of Arcelor prior to the effectiveness of the Second-Step Merger, in the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares. The contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share.”

     Fairness Opinions of the Boards’ Financial Advisors and Independent Auditor Reports

The Boards of Directors of Mittal Steel and ArcelorMittal noted in this regard the opinion of their financial advisor, which stated that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth therein, and assuming that the first-step merger had been consummated, the exchange ratio of 0.875 pursuant to the draft merger agreement reviewed by it was fair from a financial point of view to the holders of the outstanding shares of ArcelorMittal. See “—Fairness Opinion of Financial Advisor to Mittal Steel and ArcelorMittal.”

The Board of Directors of Arcelor noted in this regard the opinions of its financial advisors, all of which stated that as of the date of such opinions, and based upon and subject to the various considerations set forth in such opinions, the exchange ratio of 0.875, pursuant to the draft merger agreement reviewed by it, was fair from a financial point of view to shareholders holding the 5.76% of the issued share capital of Arcelor not held by Mittal Steel (as predecessor to ArcelorMittal). See “—Fairness Opinions of Financial Advisors to Arcelor.”

The relevance and reasonableness of the exchange ratio, from a financial perspective, as well as the adequacy of the valuation methods applied by the Boards was also confirmed by the independent auditors’ reports referenced below. See“—Opinion of Independent Luxembourg Auditor for ArcelorMittal” and “—Opinion of Independent Luxembourg Auditor for Arcelor.”

     Consistency with the Companies’ Prior Agreements and Disclosure

The Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor also determined that the exchange ratio of 0.875 that resulted from its analysis conducted pursuant to the preceding paragraphs in this sub-section was consistent with agreements between and disclosure previously made by the companies. Specifically, in the MOU signed in the context of Mittal Steel’s revised offer for Arcelor securities announced on June 25, 2006 and in subsequent public statements, Mittal Steel and Arcelor had provided guidance on the principles based upon which they intended to use their best efforts to implement the post-offer merger of the two companies. Such principles provided that the merger exchange ratio would be consistent with the value of Arcelor shares pursuant to the secondary exchange offer as at the date of its settlement and delivery on August 1, 2006. This value corresponds to the implicit value of Arcelor shares resulting from application as of August 1, 2006 of the exchange ratio in the secondary exchange offer to the Mittal Steel share value as of such date. For the avoidance of doubt, the companies never stated nor intended to ensure the same exchange ratio in the merger as in the exchange offer. In addition, the need to ensure consistency with the prior agreement between, and public disclosure made by, the companies had to be coupled with the legal requirement described above that the exchange ratio reflect the intrinsic values of the merging companies. This latter requirement necessitated conducting a new valuation exercise for each of the two companies as of the time the exchange ratio was determined, using then-relevant valuation criteria and available financial information.

At their meetings held on May 15, 2007, the Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor determined that the merger exchange ratio was consistent with the value of Arcelor shares pursuant to the secondary exchange offer as at the date of its settlement and delivery on August 1, 2006. The Board’s determination was based on the process and analysis summarized in the following paragraph.

The value of the Arcelor share based on the exchange ratio of the secondary exchange offer as at the date of its settlement and delivery on August 1, 2006 was between €41.38 and €42.58, depending on whether the opening share price on the NYSE or Euronext Amsterdam by NYSE Euronext is used as the reference for the Mittal Steel share value. This value of the Arcelor share was compared by the Boards to the market value of the Mittal Steel share on and before May 11, 2007 (i.e., before the date of the determination of the exchange ratio on May 15, 2007). Several time periods were reviewed for the purposes of determining the value of the Mittal Steel share, as further explained in the explanatory memorandum attached as Annex B hereto. The comparison of the Mittal Steel share value over several time periods and the Arcelor share value determined in accordance with the above-mentioned principles resulted in an exchange ratio comprised between 0.876 and 1.01 Arcelor share for every ArcelorMittal share (pre-share capital restructuring of Arcelor). The exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share pre-share capital restructuring of Arcelor was therefore considered by the Boards to be consistent with the valuation range resulting from the abovementioned principles.

For the avoidance of doubt, the question of whether the exchange ratio is consistent with agreements between and disclosure previously made by the companies was outside the scope of the fairness opinions requested of the Boards’ financial advisors and of the reports of the independent auditors referred to above and summarized below. It is noted that one of the Arcelor advisors in its exchange ratio valuation analysis used as one criteria the value of the Arcelor share in the secondary exchange offer as of August 1, 2006 (the date of its settlement).

Recommendation of the ArcelorMittal Board of Directors and the ArcelorMittal and Arcelor Boards of Directors’ Reasons for the Merger

Following discussions at a meeting held on May 15, 2007, the ArcelorMittal Board of Directors unanimously decided to approve an exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share. At a meeting held on September 25, 2007, the ArcelorMittal Board of Directors decided that it would be advisable to restructure the share capital of Arcelor prior to the effectiveness of the second-step merger so as to effect the merger based on a one-to-one exchange ratio, as described above in “— Pre-merger Restructuring of the Share Capital of Arcelor”. By unanimous vote, the ArcelorMittal Board of Directors, at a meeting held on September 25, 2007, approved the merger agreement, the merger proposal and the explanatory memorandum and signed the merger agreement, the merger proposal and the explanatory memorandum. The ArcelorMittal Board of Directors unanimously recommends that the ArcelorMittal shareholders vote FOR the decision to merge as contemplated by the merger proposal and the explanatory memorandum.

In reaching its decision to effect the merger of Arcelor and ArcelorMittal, the ArcelorMittal Board of Directors consulted with ArcelorMittal’s management and its advisors and considered a variety of factors including, among others, the following:

•	the completion of the second-step merger would enable ArcelorMittal to comply with the commitments of the MOU which stated that Mittal Steel would merge into Arcelor as soon as practicable following completion of its revised offer for Arcelor, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg;

•	the second-step merger would further rationalize the corporate structure of the group initiated by the first-step merger of Mittal Steel and ArcelorMittal;

•	the second-step merger would not significantly affect the corporate governance or operational organization of the combined entity;

•	the considerations described above under “— Financial Analysis of the Exchange Ratio”;

•	the fairness opinion of Goldman Sachs, as financial advisor to Mittal Steel and ArcelorMittal stating that as of the date of the fairness opinion and based upon and subject to the factors and assumptions set forth therein, and assuming that the First Step Merger (as defined below) had been consummated, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them was fair, from a financial point of view, to the holders of the outstanding shares of ArcelorMittal; it being noted by the Board that (i) this fairness opinion was issued before the decision was made to condition the effectiveness of the second-step merger to the completion of the Arcelor share capital restructuring and (ii) the contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share without any economic impact on the ArcelorMittal shareholders;

•	correspondence from minority shareholders (or their representatives) of Arcelor, including a letter and valuation report dated April 24, 2007 received from the Association de défense des actionnaires minoritaires (ADAM) setting out ADAM’s views on an appropriate exchange ratio for the transaction, which indicated the potential for minority shareholder challenges of the Exchange Ratio in the merger;

•	the second-step merger would neither cause any material adverse corporate tax consequences in Luxembourg for ArcelorMittal or Arcelor, nor trigger any Luxembourg capital duty; and

•	it was not anticipated that any of the regulatory requirements to which the second-step merger is subject would hinder, delay or restrict the effectiveness of such merger.

In light of the number and wide variety of factors considered in connection with their evaluation of the transaction, the ArcelorMittal Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that they considered in reaching their determination. The ArcelorMittal Board of Directors viewed its position as being based on all available information and the factors presented to and considered by them. In addition, individual directors may have given different weights to different factors. This explanation of ArcelorMittal’s reasons for the merger and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements”.

The ArcelorMittal Board of Directors realized that there could be no assurance about future results, including results expected or considered in the factors listed above. However, the ArcelorMittal Board of Directors concluded that the potential benefits of effecting the merger with Arcelor were significant and outweighed any potential risks of Arcelor minority shareholder challenges to, or litigation in respect of, the merger based on the Exchange Ratio as the Board believed any such challenges or litigation would be groundless. The ArcelorMittal Board of Directors also concluded, in particular, that the merger would enable ArcelorMittal to comply with MOU undertakings.

Following discussions at a meeting held on May 15, 2007, the Arcelor Board of Directors also unanimously decided to approve an exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share. At a meeting held on September 25, 2007, the Arcelor Board of Directors decided that it would be advisable to restructure the share capital of Arcelor prior to the effectiveness of the second-step merger so as to effect the merger based on a one-to-one exchange ratio, as described above in “— Pre-merger Restructuring of the Share Capital of Arcelor”. By unanimous vote, the Arcelor Board of Directors, at a meeting held on September 25, 2007, approved the merger agreement, the merger proposal and the explanatory memorandum and signed the merger agreement, the merger proposal and the explanatory memorandum.

In reaching its decision to effect the merger of Arcelor and ArcelorMittal, the Arcelor Board of Directors consulted with Arcelor’s management and its advisors and considered a variety of factors including, among others, the following:

•	the completion of the second-step merger would enable Arcelor to comply with the commitments of the MOU which stated that Mittal Steel would merge into Arcelor as soon as practicable following completion of its revised offer for Arcelor, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg;

•	the factors described above under “— Financial Analysis of the Exchange Ratio”;

•	the fairness opinions of Fortis Bank (Nederland) N.V., Morgan Stanley & Co. Limited, Société Générale and Ricol, Lasteyrie & Associés, as financial advisors to Arcelor, stating that, as of the date of such opinions, and based upon and subject to the various considerations set forth in the opinions, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them, was fair from a financial point of view to shareholders holding the 5.76% of the issued share capital of Arcelor not held by Mittal Steel; it being noted by the Board that (i) these fairness opinions were issued before the decision was made to condition the effectiveness of the second-step merger to the completion of the Arcelor share capital restructuring and (ii) the contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share without any economic impact on the Arcelor shareholders;

•	correspondence from minority shareholders (or their representatives) of Arcelor, including a letter and valuation report dated April 24, 2007 received from ADAM setting out ADAM’s views on an appropriate exchange ratio for the transaction, which indicated the potential for minority shareholder challenges of the Exchange Ratio in the merger;

•	the second-step merger would neither cause any material adverse corporate tax consequences in Luxembourg for ArcelorMittal or Arcelor, nor trigger any Luxembourg capital duty; and

•	it was not anticipated that any of the regulatory requirements to which the second-step merger is subject would hinder, delay or restrict the effectiveness of such merger.

In light of the number and wide variety of factors considered in connection with their evaluation of the transaction, the Arcelor Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that they considered in reaching their determination. The Arcelor Board of Directors viewed its position as being based on all available information and the factors presented to and considered by them. In addition, individual directors may have given different weights to different factors. This explanation of Arcelor’s reasons for the merger and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements”.

The Arcelor Board of Directors realized that there could be no assurance about future results, including results expected or considered in the factors listed above. However, the Arcelor Board of Directors concluded that the potential benefits of effecting the merger with ArcelorMittal were significant and outweighed any potential risks of Arcelor minority shareholder challenges to, or litigation in respect of, the merger based on the Exchange Ratio as the Board believed any such challenges or litigation would be groundless. The Arcelor Board of Directors also concluded, in particular, that the merger would enable Arcelor to comply with MOU undertakings.

Timetable for the Merger

The merger proposal and the explanatory memorandum, each dated September 25, 2007, will be made publicly available as of September 28, 2007. A copy of the merger proposal and a copy of the explanatory memorandum are attached to this proxy statement/prospectus as Annex B.

In order to complete the merger, ArcelorMittal shareholders must adopt the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum. The extraordinary general meeting of shareholders of ArcelorMittal that will vote on the proposal to merge ArcelorMittal into Arcelor will be held on November 5, 2007, at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. The extraordinary general meeting of shareholders of Arcelor that will vote on the proposal to merge ArcelorMittal into Arcelor, among other things, will also be held on November 5, 2007.

If the proposal to merge is adopted by the respective requisite majority at the extraordinary general meeting of shareholders of ArcelorMittal and Arcelor and all other conditions precedent are satisfied or waived, the merger is expected to be effective on or about November 13, 2007.

Upon effectiveness of the merger, holders of ArcelorMittal shares will automatically receive newly-issued Arcelor shares in accordance with the Exchange Ratio and on the basis of their respective holdings as entered in the ArcelorMittal shareholder registry or their respective securities accounts. Holders of ArcelorMittal shares whose shares are registered directly in ArcelorMittal’s shareholder registry, will automatically receive newly-issued Arcelor shares through an entry in the shareholder registry (registre des actionnaires) of Arcelor. Holders of ArcelorMittal shares whose shares are registered indirectly, that is through a book-entry system, in ArcelorMittal’s shareholder registry, will automatically receive newly-issued Arcelor shares through a credit to their respective securities accounts.

Upon the day of effectiveness of the merger, which is expected to be on or about November 13, 2007, the Arcelor shares issued in the merger will be listed and traded on the Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Spanish exchanges and the NYSE, traded on the regulated market of the Luxembourg Stock Exchange and listed on the Official List of the Luxembourg Stock Exchange.

Finally, the ArcelorMittal shares, which will automatically disappear in the merger, will no longer be listed and traded on the Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Spanish exchanges and the NYSE or traded on the regulated market of the Luxembourg Stock Exchange or listed on the Official List of the Luxembourg Stock Exchange as of the day of effectiveness of the merger. The last day of listing and trading of the ArcelorMittal shares at these exchanges is expected to be on or about November 12, 2007.

Opinion of Independent Luxembourg Auditor for ArcelorMittal

On September 25, 2007, Mazars issued its written report (un rapport écrit destiné aux actionnaires) to the Board of Directors of ArcelorMittal with respect to, among other things, the fairness of the Exchange Ratio, as required pursuant to Luxembourg law. Mazars opined, among other things, that, as of the date of its report and based upon the factors and assumptions set forth therein, no fact has come to its attention that causes it to believe that the Exchange Ratio is not relevant and reasonable (pertinent et raisonnable) to all shareholders of ArcelorMittal or that the valuation methods used by the Board of Directors to determine the Exchange Ratio are not adequate. A copy of the report is attached to the merger proposal, a copy of which is attached to this proxy statement/prospectus as Annex B, and both the merger proposal and the report are also available at the offices of ArcelorMittal and Arcelor and at the Luxembourg Registry of Trade and Companies.

Mazars is certified as a Luxembourg auditor (Réviseur d’Entreprises) by the Luxembourg Department of Justice (agréé par le Ministre de la Justice), according to Article 3 of the law dated June 28, 1984, which regulates the profession of Réviseur d’Entreprises. Mazars was selected among a number of auditor firms considered by the Board of Directors of ArcelorMittal, taking into account the auditor firms’ reputation, expertise and independence from both ArcelorMittal and Arcelor. Neither Mazars nor any of its affiliates has had any material relationship with ArcelorMittal and its affiliates during the past two years, except that it acted as independent auditor for ArcelorMittal in connection with the first-step merger, and that Mazars & Guérard in France, an affiliate of Mazars, at the request of Arcelor, currently an affiliate of ArcelorMittal, conducted a due diligence investigation with respect to the Severstal group in April 2006 and with respect to the entities owned by Vallourec in June 2007. Arcelor has been a subsidiary of ArcelorMittal (as successor to Mittal Steel) since August 1, 2006. Mazars expects to receive an estimated aggregate compensation of €900,000 for its services in connection with the first and second step mergers, none of which is contingent upon the consummation of either merger. For purposes of its report, Mazars was requested by the Board of Directors of ArcelorMittal to express its opinion on the fairness of the Exchange Ratio as set by the Boards of Directors of ArcelorMittal and Arcelor in accordance with Luxembourg law.

For purposes of its report, Mazars reviewed, at the request of the Board of Directors of ArcelorMittal, among other things, the merger proposal, the explanatory memorandum and the financial statements of ArcelorMittal and Arcelor for accounting year 2006 and the first six months of 2007. In its review, Mazars followed the applicable procedures of the Luxembourg Institut des Réviseurs d’Entreprises, which requires, among other things, to plan and perform the review to obtain moderate assurance (une assurance modérée) as to whether the Exchange Ratio is reasonable. No limitation was imposed by ArcelorMittal or Arcelor on the scope of Mazars’s investigation. Based on the reviewed documents, the applicable procedures, and the Exchange Ratio, Mazars, in its report, reached the conclusion that no fact has come to its attention that causes it to believe that the Exchange Ratio is not relevant and reasonable (pertinent et raisonnable) to all shareholders of ArcelorMittal or that the valuation methods used by the Board of Directors to determine the Exchange Ratio are not adequate.

Opinion of Independent Luxembourg Auditor for Arcelor

On September 25, 2007, CLERC issued its written report (un rapport écrit destiné aux actionnaires) to the Board of Directors of Arcelor with respect to, among other things, the fairness of the Exchange Ratio, as required pursuant to Luxembourg law. CLERC opined, among other things, that, as of the date of its report and based upon and subject to the factors and assumptions set forth therein, no fact has come to its attention that causes it to believe that the Exchange Ratio is not relevant and reasonable (pertinent et raisonnable) to all shareholders of Arcelor or that the valuation methods used by the Board of Directors to determine the Exchange Ratio are not adequate. A copy of the report is attached to the merger proposal, a copy of which is attached to this proxy statement/prospectus as Annex B, and both the merger proposal and the report are also available at the offices of ArcelorMittal and Arcelor and at the Luxembourg Registry of Trade and Companies.

CLERC is certified as a Luxembourg auditor (Réviseur d’Entreprises) by the Luxembourg Department of Justice (agréé par le Ministre de la Justice), according to Article 3 of the law dated June 28, 1984, which regulates the profession of Réviseur d’Entreprises. CLERC was selected among a number of auditor firms considered by the Board of Directors of Arcelor, taking into account the auditor firms’ reputation, expertise and independence from both ArcelorMittal and Arcelor. Neither CLERC nor any member or correspondent firm has had any material relationship with Arcelor and its affiliates during the past two years. CLERC expects to receive an estimated aggregate compensation of €500,000 for its services in connection with the second-step merger, none of which is contingent upon the consummation of the merger. For purposes of its report, CLERC was requested by the Board of Directors of Arcelor to express its opinion on the fairness of the Exchange Ratio as set by the Boards of Directors of ArcelorMittal and Arcelor in accordance with Luxembourg law.

For purposes of its report, CLERC reviewed, at the request of the Board of Directors of Arcelor, among other things, the merger proposal, the explanatory memorandum and the financial statements of ArcelorMittal and Arcelor for accounting year 2006 and the first six months of 2007. In its review, CLERC followed the applicable procedures of the Luxembourg Institut des Réviseurs d’Entreprises, which requires, among other things, to plan and perform the review to obtain moderate assurance (une assurance modérée) as to whether the Exchange Ratio is reasonable. No limitation was imposed by ArcelorMittal or Arcelor on the scope of CLERC’s investigation. Based on the reviewed documents, the applicable procedures, and the Exchange Ratio, CLERC, in its report, reached the conclusion that no fact has come to its attention that causes it to believe that the Exchange Ratio is not relevant and reasonable (pertinent et raisonnable) to all shareholders of Arcelor or that the valuation methods used by the Board of Directors to determine the Exchange Ratio are not adequate.

Fairness Opinion of Financial Advisor to Mittal Steel and ArcelorMittal

On May 15, 2007, Goldman Sachs delivered its written opinion to the Boards of Directors of each of Mittal Steel and ArcelorMittal that, as of the date of the fairness opinion and based upon and subject to the factors and assumptions set forth therein, and assuming that the First Step Merger (as defined below) had been consummated, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement, dated May 14, 2007, provided to them was fair from a financial point of view to the holders of the outstanding shares of ArcelorMittal (which holders were, immediately prior to consummation of the First Step Merger, holders of the outstanding Mittal Steel Shares, as defined below).

The “First Step Merger” was the transaction which was consummated on September 3, 2007, whereby Mittal Steel was merged into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel, and each holder of an outstanding class A common share, with a nominal value of one eurocent (€ 0.01) per share (the “Mittal Steel Class A Shares”), of Mittal Steel and each holder of an outstanding class B common share, with a nominal value of one eurocent (€ 0.01) per share (the “Mittal Steel Class B Shares”; together with the Mittal Steel Class A Shares, the “Mittal Steel Shares”), of Mittal Steel received one ArcelorMittal share.

The full text of the written opinion of Goldman Sachs, dated May 15, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors of Mittal Steel and the Board of Directors of ArcelorMittal in connection with their respective consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of the Mittal Steel Shares should vote as to the First Step Merger or as to how any holder of ArcelorMittal shares or Arcelor shares should vote with respect to the merger or any issuance of Arcelor shares.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	a draft merger agreement, dated May 14, 2007, which provided for an exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share;

•	the merger agreement for the First Step Merger dated as of May 2, 2007 between Mittal Steel and ArcelorMittal;

•	the Registration Statement on Form F-4 confidentially submitted by ArcelorMittal to the SEC on May 2, 2007 in connection with the First Step Merger;

•	a draft of the registration statement dated May 9, 2007 of which this proxy statement/prospectus forms a part;

•	annual reports to stockholders of Mittal Steel for the three fiscal years ending December 31, 2006 and Arcelor for the four fiscal years ended December 31, 2006;

•	certain interim reports to stockholders of Mittal Steel and Arcelor;

•	certain other communications from Mittal Steel and Arcelor to their respective stockholders;

•	certain research analyst reports with respect to the future financial performance of Mittal Steel and Arcelor;

•	certain financial analyses and targets for Mittal Steel, including the 2008 Value Plan for Mittal Steel, on a combined basis with Arcelor, announced on September 27, 2006 and reconfirmed on February 21, 2007, prepared by management of Mittal Steel (the “2008 Value Plan”), including certain cost savings and operating synergies projected by the management of Mittal Steel to result from the combination of Mittal Steel and Arcelor (the “Synergies”);

•	certain financial analyses and forecasts for Arcelor prepared by its management that are publicly available;

•	the information contained in a draft of the press release regarding details of the merger process which was published by Mittal Steel on May 16, 2007 (the “Mittal Steel Press Release”); and

•	guidance provided by management of Mittal Steel, related to the portion of the Synergies allocable to Arcelor (41%), the portion of capital expenditures provided for in the 2008 Value Plan that Arcelor will account for (50%), and the relative contribution of Arcelor to EBITDA indicated in the 2008 Value Plan (49%), as published by Mittal Steel in the Mittal Steel Press Release.

Goldman Sachs also held discussions with members of the senior management of Mittal Steel regarding their assessment of the strategic rationale for, and the potential benefits of, the merger, and with members of the senior management of Mittal Steel and Arcelor regarding their assessment of the current business operations, financial condition and future prospects of Mittal Steel and Arcelor. In addition, Goldman Sachs reviewed the reported price and trading activity for Mittal Steel Class A Shares and the Arcelor shares, compared certain financial and stock market information for Mittal Steel and Arcelor with similar information for certain other companies the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied without independent verification upon the accuracy and completeness of all financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard it assumed, with Mittal Steel’s consent that the 2008 Value Plan, including the Synergies and the financial information contained in the Mittal Steel Press Release were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Mittal Steel and Arcelor, respectively. Goldman Sachs also assumed that any transactions between Mittal Steel and Arcelor not reflected in the 2008 Value Plan were conducted on an arms’-length basis at fair market value. Goldman Sachs was advised by Mittal Steel that, except for the right of the holders of Mittal Steel Class B Shares to convert those shares into an equal number of Mittal Steel Class A Shares, as provided in Mittal Steel’s articles of association, the Mittal Steel Class A Shares and the Mittal Steel Class B Shares carry identical economic and voting rights. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Mittal Steel or Arcelor or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the First Step Merger and the merger would be obtained without any adverse effect on Mittal Steel or Arcelor or on the expected benefits of those transactions in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the First Step Merger, or the transactions contemplated by the First Step Merger Agreement, and assumed that the First Step Merger had been consummated. Moreover, Goldman Sachs’ opinion did not address the underlying business decision of Mittal Steel to engage in the First Step Merger or the merger and Goldman Sachs was not expressing any opinion as to the prices at which Mittal Steel Class A Shares, the ArcelorMittal shares or the Arcelor shares would trade at any time. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available as of, the date thereof. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Board of Directors of Mittal Steel and the Board of Directors of ArcelorMittal in connection with their respective consideration of the merger and such opinion does not constitute a recommendation as to how any holder of the Mittal Steel Shares should vote with respect to such First Step Merger, or as to how any holder of the ArcelorMittal shares or Arcelor shares should vote with respect to the merger.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Boards of Directors of Mittal Steel and ArcelorMittal in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 15, 2007 and is not necessarily indicative of current market conditions.

In connection with certain of such financial analyses, Goldman Sachs used the following data for earnings before interest, tax, depreciation and amortization (“EBITDA”) for each of Mittal Steel and Arcelor, based on information that it obtained from public filings and consensus estimates of the Institutional Brokers Estimate System, or IBES, where indicated, and based on the 2008 Value Plan, where indicated. Goldman Sachs also used the following data for earnings per share based on reported 2006 financial results, adjusted for acquisitions as noted.

Mittal Steel (€ Billion Other Than		Arcelor (€ Billion Other Than
for 2006 PF EPS)		for 2006PF EPS)

2006 Pro-Forma Financials
2006PF EBITDA(1)	12.2	2006PF EBITDA(1)	6.2
2006PF EPS(2) (€ per share)	4.57	2006PF EPS(2)	4.74
Value Plan-Based Financials
2007E VP EBITDA(3)	13.6	2007E VP EBITDA(3)	6.7
2008E VP EBITDA(4)	15.1	2008E VP EBITDA(4)	7.2
IBES-Based Financials
2007E IBES EBITDA(5)	12.9	2007E IBES EBITDA(6)	6.5
2008E IBES EBITDA(5)	13.8	2008E IBES EBITDA(6)	6.8

Estimates based on the 2008 Value Plan and on IBES were converted for U.S. dollars to euro (Datastream) at May 11, 2007 Fx rate of $1.000 to €0.740.

(1)	2006PF EBITDA for Mittal Steel is based on Mittal Steel’s reported 2006 financial results adjusted for acquisitions in 2006, as if such acquisitions had occurred on January 1, 2006 (“Mittal Steel 2006PF EBITDA”). 2006PF EBITDA for Arcelor is based on Arcelor’s reported 2006 consolidated financial results adjusted for the acquisitions of Dofasco and Sonasid as if those acquisitions had occurred on January 1, 2006 (“Arcelor 2006PF EBITDA”).

(2)	2006PF EPS for Mittal Steel is based on reported 2006 financial results adjusted for acquisitions in 2006, as if such acquisitions had occurred on January 1, 2006 (“Mittal 2006PF EPS”) based on 1,389.6 million shares outstanding as of the end of April 2007, diluted based on a treasury method. 2006PF EPS for Arcelor is based on Arcelor’s reported 2006 consolidated financial results adjusted for the acquisitions of Dofasco and Sonasid as if those acquisitions had occurred on January 1, 2006 (“Arcelor 2006PF EPS”) based on 670.3 million shares outstanding as of the end of April 2007, diluted based on a treasury method.

(3)	2007E VP EBITDA for Mittal Steel (“Mittal Steel 2007E VP EBITDA”) is based on the average of Mittal Steel 2006PF EBITDA and Mittal Steel 2008E VP EBITDA, as defined below. 2007E VP EBITDA for Arcelor (“Arcelor 2007E VP EBITDA”) is based on the average of Arcelor 2006PF EBITDA and Arcelor 2008E VP EBITDA, as defined below.

(4)	2008E VP EBITDA for Mittal Steel is estimated based on the 2008 EBITDA target contained in the 2008 Value Plan ($20bn) adjusted for the acquisition of Sicartsa and related synergies, as disclosed in the presentation of Mittal Steel of December 20, 2006 and in the JPMorgan research report dated December 20, 2006 (“Mittal Steel 2008E VP EBITDA”). 2008E VP EBITDA for Arcelor is based on the percentage of EBITDA attributable to Arcelor (49%) as announced by Mittal Steel in the Mittal Steel Press Release applied to the Mittal Steel 2008E EBITDA Target ($20bn) (“Arcelor 2008E VP EBITDA”).

(5)	Mittal Steel estimated EBITDA for 2007 (“Mittal Steel 2007E IBES EBITDA”) and 2008 (“Mittal Steel 2008E IBES EBITDA”) are based on IBES estimates.

(6)	Relevant IBES estimates are not available for Arcelor. Accordingly, 2008E IBES EBITDA for Arcelor (“Arcelor 2008E IBES EBITDA”) is calculated as 49% (based on management guidance in the Mittal Steel Press Release) of 2008E IBES EBITDA for Mittal Steel. 2007E IBES EBITDA for Arcelor is based on the average of Arcelor 2006PF EBITDA and Arcelor 2008E IBES EBITDA (“Arcelor 2007E IBES EBITDA”).

Historical Stock Trading Analysis.  To provide background information and perspective with respect to the relative historical share prices of Mittal Steel and Arcelor, Goldman Sachs reviewed the historical trading prices for the Mittal Steel Class A Shares and Arcelor shares for each of the 5 days, 1 month, 2 months, 3 months, 4 months and 5 months ending May 11, 2007, as well as from November 17, 2006, the end of the final offer period by Mittal Steel for Arcelor, to May 11, 2007, and computed the implied exchange ratios by dividing the volume weighted average share prices of Mittal Steel by those of Arcelor for each respective period. The outcome of the analysis is presented in the table below:

	Volume Weighted		Implied
	Average Price (€)		Exchange
Period Ending 11 May 2007	Arcelor Mittal	Arcelor	Ratio

Last 5 days	41.8	58.1	0.719
Last 1 month	40.4	55.6	0.727
Last 2 months	39.8	54.4	0.730
Last 3 months	39.5	52.4	0.753
Last 4 months	38.7	51.3	0.753
Last 5 months	37.9	50.8	0.746
Since November 17, 2006	37.3	50.1	0.745

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for Mittal Steel and Arcelor to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the steel industry, of which each is referred to as a Selected Company and collectively as the Selected Companies: JFE Steel Corporation; Nippon Steel Corporation; Pohang Iron and Steel Company, Limited (POSCO); ThyssenKrupp AG; voestalpine AG; Salzgitter AG; AK Steel Holding Corporation; Nucor Corporation; US Steel Corporation; and Compania Siderúrgica Nacional (CSN). Although none of these Selected Companies is directly comparable to Mittal Steel or Arcelor, the companies included were chosen because they are publicly traded companies with operations that for the purposes of analysis may be considered similar to certain operations of Mittal Steel and Arcelor.

Goldman Sachs calculated and compared various financial multiples and ratios for the Selected Companies, Mittal Steel and Arcelor based on the information that it obtained from (i) public filings and IBES estimates, with respect to the Selected Companies and, where indicated, Mittal Steel and Arcelor and (ii) the 2008 Value Plan with respect to Mittal Steel and Arcelor, where indicated. With respect to Mittal Steel and Arcelor, Goldman Sachs used the EBITDA and EPS data described above and calculated estimated enterprise value to EBITDA ratios (“EV/EBITDA Multiple”) for the calendar years 2006, 2007 and 2008 as well as the price to earnings per share ratio (“PE Multiple”) for 2006. With respect to the Selected Companies, Goldman Sachs calculated the EV/EBITDA Multiple for historic calendar year 2006 and estimated calendar year 2007 and 2008 as well as the PE Multiple for 2006. The multiples and ratios of Mittal Steel and Arcelor and the selected companies were based on, where applicable, market data as of May 11, 2007.

The following table presents the results of this analysis:

		Selected Companies						Mittal Steel				Arcelor
		Min		Median		Max		2006 Pro Forma		IBES	Value Plan	2006 Pro Forma		IBES	Value Plan

PE Multiple	2006	9.5	x	12.3	x	20.0	x	9.1	x			12.3	x
EV/EBITDA Multiple	2006	5.4		7.2		11.3		7.0				7.8
	2007E	5.5		6.5		7.6				6.5	6.2			7.5	7.2
	2008E	5.3		6.7		8.5				6.1	5.6			7.1	6.6

Applying the minimum, median and maximum EV/EBITDA Multiple for 2006, 2007 and 2008 and the minimum, median and maximum PE Multiple for 2006 of the Selected Companies to Mittal Steel and Arcelor 2006 pro-forma EBITDA and EPS, and to the data for Mittal Steel and Arcelor Value Plan-based EBITDA and Mittal Steel and Arcelor IBES-based EBITDA for each of 2007 and 2008, described above, Goldman Sachs calculated an implied exchange ratio range of 0.783 to 0.965.

Debt Adjusted Contribution Analysis.  Goldman Sachs reviewed the relative contribution on a debt-adjusted basis of Arcelor to aggregate equity value of Mittal Steel based on EBITDA and EPS. Goldman Sachs (a) applied the 2008 Value Plan based Arcelor EV/EBITDA multiples to the corresponding Mittal Steel 2008 Value Plan based financial data for the years 2007 and 2008, and (b) applied the IBES based Arcelor

EV/EBITDA Multiples to the corresponding Mittal Steel IBES based financial data for the years 2007 and 2008, and (c) applied the 2006PF EV/EBITDA and PE Multiples to the corresponding Mittal Steel 2006PF financials. The resulting implied exchange ratio range was 0.850 to 0.965.

Goldman Sachs performed the equivalent analysis applying Mittal Steel EV/EBITDA and PE Multiples to Arcelor financial data for the respective years, and the implied exchange ratio range was 0.833 to 0.965.

Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis for each of Mittal Steel and Arcelor. Mittal Steel’s unlevered free cash flow was calculated using both the 2008 Value Plan based EBITDA data and the IBES based EBITDA data described above as well as the following assumptions:

•	depreciation and amortisation (D&A) as per IBES;

•	25% tax rate as per guidance of Mittal Steel management;

•	capital expenditure targets as per 2008 Value Plan; and

•	working capital optimisation targets as per 2008 Value Plan, and split equally between 2007 and 2008.

Arcelor unlevered free cash flow was also calculated using both the 2008 Value Plan based EBITDA data and the IBES based EBITDA data as described above as well as the following assumptions:

•	D&A set at 55.3% of Mittal Steel D&A, for both 2007 and 2008, based on Arcelor 2006 pro forma D&A as a percentage of Mittal Steel 2006 pro forma D&A;

•	25% tax rate assumed to be the same as Mittal Steel;

•	capital expenditure set at 50% of the Mittal Steel capital expenditures for 2007 and 2008 respectively, as per the guidance of management of Mittal Steel contained in the Mittal Steel Press Release; and

•	working capital optimisation targets as per presentation of Arcelor management dated February 27, 2006.

Goldman Sachs discounted the projected unlevered free cash flows in 2007 and 2008 using discount rates ranging from 9.0-9.5% based on an analysis of the theoretical cost of capital of the Selected Companies. Goldman Sachs applied both the perpetuity growth rate method (using an illustrative perpetuity growth rate of (1)% to 1% for both Mittal Steel and Arcelor) and the exit multiple method (using an illustrative exit multiple range of 6.0 to 7.0 times EBITDA) to derive illustrative terminal values.

The following table presents the results of this analysis:

		Implied Exchange Ratio
Financials		Min	Median	Max

Value Plan	EBITDA Exit	0.895	0.904	0.912
	Perp Growth	0.910	0.923	0.936
IBES	EBITDA Exit	0.860	0.871	0.880
	Perp Growth	0.873	0.889	0.904

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company used in the above analyses as a comparison is directly comparable to ArcelorMittal or Arcelor.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Boards of Directors of Mittal Steel and ArcelorMittal as to the fairness from a financial point of view of the exchange ratio of

0.875 Arcelor shares for every one ArcelorMittal share. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favourable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Mittal Steel, ArcelorMittal, Arcelor, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasted.

The exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share was determined through arm’s-length negotiations between Mittal Steel and Arcelor and was approved by the Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor. Goldman Sachs provided advice to Mittal Steel during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Mittal Steel or ArcelorMittal or the Boards of Directors of Mittal Steel or ArcelorMittal or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described above, Goldman Sachs’ opinion to the Boards of Directors of Mittal Steel and ArcelorMittal was one of many factors taken into consideration by the Boards of Directors, respectively, in making their determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs and its affiliates have acted as financial advisor to Mittal Steel and ArcelorMittal in connection with, and have provided advice and input to Mittal Steel with respect to the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Goldman Sachs acted as financial advisor to Mittal Steel in connection with the tender offer by Mittal Steel for Arcelor first announced on January 27, 2006, including as dealer manager in connection with the U.S. Offer, as defined in the Prospectus Supplement dated July 7, 2006 to the Amended and Restated Exchange Offer Prospectus dated June 29, 2006. In addition, Goldman Sachs participated in the financing of the Offer by Mittal Steel. Goldman Sachs received fees for its services in connection with the Offer, the principal portion of which was contingent upon consummation of the Offer, and Mittal Steel agreed to reimburse its expenses and indemnify it against certain liabilities arising out of such engagement. In addition, Goldman Sachs has provided and is currently providing certain investment banking services to Mittal Steel from time to time, including having acted as lender in connection with the $4.9 billion acquisition by Mittal Steel of OJSC Krivorizky Ore Mining Company and Steel Works Kryvorizstal (renamed Mittal Steel Kryviy Rih) in November 2005, and is acting as financial advisor with respect to Mittal Steel’s offer for the shares of Arcelor Brasil, S.A. not owned by Arcelor S.A. Goldman Sachs has provided certain investment banking services to Arcelor from time to time, including having acted as financial advisor to Aceralia Corporacion Siderurgica SA, one of the predecessor entities of Arcelor, in its February 2002 merger with Arbed SA and Usinor SA. In connection with the above-described services unrelated to the transaction contemplated by the merger agreement, Goldman Sachs has received aggregate fees of approximately $51 million. Goldman Sachs also may provide investment banking services to Mittal Steel, Arcelor, ArcelorMittal and their respective affiliates in the future.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Mittal Steel, ArcelorMittal, Arcelor and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Mittal Steel, ArcelorMittal and Arcelor for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Boards of Directors of each of Mittal Steel and ArcelorMittal selected Goldman Sachs as their respective financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the merger agreement. Pursuant to a letter agreement dated May 14, 2007, the Boards of Directors of each of Mittal Steel and ArcelorMittal engaged Goldman Sachs to act as their respective financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Mittal Steel and ArcelorMittal agreed to pay Goldman Sachs a transaction fee of approximately $1.5 million, which became payable upon the request of Mittal Steel that Goldman Sachs undertake an analysis of the fairness of the exchange ratio, from a financial point of view. Mittal Steel and ArcelorMittal agreed to reimburse certain of its expenses and indemnify Goldman Sachs and its affiliates against certain liabilities arising out of its engagement.

Fairness Opinions of Financial Advisors to Arcelor

Summary of Fairness Opinion of Fortis Bank (Nederland) N.V.

Arcelor retained Fortis Bank (Nederland) N.V. (“Fortis”) to provide it with a financial opinion in connection with its merger with ArcelorMittal. Arcelor selected Fortis to provide it with a financial opinion based on Fortis’ qualifications, expertise and reputation. On May 15, 2007, Fortis rendered its written opinion that, as of that date, based upon and subject to the various considerations set forth in its opinion, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the merger agreement provided to them, was fair from a financial point of view to shareholders holding the 5.76% of the issued share capital of Arcelor not held by Mittal Steel (the “Public Shareholders”).

The full text of the written opinion of Fortis, dated as of May 15, 2007, is attached to this proxy statement/prospectus as Annex D. The opinion sets forth, among others, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Fortis in rendering its opinion. We encourage you to read the entire opinion carefully. Fortis’ opinion addresses only the fairness from a financial point of view of the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share to the Public Shareholders in the context of the merger and does not address any other transaction that Arcelor has considered, may consider or could have considered. It does not express any view as to the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Arcelor other than the Public Shareholders, or the holders of any class of securities, creditors or other constituencies of Mittal Steel or ArcelorMittal. The opinion does not in any manner address or consider the prices at which shares of Arcelor will trade following the merger. It does not constitute an opinion or recommendation to Arcelor’s shareholders as to whether or not to accept the terms and conditions of the merger or how the shareholders of Arcelor, Mittal Steel or ArcelorMittal should vote in connection with the merger. In addition, Fortis has not reviewed the state of affairs, strategy or financing of Arcelor or Mittal Steel. The opinion does not assess the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share in respect of any other area, including, but without limitation, tax, accounting, actuarial or legal aspects. The opinion also does not address the underlying business decisions regarding the merger. The summary of the opinion of Fortis set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms and conditions of its engagement agreement, Fortis issued its opinion for the sole use by and benefit of the Arcelor Board of Directors. Fortis has advised the Arcelor Board of Directors that it does not believe any person other than the Arcelor Board of Directors has the legal right to rely on the opinion. Fortis would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the Arcelor Board of Directors with respect to the aforementioned opinion and its financial analyses thereunder. Fortis bases its belief that no person other than the Arcelor Board of Directors may rely on the Fortis opinion on the limited nature of Fortis’ contractual duty to Arcelor. Fortis is not aware of any controlling precedent that would create a statutory or common law right for persons other than the Arcelor Board of Directors to rely on the Fortis opinion. In the absence of controlling precedent, the ability of a shareholder to rely on the Fortis opinion would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the Arcelor Board of Directors under applicable law or on the rights and responsibilities of either Fortis or the Arcelor Board of Directors under federal securities laws.

In arriving at its opinion, Fortis reviewed and considered the following information:

•	publicly available historical business and financial information relating to the relevant companies, including, but not limited to, the 2005 and 2006 annual reports of Arcelor and Mittal Steel and the 2008 Value Plan;

•	the first-step merger agreement and a draft dated May 2, 2007 of the registration statement on Form F-4 in relation to the issuance of shares by ArcelorMittal in the first-step merger;

•	the draft second-step merger agreement and a draft dated May 9, 2007 of the registration statement on Form F-4 to be submitted to the SEC on a confidential basis in relation to the issuance of shares by Arcelor in the second-step merger;

•	a draft dated May 14, 2007 of the press release published by Arcelor on May 16, 2007 announcing details relating to the merger (the “Draft Press Release”);

•	certain relevant third party equity research analyst reports (the “Equity Research Reports”);

•	the financial information set forth in the Draft Press Release regarding the allocation between Mittal Steel and Arcelor of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the 2008 Value Plan;

•	certain clarifications of the financial information relating to Mittal Steel and Arcelor regarding among others, tax rates, working capital improvements, deferred employee benefits and the acquisition of Sicartsa by Mittal Steel; and

•	such other financial studies, analyses and investigations as Fortis may deem appropriate.

In arriving at its opinion, Fortis assumed and relied upon, without independent verification, the accuracy and completeness of the business and financial information that was publicly available or supplied or otherwise made available to it for the purposes of its opinion by Mittal Steel and Arcelor, including, without limitation: the Equity Research Reports; the financial information set forth in the Draft Press Release regarding the allocation between Mittal Steel and Arcelor of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the 2008 Value Plan and certain clarifications of the financial information relating to Mittal Steel and Arcelor regarding among others, tax rates, working capital improvements, deferred employee benefits and the acquisition of Sicartsa by Mittal Steel; and Fortis did not perform any investigation of or otherwise undertake to verify the accuracy and completeness of the information reviewed by it for the purposes of rendering its opinion. Fortis has not performed an independent investigation as to the tax, accounting, actuarial, legal or regulatory matters relating to the merger and the determination of the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share and has relied upon, without independent verification, the assessment of Arcelor and Mittal Steel and their respective legal, tax, accounting, regulatory and other advisors for all such matters.

With respect to the financial projections provided to it, Fortis assumed, with Arcelor’s consent, that they have been reasonably prepared on bases reflecting the best then-currently available estimates and judgments by management as to the future financial performance of Mittal Steel and Arcelor, and Fortis did not express any view on such financial projections or the assumptions on which they were based. Fortis had no access to Arcelor’s senior management, advisors and auditors for the purposes of rendering its opinion. In addition, Fortis assumed that the merger would be as described in the first-step merger agreement and the draft second-step merger agreement without any waiver, breach, amendment or delay of any of their respective terms or conditions and that the definitive second-step merger agreement will not differ in any material respects from the draft second-step merger agreement furnished to Fortis. Fortis also assumed that the press release published by Arcelor on May 16, 2007, announcing details relating to the merger would not differ in any material respect from the Draft Press Release furnished to it and that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained, and all other legal requirements will be complied with, without any adverse effect on Arcelor or the merger and that no divestitures or asset sales from Arcelor will be required as a result of the merger, in either case that would in any respect be material to Fortis’ analysis. Fortis did not make any independent valuation or appraisal of the assets and liabilities (contingent or otherwise) of Mittal Steel and Arcelor, nor did Fortis evaluate the solvency or fair value of Arcelor, Mittal Steel, or any of their respective affiliates, under any law relating to bankruptcy, insolvency, moratorium or similar matters. Fortis’ opinion was based on economic, monetary market and other conditions in effect on, and the information made available to it, as of the date of its opinion. Subsequent events may affect Fortis’ opinion, and Fortis did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Fortis in connection with the preparation of its written opinion letter dated May 15, 2007. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Fortis, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The various analyses summarized below were based on closing prices for the shares of Arcelor and Mittal Steel as of May 11, 2007.

Comparable Companies Analysis

Fortis compared certain financial information of Arcelor and Mittal Steel with publicly available consensus financial estimates for other companies that shared similar business characteristics with Arcelor and Mittal Steel. The companies used in this comparison (the “Comparable Companies”) included the following:

•	Evraz Group S.A.

•	Gerdau S.A.

•	Nucor Corporation

•	Outokumpu Oyj

•	Pohang Iron and Steel Company, Limited (POSCO)

•	Salzgitter AG

•	OAO Severstal

•	ThyssenKrupp AG

•	United States Steel Corporation

•	voestalpine AG

Fortis reviewed, among other information, the Comparable Companies’ ratios, or multiples, of Enterprise Value (defined as market capitalization plus total debt, preferred stock and minority interests, if any; less cash, cash equivalents and financial fixed assets, if any) (“EV”) to EBITDA for each of calendar year 2007 and calendar year 2008, as well as to EBIT for each of calendar year 2007 and calendar year 2008. All data for the Comparable Companies were based on publicly available information as of May 11, 2007. Estimated 2007 and 2008 EBITDA figures and EBIT figures for the Comparable Companies were based upon estimates from research analysts. In order to calculate the implied value of each of Arcelor and Mittal Steel shares, Fortis applied a range based on the median multiples for the Comparable Companies to the 2007 and 2008 EBITDA and EBIT estimates for Arcelor and Mittal Steel. The EBITDA and EBIT estimates for Arcelor and Mittal Steel have been solely based on publicly available information and the 2008 Value Plan. The 2008 Value Plan was prepared by management of Mittal Steel and is subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by the 2008 Value Plan.

To calculate the implied exchange ratio (“ER”) for Arcelor and Mittal Steel shares, Fortis divided the implied value per Mittal Steel share by the implied equity value per Arcelor share. The following table summarizes the results of this analysis:

	EV/EBITDA				EV/EBIT				Implied ER Based on EV/EBITDA				Implied ER Based on EV/EBIT
	2007		2008		2007		2008		2007		2008		2007		2008

Low	4.9	x	5.5	x	6.3	x	6.8	x	0.87	x	0.91	x	0.90	x	0.93	x
Median	5.2	x	5.8	x	6.7	x	7.1	x	0.88	x	0.91	x	0.91	x	0.93	x
High	5.5	x	6.1	x	7.0	x	6.7	x	0.89	x	0.92	x	0.92	x	0.94	x

Unfunded or under-funded pension obligations are often treated as debt. The Comparable Companies in this analysis have not been adjusted for such pension obligations.

The Comparable Companies were selected, among other reasons, because they share or have similar business characteristics to Mittal Steel and Arcelor. However, none of the Comparable Companies is identical to Mittal Steel or Arcelor. Accordingly, any comparable company analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Mittal Steel and Arcelor and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Fortis performed a discounted cash flow analysis based on a three year explicit forecast period followed by a residual value approach for subsequent years to calculate an estimate of the theoretical present equity value per share of Mittal Steel. Fortis relied on the 2008 Value Plan, guidance for Mittal Steel provided by management of each of Arcelor and Mittal Steel (as per the information contained in the May 16, 2007 press release issued by the Arcelor Board of Directors and the Mittal Steel Board of Directors) and other publicly available financial information on Mittal Steel for financial estimates for calendar years 2007 through 2009.

Fortis performed a discounted cash flow analysis based on a three-year explicit forecast period followed by a residual value approach for subsequent years to calculate an estimate of the theoretical present equity value per share of Arcelor. Fortis relied on the 2008 Value Plan, guidance for Arcelor provided by management of each of Arcelor and Mittal Steel (as per the information contained in the May 16, 2007 press release issued by the Arcelor Board of Directors and the Mittal Steel Board of Directors) and other publicly available financial information on Arcelor for financial estimates for calendar years 2007 through 2009.

In performing its discounted cash flow analyses for Arcelor and Mittal Steel, Fortis used a beta of 1.08 and a discount rate of 9.1%. The beta was based on (i) the median beta of the Comparable Companies and (ii) the beta of Arcelor and Mittal Steel in the period February 28, 2002 to December 31, 2005. The discount rate was based on Fortis’ view of an appropriate discount rate for companies with similar risk characteristics to Arcelor and Mittal Steel. Subsequently, Fortis used a EUR-USD exchange rate of 0.74 on May 11, 2007, as published by Bloomberg, to convert U.S dollar values into Euros. This analysis yielded an implied equity value per Arcelor share of EUR 59.84 and an implied equity value per Mittal Steel share of EUR 56.54. The discounted cash flow analysis did not purport to be indicative of actual values or expected values of the Mittal Steel shares before or after the merger.

Fortis divided the implied equity value per share of Mittal Steel by the implied equity value per share of Arcelor to calculate the implied ER. To measure the impact of a potential difference in beta between Arcelor and Mittal Steel, Fortis also performed the discounted cash flow analysis with different betas for both companies. In this analysis, the beta of Arcelor used by Fortis was based on the average historical beta of Arcelor in the period February 28, 2002 to December 31, 2005 and amounted to 1.25. The beta of Mittal Steel used by Fortis was based on the average of the historical betas of both Arcelor and Mittal Steel in the period February 28, 2002 to December 31, 2005, since Mittal Steel is comprised of the pre-offer activities of Arcelor and Mittal Steel, amounting to 1.11. This analysis resulted in an implied ER ranging from 0.93 to 1.04. The following table summarizes the results of this analysis:

		Mittal	Value Per	Value Per
		Steel	Arcelor	Mittal Steel
	Arcelor Beta	Beta	Share (EUR)	Share (EUR)	Implied ER

Identical beta	1.08	1.08	59.8	56.5	0.94	x
Original beta Arcelor — Alternative beta Mittal Steel	1.08	1.11	59.8	55.6	0.93	x
Alternative beta Arcelor — Original beta Mittal Steel	1.25	1.08	54.3	56.5	1.04	x
Alternative beta Arcelor — Alternative beta Mittal Steel	1.25	1.11	54.3	55.6	1.02	x

Contribution Analysis

In order to value Arcelor and Mittal Steel, Fortis performed a contribution analysis. The contribution analysis assumes that the relative value of Arcelor and Mittal Steel depends on their respective contribution to the combined 2008 EBITDA corrected for 2008 capital expenditures (“EBITDA-Capex”), which implies an equal EV/(EBITDA-Capex) multiple for Arcelor and Mittal Steel.

Fortis analyzed the contribution of Arcelor and Mittal Steel’s estimated 2008 EBITDA-Capex to the combined estimated 2008 EBITDA-Capex, resulting in a contribution of 48% and 52% for Arcelor and Mittal Steel, respectively.

Fortis relied on the 2008 Value Plan, guidance for Arcelor provided by management of each of Arcelor and Mittal Steel (as per the information contained in the May 16, 2007 press release issued by the Arcelor Board of Directors and the Mittal Steel Board of Directors), and other publicly available financial information on Arcelor for the financial estimates for the calendar year 2008.

Based on their respective contributions Fortis attributed 48% of the Enterprise Value of Mittal Steel as of May 11, 2007, according to Bloomberg, to Arcelor and 52% to Mittal Steel. The implied equity value per share for both Arcelor and Mittal Steel is calculated by correcting their respective Enterprise Values by subtracting total debt, preferred stock and minority interests, if any, and adding cash, cash equivalents and financial fixed assets, if any, and dividing by the fully diluted number of shares. This analysis yielded an implied ER of 0.91.

Historical Stock Price Analysis

To provide background information and perspective with respect to the relative historical share prices of Arcelor and Mittal Steel, Fortis analyzed the implied ER based on the average closing share prices of Mittal Steel and Arcelor for selected periods. Fortis divided the average closing share price of Mittal Steel in a given period by the average closing share price for Arcelor for the corresponding period. Fortis performed this analysis for (i) the period from December 31, 2004 through December 31, 2005 and (ii) the period from August 1, 2006 through May 11, 2007. The period from December 31, 2004 through December 31, 2005 was selected as it was a period during which (i) the current activities of Arcelor and Mittal Steel, as of May 11, 2007, were comparable to each of Arcelor’s and Mittal Steel’s respective activities during the period and (ii) the share prices of each of Arcelor and Mittal Steel were not distorted during the period by the public offer for Arcelor by Mittal Steel. The period from August 1, 2006 through May 11, 2007 was selected to compare more recent trading to trading before announcement of the public offer for Arcelor by Mittal Steel. The outcome of this analysis is presented in the table below:

Period	Mittal Steel (EUR)	Arcelor (EUR)	Implied ER

Last 12 months prior to December 31, 2005	23.63	17.98	1.31	x
Last 9 months prior to December 31, 2005	22.05	18.04	1.22	x
Last 6 months prior to December 31, 2005	22.65	18.95	1.20	x
Last 3 months prior to December 31, 2005	22.13	20.10	1.10	x

Period	Mittal Steel (EUR)	Arcelor (EUR)	Implied ER

Last 9 months prior to May 11, 2007	33.52	45.99	0.73	x
Last 6 months prior to May 11, 2007	36.05	48.42	0.74	x
Last 3 months prior to May 11, 2007	39.57	53.06	0.75	x
May 11, 2007	41.79	58.50	0.71	x

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Fortis’ opinion. In arriving at its fairness determination, Fortis considered the results of all of its analyses. Rather, Fortis made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

The analyses summarized above do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. As these analyses are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties or their respective advisors, Fortis does not assume responsibility if future results are materially different from those forecasted.

Fortis’ opinion and its presentation to the Arcelor Board of Directors was one of many factors taken into consideration by the Arcelor Board of Directors in deciding to approve, adopt and authorize the merger and should not be viewed as determinative of the views of the Arcelor Board of Directors with respect to the merger or the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share provided for in the merger. The exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share to be applied by Arcelor was determined through arm’s-length negotiations between Arcelor and Mittal Steel and was approved by the Arcelor Board of Directors. Fortis did not provide advice to Arcelor during these negotiations. Fortis did not recommend any specific exchange ratio to Arcelor or that any specific exchange ratio constituted the only appropriate exchange ratio for the second-step merger.

The Arcelor Board of Directors selected Fortis to deliver a fairness opinion because it is an internationally recognized investment banking and advisory firm. Under the terms of its engagement letter, Fortis provided to the Arcelor Board of Directors only a fairness opinion in connection with the merger and, upon delivering its written opinion, received a fee of $1.5 million for its services. In addition, Arcelor has agreed to reimburse Fortis for its reasonable expenses, including attorneys’ fees and expenses, and to indemnify Fortis and related persons against liabilities arising from the assignment. Fortis was not involved in the structuring, planning, negotiation or preparation of the merger. In the past two years, Fortis has provided financing services to Arcelor in connection with its mergers and acquisition activities, including Arcelor’s acquisition of Dofasco, and has acted as broker for Mittal Steel in connection with its share repurchase program. In connection with these services, Fortis received fees totaling $2.3 million. Certain departments within Fortis and affiliated entities may maintain business relations with Arcelor, Mittal Steel and ArcelorMittal and may have performed transactions in shares in these companies for their own account or for the account of third parties. These business relations include, without limitation, general lending, trade finance, equity capital markets, hedging arrangements, trust services, employee benefits and custody.

Summary of Fairness Opinion of Morgan Stanley & Co. Limited

Arcelor retained Morgan Stanley & Co. Limited to provide it with a financial opinion in connection with its merger with ArcelorMittal. Arcelor selected Morgan Stanley & Co. Limited to provide it with a financial opinion based on Morgan Stanley & Co. Limited’s qualifications, expertise and reputation. On May 15, 2007, Morgan Stanley & Co. Limited rendered its written opinion, that, as of that date, based upon and subject to the various considerations set forth in its opinion, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the merger agreement provided to them, was fair from a financial point of view to the Public Shareholders.

The full text of the written opinion of Morgan Stanley & Co. Limited, dated as of May 15, 2007, is attached to this proxy statement/prospectus as Annex E. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley & Co. Limited in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley & Co. Limited’s opinion addresses only the fairness from a financial point of view of the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the second-step merger to the Public Shareholders, as of the date of the opinion. It does not express any view as to the fairness of the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share or the second-step merger to any other holders of securities in Arcelor, to any holders of securities in Mittal Steel or ArcelorMittal or to the employees or creditors of any of those companies. The opinion does not in any manner address or consider the prices at which the Arcelor shares will trade on or at any time after the completion of the second-step merger. It does not address any other aspects of the second-step merger and does not constitute an opinion or a recommendation to any holder of Arcelor, Mittal Steel or ArcelorMittal securities as to how to vote at their respective annual general shareholders’ meetings. The opinion also does not address the relative merits of the second-step merger as compared to alternative transactions or strategies that might be available to Arcelor nor does it address the underlying business decision to effect the second-step merger. The summary of the opinion of Morgan Stanley & Co. Limited set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms and conditions of its engagement agreement, Morgan Stanley & Co. Limited’s opinion was provided solely for the information of the Arcelor Board of Directors. Morgan Stanley & Co. Limited has advised the Arcelor Board of Directors that it does not believe any person other than the Arcelor Board of Directors has the legal right to rely on the opinion. Morgan Stanley & Co. Limited would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the Arcelor Board of Directors with respect to the aforementioned opinion and its financial analyses thereunder. Morgan Stanley & Co. Limited bases its belief that no person other than the Arcelor Board of Directors may rely on the Morgan Stanley & Co. Limited fairness opinion on the limited nature of Morgan Stanley & Co. Limited’s contractual duty to Arcelor. Morgan Stanley & Co. Limited is not aware of any controlling precedent that would create a statutory or common law right for persons other than the Arcelor Board of Directors to rely on the Morgan Stanley & Co. Limited fairness opinion. In the absence of controlling precedent, the ability of a shareholder to rely on the Morgan Stanley & Co. Limited fairness opinion would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the Arcelor Board of Directors under applicable law or on the rights and responsibilities of either Morgan Stanley & Co. Limited or the Arcelor Board of Directors under federal securities laws.

In connection with its opinion, Morgan Stanley & Co. Limited, among other things:

•	reviewed certain publicly available financial statements and other business and financial information relating to Arcelor and Mittal Steel respectively, and the industries in which they operate;

•	reviewed certain financial projections relating to Arcelor and Mittal Steel for the year ending December 31, 2008 prepared by the management of Arcelor and Mittal Steel and set forth in the 2008 Value Plan, taking into account financial information set forth in the Draft Press Release regarding the allocation between Arcelor and Mittal Steel of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the value plan;

•	reviewed the reported prices and trading activity for shares of Arcelor and shares of Mittal Steel, respectively;

•	compared the financial and operating performance of Arcelor and Mittal Steel and the prices and trading activity of the shares of each of Arcelor and Mittal Steel with that of certain other publicly-traded companies comparable with Arcelor and Mittal Steel, respectively, and their securities;

•	reviewed the first-step merger agreement and a draft dated May 2, 2007 of the registration statement on Form F-4 in relation to the issuance of shares by ArcelorMittal in the first-step merger;

•	reviewed the draft second-step merger agreement and a draft dated May 9, 2007 of the registration statement on Form F-4 to be submitted to the SEC on a confidential basis in relation to the issuance of shares by Arcelor in the second-step merger;

•	reviewed a draft dated May 14, 2007 of the Draft Press Release; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley & Co. Limited deemed appropriate for the purposes of its opinion.

In arriving at its opinion, Morgan Stanley & Co. Limited assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it for the purposes of its opinion by or on behalf of Mittal Steel and Arcelor. With respect to the financial projections provided to it, Morgan Stanley & Co. Limited assumed, with Arcelor’s consent, that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments by management as to the future financial performance of Mittal Steel and Arcelor, and Morgan Stanley & Co. Limited did not express any view on such financial projections or the assumptions on which they were based. In addition, Morgan Stanley & Co. Limited assumed that the second-step merger will be consummated in accordance with the terms set forth in the first-step merger agreement and the draft second-step merger agreement without any waiver, breach, amendment or delay of any of their respective terms or conditions, and that the definitive second-step merger agreement will not differ in any material respects from the draft second-step merger agreement furnished to it. Morgan Stanley & Co. Limited also assumed that the press release published by Arcelor on May 16, 2007 announcing details relating to the second-step merger would not differ in any material respect from the Draft Press Release furnished to it. Morgan Stanley & Co. Limited did not make any independent valuation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Mittal Steel and Arcelor, nor was it furnished with any such valuations or appraisals. With respect to all legal, tax and regulatory matters relating to the second-step merger and the determination of the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share, Morgan Stanley & Co. Limited relied upon the assessment of Arcelor and Mittal Steel and their respective legal, tax and regulatory advisors. Morgan Stanley & Co. Limited’s opinion does not address the legal, tax or regulatory consequences of the proposed second-step merger to Arcelor, its creditors or any other party. Morgan Stanley & Co. Limited’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of the date of its opinion. Events occurring after the date of its opinion may affect Morgan Stanley & Co. Limited’s opinion and the assumptions used in preparing it, and Morgan Stanley & Co. Limited did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley & Co. Limited in connection with the preparation of its written opinion letter dated May 15, 2007. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley & Co. Limited, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The various analyses summarized below were based on closing prices for the shares of each of Arcelor and Mittal Steel as of May 11, 2007.

Trading Range Analysis

To provide background information and perspective with respect to the relative historical share prices of Arcelor and Mittal Steel, Morgan Stanley & Co. Limited reviewed the historical range of closing prices of shares of each of Arcelor and Mittal Steel for the one-month, three-month and six-month periods ending May 11, 2007 and, using the observed trading ranges, computed the resulting implied exchange ratios for such periods by dividing the low, average or high trading price of Mittal Steel for a given period by the observed low, average or high trading price for Arcelor for the same period. Morgan Stanley & Co. Limited observed the following:

Period Ending	Arcelor (€ Per Share)			Mittal Steel (€ Per Share)			Exchange Ratio
May 11, 2007	Low	Average	High	Low	Average	High	Low	Average	High

Current		58.5			41.8			0.714
Last One Month	53.6	55.6	58.9	38.8	40.3	42.4	0.714	0.725	0.742
Last Three Months	47.5	53.0	58.9	36.1	39.5	42.4	0.714	0.746	0.807
Last Six Months	42.6	48.5	58.9	30.6	36.1	42.4	0.705	0.745	0.807

Comparable Companies Analysis

Morgan Stanley & Co. Limited compared certain financial information of Arcelor and Mittal Steel with publicly available consensus financial estimates for other companies that shared similar business characteristics to Arcelor and Mittal Steel. The companies used in this comparison included the following companies and were each compared to Arcelor and Mittal Steel:

•	CSN National Steel Co.

•	Evraz Group S.A.

•	Gerdau Ameristeel Corporation

•	JFE Holdings, Inc.

•	Nippon Steel Corporation

•	OJSC Novolipetsk Steel

•	Nucor Corporation

•	Pohang Iron and Steel Company, Limited (POSCO)

•	Salzgitter Mannesmann International

•	OAO Severstal

•	Swedish Steel AB

•	Tata Steel (adjusted for Corus Group)

•	United States Steel Corporation

•	voestalpine AG

For the purposes of this analysis, Morgan Stanley & Co. Limited analyzed the ratio of aggregate value (defined as market capitalization plus total debt, less cash and cash equivalents, plus other adjustments) to estimated calendar year 2007 and 2008 EBITDA. Morgan Stanley & Co. Limited applied a range of multiples to Arcelor and Mittal Steel’s 2007 and 2008 EBITDA.

Morgan Stanley & Co. Limited also analyzed the ratio of equity value (defined as market capitalization) to estimated calendar year 2007 and 2008 earnings. Morgan Stanley & Co. Limited applied a range of multiples to Arcelor and Mittal Steel’s 2007 and 2008 earnings.

Morgan Stanley & Co. Limited utilized as information sources for Arcelor and Mittal Steel financial forecasts the 2008 Value Plan for Mittal Steel, guidance for Arcelor and Mittal Steel provided by management of each of Arcelor and Mittal Steel and reflected in the information contained in the May 16, 2007 press release issued by the Arcelor Board of Directors and the Mittal Steel Board of Directors, and other publicly available financial information on Arcelor and Mittal Steel.

Based on Arcelor’s and Mittal Steel’s then-outstanding shares and options, Morgan Stanley & Co. Limited estimated the implied value per share of each of Arcelor and Mittal Steel, respectively, as of May 11, 2007, as follows:

	Comparable	Range of Implied
	Companies	Equity Values per
Calendar Year Financial	Multiple Statistic	Share (€)

Mittal Steel:
Mittal Steel Aggregate Value to Estimated 2007 EBIDTA	6.0x - 7.0x	42.2 - 52.5
Mittal Steel Aggregate Value to Estimated 2008 EBITDA	6.0x - 7.0x	45.9 - 56.8
Mittal Steel Equity Value to Estimated 2007 Earnings	10.0x - 12.0x	50.4 - 60.4
Mittal Steel Equity Value to Estimated 2008 Earnings	10.0x - 12.0x	56.7 - 68.0
Arcelor:
Arcelor Aggregate Value to Estimated 2007 EBITDA	6.0x - 7.0x	49.9 - 60.5
Arcelor Aggregate Value to Estimated 2008 EBITDA	6.0x - 7.0x	51.1 - 61.9
Arcelor Equity Value to Estimated 2007 Earnings	10.0x - 12.0x	48.6 - 58.4
Arcelor Equity Value to Estimated 2008 Earnings	10.0x - 12.0x	51.5 - 61.8

Morgan Stanley & Co. Limited also analyzed the exchange ratios implied by these analyses, as follows:

Valuation Metric	Low	Mid-Point	High

Aggregate Value to Estimated 2007 EBITDA	0.774x	0.858x	0.950x
Aggregate Value to Estimated 2008 EBITDA	0.822x	0.910x	1.006x
Equity Value to Estimated 2007 Earnings	0.945x	1.036x	1.134x
Equity Value to Estimated 2008 Earnings	1.004x	1.100x	1.205x

No company utilized in the comparable companies analysis is identical to Arcelor or Mittal Steel. In evaluating comparable companies, Morgan Stanley & Co. Limited made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Arcelor or Mittal Steel, such as the impact of competition on the businesses of Arcelor or Mittal Steel and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Arcelor or Mittal Steel or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Equity Research Analysts’ Price Targets

Morgan Stanley & Co. Limited reviewed and analyzed selected future public market trading price targets for Mittal Steel shares prepared and published by equity research analysts. Arcelor is no longer actively covered by equity research analysts and, as a result, Morgan Stanley & Co. Limited did not analyze price targets for Arcelor. The targets for Mittal Steel reflect each analyst’s estimate of the future public market trading price of Mittal Steel shares. The range of equity analyst price targets reviewed for Mittal Steel was from €40.00 to €50.00 per share of Mittal Steel common stock, with an average of €46.30. Morgan Stanley & Co. Limited then compared these price targets with the average share price of shares of Arcelor during the three-month period ending May 11, 2007, which was €53.00, and by dividing the low, high and average of the range of equity analyst price targets for Mittal Steel by the average share price of shares of Arcelor during the three-month period ending May 11, 2007, obtained an exchange ratio range of 0.755x to 0.943x, with an average exchange ratio of 0.873x. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Mittal Steel and these estimates are subject to uncertainties, including the future financial performance of Mittal Steel and future financial market conditions.

Discounted Cash Flow Analysis

Morgan Stanley & Co. Limited calculated the range of equity values per ordinary share for each of Arcelor and Mittal Steel based on a four-year discounted cash flow analysis. In conducting its analysis, Morgan Stanley & Co. Limited relied upon: (i) the 2008 Value Plan for Mittal Steel, (ii) guidance with respect to Arcelor and Mittal Steel provided by management of each of Arcelor and Mittal Steel and reflected in the May 16, 2007 press release issued by the Arcelor Board of Directors and the Mittal Steel Board of Directors and (iii) other publicly available financial information on Arcelor and Mittal Steel for financial estimates for calendar years 2007 through 2010.

The 2008 Value Plan was prepared by management of Mittal Steel and is subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by the 2008 Value Plan.

Utilizing such projections, Morgan Stanley & Co. Limited calculated Arcelor’s and Mittal Steel’s annual after-tax unlevered free cash flows for fiscal years 2007 through 2010. In arriving at a range of equity values per share of shares of each of Arcelor and Mittal Steel, Morgan Stanley & Co. Limited calculated the terminal value by applying an exit EBITDA multiple ranging from 6.0x to 7.0x. The annual after-tax unlevered free cash flows from calendar year 2007 through 2010 and the terminal value were then discounted to present values using a range of discount rates of 8.0% to 9.0%, which are rates Morgan Stanley & Co. Limited viewed as the appropriate range for companies with similar risk characteristics to Arcelor and Mittal Steel.

Based on the aforementioned assumptions and projections, the following table summarizes the results of Morgan Stanley & Co. Limited’s discounted cash flow analysis:

Range of Implied Equity
Key Assumptions	Values per Share (€)

Arcelor:
6.0x - 7.0x exit EBITDA multiple, 8.0% - 9.0% discount rate	51.90 - 61.60
Mittal Steel:
6.0x - 7.0x exit EBITDA multiple, 8.0% - 9.0% discount rate	46.50 - 56.30

Using the range of implied equity values per share determined for each Arcelor and Mittal Steel, Morgan Stanley & Co. Limited analyzed the exchange ratio implied by the discounted cash flow values and noted that this represented a range of 0.826x to 0.991x with a mid-point at 0.905x.

Miscellaneous

In connection with the review of the merger by the Arcelor Board of Directors, Morgan Stanley & Co. Limited performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley & Co. Limited considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley & Co. Limited believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley & Co. Limited may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley & Co. Limited’s view of the actual value of Arcelor or Mittal Steel. In performing its analyses, Morgan Stanley & Co. Limited made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Arcelor. Any estimates contained in Morgan Stanley & Co. Limited’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley & Co. Limited conducted the analyses described above solely as part of its analysis of the fairness of the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share to be applied pursuant to the second-step merger agreement from a financial point of view to the Public Shareholder and in connection with the delivery of its opinion to the Arcelor Board of Directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Arcelor, Arcelor Mittal or Mittal Steel might actually trade.

The exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share to be applied by Arcelor was determined through arm’s-length negotiations between Arcelor and Mittal Steel and was approved by the Arcelor Board of Directors. Morgan Stanley & Co. Limited did not provide advice to Arcelor during these negotiations. Morgan Stanley & Co. Limited did not recommend any specific exchange ratio to Arcelor or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

Morgan Stanley & Co. Limited’s opinion and its presentation to the Arcelor Board of Directors was one of many factors taken into consideration by the Arcelor Board of Directors in deciding to approve, adopt and authorize the merger and should not be viewed as determinative of the views of the Arcelor Board of Directors with respect to the merger or the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share provided for in the second-step merger agreement. Morgan Stanley & Co. Limited was not involved in the structuring, planning, negotiation or preparation of the merger.

The Arcelor Board of Directors selected Morgan Stanley & Co. Limited to deliver a fairness opinion because it is an internationally recognized investment banking and advisory firm. Morgan Stanley & Co. Limited, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley & Co. Limited or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of Arcelor, Mittal Steel or any other company or any currency or commodity that may be involved in the merger.

Under the terms of its engagement letter, Morgan Stanley & Co. Limited provided to the Arcelor Board of Directors only a financial opinion letter in connection with the merger, and received a fee of $1.5 million from Arcelor upon rendering of the opinion. Arcelor has also agreed to reimburse Morgan Stanley & Co. Limited for its expenses incurred in performing its services. In addition, Arcelor has agreed to indemnify Morgan Stanley & Co. Limited and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley & Co. Limited or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley & Co. Limited’s engagement. In the past, Morgan Stanley & Co. Limited and its affiliates have provided financial advisory and financing services for Arcelor, ArcelorMittal and Mittal Steel and have received fees in connection with such services. Such services in the past two years include acting as financial advisor to the Board of Directors of Arcelor in connection with Mittal Steel’s initial unsolicited $22.8 billion offer for Arcelor and the subsequent $32 billion combination of Mittal Steel and Arcelor. Morgan Stanley & Co. Limited also provided financial advisory and financing services to ArcelorMittal in connection with the sale of the Sparrows Point facility and its acquisition of a 38.41% stake in Laiwu Steel. Morgan Stanley & Co. Limited received fees totaling $22.6 million in relation to these services. Morgan Stanley & Co. Limited may also seek to provide such services to the combined group in the future and will receive fees for the rendering of these services.

Summary of Fairness Opinion of Ricol, Lasteyrie & Associés

Arcelor retained Ricol, Lasteyrie & Associés (“RLA”) to provide it with a financial opinion letter as to the fairness from a financial point of view to the Public Shareholders of the proposed exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share in connection with the merger. Arcelor selected RLA to provide it with a financial opinion based on RLA’s qualifications, expertise and reputation. On May 15, 2007, RLA rendered its written opinion that, as of that date, based upon and subject to the various considerations set forth in its opinion and based upon such other matters which were considered relevant, the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them, was fair from a financial point of view to the Public Shareholders.

The full text of the written opinion, dated as of May 15, 2007 is attached as Annex F to this proxy statement/prospectus. This opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by RLA in rendering its opinion. We encourage you to read the entire opinion carefully. RLA’s opinion addresses only the fairness from a financial point of view of the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share to the Public Shareholders, as of the date of the opinion, and RLA did not express any view as to the fairness of the exchange ratio or the merger to any other holders of securities in Arcelor, Mittal or ArcelorMittal, or to the creditors or any other constituencies of any of those companies. RLA’s opinion does not address any other aspects of the merger and does not constitute a recommendation to any shareholder of Arcelor, Mittal Steel or ArcelorMittal as to how such shareholder should vote with respect to the merger or any other matter at its annual general shareholders’ meeting. The summary of the opinion of RLA set forth in this prospectus is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms and conditions of its engagement agreement, RLA’s opinion is provided for the sole information of the Arcelor Board of Directors in connection with its evaluation of the proposed merger. RLA has advised the Arcelor Board of Directors that it does not believe any person other than the Arcelor Board of Directors has the legal right to rely on the opinion. RLA would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the Arcelor Board of Directors with respect to the aforementioned opinion and its financial analyses thereunder. RLA bases its belief that no person other than the Arcelor Board of Directors may rely on the RLA opinion on the limited nature of RLA’s contractual duty to Arcelor. RLA is not aware of any controlling precedent that would create a statutory or common law right for persons other than the Arcelor Board of Directors to rely on the RLA opinion. In the absence of controlling precedent, the ability of a shareholder to rely on the RLA opinion would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the Arcelor Board of Directors under applicable law or on the rights and responsibilities of either RLA or the Arcelor Board of Directors under federal securities laws.

RLA’s opinion did not address the relative merits of the merger as compared to any alternative business strategy or transaction that might be available to Arcelor or Mittal Steel, nor did it address the underlying business decisions of such companies to engage in the merger. In addition, RLA did not express any opinion as to the prices at which the Arcelor shares will trade at any time. RLA’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it, as of the date of its opinion. Subsequent developments may affect RLA’s opinion, and RLA does not have any obligation to update, revise, or reaffirm its opinion.

For the purposes of rendering its opinion, RLA:

•	reviewed certain publicly available financial statements and other business and financial information of Arcelor and Mittal Steel, including, but not limited to, the 2006 annual reports of Arcelor and Mittal Steel, the 2008 Value Plan, and the combined entity’s 2006 full year pro-forma and last quarter results;

•	reviewed the reported prices and trading activity for Mittal Steel’s and Arcelor’s shares, studied brokers’ notes, compared certain financial and stock market information for Mittal Steel and Arcelor with similar financial and stock market information for certain other publicly-traded companies comparable with Mittal Steel and Arcelor;

•	reviewed the publicly available financial terms of certain recent business combinations in the steel industry;

•	reviewed a draft dated May 14, 2007 of the Draft Press Release;

•	reviewed the first-step merger agreement and a draft dated May 2, 2007 of the registration statement on Form F-4 in relation to the issuance of shares by ArcelorMittal in the first-step merger;

•	reviewed the draft second-step merger agreement which provided for an exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share and a draft dated May 9, 2007 of the registration statement on Form F-4 to be submitted to the SEC on a confidential basis in relation to the issuance of ordinary shares by Arcelor in the second-step merger; and

•	performed such other studies and analyses as RLA deemed appropriate for the purposes of its opinion.

RLA did not hold any discussions with the senior management of Arcelor and Mittal Steel, with the exception of two conference calls on the financial information set forth in the Draft Press Release regarding the allocation between Mittal Steel and Arcelor of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the 2008 Value Plan.

In arriving at its opinion, RLA assumed and relied upon, without independent verification, the accuracy and completeness of all information that was publicly available or supplied or otherwise made available by or on behalf of Arcelor and Mittal Steel. With respect to the financial projections provided, RLA received, at its request, a written confirmation from Arcelor that RLA could rely on all publicly available information and on certain specific assumptions provided to the firm, which were subsequently publicly disclosed, and that Arcelor was not aware of any situation, fact or event that would make RLA’s assessment inappropriate, inaccurate or misleading in the context of RLA’s opinion. RLA did not express any view on such financial projections or the assumptions on which they were based. In addition, RLA did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Mittal Steel or Arcelor or any of their respective affiliates, nor was it furnished with any such evaluation or appraisal. RLA’s opinion did not address the legal or tax consequences of the proposed merger. RLA relied upon, without independent verification, the assessment of Arcelor and Mittal Steel and their respective legal, regulatory and tax advisors as to all legal, regulatory and tax matters relating to the proposed merger and the determination of the exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share. RLA assumed and relied upon the assurances of the management of Arcelor that it was not aware of any relevant information that had been omitted or that remained undisclosed to RLA.

RLA further assumed that the merger will be consummated in accordance with the terms set forth in the merger agreements without any waiver, breach, amendment or delay of any of their respective terms or conditions, and that the definitive second-step merger agreement would not differ in any material respects from the draft second-step merger agreement furnished to it. RLA also assumed that the press release published by Arcelor on May 16, 2007 announcing details relating to the merger would not differ in any material respect from the Draft Press Release furnished to it.

For the purposes of rendering its opinion, RLA assumed that the exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share was determined in accordance with the requirements of applicable laws and the contractual arrangement between the parties with respect to the merger and relied on the substance of the November 14, 2006 press release of the parties relating to the merger. RLA’s opinion was delivered in this context.

In connection with rendering its opinion, RLA performed certain financial, comparative and other analyses as described below. The following is a brief summary of the material analyses performed by RLA.

To analyze the exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share, RLA used different approaches:

•	Application of the agreed terms between the Parties set forth in the November 14, 2006 press release relating to the merger;

•	Market-based analysis;

•	Comparable companies analysis;

•	Comparable transaction analysis;

•	Contribution analysis; and

•	Discounted cash flow approach.

Application of the Agreed Terms between the Parties Set Forth in the November 14, 2006 Press Release Relating to the Merger

The November 14, 2006 press release states that: “As publicly disclosed in the course of the offer, the merger exchange ratio will be consistent with the value of Arcelor shares pursuant to the secondary exchange offer as at the date of its settlement and delivery on August 1, 2006.” Based on the share price of Mittal Steel of €27.05 as of August 1, 2006, the date of settlement and delivery, the implied value of an ordinary share of Arcelor was €42.50 pursuant to the secondary exchange offer. Based on a share price of €42.50 for an ordinary share of Arcelor, the exchange ratio from November 14, 2006 through May 11, 2007 ranged between 0.72 and 1.00 in three phases:

•	from November 14, 2006 through January 12, 2007, the exchange ratio ranged from 0.72 to 0.78;

•	from January 12, 2007 through February 26, 2007, the exchange ratio increased as a result of a strong increase of the share price of ordinary shares of Mittal Steel. The exchange ratio ranged from 0.74 to 0.97; and

•	from February 26, 2007 through May 11, 2007, the exchange ratio ranged from 0.97 to 1.00 due to the continued increase of the share price of ordinary shares of Mittal Steel.

The average exchange ratio from November 14, 2006 through May 11, 2007 ranged between 0.85 (as the average of daily parities) and 0.87 (based on a weighted average of the share price of ordinary shares of Mittal Steel). Based on an implied value of €42.50 per Arcelor share, the table below sets forth the share price of ordinary shares of Mittal Steel and the resulting range of exchange ratios for the periods indicated:

	Mittal Steel
Exchange Ratio Analysis for Period Beginning November 14,	Share Price	Exchange
2006 through May 11, 2007	(€)	Ratio

Minimum exchange ratio for period(1)	30.60	0.720
Maximum exchange ratio for period(1)	42.41	0.998
Average exchange ratio for period(1)	36.10	0.849
Average exchange ratio for one-month period ending May 11, 2007(1)	40.33	0.949
Average exchange ratio for two-month period ending May 11, 2007(1)	39.85	0.938
Average exchange ratio for three-month period ending May 11, 2007(1)	39.56	0.931
Average exchange ratio for period(2)	37.26	0.877

(1)	Calculated based on the daily closing share price of ordinary shares of Mittal Steel

(2)	Weighted average share price of ordinary shares of Mittal Steel

RLA noted that the one-, two- and three-months average exchange ratios for the periods ending May 11, 2007 ranged from 0.93 to 0.95.

Market-Based Analysis

In order to conduct a market-based analysis of Arcelor and Mittal Steel, RLA compared the closing prices of the shares of Mittal Steel and Arcelor following the closing of the secondary exchange offer. From November 14, 2006 through January 20, 2006, the market-based exchange ratio and the one resulting from the November 14, 2006 press release examined above, are in line. From November 14, 2006 through May 11, 2007, the range of market-based exchange ratios was from 0.70 to 0.81, whereas the exchange ratio resulting from the November 14, 2006 press release has increased from 0.72 to 1.00.

The table below sets forth a summary of the results of RLA’s market-based analysis for the periods indicated:

	Mittal Steel	Arcelor
	Share Price	Share Price	Exchange
Market-based Analysis for Period Beginning November 14, 2006 through May 11, 2007	(€)	(€)	Ratio

Minimum exchange ratio for period(1)	30.60	43.43	0.705
Maximum exchange ratio for period(1)	41.00	50.80	0.807
Average exchange ratio for period(1)	36.10	48.49	0.744
Average exchange ratio for one-month period ending May 11, 2007(1)	40.33	55.58	0.726
Average exchange ratio for two-month period ending May 11, 2007(1)	39.85	54.15	0.736
Average exchange ratio for three-month period ending May 11, 2007(1)	39.56	53.09	0.746
Average exchange ratio for period(2)	37.26	49.89	0.747

(1)	Calculated based on the daily closing share price of ordinary shares of Mittal Steel

(2)	Weighted average share price of ordinary shares of Mittal Steel

RLA noted that from November 14, 2006 through May 11, 2007, the exchange ratio based on the companies’ share prices ranged from 0.70 to 0.81 and the one-, two- and three-months average exchange ratios ranged from 0.73 to 0.75.

Comparable Company Analysis

RLA compared certain financial information of Mittal Steel and Arcelor with publicly available consensus estimates for other publicly traded companies which, although not identical to Mittal Steel or Arcelor, operate in the same industry and share similar business characteristics to Mittal Steel and Arcelor.

This method consists of valuing the two entities based on the same observed valuation multiples on comparable publicly-traded companies. The following five companies were used in performing the comparable company analysis:

•	Nucor Corporation

•	Pohang Iron and Steel Company, Limited (POSCO)

•	United States Steel Corporation

•	voestalpine AG

•	Usinas Siderúrgicas De Minas Gerais S/A (USIMINAS)

For the purposes of this analysis, RLA determined multiples of Enterprise Value (defined as market capitalization plus total net debt including minority interest and other adjustments) to actual 2006 and estimated 2007 and 2008 EBITDA and EBIT. These multiples were applied to Mittal Steel and Arcelor EBITDA and EBIT to obtain an Enterprise Value for each company, from which net debt (including minority interests and non operating assets and liabilities) was deducted to derive an equity value and a value per share. Mittal Steel EBITDA and EBIT were determined on the basis of a consensus of analysts for 2007 and 2008. They were also determined taking into consideration the 2008 Value Plan, according to which Mittal Steel will register an EBITDA of $20 billion in 2008. Estimates for Arcelor were determined on the basis of indications given by the management which were made public in the May 16, 2006 press release announcing the conditions of the merger. Arcelor’s pro forma 2006 results were determined on the basis of public information relating to Dofasco and Sonasid acquisitions. On this basis, the comparable company method resulted in an exchange ratio between 0.83 and 0.89, based on the consensus of analysts for 2007 and 2008, and between 0.83 and 0.92, based on the 2008 Value Plan.

Comparable Transactions Analysis

RLA analyzed the acquisition price of target companies in recent transactions involving companies operating in the same industry and sharing similar business characteristics to Mittal Steel and Arcelor. The conditions of the tender offer to Arcelor Brasil’s remaining minority shareholders have been included in the analysis, although the tender offer was pending and its results not known at the time RLA delivered its opinion. The same multiples as in the comparable company method were determined. The resulting multiples were applied to Arcelor and Mittal Steel 2006 and 2007 EBITDA and EBIT to derive a value per share. RLA noted that the range of exchange ratios as a result of conducting its comparable transaction analysis was from 0.86 to 0.92.

Contribution Analysis

In conducting the contribution analysis, RLA measured the relative weight of Arcelor compared to Mittal Steel based on selected financial and valuation metrics:

EBITDA and EBIT.  RLA compared the 2006 and 2007 EBITDA and EBIT of Mittal Steel and Arcelor, taking into account the net debt of each company (including minority interests and non operating assets and liabilities) and converted the value of the contribution of each of Mittal Steel and Arcelor into an equivalent number of shares based on a one-month average share price of each company. RLA noted that the resulting exchange ratios obtained were from 0.82 to 0.86.

Earnings per share.  RLA compared the 2006 pro forma earnings per share of Arcelor and Mittal Steel and noted that the exchange ratio resulting from this analysis was 0.87.

Discounted Cash Flow Analysis

RLA conducted a discounted cash flow analysis. Other than as described above, RLA did not have access to the management of either Arcelor or Mittal Steel, and RLA was not provided with the business plan of Arcelor, Mittal Steel or the combined company. As a result, RLA conducted its discounted cash flow analysis solely on the basis of publicly available information.

Cash flows were determined over a 5-year period on the basis of a consensus of equity research analysts (growth of sales and EBITDA margin) and the 2008 Value Plan. A terminal value was added taking account of a perpetual growth rate of 0.5%, which is consistent with the cyclical nature of the steel industry.

The discount rate was determined on the basis of certain assumptions of risk free rate, market risk, beta and gearing, resulting in a discount rate of 8.7%. The same discount rate was retained for both companies. A sensitivity analysis has been performed using a range of discount rates of 8.2% to 9.2%.

The discounted cash flow analysis did not purport to be indicative of actual values or expected values of shares of Arcelor or Mittal Steel before or after the merger.

RLA noted that its discounted cash flow analysis resulted in a range of exchange ratios from 0.88 to 0.94.

Miscellaneous

The preparation of a fairness opinion involves determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Accordingly, RLA believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In addition, RLA may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuation resulting from any particular analysis described below should not be taken to be RLA’s view of the actual value of Arcelor or ArcelorMittal. In its analyses, RLA made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Arcelor and ArcelorMittal. None of Arcelor, ArcelorMittal, RLA or any other person assumes responsibility if future results are materially different from estimates used. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold or might actually trade.

RLA’s opinion and financial analyses were among many factors considered by the Arcelor Board of Directors in its evaluation of the merger and should not be viewed as determinative of the views of the Arcelor Board of Directors with respect to the merger or the exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share provided for in the merger.

The Arcelor Board of Directors selected RLA to deliver a fairness opinion because of its reputation as a provider of independent financial expertise. RLA received a fee of €900,000 for its services upon rendering of this financial opinion, and Arcelor has agreed to reimburse RLA for certain expenses and indemnify RLA against certain liabilities arising out of its engagement. RLA has not provided any services to Arcelor, Mittal Steel or any of their respective affiliates over the past two years. For the avoidance of doubt, RLA was not acting, for the purpose of this opinion, as an independent expert pursuant to the provisions of articles 261-1 and seq. of the regulations of the French Autorité des marchés financiers.

Summary of Fairness Opinion of Société Générale

Arcelor retained Société Générale to provide it with a financial opinion in connection with its merger with ArcelorMittal. Arcelor selected Société Générale to provide it with a financial opinion based on Société Générale’s qualifications, expertise and reputation. On May 15, 2007, Société Générale delivered its written opinion to the Arcelor Board of Directors that, as of the date of the fairness opinion and based upon and subject to the factors and assumptions set forth therein, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them, was fair from a financial point of view to the Public Shareholders.

The full text of the written opinion of Société Générale, dated as of May 15, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex G. We encourage you to read the entire opinion carefully. Société Générale expresses no opinion or recommendation as to how the shareholders of Arcelor, Mittal Steel or ArcelorMittal should vote at any shareholders’ meetings to be held in connection with the merger. Société Générale’s opinion addresses only the fairness from a financial point of view of the exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share to the Public Shareholders, as of the date of the opinion. It does not express any view as to the fairness of the exchange ratio or the merger to any other holders of securities in Arcelor, to any holders of securities in Mittal Steel or ArcelorMittal or to the employees or creditors of any of those companies. The opinion also does not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Arcelor nor does it address the underlying business decision of Arcelor to proceed with the merger. Société Générale does not express an opinion as to the prices at which the shares of Arcelor will trade at any time post-merger. Société Générale’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Société Générale as of May 15, 2007. Subsequent developments may affect Société Générale’s opinion and Société Générale does not have any obligation to update, revise, or reaffirm its opinion. The summary of the opinion of Société Générale set forth in this proxy statement/prospectus does not purport to be a complete description of the analyses performed by Société Générale in connection with its opinion and is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms and conditions of its engagement agreement, Société Générale’s opinion was provided solely for the information and assistance of the Arcelor Board of Directors in connection with the merger. Société Générale has advised the Arcelor Board of Directors that it does not believe any person other than the Arcelor Board of Directors has the legal right to rely on the opinion. Société Générale would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the Arcelor Board of Directors with respect to the aforementioned opinion and its financial analyses thereunder. Société Générale bases its belief that no person other than the Arcelor Board of Directors may rely on the Société Générale opinion on the limited nature of Société Générale’s contractual duty to Arcelor. Société Générale is not aware of any controlling precedent that would create a statutory or common law right for persons other than the Arcelor Board of Directors to rely on the Société Générale opinion. In the absence of controlling precedent, the ability of a shareholder to rely on the Société Générale opinion would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the Arcelor Board of Directors under applicable law or on the rights and responsibilities of either Société Générale or the Arcelor Board of Directors under federal securities laws.

In arriving at its opinion, Société Générale relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available. In that regard, Société Générale assumed, with Arcelor’s consent, that the financial projections, synergies and their allocation had been reasonably prepared reflecting the best currently available estimates and judgments by management as to the future financial performance of Mittal Steel and Arcelor and expressed no view on such financial projections or the assumptions on which they were based. Société Générale also assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the merger would be obtained without any adverse effect on Arcelor that would have a material impact on its analysis. In addition, Société Générale assumed that the merger would be consummated in accordance with the terms set forth in the first-step merger agreement and the draft second-step merger agreement without any waiver, breach, amendment or delay of any terms or conditions, and that the definitive second-step merger agreement would not differ in any material respects from the draft second-step merger agreement furnished to Société Générale. Société Générale also assumed that the press release published by Arcelor on May 16, 2007 announcing details relating to the merger would not differ in any material respect from the Draft Press Release furnished to Société Générale. Société Générale is not a legal, tax, regulatory or actuarial advisor. Accordingly, the opinion rendered by Société Générale did not address the legal or tax consequences of the proposed merger to Arcelor, its shareholders, its creditors or any other party and Société Générale relied upon, without independent verification, the assessment of Arcelor and Mittal Steel and their respective legal, tax and regulatory advisors as to all legal, tax and regulatory matters relating to the proposed merger and the determination of the exchange ratio. Société Générale did not carry out any independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Mittal Steel or Arcelor or any of their respective subsidiaries and was not furnished with any such evaluation or appraisal.

In connection with rendering the opinion described above and performing its related financial analyses, Société Générale, among other things:

•	reviewed certain publicly available business and financial information concerning Mittal Steel and Arcelor as well as other companies in the global steel industry;

•	reviewed certain financial projections relating to Mittal Steel and Arcelor for the years ending December 31, 2007 and 2008 prepared by the managements of Mittal Steel and Arcelor and set forth in the 2008 Value Plan;

•	analyzed Mittal Steel and Arcelor stock trading performance, liquidity and correlation before and since the end of the mandatory sell out period;

•	performed a comparable companies analysis as well as a contribution analysis based upon financial performance and capitalization;

•	performed a discounted cash flows valuation of Mittal Steel and Arcelor reflecting, inter alia, (a) the financial information set forth in the Draft Press Release regarding the allocation between Mittal Steel and Arcelor of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the 2008 Value Plan, (b) latest completed and pending corporate acquisitions (acquisition of Sicartsa, buy-out of the minority shareholders in Arcelor Brasil), and (c) research analyst projections;

•	reviewed precedents of back-end mergers subsequent to a public offer;

•	reviewed the first-step merger agreement and a draft dated May 2, 2007 of the registration statement on Form F-4 in relation to the issuance of shares by ArcelorMittal in the first-step merger;

•	reviewed the draft second-step merger agreement which provided for an exchange ratio of 0.875 Arcelor shares for every ArcelorMittal share and a draft dated May 9, 2007 of the registration statement on Form F-4 to be submitted to the SEC on a confidential basis in relation to the issuance of shares by Arcelor in the second-step merger;

•	reviewed a draft dated May 14, 2007 of the Draft Press Release;

•	ran sensitivity analyses; and

•	performed other financial analyses that it deemed appropriate for the purposes of rendering its opinion.

Other than information set forth in the Draft Press Release, the above analyses were exclusively based on publicly available information as of May 15, 2007. The 2008 Value Plan was prepared by management of Mittal Steel and is subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by the 2008 Value Plan.

The following is a summary of the material financial analyses delivered by Société Générale to the Board of Directors of Arcelor in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Société Générale, nor does the order of analyses described represents the relative importance or weight given to those analyses by Société Générale. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Société Générale’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 8, 2007 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Société Générale reviewed historical trading prices and volumes for Mittal Steel shares listed on Euronext Amsterdam and Arcelor shares listed on Euronext Paris for the period beginning January 1, 2006 through May 8, 2007. Société Générale computed the implied exchange ratios of closing stock market prices of Mittal Steel shares to Arcelor shares for a given period by dividing the trading price for Mittal Steel by the trading price for Arcelor for the corresponding period. Société Générale observed the following:

	Arcelor	Mittal Steel(1)	Implied Exchange
	(€/Share)	(€/Share)	Ratio

Spot (May 8, 2007)	57.49	41.36	0.72
Period high (January 25, 2006)	—	—	1.19
Period low (August 11, 2006)	—	—	0.60
One-month VWAP(2) (3)	55.44	40.27	0.73
Three-month VWAP(2) (3)	53.87	39.80	0.74
Six-month VWAP(2) (3)	50.74	37.80	0.74
One-year VWAP(2) (3)	46.78	34.30	0.73

(1)	Trading price of Mittal Steel on Euronext Amsterdam

(2)	Volume Weighted Average Price

(3)	Average as at May 8, 2007

In particular, Société Générale focused on the period following the mandatory sell-out, from November 17, 2006 through May 8, 2007. Société Générale computed the implied exchange ratios of closing stock market prices of Mittal shares to Arcelor shares during the period immediately following the mandatory sell-out period by dividing the trading price for Mittal Steel shares by the trading price for Arcelor shares for the period beginning November 17, 2006 through May 8, 2007. Société Générale observed the following:

	Arcelor	Mittal Steel(1)	Implied Exchange
Period Ending May 8, 2007	(€/Share)	(€/Share)	Ratio

Spot (May 8, 2007)	57.49	41.36	0.72
Period high (March 1, 2007)	50.80	41.00	0.81
Period low (December 1, 2006)	43.43	30.60	0.70
Period average(2)	50.21	37.28	0.74

(1)	Trading price of Mittal Steel shares on Euronext Amsterdam

(2)	Volume weighted average price

As part of this analysis, Société Générale reviewed the liquidity of Arcelor stock for the period starting November 17, 2005 through May 8, 2007. Société Générale compared the traded volume of Arcelor shares during the period beginning November 17, 2006 through May 8, 2007 to the volumes traded during the period beginning November 17, 2005 through May 8, 2006 and noted that the cumulative traded volume during the period beginning November 17, 2005 through May 8, 2006 was 20 times greater than during the same period during 2006 and 2007, Société Générale also compared the cumulated turnover of trading in Arcelor shares during the period beginning November 17, 2006 through May 8, 2007 to the cumulated turnover of trading in Arcelor shares during the period beginning November 17, 2005 through May 8, 2006 and noted that the cumulative turnover of trading in Arcelor shares during the period beginning November 17, 2005 through May 8, 2006 was 11 times greater than during the same period during 2006 and 2007. The following table summarizes the results of Société Générale’s historical stock trading analysis:

			Cumulated
	Average		Turnover
	Arcelor Stock	Cumulated Volume	of Trading in
Period	Price	of Arcelor	Arcelor
	(€/Share)	(Thousands of shares)	(Thousands of €)

From November 17, 2005 through May 8, 2006	28.27	634,308	17,932,463
From November 17, 2006 through May 8, 2007	49.97	31,907	1,594,385

August 1, 2006 Implied Exchange Ratio.  Société Générale calculated the implied value of shares of Arcelor by multiplying the closing trading price of shares of Mittal Steel as of August 1, 2006, €27.05, by the secondary offer exchange ratio (11 shares of Mittal Steel for every 7 shares of Arcelor). Société Générale noted that the implied value of shares of Arcelor was €42.50. Société Générale calculated the range of implied exchange ratios by dividing the historical closing prices for shares of Mittal Steel from November 17, 2006 through May 8, 2007 by the implied value of shares of Arcelor. Société Générale noted that, based on the closing price of shares of Mittal Steel on May 8, 2007 this analysis yielded an implied exchange ratio of 0.97 and, based on the volume weighted average closing price of shares of Mittal Steel for the period, an average exchange ratio of 0.88.

Comparable Companies Analysis

Société Générale compared certain financial information of Arcelor and Mittal Steel with publicly available consensus financial estimates for other publicly traded companies in the global steel industry which, although not directly comparable to Arcelor, have operations that may be considered similar to certain operations of Arcelor and Mittal Steel (hereafter referred to, individually, as a “Selected Company” and, collectively, as the “Selected Companies”):

•	Rautaruukki Corporation

•	Salzgitter Mannesmann International

•	ThyssenKrupp AG

•	voestalpine AG

•	CSN National Steel Co.

•	Usinas Siderúrgicas De Minas Gerais S/A (USIMINAS)

•	Gerdau Ameristeel Corporation

•	United States Steel Corporation

•	Nucor Corporation

•	Pohang Iron and Steel Company, Limited (POSCO)

Société Générale based its analysis on (i) information obtained from public filings and (ii) publicly available equity analyst research reports. Société Générale compared, inter alia, the following financial ratios for each of the Selected Companies to Arcelor:

•	ratios of enterprise value (defined as market capitalization plus net financial debt (i.e., financial debt less cash and cash equivalents) plus minorities plus the unfunded portion of pensions less financial assets) to 2006 and 2007 EBITDA;

•	ratios of enterprise value to 2006 and 2007 EBIT; and

•	ratios of equity value to 2006 and 2007 earnings (based on reported net income and adjusted net income, as adjusted for extraordinary items after tax).

Société Générale applied average financial multiples derived from the analysis of the Selected Companies to certain financial metrics of Arcelor for the fiscal years 2006 and 2007, each as adjusted for corporate acquisitions and disposals from January 1, 2006 through May 8, 2007, in order to compute estimated enterprise values, equity values and per share equity values of Arcelor. Société Générale calculated the range of implied exchange ratios by comparing the implied per share equity values obtained for shares of Arcelor to the closing price of shares of Mittal Steel on Euronext Amsterdam on May 8, 2007. Société Générale noted that the range of resulting implied exchange ratios was from 0.76 to 0.94, with an average of 0.88.

No company utilized in the comparable companies analysis is identical to Arcelor. In evaluating Selected Companies, Société Générale made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Arcelor or Mittal Steel, such as the impact of competition on the businesses of Arcelor or Mittal Steel and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Arcelor or Mittal Steel or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Contribution and Exchange Ratio Analysis

Société Générale performed a contribution analysis which reviewed the implied contributions of Arcelor and Mittal Steel to the combined company based on selected financial metrics for fiscal years 2006 and 2007. These financial metrics included EBITDA, EBITDA less capital expenditures, EBIT, reported net income, adjusted net income (as adjusted for extraordinary items after tax) and adjusted net income plus depreciation and amortization. Based on the estimated contributions of Arcelor and Mittal Steel, Société Générale derived per share contributions. Société Générale calculated the implied exchange ratios by dividing the calculated per share contribution of Mittal Steel by the per share contribution of Arcelor. The same analysis was carried out based on an equalized gearing approach whereby, for the purposes of comparing Arcelor’s and Mittal Steel’s respective contributions, Société Générale assumed that the net financial debt of each of Arcelor and Mittal Steel had been converted into equity. Société Générale also calculated the implied equity value of Arcelor that is obtained, based on a pro forma market capitalization approach, by applying Mittal Steel’s financial multiples to the financial metrics of Arcelor listed herein. The following table summarizes the results of this analysis:

	Implied Exchange Ratio
Contribution and Exchange Ratio Analysis	Minimum	Maximum	Average

Without debt adjustment	0.93	1.10	1.02
Equalized gearing approach	0.83	0.95	0.87
Pro forma market capitalization approach	0.88	1.04	0.96

Discounted Cash Flow Analysis

Société Générale calculated the range of implied equity values per ordinary share for each of Arcelor and Mittal Steel based on a six-year discounted cash flow analysis for fiscal years 2007 through 2012. In conducting its analysis, Société Générale relied upon: (i) publicly available business and financial information, including information contained in the Draft Press Release; (ii) the broker consensus for Arcelor based on research reports released during the second quarter of 2006; and (iii) the broker consensus for Mittal Steel based on research reports released after its disposal of Huta Bankowa, Stahlwerk Thüringen GmbH and Travi e Profilati di Pallanzeno and its acquisition of Sicartsa.

In determining the intrinsic value of Arcelor and Mittal, Société Générale calculated the present value of the stand-alone, post-synergies and after-tax free cash flows that each of Arcelor and Mittal Steel could generate for fiscal years 2007 through 2012. Société Générale calculated estimated terminal values for Arcelor and Mittal Steel using broker consensus 2012 EBITDA margins and a 0.5% perpetuity growth rate, on which sensibility analyses were run. The estimated free cash flows and terminal values of Arcelor and Mittal Steel were then discounted to present values using discount rates of 9.1% and 9.0%, respectively, which are rates Société Générale viewed as the appropriate range for companies with similar risk characteristics to Arcelor and Mittal Steel and on which sensitivity analyses were run. Each of Arcelor’s and Mittal Steel’s net financial debts (defined as financial debts plus unfunded portions of pension liabilities less excess cash) as of December 31, 2006 (as adjusted for acquisitions and disposals carried out by Arcelor and Mittal Steel from January 1, 2006 through May 8, 2007, including the minority buy-out of shareholders in Arcelor Brasil) and minority interests (as adjusted for acquisitions and disposals carried out by Arcelor and Mittal Steel from January 1, 2006 through May 8, 2007, including the minority buy-out of shareholders in Arcelor Brasil) were subtracted from the sum of the present values of Arcelor’s and Mittal Steel’s respective free cash flows and the present values of the terminal value of Arcelor and Mittal Steel to determine intrinsic equity values for each of Arcelor and Mittal Steel. These values were divided by the number of outstanding shares in Arcelor and Mittal Steel as of May 8, 2007 to determine their respective intrinsic per share equity values.

The following table presents the results of this analysis and the implied exchange ratios deriving therefrom:

	Implied Equity Value Per Share (€/Share)
	Arcelor	Mittal Steel	Implied Exchange Ratio

Low	53.62	47.14	0.82
High	57.40	50.57	0.94
Average	55.51	48.86	0.88

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Société Générale’s opinion. In arriving at its fairness determination, Société Générale considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Société Générale made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Société Générale prepared these analyses for purposes of providing its opinion to Arcelor’s Board of Directors as to the fairness from a financial point of view of the exchange ratio to Arcelor’s Public Shareholders. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Arcelor, ArcelorMittal, Société Générale or any other person assumes responsibility if future results are materially different from those forecasts.

Other than information set forth in the Draft Press Release, Société Générale’s analyses were exclusively based on publicly available information as of May 15, 2007. Société Générale’s opinion and its presentation to the Arcelor Board of Directors was one of many factors taken into consideration by the Arcelor Board of Directors in deciding to approve, adopt and authorize the merger and should not be viewed as determinative of the views of the Arcelor Board of Directors with respect to the merger or the exchange ratio provided for in the merger. Société Générale was not involved in the structuring, planning, negotiation or preparation of the merger. The exchange ratio to be applied by Arcelor was determined through arm’s-length negotiations between Arcelor and Mittal Steel and was approved by the Arcelor Board of Directors. Société Générale did not provide advice to Arcelor during these negotiations. Société Générale did not recommend any specific exchange ratio to Arcelor or that any specific exchange ratio constituted the only appropriate exchange ratio for the second-step merger. Société Générale and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

Société Générale and its affiliates have provided and provide investment banking and commercial banking services from time to time to Mittal, Arcelor and their respective affiliates. Such services in the past two years include acting as joint financial advisor to Mittal Steel and bookrunner of a financing facility in relation ot its public tender offer for Arcelor in 2006. Société Générale has also been retained by Mittal Steel and Arcelor to advise on the disposal process of assets located in Germany, Poland and Italy. In connection with these investment banking and commercial banking services, Société Générale has received fees from Mittal Steel and Arcelor and their affiliates, in aggregate, of €28.6 million (including $1.5 million upon rendering its opinion, as described below). Société Générale may also provide investment banking or other services to Arcelor, Mittal Steel and ArcelorMittal in the future, and may receive compensation for such services. In the ordinary course of business, Société Générale and its affiliates may actively trade debt and/or equity securities of Mittal Steel or Arcelor for their own account or for the account of their customers and, accordingly, Société Générale may at any time hold long or short positions in such securities.

The Arcelor Board of Directors selected Société Générale to deliver a fairness opinion because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to an engagement letter, Société Générale delivered its opinion to the Arcelor Board of Directors in connection with the merger. Pursuant to this engagement letter, Société Générale received a fee of $1.5 million upon rendering its opinion. In addition, Arcelor has agreed to reimburse Société Générale for its reasonable expenses, including attorneys’ fees and expenses, and to indemnify Société Générale and related persons against liabilities arising from the assignment.

Structure of the Merger

Upon the terms and subject to the conditions set forth in the merger proposal and the explanatory memorandum, at the effective time of the merger, ArcelorMittal will merge into Arcelor, by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal. The combined company shall be named “ArcelorMittal”, as Arcelor will be renamed ArcelorMittal upon the effectiveness of the merger.

The merger constitutes the second step of the combination of Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law. In the first step, Mittal Steel merged into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. After a vote of the shareholders of Mittal Steel at an extraordinary general meeting held on August 28, 2007 and a resolution of the sole shareholder of ArcelorMittal taken on August 28, 2007, this merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”.

Taxation

For a description of certain material tax consequences of the merger to the ArcelorMittal shareholders, see “Taxation”.

Accounting Treatment

For accounting purposes, the merger of ArcelorMittal into Arcelor shall be considered a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of ArcelorMittal and Arcelor shall be carried forward at their historical book values, and the income of Arcelor shall include the income of ArcelorMittal as of January 1, 2007. For statutory reporting purposes, the final accounting year of ArcelorMittal shall end on December 31, 2006.

Listing and Admission to Trading of Arcelor Shares

Under the merger agreement, Arcelor is required to have the admission to trading and listing of the Arcelor shares to be issued in the merger on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the Spanish exchanges, which are collectively referred to as the Spanish exchanges, as well as the admission to trading on the regulated market of the Luxembourg Stock Exchange and listing on the Official List of the Luxembourg Stock Exchange, approved by these respective exchanges. Additionally, Arcelor is required to have the admission to trading and listing of the existing and newly-issued Arcelor shares on Euronext Amsterdam by NYSE Euronext and the NYSE approved by these exchanges.

Delisting of ArcelorMittal Shares

Upon effectiveness of the merger, the ArcelorMittal shares will no longer be listed on the NYSE and ArcelorMittal shares will no longer be admitted to trading and will be delisted from Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Spanish exchanges and will no longer be admitted to trading on the Luxembourg Stock Exchange’s regulated market and no longer be listed on the Official List of the Luxembourg Stock Exchange.

Dissenters’ Rights of Appraisal

ArcelorMittal shareholders will not have any appraisal or dissenters’ rights under Luxembourg law or under ArcelorMittal’s articles of association in connection with the merger, and neither ArcelorMittal nor Arcelor will independently provide ArcelorMittal shareholders with any such rights.

Restrictions on Sales of Arcelor Shares Received in the Merger

Certain of the Arcelor shares to be issued in the merger will be registered under the Securities Act and will be freely transferable, except for Arcelor shares issued to any person who is deemed to be an “affiliate” of ArcelorMittal under the Securities Act at the time of the ArcelorMittal extraordinary general meeting. Persons who may be deemed to be “affiliates” of ArcelorMittal prior to the merger include individuals or entities that control, are controlled by, or are under common control with, ArcelorMittal prior to the merger, and may include officers and directors, as well as significant shareowners of ArcelorMittal prior to the merger. Affiliates of ArcelorMittal prior to the merger may not sell any of the Arcelor shares received by them in connection with the merger, except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Arcelor’s F-4 Registration Statement, of which this proxy statement/prospectus forms a part, does not cover the resale of Arcelor shares to be received in connection with the merger by persons who may be deemed to be affiliates of ArcelorMittal prior to the merger.

Material Agreements Between ArcelorMittal and Arcelor Related to the Merger

From time to time in the ordinary course of business, ArcelorMittal or its subsidiaries enter into contracts with Arcelor or its subsidiaries. These contracts include license agreements, non-disclosure agreements, cooperation agreements and other commercial agreements. Many of these contracts have been substantially performed, but have confidentiality, indemnity or other continuing obligations. Neither ArcelorMittal nor Arcelor views any of these contracts as material.

In addition, Arcelor, Mittal Steel and the Significant shareholder entered into a Memorandum of Understanding in connection with the Offer, which includes specific governance and other provisions related to Arcelor, Mittal and the Significant shareholder. See “Material Contracts and Related Party Transactions — Memorandum of Understanding between Mittal Steel, Arcelor and the Significant shareholder” and “Management — Mittal Steel / Arcelor Memorandum of Understanding”.

Minority Shareholder Claims Regarding the Exchange Ratio

Several minority shareholders of Arcelor or their representatives have made allegations regarding or brought legal proceedings relating to the proposed exchange ratio in the merger. Their principal actions have been the following: writing letters to the Boards of Directors of Arcelor and Mittal Steel; seeking to instigate investigations or actions by market regulatory authorities; and seeking injunctions from Dutch and French courts. The principal allegations made by these minority shareholders (who are principally hedge funds or hedge fund managers as well as minority shareholder associations) are the following:

•	The exchange ratio in the second step merger should be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and investors had a legitimate expectation that this would be the case based on Mittal Steel’s disclosure and public statements;

•	The proposed exchange ratio is unfair to minority shareholders of Arcelor, particularly in light of developments since the June 2006 offer;

•	Mittal Steel’s disclosure regarding the merger of Mittal Steel into Arcelor and specifically the exchange ratio (in the second-step merger) has been insufficient and misleading; and

•	The two-step process is detrimental to interests of Arcelor minority shareholders.

Arcelor and ArcelorMittal each believe that the allegations made and claims brought by the minority shareholders regarding the proposed exchange ratio are without merit and that such exchange ratio complies with the requirements of applicable law, is consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and is relevant and reasonable to shareholders of ArcelorMittal and Arcelor.

The following summarizes the status of proceedings brought by minority shareholders in this regard:

•	In June and July 2007, two hedge funds that are Arcelor minority shareholders wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the “AFM”), the Dutch securities regulator, requesting it to take various measures relating in particular to disclosure regarding the proposed exchange ratio, against Mittal Steel and making in substance the allegations summarized above. On August 17, 2007 the AFM rejected the claimants’ demands. In its written decision, the AFM stated in particular that:

•	it has no basis to conclude that the exchange ratio in the second-step merger must be the same as that in the secondary exchange offer component of Mittal Steel’s final offer for Arcelor securities announced on June 25, 2006;

•	it is not aware of any facts or circumstances that lead it to question the accuracy of the proposed exchange ratio;

•	it has no basis to conclude that Mittal Steel’s disclosure and public statements regarding the second-step merger and the exchange ratio were not timely and accurate or withheld price-sensitive information, and therefore were constitutive of market manipulation or otherwise incorrect or incomplete; and

•	the proposed merger exchange ratio is not contrary to Mittal Steel’s public statements on this subject.

•	On August 15, 2007, Mittal Steel received a writ of summons on behalf of three hedge funds that are shareholders of Arcelor to appear before a judge in summary proceedings of the district court of Rotterdam on August 22, 2007. The claimants requested, among other things, that the judge enjoin the proposed first-step merger of Mittal Steel and ArcelorMittal and any actions that would lead to implement a merger with Arcelor at an exchange ratio other than 11 ArcelorMittal shares for 7 Arcelor shares. On August 27, 2007 the Rotterdam court dismissed all claims by the hedge fund shareholders. In a written decision the court stated that there was no reason to rule on the fairness of the proposed merger exchange ratio and noted that:

•	there were no facts to support the shareholders’ claims that they would be treated more favorably in Dutch courts compared to Luxembourg courts and therefore there was no evidence that the plaintiffs would be prejudiced by the two-step merger process in the way alleged by them;

•	the minority shareholders could bring their claims in Luxembourg courts so under these circumstances it would not be proper for a Dutch court to provide interim relief in a transaction between two Luxembourg entities and intervene in a Luxembourg matter; and

•	there was no rule of Dutch law requiring Mittal Steel or Arcelor to publish any fairness opinions they received in connection with the second-step merger at this stage as those would be made public together with the prospectuses to be approved or filed with appropriate regulatory authorities in connection with the second-step merger.

•	On August 20, 2007, Mittal Steel received a writ of summons on behalf of an association of minority shareholders of Arcelor to appear before the civil court of Paris on August 21, 2007. The claimant requested, among other things, the adjournment of the extraordinary general meeting of Mittal Steel of August 28, 2007 convened to vote upon the merger of Mittal Steel into ArcelorMittal and that Mittal Steel be ordered to initiate a new merger process taking the form of a direct merger of Mittal Steel into Arcelor at an exchange ratio consistent with the exchange ratio of 11 Mittal Steel shares for 7 Arcelor shares offered in the secondary exchange offer component of Mittal Steel’s final offer for Arcelor securities announced on June 25, 2006. On August 27, 2007, the court issued a written decision stating that it lacked jurisdiction over the case and dismissed all claims by the claimant.

It is possible that additional claims may be brought before regulators or courts prior to the ArcelorMittal and Arcelor extraordinary general meetings that will be convened to vote on the second-step merger.

Regulatory Matters

Securities Law Approvals and Requirements

In connection with the merger and as a condition precedent to the effectiveness of the merger, Arcelor has filed with the CSSF, the Luxembourg securities regulator, a draft shareholder circular/prospectus prepared in accordance with the provisions of Directive 2003/71/EC (the “European Prospectus” for purposes of the offering of the Arcelor shares to be issued as a result of the effectiveness of the merger to the public in the relevant member states of the European Union and the admission to trading of such shares on the relevant regulated markets in the European Union. The European Prospectus was approved by the CSSF on September 28, 2007 and a copy of such approval will be notified by the CSSF to the competent securities regulator in Belgium, France, The Netherlands and Spain.

Arcelor will also file a request, subject to issuance of the shares to be issued in the merger, for admission of the Arcelor shares issued in the merger to trading on the Luxembourg Stock Exchange’s regulated market and for the listing of these shares on the Official List of the Luxembourg Stock Exchange, and for the admission to trading and listing of the Arcelor shares issued in the merger on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the Spanish exchanges. Additionally, Arcelor is required to have the admission to trading and listing of the existing and newly-issued Arcelor shares on Euronext Amsterdam by NYSE Euronext and the NYSE approved by these exchanges. The admission to trading of Arcelor shares issued in the merger and approval of the application for listing of the Arcelor shares on these exchanges is a condition to the effectiveness of the merger.

Pursuant to the Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids, referred to as the Luxembourg takeover law, if a natural or legal person, acting alone or in concert, acquires securities in Arcelor which, when added to any existing holdings of those securities give him or her voting rights representing 33 1/3% of all of the voting rights attached to the issued shares in Arcelor, such person is obliged to make an offer for the remaining shares in Arcelor. The CSSF has confirmed that following the merger of ArcelorMittal into Arcelor, the Significant shareholder will not be obliged to launch a mandatory offer for the remaining shares of the combined entity.

Tax Rulings

ArcelorMittal has applied for several tax rulings in connection with the merger, most significantly for a ruling from the Luxembourg tax authorities to confirm that the merger (i) shall not give rise to any capital tax under Article 4-1 of the law of December 29, 1971 as amended, and (ii) shall not attract any major adverse Luxembourg corporate tax (impôt sur le revenu des collectivités, impôt commercial communal) consequences.

Other Requirements

The merger may be subject to certain other regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including filings with antitrust authorities in certain jurisdictions. ArcelorMittal and Arcelor are continuing to evaluate and comply in all material respects with these requirements, as appropriate. Although ArcelorMittal and Arcelor cannot rule out the possibility that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all or that any of the governmental entities with which filings are or have been made may seek new or additional regulatory concessions as conditions for granting approval of the merger, ArcelorMittal and Arcelor currently do not anticipate that any of such regulatory requirements will hinder, delay or restrict the effectiveness of the merger.

Under the merger agreement, ArcelorMittal and Arcelor have each agreed to use their best efforts to consummate the merger, including to obtain all consents, approvals, authorizations, qualifications and orders of all third parties that are necessary for the consummation of the merger. See “The Merger Agreement, the Merger Proposal and the Explanatory Memorandum — Covenants and Agreements”.

THE MERGER AGREEMENT, THE MERGER PROPOSAL AND THE
EXPLANATORY MEMORANDUM

The following summary describes selected material provisions of the merger agreement, the merger proposal and the explanatory memorandum, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively, and are incorporated by reference into this proxy statement/prospectus. This summary is qualified in its entirety by reference to the complete texts of the merger agreement, merger proposal and explanatory memorandum and may not contain all the information about the merger agreement, the merger proposal and the explanatory memorandum that is important to you.

As a matter of Luxembourg law, the decision to merge ArcelorMittal and Arcelor is effected solely through the adoption by the shareholders of ArcelorMittal and the shareholders of Arcelor of the decision to merge as contemplated by the merger proposal and the explanatory memorandum. Therefore, you are encouraged to read carefully the merger agreement, the merger proposal and the explanatory memorandum, in their entirety.

The representations and warranties described below and included in the merger agreement were made by each of ArcelorMittal and Arcelor to the other. These representations and warranties were made as of specific dates. In addition, these representations and warranties may have been included in the merger agreement in order to allocate risk between ArcelorMittal and Arcelor rather than to establish matters as facts. If material facts exist that contradict the representations or warranties in the merger agreement, these will be disclosed elsewhere in this proxy statement/prospectus and as such, you should read the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus for information regarding ArcelorMittal and Arcelor and their respective businesses. See “Where You Can Find More Information”.

Structure of the Merger

Upon the terms and subject to the conditions set forth in the merger proposal and the explanatory memorandum, at the effective time of the merger, ArcelorMittal will merge into Arcelor, by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal.

The merger constitutes the second step of the combination of Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law. In the first step, Mittal Steel merged into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. After a vote of the shareholders of Mittal Steel at an extraordinary general meeting held on August 28, 2007 and a resolution of the sole shareholder of ArcelorMittal taken on August 28, 2007, this merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”.

Merger Consideration

Issuance of Arcelor Shares.  In the merger, a holder of ArcelorMittal shares will receive one newly-issued Arcelor share for every one ArcelorMittal share, which is referred to as the Exchange Ratio. The Arcelor shares to be issued in the merger will be created under Luxembourg law and will have the same rights as the post-restructuring Arcelor shares as set forth in Arcelor’s articles of association and Luxembourg law, provided however that the newly-issued shares shall be entitled only to dividends declared by Arcelor after the effective date of the merger. Specifically, the newly-issued shares will not be entitled either to (i) the last installment of the dividend decided by the annual general meeting of Arcelor held on April 27, 2007 ($0.325 per share before the share capital restructuring described on page 73; $0.284375 after such restructuring), or (ii) the additional $0.040625 per post-restructuring Arcelor share which distribution will be proposed to the general meeting of Arcelor called to approve the second-step merger, which in the aggregate represents a dividend of $0.325 per post-restructuring Arcelor share. Conversely, as a result of the second-step merger, Arcelor will assume ArcelorMittal’s obligation to pay the last installment of the quarterly dividend decided by the ordinary general meeting of Mittal Steel on June 12, 2007, which, in light of the exchange ratio of the first-step merger and the second-step, will represent $0.325 per Arcelor share newly issued in the merger. Therefore, on or about December 15, 2007, each Arcelor share (whether issued in the second-step merger or previously issued) will be entitled to a dividend payment of $0.325.

Cancellation of ArcelorMittal Shares Held by ArcelorMittal.  ArcelorMittal shares held in treasury by or for the account of ArcelorMittal or Arcelor will disappear in the merger pursuant to Luxembourg law. Arcelor will not issue any shares in consideration of such ArcelorMittal shares held in treasury by or for the account of ArcelorMittal or Arcelor.

Cancellation of Arcelor Shares Held by ArcelorMittal.  Each Arcelor share held by ArcelorMittal and transferred to Arcelor pursuant to the merger will be cancelled upon the effective time of the merger pursuant to a resolution of the Arcelor shareholders taken at the same time that the Arcelor shareholders shall adopt, among other items, the decision to merge.

Delivery of the Arcelor Shares.  Upon effectiveness of the merger, holders of ArcelorMittal shares will automatically receive newly-issued Arcelor shares in accordance with the Exchange Ratio and on the basis of their respective holdings as entered in the ArcelorMittal shareholder registry (registre des actionnaires) or their respective securities accounts. Holders of ArcelorMittal shares whose shares are registered directly in ArcelorMittal’s local Dutch shareholder registry or directly on the Luxembourg shareholder registry without being held on a local shareholder registry will automatically receive newly-issued Arcelor shares through an entry in the relevant shareholder registry (registre des actionnaires) of Arcelor. Holders of ArcelorMittal shares whose shares are registered directly in ArcelorMittal’s local New York shareholder registry will receive information about how to exchange their share certificates to receive a Direct Registration Transaction Advice evidencing their entry in the Arcelor shareholder registry. Holders of ArcelorMittal shares whose shares are registered indirectly, that is through a book-entry system, in ArcelorMittal’s local Dutch, Luxembourg or local New York shareholder registry, will automatically receive newly-issued Arcelor shares through a credit to their respective securities accounts. Holders of ArcelorMittal shares will receive the Arcelor shares in the same form and registry as they hold their ArcelorMittal shares, that is holders of ArcelorMittal shares whose shares are registered directly in ArcelorMittal’s local Dutch shareholder registry will receive Arcelor shares registered directly in Arcelor’s local Dutch shareholder registry.

Stock Options.  The merger proposal provides that for each option to purchase or subscribe for ArcelorMittal shares granted under employee and director stock plans of ArcelorMittal (including those held by directors and senior management) option holders will receive one option of Arcelor, giving the holder the right to acquire, or subscribe, as the case may be, for one Arcelor share, at an exercise price equal to the exercise price of the corresponding ArcelorMittal option, on terms and conditions otherwise similar to those governing the ArcelorMittal options prior to the effective time of the merger (subject to any changes necessary to reflect the effectiveness of the merger).

SEC Registration of Arcelor Stock Options.  As soon as possible after the effective date, Arcelor shall file with the SEC a registration statement on an appropriate form under the Securities Act, with respect to the Arcelor shares subject to Arcelor stock options, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or Blue Sky laws, for so long as such Arcelor stock options remain outstanding.

Corporate Governance Matters

See “Management” for a description of the corporate governance and certain related matters of Arcelor and ArcelorMittal.

Representations and Warranties

The merger agreement contains representations and warranties by Arcelor relating to the following matters, subject to the exceptions described in the merger agreement:

•	the organization, valid existence, good standing and qualification to do business of Arcelor;

•	Arcelor’s capital structure;

•	Arcelor’s corporate authorization and the validity of the merger agreement; and

•	the absence of any governmental registration, filing, notification or approval necessary for the execution of the merger agreement.

The merger agreement contains representations and warranties by ArcelorMittal relating to the following matters, subject to the exceptions described in the merger agreement:

•	the organization, valid existence, good standing and qualification to do business of ArcelorMittal;

•	ArcelorMittal’s capital structure;

•	ArcelorMittal’s corporate authorization and the validity of the merger agreement; and

•	the absence of any governmental registration, filing, notification or approval necessary for the execution of the merger agreement.

Some of ArcelorMittal’s and Arcelor’s representations and warranties are qualified as to materiality or “material adverse effect”. When used with respect to a party, “material adverse effect” means any exceptional event or circumstance relating to that party, or any action taken by that party (in either case other than as a result of the terms of the merger agreement or the actions of the other party) that, in either case, materially alters the substance of the relevant party or substantially affects the economics of the merger.

The representations and warranties made by ArcelorMittal and Arcelor are qualified in respect of information publicly disclosed.

Covenants and Agreements

Conduct of ArcelorMittal.  ArcelorMittal has agreed that until the earlier of the effective date of the merger or the termination of the merger agreement, except as expressly described in the merger agreement, (a) ArcelorMittal will conduct its business, and will cause its subsidiaries to conduct their businesses, only in, and ArcelorMittal will not take, and will cause its subsidiaries not to take, any action except in, the ordinary course of business and in a manner consistent with past practice, and (b) ArcelorMittal will use its best efforts to preserve substantially intact its current business organization and the business organization of its subsidiaries.

Conduct of Arcelor.  Arcelor has agreed that until the earlier of the effective time of the merger or the termination of the merger agreement, except as expressly described in the merger agreement, (a) Arcelor will conduct its business, and will cause its subsidiaries to conduct their businesses, only in, and Arcelor will not take, and will cause its subsidiaries not to take, any action except in, the ordinary course of business and in a manner consistent with past practice, and (b) Arcelor will use its best efforts to preserve substantially intact its current business organization and the business organization of its subsidiaries.

Proxy Statement and Registration Statements.  ArcelorMittal and Arcelor have agreed to cooperate in connection with the preparation of the ArcelorMittal proxy statement contained in this proxy statement/prospectus, the merger proposal, the explanatory memorandum and the European prospectus to be delivered to or put at the disposal of ArcelorMittal shareholders in connection with the ArcelorMittal shareholders’ meeting and other necessary corporate documents related to that meeting and the registration statement (of which this proxy statement/prospectus forms a part) to register the Arcelor shares. Each party has further agreed to notify promptly the other party of the receipt of any comments from any governmental body, court or authority with respect to any of these documents and to allow the other party with a reasonable opportunity to review and comment on any amendment to these documents prior to the filing of the amendment with any governmental body or authority. ArcelorMittal and Arcelor have further agreed that no amendment or supplement to any of these documents will be filed without the approval of both ArcelorMittal and Arcelor, which approval will not be unreasonably withheld or delayed.

Auditors’ Merger Reports.  ArcelorMittal has agreed to ensure that independent auditors are appointed to review, certify and report on the merger proposal and the explanatory memorandum, and, in particular, the Exchange Ratio, as required pursuant to Luxembourg law.

Arcelor has agreed to ensure that independent auditors are appointed to review, certify and report on the merger proposal and the explanatory memorandum, and, in particular, the Exchange Ratio, as required pursuant to Luxembourg law.

Merger Proposal and Explanatory Memorandum ArcelorMittal and Arcelor have agreed that, as soon as possible following the availability of the auditors’ merger reports, the merger proposal and the explanatory memorandum, together with the appropriate documents pursuant to Luxembourg law, will be published or made available in accordance with the applicable provisions of Luxembourg law.

Access to Information.  Until the effective time of the merger, ArcelorMittal will, and will cause its subsidiaries to, provide to Arcelor and Arcelor’s representatives reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of ArcelorMittal and its subsidiaries and to the books and records thereof in order to conduct whatever investigations Arcelor deems necessary. Until the effective time of the merger, Arcelor will provide to ArcelorMittal and ArcelorMittal’s representatives reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of Arcelor and to the books and records thereof in order to conduct whatever investigations ArcelorMittal deems necessary. All information obtained by either of the parties and their respective representatives pursuant to any such investigations will be kept confidential in accordance with the terms of the merger agreement. No investigation will affect any representation or warranty in the merger agreement or any condition to the obligations of the parties under the merger agreement.

Tax Treatment.  Arcelor will apply for an advance tax agreement from the Luxembourg tax authorities to confirm that the merger of ArcelorMittal into Arcelor will not attract any capital tax under Article 4-1 of the law of December 29, 1971, as amended. In addition, Arcelor will apply for an advance tax agreement from the Luxembourg corporate tax authorities to confirm that the merger of ArcelorMittal into Arcelor will not attract any major adverse Luxembourg corporate tax (impôt sur le revenu des collectivités, impôt commercial communal) consequences.

Public Announcements.  ArcelorMittal and Arcelor have agreed to use their best efforts to develop a joint communications plan, and each will use its best efforts to ensure that all press releases and other public statements with respect to the merger agreement and the transactions contemplated by the merger agreement will be consistent with that plan. ArcelorMittal and Arcelor have agreed to consult with each other before issuing any press release or other public statement with respect to the merger agreement and the transactions contemplated by the merger agreement and will not issue any such press release or public statement prior to that consultation, unless otherwise required by applicable law or by obligations pursuant to any listing agreement with, or rules of, any securities exchange. In addition, except to the extent disclosed in or consistent with the European prospectus and this proxy statement/prospectus, neither ArcelorMittal nor Arcelor will issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party, which consent will not be unreasonably withheld or delayed.

Notice.  Each of ArcelorMittal and Arcelor has agreed to give prompt notice to the other party of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which could reasonably be expected to cause any of its representations or warranties contained in the merger agreement to be untrue or inaccurate in any material respect and (b) any failure by it to comply with or satisfy any covenant or agreement to be complied with or satisfied by it in the merger agreement; provided, however, that the delivery of any such notice will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Best Efforts.  ArcelorMittal and Arcelor have agreed to use their best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the merger, including using their best efforts to obtain all consents, approvals, authorizations, qualifications and orders of all third parties necessary for the consummation of the merger and to fulfill the conditions precedent to the effectiveness of the merger. If at any time after the effective time of the merger any further action is necessary or desirable to carry out the purposes of the merger agreement, the proper officers and directors of each of ArcelorMittal and Arcelor will use their best efforts to take all such action. In addition, ArcelorMittal and Arcelor have agreed to use all reasonable efforts to cause the merger to be consummated not later than December 31, 2007.

Admission to Trading and Listing of Arcelor Shares.  Arcelor has agreed to use its best efforts (a) to have the admission to trading on the regulated market of the Luxembourg Stock Exchange and listing on the Official List of the Luxembourg Stock Exchange of Arcelor shares approved by the Luxembourg CSSF (for the required prospectus) and the Luxembourg Stock Exchange (for the admission to listing), (b) to have the application for listing of the Arcelor shares issued in the merger on the Official List of the Luxembourg Stock Exchange, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the Spanish exchanges approved by these respective exchanges and (c) to have the application for the admission to trading and listing of the existing and newly-issued Arcelor shares on Euronext Amsterdam by NYSE Euronext and the NYSE approved by these respective exchanges.

Delisting of ArcelorMittal Shares.  Upon effectiveness of the merger, the ArcelorMittal shares will no longer be listed on the NYSE and ArcelorMittal shares will no longer be admitted to trading and will be delisted from Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Spanish exchanges and will no longer be admitted to trading on the Luxembourg Stock Exchange’s regulated market and no longer be listed on the Official List of the Luxembourg Stock Exchange.

Expenses.  Each of ArcelorMittal and Arcelor will bear its own expenses in connection with the merger.

Conditions to Effectiveness of the Merger

The obligations of ArcelorMittal and Arcelor to complete the merger are subject to the satisfaction or waiver, where legally permissible, of the following conditions:

•	the decision to merge as contemplated by the merger proposal and the explanatory memorandum will have been adopted by the requisite affirmative vote of the shareholders of ArcelorMittal;

•	the following will have been approved by the vote of the shareholders of Arcelor:

•	the completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital restructuring shares of Arcelor, as more fully described under “The Merger — Pre-Merger Restructuring of the Share Capital of Arcelor”;

•	the increase of the share capital of Arcelor by incorporation of free reserves without issuing new shares, but by increasing the par value of the shares in order to round up the par value of the post-capital restructuring shares of Arcelor to the immediately higher eurocent;

•	the decision of Arcelor to distribute an additional dividend of $0.040625 per post-share capital restructuring Arcelor share, payable simultaneously with the last installment of the dividend decided by the ordinary general meeting of Arcelor on April 27, 2007, so that each post-share capital restructuring Arcelor share (other than those issued in the second-step merger) will be entitled to a dividend payment of $0.325 on or about December 15, 2007;

•	the decision to create an authorized share capital and authorize the Board of Directors of Arcelor to issue Arcelor shares within the limits of the authorized share capital for delivery upon exercise or conversion, as applicable, of Arcelor stock options and other equity-based awards granted under any Arcelor employee incentive or benefit plan and to limit or cancel the preferential subscription right of the existing shareholders;

•	the amendment of Arcelor’s articles of association and adoption of an English language version and the change of the binding language of the articles of association from French to English;

•	the decision to merge as contemplated by the merger proposal and the explanatory memorandum;

•	the decision to issue the Arcelor shares in the merger;

•	the decision to cancel, upon the effectiveness of the merger, the Arcelor shares, except the fractions of Arcelor shares, if any, that will be transferred by ArcelorMittal to Arcelor pursuant to the merger;

•	the decision to issue Arcelor stock options in the merger in exchange for the ArcelorMittal stock options;

•	the European prospectus will have been approved by the Luxembourg Commission de Surveillance du Secteur Financier, or the CSSF, and a copy of that approval will have been notified by the CSSF to the competent securities regulator in Belgium, France, The Netherlands and Spain and any other relevant competent securities regulator in the European Union, no actions by third parties challenging the CSSF’s approval shall be pending or threatened before the competent Luxembourg courts and the CSSF shall not have withdrawn or threatended to withdraw its approval;

•	the F-4 Registration Statement will have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the F-4 Registration Statement will be in effect and no proceedings for such purpose will be pending before, or threatened by, the SEC;

•	the Arcelor shares issued in the merger will have been (provisionally) admitted to trading and listing on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the Spanish exchanges as well as admitted to trading on the regulated market of the Luxembourg Stock Exchange and listed on the Official List of the Luxembourg Stock Exchange and admitted to trading and listing on Euronext Amsterdam by NYSE Euronext and the NYSE;

•	the existing and newly-issued Arcelor shares will have been (provisionally) admitted to trading and listing on Euronext Amsterdam by NYSE Euronext and the NYSE (subject to official notice of issuance); and

•	there will be no action, litigation or proceeding by any court or person, instituted or pending, or statute, rule, regulation, injunction, order or decree by any court or person issued or deemed to be applicable to the merger, that seeks to prohibit or restrain the merger or seeks a divestiture of any ArcelorMittal shares or Arcelor shares (including any shares issued in the merger) or limitation on the ownership rights of ArcelorMittal over the assets and liabilities of ArcelorMittal that are transferred to ArcelorMittal upon effectiveness of the merger that would reasonably be expected to have a material adverse effect, as such concept is defined in the merger agreement.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by the mutual written consent of ArcelorMittal and Arcelor. If any of the conditions precedent to the effectiveness of the merger have not been satisfied or waived, where legally permissible, by December 31, 2007, either party may terminate the merger agreement upon written notice to the other party; provided that the right to terminate the merger agreement will not be available to the party whose failure to fulfill any condition precedent under the merger agreement has been the cause of, or resulted in, the failure of the satisfaction of that condition precedent to occur on or before December 31, 2007. If no such written notice is sent, the merger agreement will remain in full force and the parties may agree to either consider such condition precedent waived or amend the merger agreement.

Effect of Termination

If the merger agreement is terminated and the merger is abandoned as described in “— Termination” above, there shall be no liability on the part of any party to the merger agreement, other than (a) as set forth in Section 13.2(a) of the merger agreement and (b) any liability resulting from any breach of a party’s representations, warranties, covenants or agreements contained in the merger agreement prior to its termination. In addition, certain of ArcelorMittal and Arcelor’s obligations under the merger agreement will survive the termination of the merger agreement.

No Rescission

ArcelorMittal and Arcelor have waived to the greatest extent legally possible their respective rights to rescind (résoudre) or demand in legal proceedings the rescission (résolution) of the merger agreement pursuant to Luxembourg law.

Amendment and Waiver

The merger agreement may not be amended except by a written instrument duly executed by each of ArcelorMittal and Arcelor. At any time prior to the effective time of the merger, either ArcelorMittal or Arcelor may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained in the merger agreement. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

MATERIAL CONTRACTS AND RELATED PARTY TRANSACTIONS

ArcelorMittal engages in certain commercial and financial transactions with related parties, all of which are affiliates and joint ventures of ArcelorMittal.

Except as disclosed in this section, neither ArcelorMittal nor Arcelor is aware of any conflict of interest between the private interests or other duties of the members of ArcelorMittal or Arcelor’s Board of Directors and their duties and responsibilities to ArcelorMittal or Arcelor.

Shareholder’s Agreement

The Significant shareholder and Mittal Steel, as the predecessor entity to ArcelorMittal, entered into a shareholder and registration rights agreement (the “Shareholder’s Agreement”). The Shareholder’s Agreement contains provisions relating to demand registration rights, piggy-back rights and lockups, among others. The Shareholder’s Agreement previously contained certain transfer restrictions on the Mittal Steel class B common shares which are no longer applicable following the merger of Mittal Steel into ArcelorMittal as all class B common shares disappeared in that merger.

Memorandum of Understanding between Mittal Steel, Arcelor and the Significant Shareholder

The following summarizes certain provisions of the Memorandum of Understanding that remain in effect other than those relating to the Offer, the post-Offer merger and corporate governance aspects, the latter of which are summarized under “Management — Mittal Steel / Arcelor Memorandum of Understanding” below. In the summary below, references to the “Company” refer to each of Mittal Steel and Arcelor pre-merger, and to the parent company in Mittal Steel following the two-step merger process whereby Mittal Steel merges with and into Arcelor.

Confirmation of Social Commitments

Mittal Steel agreed to respect fully all of Arcelor’s commitments regarding employment and other social and human relations policies. Under the Memorandum of Understanding, Mittal Steel and Arcelor agreed that there will be no restructuring plan, collective lay-offs or other employee reduction plan within Arcelor in the European Union as a result of the integration of Mittal Steel and Arcelor, other than in connection with (i) Arcelor’s previously-announced restructuring plans and (ii) the remedy package agreed by Mittal Steel with the European Commission.

Independence of the Company

The parties to the MOU agreed that, during the Initial Term (that is, from August 1, 2006 until August 1, 2009), the Significant shareholder will not increase its representation on the Company’s Board of Directors to attempt to remove a director (other than a director appointed by it) or attempt to make any change to the composition or size of the Company’s Board of Directors.

After the end of the Initial Term, and subject to the provisions of the articles of association, the Significant shareholder will be entitled to representation on the Company’s Board of Directors in proportion to its shareholding.

Related Party Transactions

The parties to the MOU have agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers as it deems necessary and appropriate from time to time in connection with any key strategic decision.

Standstill

The Significant shareholder agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it will own or control following completion of the Offer and any subsequent offer or compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) a reduction of the number of Company shares (for example, through self-tender offers or share buy-backs) if the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor. Finally, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (i) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (ii) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

Lock-up

During the five-year period following the settlement date of the Offer, the Significant shareholder has agreed not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with (i) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (ii) the tender of shares by the Significant shareholder in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Significant shareholder may sell an amount of shares not exceeding 5% of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

The above standstill and lock-up undertakings will cease to have effect if the Significant shareholder no longer owns or controls at least 15% of the Company’s outstanding share capital.

Non-compete

For so long as the Significant shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT. Ispat Indo.

LEGAL PROCEEDINGS

This section discusses the principal environmental liabilities of ArcelorMittal and the principal legal actions to which ArcelorMittal is a party. In addition, ArcelorMittal is a party to various legal actions arising in the ordinary course of business.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2006, Mittal Steel had established reserves of approximately $830 million for environmental liabilities. Previous owners of ArcelorMittal’s facilities expended in the past, and ArcelorMittal expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

USA

In 1990, Mittal Steel USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the RCRA. In 1993, Mittal Steel USA entered into a consent decree, which, among other things, requires facility-wide RCRA corrective action and Indiana Harbor Ship Canal sediment assessment and remediation.

Mittal Steel USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA corrective action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires ArcelorMittal to perform a Remedial Facilities Investigation (“RFI”) and corrective measures study, to complete corrective measures, and to perform any required post-remedial activities. In 2004, the RFI was completed, and the New York State Department of Environmental Conservation and Mittal Steel USA executed an Order on Consent to perform interim corrective measures at a former benzol storage tank area.

In 1997, Bethlehem Steel, the EPA and the Maryland Department of the Environment agreed to a phased RFI as part of a comprehensive multimedia pollution Consent Decree for investigation and remediation at Mittal Steel USA’s Sparrows Point, Maryland facility. Mittal Steel USA has assumed Bethlehem Steel’s ongoing obligations under the Consent Decree. The Consent Decree requires Mittal Steel USA to address compliance, closure and post-closure care matters and implement corrective measures associated with two on-site landfills, perform a site-wide investigation, continue the operation and maintenance of a remediation system at an idle rod and wire mill and address several pollution prevention items. The potential costs, as well as the time frame of possible remediation activities, which ArcelorMittal currently considers probable, relating to the site-wide investigation at Sparrows Point, cannot be reasonably estimated until more of the investigations required by the Consent Decree have been completed and the data therefrom analyzed.

Mittal Steel USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, Mittal Steel USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) addressing the transfer of required permits from Bethlehem Steel to Mittal Steel USA and providing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, Mittal Steel USA submitted an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required Mittal Steel USA to propose a long-term financial assurance mechanism. In 2004, Mittal Steel USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. Mittal Steel USA expects to fund the treatment trust over a period of up to ten years at a current target value of approximately $20 million until the improvements are made and the treatment trust is fully funded. After the treatment trust is fully funded, the treatment trust will then be used to fund the cost of treatment of acid mine drainage. Although remote, Mittal Steel USA could be required to make up any deficiency in the treatment trust in the future.

On August 8, 2006, the EPA issued Mittal Steel USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. In October and November 2006, Mittal Steel USA met with the EPA to obtain a preliminary understanding of the allegations and the EPA’s technical bases for the NOV. Further communication and discussion with the EPA is planned.

Legal Claims

ArcelorMittal is a party to various legal actions. As of December 31, 2006, Mittal Steel has established reserves of approximately $440 million for such actions. The principal legal actions are disclosed below.

United States

In July, 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940’s and then sold the assets of in the early 1950’s, in conjunction with the corporate dissolution of that company. The IEPA is requesting that Indiana Harbor (East) and other potentially responsible parties conduct an investigation of certain areas of potential contamination. Indiana Harbor (East) intends to defend itself fully in this matter. As of December 31, 2006, it is not possible to reasonably estimate the amount of environmental liabilities relating to this matter.

In July 2007, Viga Investments Inc. (“Viga”) filed a lawsuit seeking damages and other relief against Mittal Steel USA alleging a failure to comply with terms of a stock purchase agreement for the purchase of certain steel assets (the “Viga SPA”). The suit alleged breaches relating to post-closing purchase price adjustment procedures under the agreement. In a related transaction, Mittal Steel and Arcelor Mittal Mexico Holdings B.V. purchased the stock of Siderurgia Lázaro Cárdenas las trunchas S.A. de C.V. (“Sicartsa”) in Mexico owned by Siderurgica Del Pacifico, S.A. De C.V. and Conjunto Siderurgico Del Balsas, S.A. De C.V. pursuant to a separate stock purchase agreement (the “Sircartsa SPA”). The Sicartsa SPA and the Viga SPA were interrelated (each refers to the other) and part of an overarching, integrated transaction. The Sicartsa sellers similarly dispute the validity of the closing balance sheet under the Sicartsa SPA. Both the Sicartsa and the Viga SPAs have identical terms requiring the parties to arbitrate any dispute under the SPAs relative to post-closing purchase price adjustments. ArcelorMittal believes Viga breached this term by filing a lawsuit in New York state court and seeking a judicial determination of the appropriate purchase price adjustment. Due to the interrelatedness of the two transactions, Mittal Steel USA, Mittal Steel and Arcelor Mittal Mexico Holdings B.V. asserted counterclaims against the Sicartsa sellers in the Viga litigation. ArcelorMittal is unable to assess the outcome of these proceedings or to reasonably estimate the amount of Mittal Steel USA, Arcelor Mittal Mexico Holdings B.V. or ArcelorMittal’s liabilities relating to these matters, if any.

Canada

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Mittal Canada, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. Mittal Steel acquired Mittal Canada in 1994, and the plaintiffs are attempting to establish that Mittal Canada thereby assumed the liabilities of the former occupiers. The plaintiffs seek to have the claim approved as a class action, though the court has not yet issued a decision on this matter. As of December 31, 2006, Mittal Steel is unable to assess the outcome of these proceedings or to reasonably estimate the amount of Mittal Canada’s liabilities relating to this matter, if any.

All of the matters discussed above (except for the Viga/Sicartsa claim) are legacy environmental matters arising from acquisitions.

Mittal Steel North America Inc. and Mittal Steel Roman are involved in a dispute with Canadian Natural Resources Limited (“CNRL”). Mittal Steel has learned that on March 30 and April 3, 2007, CNRL filed complaints in Calgary, Alberta for negligence seeking damages of $56.4 million and $25.4 million respectively. As of this time, the complaints have not been served on either Mittal Steel entity. The plaintiff alleges that it purchased defective pipe manufactured by Mittal Steel Roman and sold by Mittal Steel Roman and Mittal Steel North America Inc. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and Mittal Steel Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a Joint Venture Agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of $54 million. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. Mittal Steel and other subsidiaries, as purchasers under the Sicartsa SPA, have served notice on Pacifico, S.A. de C.V., and Conjunto Siderúrgico del Balsas, S.A. de C.V., as sellers under the Sicartsa SPA seeking indemnity for any damages that may be incurred with respect to this claim, since it was not disclosed in connection with the acquisition. A related claim under the Sicartsa SPA is discussed above under “— Legal Claims — United States”.

South America

The Brazilian Federal Revenue Service has claimed that Belgo Siderurgia S.A. (“Belgo”) owes certain amounts for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition.

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including Belgo. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against Belgo that resulted in Belgo’s having to pay a penalty of $36 million. Belgo has appealed the decision to the Brazilian Federal Court. In September 2006, Belgo offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

As a result of the foregoing decision by CADE, customers of Belgo commenced civil proceedings for damages. There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against Belgo for damages based on the alleged violations investigated by CADE.

In 2003, the Brazilian Federal Revenue Service granted CST a tax benefit for certain investments. CST had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming CST’s entitlement to this benefit. In September 2004, CST was notified of the annulment of these certificates. CST has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service.

In May 2007, the Brazilian Federal Revenue Service issued a $726 million tax assessment to Belgo to recover taxes primarily related to credit settlements in the context of the 2003 financial reorganization and acquisition of Mendes Júnior Siderurgia S.A. In September 2007, Belgo received an administrative decision on the tax assessment pursuant to which it was determined that the amount of tax payable under the assessment should be $14 million. This decision is subject to mandatory review by an Administrative Court which may modify the decision and also subject to appeal by Belgo.

Europe

In late 2002, three subsidiaries of Mittal Steel (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), and two former subsidiaries of Arcelor España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission has not yet notified a Statement of Objections to ArcelorMittal or any of its subsidiaries. The European Commission can impose fines of up to a maximum of 10% of annual revenues for breaches of EU competition law. ArcelorMittal is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. Arcelor is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it for any matters under the ownership of Arcelor.

The Competition Council of Romania has commenced investigations against Mittal Steel Galati and Mittal Steel Hunedoara with respect to certain commercial practices. ArcelorMittal is cooperating fully with the authorities but cannot at present determine the outcome of the investigations or estimate the amount or range of a potential fine that may be imposed.

In June 2005, the Competition Council of Romania began an investigation concerning alleged state aid received by Mittal Steel Roman in connection with its privatization. In September 2007, the European Commission commenced an investigation concerning the same matter.

Since 2001, Mittal Steel Ostrava has been involved in a dispute with Kaiser Netherlands B.V. (“Kaiser”), the contractor for phase one of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser Group International. Kaiser Group International and certain of its affiliates (collectively, “KGI”) filed an action in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (where these companies commenced Chapter 11 bankruptcy proceedings) seeking monetary awards against Mittal Steel Ostrava, which has been stayed. On January 6, 2004, Kaiser filed arbitration claims against Mittal Steel Ostrava with the International Court of Arbitration of the ICC in Paris. On May 16, 2006, the arbitration panel awarded Kaiser $7.3 million in favor of its claims and Mittal Steel Ostrava $10.5 million in favor of its claims, resulting in a net award, including costs and interest, of approximately $6.4 million to Mittal Steel Ostrava. As a result of the award, Mittal Steel Ostrava is seeking to enforce its award against Kaiser. Mittal Steel Ostrava has also filed a motion for summary judgment in its favor in the action commenced in the Bankruptcy Court. KGI have opposed that motion. KGI have also filed a motion for summary judgment in the Bankruptcy Court to enforce a portion of the arbitration award against Mittal Steel Ostrava without set-off. Both motions for summary judgment were rejected by the Bankruptcy Court.

On April 23, 2007, Mittal Steel received a decision of the Financial Directorate in Ostrava, Czech Republic, in which it ordered Mittal Steel Ostrava to pay approximately $106 million for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by Mittal Steel Ostrava and delivered in 2004. The Financial Directorate subsequently ordered Mittal Steel Ostrava to pay an additional fine of $24.7 million for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Republic Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for new investigation and decision. Mittal Steel Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. Mittal Steel Ostrava filed a petition against the decision with the Municipal Court, Prague, on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

In 2004, La Direction Générale de la Consommation et de la Repression des Fraudes (the French competition authority) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including Arcelor Négoce Distribution, a subsidiary of Arcelor. The case has been referred to the Conseil de la Concurrence (the French competition council), which is now in charge of the investigation procedure. Any potential fine that might be imposed will depend on the entity that will be considered liable for the alleged practices. No Statement of Objections has yet been issued against ArcelorMittal or any of its subsidiaries.

Various retired or present employees of certain Arcelor subsidiaries commenced lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security. 421 such suits are still pending.

Spanish tax authorities have claimed that amortization recorded by Arcelor Planos Seguntos SL in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $49 million, including the amount of tax, interest and penalties. The case is pending before the court (the Audiencia Nacional), administrative procedures having been exhausted.

Additional claims made by certain minority shareholders in connection with the merger process and the Exchange Ratio are described under “The Merger — Minority Shareholder Claims Regarding the Exchange Ratio.”

South Africa

Mittal Steel South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited alleging that Mittal Steel South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that Mittal Steel South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on Mittal Steel South Africa of approximately $97 million, other behavioural remedies designed to prevent Mittal Steel South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that Mittal Steel South Africa pay the costs of the case. Mittal Steel South Africa has appealed the decision of the Competition Tribunal on the merits and also intends to appeal its decision on the remedies. The Competition Commission has stated that it will not seek to recover the penalty pending the outcome of the appeals.

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that Mittal Steel South Africa, as a “dominant firm”, discriminated in its pricing of low carbon wire rod, was referred to the Competition Tribunal. The complainant seeks, among other sanctions, a penalty of 10% on Mittal Steel South Africa’s sales for 2006 in respect of low carbon wire rod and an order that Mittal Steel South Africa cease its pricing discrimination. The complaint is under review by the Competition Tribunal. ArcelorMittal is unable to assess the outcome of this proceeding or the amount of Mittal Steel South Africa’s potential liability, if any.

Mittal Steel South Africa is involved in a dispute with the South African Revenue Service in respect of the tax treatment of payments made under a Business Assistance Agreement of $88 million in 2003 and $105 million in 2004.

MANAGEMENT

Board of Directors

The following table sets forth the current members of the ArcelorMittal Board of Directors. Each of the members of the ArcelorMittal Board of Directors was appointed by the shareholder’s decision of August 28, 2007 in connection with the approval of the first-step merger. The composition of Arcelor’s Board of Directors, which will not change following the completion of the merger, is identical except with regard to the roles of Chairman and President, as discussed below.

		Term
Name	Age(4)	Expiration	Position with ArcelorMittal

Lakshmi N. Mittal	56	2010	Chairman of the Board of Directors and Chief Executive Officer
Joseph J. Kinsch(2)(3)	73	2010	President of the Board of Directors
Vanisha Mittal Bhatia	26	2010	Member of the Board of Directors
Narayanan Vaghul(1)(3)	70	2010	Member of the Board of Directors
Wilbur L. Ross(1)(3)	69	2010	Member of the Board of Directors
Lewis B. Kaden(2)(3)	64	2010	Member of the Board of Directors
François H. Pinault(3)	70	2010	Member of the Board of Directors
José Rámon Álvarez Rendueles(1)(3)	66	2010	Member of the Board of Directors
Sergio Silva de
Freitas(2)(3)	63	2010	Member of the Board of Directors
Georges Schmit	53	2010	Member of the Board of Directors
Edmond Pachura(1)(3)	72	2010	Member of the Board of Directors
Michel Angel Marti(3)	59	2010	Member of the Board of Directors
Manuel Fernández López(3)	60	2010	Member of the Board of Directors
Jean-Pierre Hansen(2)(3)	58	2010	Member of the Board of Directors
John Castegnaro(3)	61	2010	Member of the Board of Directors
Antoine Spillmann	43	2010	Member of the Board of Directors
HRH Prince Guillaume de Luxembourg(3)	43	2010	Member of the Board of Directors
Romain Zaleski	73	2010	Member of the Board of Directors

(1)	Audit Committee

(2)	Appointments, Remuneration and Corporate Governance Committee

(3)	Independent director

(4)	Age as of December 31, 2006.

The business address of each of the members of the Board of Directors is ArcelorMittal’s registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg (which is the same registered office as Arcelor). The composition of the Arcelor (which will be renamed ArcelorMittal) Board of Directors is identical to that of the ArcelorMittal Board of Directors except that Mr. Joseph Kinsch is the Chairman of the Arcelor Board and Mr. Lakshmi N. Mittal is the President of the Arcelor Board. The Arcelor Board of Directors will remain the same following the consummation of the merger.

Lakshmi N. Mittal, 56, is the President of the Board of Directors and Chief Executive Officer of Arcelor and is Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal. He is the founder of Mittal Steel and has been responsible for its strategic direction and development. He is also a non-executive director of Mittal Steel South Africa, an executive committee member of the International Iron and Steel Institute, a member of the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the World Economic Forum’s International Business Council, a director of ICICI Bank Ltd. and is on the Advisory Board of the Kellogg School of Management in the United States. At the end of 2006,

Mr. Mittal was named Man of the Year by the Financial Times, Business Person of 2006 by The Sunday Times, Gewinner 2006 for Die Welt, and Newsmaker of the Year by Time magazine. Mr. Mittal was awarded Fortune magazine’s “European Businessman of the Year 2004” and was named “Entrepreneur of the Year” by The Wall Street Journal in 2004. He was previously named Steel Maker of the Year in 1996 by New Steel, a leading industry publication, and was awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. The award was presented by American Metal Market and World Steel Dynamics. Mr. Mittal has been chosen for the 2007 Dwight D. Eisenhower Global Leadership Award.

Joseph Kinsch, 73, has been the Chairman of the Board of Directors of Arcelor since 2002. He is currently President of the Board of Directors of ArcelorMittal. He has been Chairman of the Appointments and Remunerations Committee of Arcelor since 2002. At the helm of Luxembourg-based steelmaker Arbed, he has been one of the key consolidators in the global steel industry in recent decades, first by reshaping Arbed’s strategy and steering its growth, notably in Europe and Brazil, then by assuming a significant role in the three-way merger of European steel companies which resulted in Arcelor, and recently by negotiating the merger between Arcelor and Mittal Steel. Mr. Kinsch joined Arbed in 1961 at its Burbach (Saar, Germany) plant. A year later, he moved to the company’s headquarters in Luxembourg. There, he held various financial (accounting and finance) and industrial (steel-processing) positions. In 1975, he was named Director of Accounting and Finance, then head of steel processing firms in 1978. He joined the Arbed management board in 1985 and was named Chief Executive Officer in 1992 and Chairman of the Board of Directors in 1993. In 1998, he withdrew from daily management, but retained his position as Chairman. In 2002, at the creation of Arcelor, he was chosen to chair the Board of Directors of the new company. Mr. Kinsch is also Président honoraire of the Union of Luxembourg Enterprises, Président honoraire of the Chamber of Commerce of the Grand-Duchy of Luxembourg and Honorary Consul of Brazil in Luxembourg. He holds a Master’s degree in Economics and is a Doctor of Humane Letters, honoris causa, from the Sacred Heart University of Luxembourg.

Vanisha Mittal Bhatia, 26, was appointed as a member of the LNM Holdings Board of Directors in June 2004. Mrs. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004. She has a Bachelor of Arts degree in Business Administration from the European Business School and has completed corporate internships at Mittal Shipping Limited, Mittal Steel Hamburg GmbH and an Internet-based venture capital fund. She is the daughter of Mr. Lakshmi N. Mittal.

Narayanan Vaghul, 70, has 49 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 16 years and of ICICI Bank Ltd. for the last two years. Prior to that, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Apollo Hospitals Limited and Himatsingka Seide Limited.

Wilbur L. Ross, Jr., 69, has served as the Chairman of the ISG Board of Directors since ISG’s inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Ohizumi Manufacturing Company in Japan, Chairman of International Textile Group, International Coal Group and Marquis Who’s Who, Inc. in the United States, and Chairman of Insuratex, Ltd. in Bermuda. Mr. Ross is a board member of the Turnaround Management Association and Nikko Electric Co. in Japan, Tong Yang Life Insurance Co. in Korea, and Syms Corp., Clarent Hospital Corp. and News Communications Inc. in the United States. He is also Director of IAC Acquisition Corporation, Ltd. in the United Kingdom, Compagnie Européenne de Wagons SARL in Luxembourg, Oxford Automotive in

Denmark and Safety Components International in the United States. He is Director of the Japan Society and of the Yale School of Management. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was also Chairman of the Smithsonian Institution National Board.

Lewis B. Kaden, 64, has approximately 38 years of experience in corporate governance, dispute mediation, labor and employment law and economic policy. He is currently Vice Chairman and Chief Administrative Officer of Citigroup Inc. Prior to that, he was a partner at the law firm of Davis Polk & Wardwell, and served as counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia’s Center for Law and Economic Studies. He served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and the moderator of the Business-Labor Dialogue. Mr. Kaden is a graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University.

François H. Pinault, 70, is the founder and former president of the Artemis Group and PPR. The Artemis Group is a €25 billion global investment holding company with wide-ranging interests, including 42% of the listed company PPR. PPR includes retail brands, such as FNAC, La Redoute, Le Printemps and Conforama, and luxury brands, such as Gucci Group, which includes Gucci, Bottega Veneta, Yves Saint Laurent, Boucheron and Balenciaga. Artemis also owns Chateau Latour vineyard in France and Christie’s auction house. Mr. Pinault also owns insurance and media businesses and holds minority shares in the French group Bouygues. Mr. Pinault serves on the Board of Directors of Financière Pinault and Artemis.

José Ramón Álvarez Rendueles, 66, is Vice-Chairman of the Board of Directors and President of the Audit Committee of Arcelor. He has extensive experience in the financial, economic and industrial sectors. He was former Governor of the Bank of Spain and President of the Bank Zaragozano. He is President of the Board of Directors of Arcelor España, Peugeot España and Pirelli España. He is also a professor of public finance at the Universidad Autónoma de Madrid, the President of the Prince of Asturias Foundation and a Director of Gestavisíon Telecinco S.A.

Sergio Silva de Freitas, 63, has 40 years of experience in the financial sector. He is President of the Board of Directors and of the Audit, Appointments and Remunerations Committees of Arcelor Brasil. After several years spent in high-ranking positions in important financial institutions in London and in Washington, he became Senior Vice-President of Banco Itaù and is now a member of the International Advisory Board of Banco Itaù, Sao Paulo, Brazil. He has a bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil.

Georges Schmit, 53, is a member of the Board of Directors of ArcelorMittal and Arcelor as a representative of the Luxembourg State. He is Director General at the Ministry of the Economy and Foreign Trade and a Member of the Board of Economic Development of the Grand-Duchy of Luxembourg. He is also Vice-Chairman of the Société Nationale de Crédit et d’Investissement (SNCI) and of the Entreprise des Postes et Télécommunications, Luxembourg and a Director of SES Global S.A., Banque et Caisse d’Epargne de l’Etat, Luxembourg and Paul Wurth S.A. Since 2000, he has been the representative of Luxembourg on the Enterprise Policy Group, an advisory body to the European Commission. Mr. Schmit holds a Master of Arts degree in Economics from the University of Michigan.

Edmond Pachura, 72, has 40 years of experience in the industrial sector. He is Chairman of the Union des Négociants en Aciers Spéciaux (UNAS), Paris. Previously, he was a Director of Renault and the CEO of Sollac. Mr. Pachura has also been a member of the Board of Directors of Charbonnages de France since 1997 and of the SNCF (Société Nationale des Chemins de Fer) since 1998.

Michel Angel Marti, 59, is a member of the Board of Directors of ArcelorMittal and Arcelor as a representative of the employees. He is a former Secretary of the Conféderation Française Démocratique du Travail (CFDT) union, Broye, France.

Manuel Fernández López, 60, is a member of the Board of Directors of ArcelorMittal and Arcelor as a representative of the employees. He is also Secretary General of the Metal, Construcción y Afines de UGT union, Federación Estatal (M.C.A.-U.G.T.), Madrid, Spain.

Jean-Pierre Hansen, 58, is a member of the Board of Directors of ArcelorMittal and Arcelor as a representative of the Wallonia region. He is also Vice-Chairman of the Executive Committee and Senior Executive Vice-President of SUEZ, with responsibility for Operations. He entered the electricity and gas sector in 1975. Since January 1, 2005, Mr. Hansen has been Vice-Chairman and CEO of Electrabel, a role he previously held from 1992 to March 1999. Since March 1999, he has also held the position of Chairman of the Executive Committee of Electrabel. He is also CEO of SUEZ-Tractebel, Chairman of Fabricom and Director of Distrigas, Fluxys, AGBAR and ACEA, Vice-Chairman of the Federation of Enterprises in Belgium, and associate professor of economics at the UCL and at the Ecole Polytechnique (Paris). Mr. Hansen holds a master’s degree in electrical engineering, a degree in economics and a doctorate in engineering.

John O. Castegnaro, 61, is a member of the ArcelorMittal and Arcelor Board of Directors and has been a member of the Board of Directors of Arcelor as a representative of the employees since 2002. He is a member of the Luxembourg Parliament and Honorary Chairman of trade-union Onhofhängege Gewerkschaftsbond Lëtzebuerg (OGB-L).

Antoine Spillmann, 43, is a member of the Board of Directors of ArcelorMittal and Arcelor as a representative of Corporación JMAC B.V. After several years spent in different banks, mainly in the United Kingdom, he is now Asset Manager and executive partner at the firm Bruellan, an asset management company based in Geneva.

H.R.H. Prince Guillaume de Luxembourg, 43, is a member of the Board of Directors of ArcelorMittal and Arcelor. He worked for six months at the International Monetary Fund in Washington and spent two years at the Commission of European Communities in Brussels. He studied at Oxford University in the United Kingdom and graduated from Georgetown University in the United States.

Romain Zaleski, 73, graduated from the Ecole Polytechnique and from the Ecole des Mines de Paris (Mining School). He then served as a technical consultant in the public service, in particular at the Ministry of Industry. After leaving the public service, he was appointed as a managing director in several groups related to industry and to banking. In 1984, he settled in Italy and dedicated himself to the reorganization and the development of the Carlo Tassara SpA group, a leading group operating in the sectors of heavy industry, steel industry, ironworks, metallurgy and production of electric power. He led the Carlo Tassara group to its current position, with the holding of interests in the banking sector in Mittel, Banca Intesa, Banca Lombarda and Generali, as well as in the industrial sector, in Eramet and ArcelorMittal. A managing director of the Carlo Tassara group and of Banca Lombarda, one of the top ten Italian banks, from 2003 to 2005, Mr. Zaleski was also chairman of Italenergia Bis, a holding company of the Edison Group, the second largest producer of electric power in Italy.

Senior Management

The current members of ArcelorMittal and Arcelor’s senior management, who will remain in their roles after effectiveness of the merger with ArcelorMittal, are as set forth below, along with each member’s age and position.

Name	Age(1)	Position

Bhikam Agarwal	54	Executive Vice President, Responsible for Financial Controlling and Reporting
Alain Bouchard	60	Executive Vice President, Responsible for Purchasing function on a Worldwide basis
Vijay Bhatnagar	59	Executive Vice President, Responsible for Flat Eastern Europe
Jose Armando Campos	58	Executive Vice President, Responsible for Flat South America
Narendra Chaudhary	62	Executive Vice President, Responsible for Carbon Steel Asia, Mediterranean, Black Sea Basin
Davinder Chugh	50	Senior Executive Vice President, Responsible for Shared Services
Christophe Cornier	54	Executive Vice President, Responsible for Flat Europe
Philippe Darmayan	54	Executive Vice President, Responsible for Arcelor Mittal Steel Solutions & Services (AM3S)
Bernard Fontana	45	Executive Vice President, Responsible for Human Resources
Jean-Yves Gilet	50	Executive Vice President, Responsible for Stainless Steel Worldwide
Pierre Gugliermina	55	Executive Vice President, Chief Technology Officer, Responsible for Health and Safety
Sudhir Maheshwari	43	Executive Vice President, Responsible for Finance and M&A
Aditya Mittal	30	Chief Financial Officer, Member of the Group Management Board, Flat Products Americas
Lakshmi N. Mittal	56	Chief Executive Officer, Member of the Group Management Board
Malay Mukherjee	58	Member of the Group Management Board, Stainless, Mining, Asia & Africa
Carlo Panunzi	57	Executive Vice President, Responsible for Long Americas
Michael Pfitzner	57	Executive Vice President, Responsible for Commercial Co-ordination
Gerhard Renz	59	Executive Vice President, Responsible for Long Europe
Michael Rippey	49	Executive Vice President, Responsible for USA
Lou Schorsch	57	Executive Vice President, Responsible for Flat Americas
Bill Scotting	48	Executive Vice President, Responsible for Performance Enhancement
Gonzalo Urquijo	45	Member of the Group Management Board, Responsible for Long Products, Distribution and Wire Drawing
André van den Bossche	63	Executive Vice President, Responsible for Marketing
Michel Wurth	52	Member of the Group Management Board, Responsible for Flat Products Europe, Global Auto, Plates and R&D

(1)	Age as of December 31, 2006.

The business address of each of the members of ArcelorMittal’s senior management is ArcelorMittal’s registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg (which is the same registered office as Arcelor).

Bhikam Agarwal, Executive Vice President, Responsible for Financial Controlling and Reporting: Bhikam Agarwal has been the Managing Director, Controlling of Mittal Steel and has over 30 years of experience in steel and related industries. He has held various senior executive positions within Mittal Steel and was previously Chief Financial Officer after its formation as Ispat International. He has been responsible for the financial strategy of Mittal Steel and has been a co-ordinator of its prior activities in the capital markets. Mr. Agarwal has also led the finance and accounting functions of Ispat International across all its operating subsidiaries.

Vijay Bhatnagar, Executive Vice President, Responsible for Flat Eastern Europe: Prior to his current assignment, Vijay Bhatnagar was Chief Executive Officer of Mittal Steel Poland from June 2005. Prior to that he was Chief Operating Officer of Mittal Steel Temirtau after a term as Managing Director of Mittal Steel Lazaro Cardenas (from October 2002). He has over 34 years of experience in line and staff functions in Aluminum and Electronics industries in India working for INDAL (subsidiary of ALCAN) as Vice President-HR, Environment and Community Development and AT&S INDIA (subsidiary of AT&S Austria) as Managing Director and Chief Spokesperson. Mr. Bhatnagar holds a bachelor degree in Metallurgical Engineering and is an alumnus of AMP of Harvard Business School.

Alain Bouchard, Executive Vice President, Responsible for Purchasing function on a Worldwide basis: Alain Bouchard has been Arcelor’s Executive Vice President Purchasing since 2004. Prior to that he was in charge, at Arcelor and Usinor, of the Cockerill-Sambre works in Liège, Belgium and at Sollac Lorraine. From 1993 to 1999, he held various positions in production planning, customer services, information systems-information technology, and reengineering of support functions within Usinor’s Flat Carbon Steel business in Paris. From 1989 to 1993, he worked at Usinor’s Fos-sur-Mer plant, after joining the IRSID Steel Research and Development Institute in 1973. Mr. Bouchard is an IT engineer, a graduate of the Ecole Nationale Supérieure d’Informatique et Mathématiques Appliquées de Grenoble, and a Physics engineer, with a degree from Ecole Nationale Supérieure de Physique de Grenoble.

Jose Armando Campos, Executive Vice President, Responsible for Flat South America: Jose Armando Campos has been the President and officer in charge of the Flat Steel Business Area at Arcelor Brasil and President and CEO of CST since 1997. Prior to that, he worked in mining development and metallurgical areas at the Companhia Vale do Rio Doce from 1974 to 1992. Mr. Campos has been a member of the Brazilian Metallurgy and Materials Society since 1972 and the Board of Directors of the Brazilian Business Council for Sustainable Development. Mr. Campos is also a member of the Board of Directors of Acesita. He is a mining engineer, with a degree from the Federal University of Ouro Preto.

Narendra Chaudhary, Executive Vice President, Responsible for Carbon Steel Asia, Mediterranean, Black Sea Basin: Narendra Chaudhary was appointed CEO of Mittal Steel’s Ukrainian operation in January 2006. Prior to that, Mr. Chaudhary was Director, Operations and Maintenance for Mittal Steel. Mr. Chaudhary joined Mittal Steel in 1993 at its Mexican operations and has held a number of positions at Mittal Steel since then, including as CEO of Mittal Steel Galati in Romania and CEO of Mittal Steel’s operations in Kazakhstan. Mr. Chaudhary possesses over 39 years of experience in a variety of technical and managerial functions in the steel industry. He worked at Steel Authority of India Limited plants in various capacities for 28 years. Mr. Chaudhary has a Bachelor’s degree in engineering from Bihar Institute of Technology, India.

Davinder Chugh, Senior Executive Vice President, Responsible for Shared Services: Davinder Chugh, previously CEO of Mittal Steel South Africa, has over 25 years experience in the steel industry, particularly in materials purchasing, logistics, warehousing and shipping. Mr. Chugh also was Commercial Director at Mittal Steel from 2002 to 2006. Before joining Mittal Steel South Africa, he was Vice President of purchasing at Mittal Steel Europe. Mr. Chugh joined Mittal Steel in 1995 and since then has successfully integrated the materials management functions at newly acquired plants in Hamburg, Duisburg, France, Romania and Algeria. Prior to that, he held several senior positions at the Steel Authority of India Limited in New Delhi, India. He holds degrees in science and law and has a Masters of Business Administration.

Christophe Cornier, Executive Vice President, Responsible for Flat Europe: Christophe Cornier has been responsible for Arcelor’s flat products activities in Europe and for its worldwide automotive sector since December 2005, when he was appointed a member of the Arcelor’s Management Committee. In June 2005, he was appointed head of Arcelor’s Client Value Team. At the creation of Arcelor in 2002, he was named Executive Vice-President of FCS Commercial Auto. Before that, he was CEO of Sollac Méditerranée. In 1998, he was appointed CEO of La Magona, after joining Sollac Packaging as Managing Director in 1993. In 1985 he joined Usinor, where he was Business Development Director and Chief Controller of Sollac. He began his career with the French Ministry of Industry, which he left as a Deputy Director. Mr. Cornier is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris.

Philippe Darmayan, Executive Vice President, Responsible for Arcelor Mittal Steel Solutions & Services (AM3S): Philippe Darmayan has been Executive Vice President in charge of Arcelor Steel Solutions and Services since January 2005. Before that, he was CEO of Ugine & Alz. A graduate of the French business school HEC, Mr. Darmayan joined Arcelor to lead the transformation of Ugine & Alz in 2002. Prior to that, he held various management positions in the aluminum businesses of Pechiney Group, which he joined in 1996, and was a plant director and managing director of Franco-Belge de Fabrication de Combustibles, a subsidiary of Framatome.

Bernard Fontana, Executive Vice President, Responsible for Human Resources: Bernard Fontana joined Arcelor in September 2004 as Flat Carbon Steel Program Office Executive manager and was appointed as Arcelor Flat Carbon Europe Executive Vice President/People and Development in July 2005. Prior to that, he worked at the Chemical Group SNPE for 18 years, including as SNPE’s North American Director and as Executive Vice President of SNPE. Mr. Fontana graduated from the Ecole Polytechnique and the Ecole Nationale Supérieure des Techniques Avancées in Paris.

Jean-Yves Gilet, Executive Vice President, Responsible for Stainless Steel Worldwide: Jean-Yves Gilet has been advisor to the CEO with responsibility for Arcelor’s stainless steel business worldwide since December 2005, in charge of preparing and implementing the strategic reorganization of this business. Prior to that, he was Senior Executive Vice President of Arcelor in charge of the stainless steel sector, a position he held since the creation of Arcelor in 2002. In 1999, he became a member of the Usinor executive committee. In 1998, he was named Chairman and CEO of Acesita in Brazil. He joined Usinor in 1990 and, between 1991 and 1998, held management positions at the Imphy, Ugine-Savoie and Sprint Métal stainless businesses. Prior to that, he was cabinet head for the Regional Development and Minister in France. Mr. Gilet, an engineering graduate of the Ecole Polytechnique (Corps des Mines), began his career in 1981 at the Industry Ministry, before joining DATAR, the regional development agency.

Pierre Gugliermina, Executive Vice President, Chief Technology Officer, Responsible for Health and Safety: Pierre Gugliermina is a French engineer graduated from CENTRALE PARIS School in 1974. His career has been fully devoted to the steel industry. After joining the steel plant of Fos-Sur-Mer as a metallurgist he was successively appointed as General Manager of the steelmaking section of Fos, Managing Director of Sidmed in Spain, CEO of Sollac Atlantique and co-leading manager in the Flat Products South of Europe business unit of Arcelor. He thereafter took responsibility for the Industrial Operational Direction of the Arcelor European Flat Business Unit. Mr. Gugliermina was recently in charge of the Downstream Operations in the Flat Carbon West Europe Business Unit.

Sudhir Maheshwari, Executive Vice President, Responsible for Finance and M&A: Sudhir Maheshwari was previously the Managing Director, Business Development and Treasury of Mittal Steel and has 20 years of experience in steel and related industries. He was the Chief Financial Officer of LNM Holdings from January 2002 until its merger with Ispat International in December 2004. He has played an integral role in all the recent acquisitions by Mittal Steel, including turnaround and integration activities, and in various corporate finance and capital market projects, including Mittal Steel’s initial public offering in 1997. He also held the positions of Chief Financial Officer at Mittal Steel Europe, Mittal Steel Germany and Mittal Steel Point Lisas, and was Director of Finance and Mergers & Acquisitions at Mittal Steel. Mr. Maheshwari has worked for Mittal Steel for 18 years. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta, and a Fellow Member of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Aditya Mittal, CFO, Member of the Group Management Board, Responsible for Flat Products Americas: Aditya Mittal held the position of President and CFO of Mittal Steel from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within Mittal Steel. In addition to these responsibilities Aditya Mittal was appointed Head of Mergers and Acquisitions for Mittal Steel in 1999. In this role, he led Mittal Steel’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and, most recently, the United States. This led to Mittal Steel’s emergence as the world’s largest and most global steel producer, growing its steel-making capacities fourfold. These acquisitions included Kryvorizhstal in Ukraine, Polskie Huty Stali in Poland, Nova Hut in Czech Republic, Sidex in Romania, Annaba in Algeria, Iscor in South Africa, and International Steel Group in the United States. Aditya Mittal holds a Bachelor’s Degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School of the University of Pennsylvania, from which he graduated magna cum laude. Aditya Mittal is the son of Lakshmi N. Mittal.

Malay Mukherjee, Member of the Group Management Board, Responsible for Stainless, Mining, Asia & Africa: Mr. Mukherjee has over 30 years of experience in a variety of technical and commercial functions in the steel industry, including iron ore mining, project implementation, materials management and steel plant operations. He joined the LNM Group in 1993 from the Steel Authority of India Limited, where his last position was as Executive Director (Works) at the Bhilai Steel Plant, the largest integrated steel plant in India, with a production capacity of approximately four million tonnes. Mr. Mukherjee has a Master’s degree in mining from the USSR State Commission in Moscow and a Bachelor of Science degree from the Indian Institute of Technology in Kharagpur, India. Mr. Mukherjee has completed an advanced management program conducted by the Commonwealth Secretariat in joint association with University of Ottawa, Canada and the Indian Institute of Management, Ahmedabad. Mr. Mukherjee joined Ispat Karmet in 1996 from Ispat Mexicana, where he was Managing Director. He joined Ispat Europe as President and CEO in June 1999. Formerly the President and Chief Operating Officer of Ispat International N.V., Mr. Mukherjee became Chief Operating Officer of Mittal Steel in October 2004. Mr. Mukherjee is a recipient of the MECON Award from the Indian Institute of Metals.

Carlo Panunzi, Executive Vice President, Responsible for Long Americas: Carlo Panunzi was previously Senior Executive Vice President of Arcelor Brasil, in charge of Long Products and Distribution. In 2002, Carlo Panunzi became the President of Belgo Mineira, a company he had joined in 1999 and where he was, among other positions, Managing Director of the Piracicaba plant in the state of São Paulo. Before that, he held several positions at Arbed, which he joined in 1973 as an engineer at the Differdange plant’s rolling line.

Michael Pfitzner, Executive Vice President, Responsible for Commercial Co-ordination: Michael Pfitzner joined Mittal Steel as Director of Marketing in February 2006. He has over 25 years of extensive industry experience in commercial functions with several steel companies, including Mannesmann, Saarstahl, Krupp Thyssen Stainless and Salzgitter. At Salzgitter, where he worked for nearly five years, Mr. Pfitzner was a member of the Executive Board responsible for Sales and Distribution. Mr. Pfitzner has a degree in economics from the University of Bonn, Germany.

Gerhard Renz, Executive Vice President, Responsible for Long Europe: Gerhard Renz has been the Chief Operating Officer of Mittal Steel Europe and has over 32 years of experience in the steel industry. Mr. Renz formerly worked as the Managing Director of Mittal Steel Hamburg. He is a Board Member of Verein Deutscher Eisenhüttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute. He holds a Bachelor’s degree in Engineering.

Michael G. Rippey, Executive Vice President, Responsible for USA: Michael Rippey was elected in August 2006 as President and Chief Executive Officer of Mittal Steel USA. Previously, he had been Mittal Steel USA’s Executive Vice-President, Sales & Marketing since April 2005, with direct responsibility for all sales and marketing of light flat-rolled and plate products. Mr. Rippey had been Executive Vice-President, Commercial and Chief Financial Officer at Ispat Inland since January 2004 and an officer of Mittal Steel USA since June 1998. He has a Bachelor’s degree in marketing from Indiana University, Bloomington, a Master’s degree in banking and finance from Loyola University, Chicago and a Master of Business Administration from the University of Chicago.

Lou Schorsch, Executive Vice President, Responsible for Flat Americas: Lou Schorsch was elected in August 2006 as President and Chief Executive Officer of Flat Americas. Previously, he had been Chief Executive Officer of Mittal Steel USA since the merger between Mittal Steel and ISG in October 2004. Prior to that, Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland, where he was responsible for significant improvements in its operational performance. Dr. Schorsch has over 25 years of experience in consulting and managerial roles primarily relating to the steel industry. Prior to joining Ispat Inland in October 2003, he held various senior positions in the consulting and e-commerce sectors. Most recently he was President and Chief Executive Officer of GSX.Com and a Principal at McKinsey & Company where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of its metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has co-authored a book on steel entitled Upheaval in a Basic Industry.

Bill Scotting, Executive Vice President, Responsible for Performance Enhancement: Bill Scotting joined Mittal Steel in September 2002 to lead its performance enhancement activities. Formerly an Associate Principal at McKinsey & Company, Mr. Scotting has 20 years of experience in the steel industry in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete United Kingdom, Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science degree in metallurgy from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metallurgy Prize for Metallurgy, and a Masters of Business Administration (with distinction) from Warwick Business School in the United Kingdom.

Gonzalo Urquijo, Member of the Group Management Board, Responsible for Long Products, Distribution and Wire Drawing: Gonzalo Urquijo, previously Senior Executive Vice President and Chief Financial Officer of Arcelor, was responsible for the following functions: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions & Services and other activities. Mr. Urquijo also held several other positions within Arcelor and in this sector, including Deputy Senior Executive Vice President and head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as Chief Financial Officer, later becoming Co-Chief Executive Officer. Mr. Urquijo has degrees in economics and political science from Yale University and holds a Masters of Business Administration from the Instituto de Empresa in Madrid.

André van den Bossche, Executive Vice President, Responsible for Marketing: André van den Bossche has been Arcelor’s Executive Vice President Commercial Worldwide Optimisation since 2005. Prior to that, he was Managing Director of Arcelor’s Flat Carbon Steel commercial organization from 2002 to 2005, Managing Director at the Aceralia Sidstahl Ibérica and Sidstahl sales organizations from 1995 to 2001, and sales director at TradeArbed Luxembourg from 1986 to 1995. At Sidmar (Ghent), which he joined in 1970, he was Vice President of the Commercial and Customer Relations Department, General Manager of the cold rolling mill and production and management engineer at the cold rolling mill. Mr. van den Bossche is a civil engineer and graduated from the Universities of Louvain and Ghent.

Michel Wurth, Member of the Group Management Board, Responsible for Flat Products Europe, Global Auto, Plates and R&D: Michel Wurth was previously Vice President of the Group Management Board and Deputy Chief Executive Officer of Arcelor, and was responsible for Flat Carbon Steel Europe & Auto, Flat Carbon Steel Brazil, Coordination Brazil, Coordination Heavy Plate, R&D and NSC Alliance. The merger of Aceralia, Arbed and Usinor which led to the creation of Arcelor in 2002 saw Mr. Wurth appointed as Senior Executive Vice President and Chief Financial Officer of Arcelor, with responsibility over Finance and Management by Objectives. Mr. Wurth joined Arbed in 1979 and held a variety of positions, including Secretary of the Board of Directors, head of the Arbed subsidiary Novar and Corporate Secretary, before joining the Arbed Group Management Board and becoming Chief Financial Officer in 1996. He was named Executive Vice President of Arbed in 1998. Mr. Wurth holds a law degree from the University of Grenoble, a political science degree from the Institut d’Etudes Politiques de Grenoble and a Master of Economics degree from the London School of Economics.

Board Compensation

The members of the ArcelorMittal Board of Directors have not received any compensation for their services to date. The total annual compensation of the members of Mittal Steel’s (as the predecessor entity to ArcelorMittal) Board of Directors (who, except as noted below, are the same as the current members of the Arcelor Board of Directors) for 2005 and 2006 was as follows:

	Year Ended December 31,
	2005	2006
	(Amounts in $ thousands except option information)

Base salary and/or directors fees	$4,369	$3,760
Short-term performance-related bonus	—	3,288
Long-term incentives (number of options)	235,000	175,000

The annual compensation of the members of Mittal Steel’s Board of Directors was as follows:

			2005	2006	2005	2006
			Short-term	Short-term	Long-term	Long-term
			Performance	Performance	Number	Number
	2005	2006	Related	Related	of Options	of Options
	(Amounts in $ thousands except option information)

Lakshmi N. Mittal	$2,194	$2,005	—	1,677	100,000	100,000
Aditya Mittal(1)	1,245	942	—	1,611	75,000	75,000
Vanisha Mittal Bhatia	18	23	—	—	—	—
Malay Mukherjee(2)	311	—	—	—	60,000	—
Narayanan Vaghul	109	139	—	—	—	—
Ambassador Andrés Rozental(3)	134	142	—	—	—	—
Fernando Ruiz Sahagun(4)	22	—	—	—	—	—
Muni Krishna T. Reddy(5)	110	119	—	—	—	—
René Lopez(6)	74	82	—	—	—	—
Wilbur L. Ross, Jr.(7)	73	105	—	—	—	—
Lewis B. Kaden(8)	79	123	—	—	—	—
François H. Pinault(9)	—	80	—	—	—	—
Joseph Kinsch(10)	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(11)	—	—	—	—	—	—
Sergio Silva de Freitas(12)	—	—	—	—	—	—
Georges Schmit(13)	—	—	—	—	—	—
Edmond Pachura(14)	—	—	—	—	—	—
Michel Angel Marti(15)	—	—	—	—	—	—
Manuel Fernández López(16)	—	—	—	—	—	—
Jean-Pierre Hansen(17)	—	—	—	—	—	—
John Castegnaro(18)	—	—	—	—	—	—
Antoine Spillmann(19)	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg(20)	—	—	—	—	—	—
Romain Zaleski(21)	—	—	—	—	—	—

Total	4,369	3,760	—	3,288	235,000	175,000

(1)	Mr. A. Mittal resigned from Mittal Steel’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of Mittal Steel. His compensation is included only for the period from January 2006 to October 2006.

(2)	Mr. Mukherjee resigned from Mittal Steel’s Board of Directors on April 12, 2005, but continued in his role as Chief Operating Officer of Mittal Steel. His compensation is included only for the period from January 2005 to March 2005.

(3)	Mr. Rozental resigned from Mittal Steel’s Board of Directors on October 30, 2006.

(4)	Mr. Ruiz resigned from Mittal Steel’s Board of Directors on April 12, 2005.

(5)	Mr. Reddy resigned from Mittal Steel’s Board of Directors on October 30, 2006.

(6)	Mr. Lopez resigned from Mittal Steel’s Board of Directors on October 30, 2006.

(7)	Mr. Ross was elected to Mittal Steel’s Board of Directors on April 12, 2005.

(8)	Mr. Kaden was elected to Mittal Steel’s Board of Directors on April 12, 2005.

(9)	Mr. Pinault was elected to Mittal Steel’s Board of Directors on June 30, 2006.

(10)	Mr. Kinsch was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(11)	Mr. Álvarez-Rendueles Medina was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(12)	Mr. Silva de Freitas was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(13)	Mr. Schmit was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(14)	Mr. Pachura was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(15)	Mr. Marti was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(16)	Mr. Fernández López was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(17)	Mr. Hansen was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(18)	Mr. Castegnaro was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(19)	Mr. Spillmann was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(20)	HRH Prince Guillaume de Luxembourg was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(21)	Mr. Zaleski was elected to Mittal Steel’s Board of Directors on October 30, 2006.

The members of Arcelor’s Board of Directors who were appointed to Mittal Steel’s Board of Directors on October 30, 2006 did not receive compensation in 2006 in their capacity as members of the latter. They did receive compensation, however, in 2006 in their capacity as members of Arcelor’s Board of Directors. This compensation, consisting of a flat fee and attendance fees, was as follows: Joseph Kinsch (€246,609), José Ramón Álvarez-Rendueles Medina (€216,603), Sergio Silva de Freitas (€131,927), Georges Schmit (€143,697), Edmond Pachura (€155,097), Michel Angel Marti (€131,327), Manuel Fernández López (€118,952), Jean-Pierre Hansen (€145,675), John Castegnaro (€131,652), Antoine Spillmann (€119,074), HRH Prince Guillaume de Luxembourg (€134,097) and Romain Zaleski (€26,835).

As of December 31, 2005 and 2006, Mittal Steel did not have outstanding any loans or advances to members of its Board of Directors, and, as of December 31, 2006, Mittal Steel had not given any guarantees for the benefit of any member of its Board of Directors.

The following table provides a summary of the options outstanding and the exercise of the options granted to Mittal Steel’s Board of Directors (in 2001, 2003 and 2004, no options were granted to members of Mittal Steel’s Board of Directors):

Weighted
Average
	Granted	Granted	Granted	Granted	Granted		Exercise
	in 1999	in 2000	in 2002	in 2005	in 2006	Total	Price

Lakshmi N. Mittal	80,000	80,000	80,000	100,000	100,000	440,000	$18.35
Aditya Mittal(1)	7,500	7,500	25,000	75,000	75,000	190,000	$25.78
Vanisha Mittal Bhatia	—	—	—	—	—	—	—
Malay Mukherjee(2)	40,000	40,000	50,000	60,000	—	190,000	$13.99
Narayanan Vaghul(3)	—	—	—	—	—	—	—
Ambassador Andrés Rozental(4)(5)	—	—	—	—	—	—	—
Fernando Ruiz Sahagun(6)(7)	—	—	3,333	—	—	3,333	$2.26
Muni Krishna T. Reddy(8)	—	—	—	—	—	—	—
René Lopez(9)	—	—	—	—	—	—	—
Wilbur L. Ross(10)	—	—	—	—	—	—	—
Lewis B. Kaden(11)	—	—	—	—	—	—	—
François H. Pinault(12)	—	—	—	—	—	—	—
Joseph Kinsch(13)	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(14)	—	—	—	—	—	—	—
Sergio Silva de Freitas(15)	—	—	—	—	—	—	—
Georges Schmit(16)	—	—	—	—	—	—	—
Edmond Pachura(17)	—	—	—	—	—	—	—
Michel Angel Marti(18)	—	—	—	—	—	—	—
Manuel Fernández López(19)	—	—	—	—	—	—	—
Jean-Pierre Hansen(20)	—	—	—	—	—	—	—
John Castegnaro(21)	—	—	—	—	—	—	—
Antoine Spillmann(22)	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg(23)	—	—	—	—	—	—	—
Romain Zaleski(24)	—	—	—	—	—	—	—
Total	127,500	127,500	158,333	235,000	175,000	823,333	$18.99
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.755	—	—
Term (in years)	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	—	—

(1)	Mr. A. Mittal resigned from Mittal Steel’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of Mittal Steel.

(2)	Mr. Mukherjee resigned from Mittal Steel’s Board of Directors on April 12, 2005, but continued in his role as Chief Operating Officer of Mittal Steel.

(3)	Mr. Vaghul exercised all his vested options in 2005.

(4)	Mr. Rozental resigned from Mittal Steel’s Board of Directors on October 30, 2006.

(5)	Mr. Rozental exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002 which were exercised in 2006.

(6)	Mr. Ruiz resigned from Mittal Steel’s Board of Directors on April 12, 2005.

(7)	Mr. Ruiz exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002.

(8)	Mr. Reddy resigned from Mittal Steel’s Board of Directors on October 30, 2006.

(9)	Mr. Lopez resigned from Mittal Steel’s Board of Directors on October 30, 2006.

(10)	Mr. Ross was elected to Mittal Steel’s Board of Directors on April 12, 2005.

(11)	Mr. Kaden was elected to Mittal Steel’s Board of Directors on April 12, 2005.

(12)	Mr. Pinault was elected to Mittal Steel’s Board of Directors on June 30, 2006.

(13)	Mr. Kinsch was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(14)	Mr. Álvarez-Rendueles Medina was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(15)	Mr. Silva de Freitas was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(16)	Mr. Schmit was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(17)	Mr. Pachura was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(18)	Mr. Marti was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(19)	Mr. Fernández López was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(20)	Mr. Hansen was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(21)	Mr. Castegnaro was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(22)	Mr. Spillmann was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(23)	HRH Prince Guillaume de Luxembourg was elected to Mittal Steel’s Board of Directors on October 30, 2006.

(24)	Mr. Zaleski was elected to Mittal Steel’s Board of Directors on October 30, 2006.

The total annual compensation of Mittal Steel’s senior management (who were the same as Arcelor’s senior management as of December 31, 2006) for 2006 was $16 million in base salary and $21 million in short-term performance related bonuses. As of December 31, 2006, approximately $2.0 million was accrued by Mittal Steel to provide pension benefits to its senior management. During 2006, no loans or advances to Mittal Steel’s senior management were outstanding. As of December 31, 2005, $0.2 million of such loans was outstanding, which was also the maximum amount outstanding during 2005.

Options were granted to senior management for 2005 and 2006 in accordance with the Mittal Steel Global Stock Option Plan described below.

Finally, none of the members of ArcelorMittal’s Board of Directors is a party to a contract with ArcelorMittal or any of its subsidiaries that provides benefits upon termination of employment.

Option Plans

The merger proposal provides that for each option to purchase or subscribe for ArcelorMittal shares granted under employee and director stock plans of ArcelorMittal (including those held by directors and senior management) option holders will receive one option of Arcelor, giving the holder the right to acquire, or subscribe, as the case may be, for one Arcelor share, at an exercise price equal to the exercise price of the corresponding ArcelorMittal option, on terms and conditions otherwise similar to those governing the ArcelorMittal options prior to the effective time of the merger (subject to any changes necessary to reflect the effectiveness of the merger).

In 2003, Arcelor established its International Stock Option Plan (the “Arcelor Stock Option Plan”). Options are granted at the discretion of the Arcelor’s Appointements and Remuneration Committee or its delegate. The allotment confers to the beneficiary the option of purchasing or subscribing for, at Arcelor’s choice, Arcelor shares under the terms laid down in the Arcelor Stock Option Plan rules. The options may be exercised over a period of a maximum of four years starting, at the earliest, three years after the allotment, depending on each country where the options are granted.

On June 30, 2003 Arcelor granted 1,300,000 options to a group of 73 executives at an exercise price of €9.94. Following the new issue of capital of July 27, 2004, the number of options was adjusted to 1,336,282 options and the exercise price was adjusted to €9.67. Options in the amount of 339,207 were allocated to the Group Management Board members. The options expire on June 30, 2010.

On June 30, 2004 Arcelor granted 1,180,000 options to a group of 91 executives at an exercise price of €13.48. Following the new issue of capital of July 27, 2004, the number of options was adjusted to 1,212,942 options and the exercise price was adjusted to €13.11. Options in the amount of 318,649 were allocated to the Group Management Board members. The options expire on June 30, 2011.

On June 30, 2005 Arcelor granted 1,135,000 options to a group of 69 executives at an exercise price of €16.17. Options in the amount of 330,000 were allocated to the Group Management Board members. The options expire on June 30, 2012.

The Arcelor Board of Directors approved on June 25, 2006, upon the recommendation of the Appointments and Remuneration Committee, a resolution to amend the Arcelor Stock Option Plan so as to allow the beneficiaries to exercise as from July 1, 2006 the stock options that were granted prior to June 25, 2006, and then possibly to sell the corresponding shares.

On June 30, 2006 Arcelor granted 1,135,000 options to a group of 91 executives at an exercise price of €34.43. Options in the amount of 170,000 were allocated to the Group Management Board members. The options expire on June 30, 2013.

As of December 31, 2006 there were 1,485,393 options outstanding under the Arcelor Stock Option Plan with an exercise price ranging from €9.67 to €34.43 per option. Of these 1,485,393 options, none were held by current members of the Arcelor Board of Directors and 386,116 were held by current members of Arcelor senior management.

In 1999, Mittal Steel, as the predecessor entity to ArcelorMittal, established the Mittal Steel Global Stock Option Plan (“MittalShares”), which is described more fully in Note 16 of the Mittal Steel Consolidated Financial Statements. Under the terms of MittalShares, ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its affiliates for up to 20,000,000 class A common shares (increased from 6,000,000 class A common shares to 10,000,000 class A common shares after shareholder approval in 2003 and increased from 10,000,000 shares to 20,000,000 class A common shares after shareholder approval in 2006). The exercise price of each option equals not less than the fair market value of Mittal Steel stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Mittal Steel’s Appointments, Remuneration and Corporate Governance Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 23, 2005, Mittal Steel granted 3,908,773 options to a group of key employees at an exercise price of $28.75. Of this option grant, 520,566 options (including 100,000 options granted to the Significant shareholder) were allocated to senior management. The options expire on August 23, 2015.

On September 1, 2006, Mittal Steel granted 3,999,223 options to a group of key employees at an exercise price of $33.755. Of this option grant, 550,300 options (including 100,000 options granted to the Significant shareholder) were allocated to senior management. The options expire on September 1, 2016.

On August 2, 2007, Mittal Steel granted 5,965,200 options to a group of key employees at an exercise price of $64.30. Of this option grant, 734,000 options (including 60,000 options granted to the Significant shareholder) were allocated to senior management. The options expire on August 2, 2017.

Pursuant to the terms of the first-step merger between Mittal Steel and ArcelorMittal, each option to purchase Mittal Steel shares granted under employee and director stock plans of Mittal Steel was converted into the right to acquire (or at ArcelorMittal’s option, subscribe) the same number of ArcelorMittal shares on the same terms and conditions as were applicable to such options prior to the merger.

Pursuant to the transitional provisions of IFRS 2, “Share-Based Payments”, only options granted after November 7, 2002 were recognized as an expense at their fair value. Mittal Steel determines the fair value of the options at the date of grant using the Black-Scholes model. The fair values for options and other share-based compensation is recorded as an expense in the consolidated income statement over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

The fair value of each option grant of Mittal Steel class A common shares (as predecessor to ArcelorMittal) is estimated on the date of grant using the Black-Scholes Model with the following weighted average assumptions used:

	Year of Grant
	2005	2006

Exercise price	28.75	33.76
Dividend yield	1.44%	1.45%
Expected annualized volatility	52%	60%
Discount rate — Bond equivalent yield	4.50%	4.63%
Weighted average share price	28.75	33.76
Expected life in years	6	6
Fair value of options (per share)	13	30

The status of MittalShares as of December 31, 2006 is summarized below:

			Weighted
		Range of	Average
		Exercise	Exercise
	Number of Options	Prices ($)	Price
			($ per option)

Outstanding, December 31, 2003	3,339,334	2.26 -- 11.94	7.32
Exercised	(1,384,118)	2.26-- 11.94	7.76
Forfeitures	(244,000)	2.26 -- 11.94	9.07

Outstanding, December 31, 2004	1,711,216	2.26 -- 11.94	6.72
Granted	3,908,773	28.75	28.75
Exercised	(351,850)	2.26 -- 11.94	5.87
Forfeitures	(210,833)	2.26 -- 28.75	27.87

Outstanding, December 31, 2005	5,057,306	2.26 -- 28.75	22.92
Granted	3,999,223	33.76	33.76
Exercised	(523,304)	2.26 --28.75	17.83
Cancelled	(4,000)	33.76	33.76
(Forfeitures)	(78,257)	33.76	33.76

Outstanding, December 31, 2006	8,450,968	2.26 -- 33.76	28.27

Exercisable, December 31, 2006	2,062,787	2.26 -- 28.75	17.27
Exercisable, December 31, 2005	1,352,366	2.26 -- 28.75	6.96
Exercisable, December 31, 2004	1,321,721	2.26 -- 11.94	8.03

The following table summarizes information about outstanding stock options as of December 31, 2006:

Options Outstanding

		Weighted	Options
		Average	Exercisable
Exercise	Number	Contractual	(Number
Prices $	of Options	Life	of Options)
		(In years)

11.94	315,599	2.71	315,599
8.57	330,100	3.42	330,100
2.26	442,118	5.27	442,118
28.75	3,442,185	8.65	974,970
33.76	3,920,966	9.67	—

2.26 — 33.76	8,450,968	8.66	2,062,787

As of December 31, 2006, the stock options granted under MittalShares are exercisable as follows:

		Average
		Exercise
Year	Options	Price ($)(1)

2007	2,062,787	17.27
2008	4,692,660	26.01
2009	7,180,807	27.86
2010	8,235,098	29.32
2011	7,971,773	30.00

(1)	Based on exercise prices of $11.94, $8.57, $2.26, $28.75 and $33.76 for 1999, 2000, 2002, 2005 and 2006, respectively.

Management Share Ownership

Below is a description of the aggregate beneficial share ownership of ArcelorMittal directors and senior management.

As of September 3, 2007, the aggregate beneficial share ownership of ArcelorMittal directors and members of senior management (40 individuals who were the same as Mittal Steel’s directors and senior management prior to the first-step merger and are currently the same as Arcelor’s directors and senior management) was 2,263,181 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant shareholder and including options to acquire 368,525 ArcelorMittal shares that are exercisable within 60 days of September 3, 2007) being 0.16% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal shares, these 40 individuals beneficially own 1,923,208 ArcelorMittal shares. ArcelorMittal directors and members of senior management have indicated that they expect to vote for the decision to merge ArcelorMittal into Arcelor as contemplated by the merger proposal and the explanatory memorandum.

As of September 3, 2007, the Significant shareholder beneficially owned 623,285,000 of ArcelorMittal’s outstanding shares, representing 43.98% of ArcelorMittal’s outstanding shares. The percentage of total common shares in the possession of the Significant shareholder (including the treasury stock and for Mittal Steel for periods prior to the merger of Mittal Steel and ArcelorMittal) has decreased from 87.47% prior to August 1, 2006 to 44.79% after that date as a result of the acquisition of Arcelor. The number of Mittal Steel options (as predecessor to ArcelorMittal) granted to directors and senior management (including the Significant shareholder) in 2005 was 417,022 at an exercise price of $28.75, the number of Mittal Steel options granted to directors and senior management (including the Significant shareholder) in 2006 was 465,053 at an exercise price of $33.755 and the number of Mittal Steel options granted to directors and senior management (including the Significant shareholder) in 2007 was 734,000 at an exercise price of $64.30. No Mittal Steel options were granted during 2003 and 2004. These options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant. The option term expires 10 years after the grant date. In 2006, Arcelor granted 375,000 options to its senior management at an exercise price of €34.43.

See “— Board Compensation” for a description of options held by members of ArcelorMittal’s Board of Directors.

The following table provides summarized information on the options outstanding and the movements on the options granted to Mittal Steel’s senior management (in 2001, 2003 and 2004, no options were granted to members of Mittal Steel’s senior management):

								Average
	Options*	Options*	Options*	Options*	Options*	Options		Weighted
	Granted	Granted	Granted	Granted	Granted	Granted		Exercise
	1999	2000	2002	2005	2006	2007	Total	Price

Senior Managers (including the Significant shareholder)	107,500	107,500	105,000	417,022	465,053	734,000	1,936,075	$46.13
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.76	$64.30
Term (in years)	10	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	August 2, 2017	—	—

*	Options awarded under MittalShares.

The following chart sets out the shareholdings and stock options of members of ArcelorMittal’s Board of Directors and its senior management as of September 3, 2007:

	ArcelorMittal	ArcelorMittal	Arcelor	Arcelor
	Share	Stock	Share	Stock
Name	Ownership	Options	Ownership	Options

Lakshmi N. Mittal*	30,000	500,000	—	—
Joseph J. Kinsch	184,422	—	—	—
Vanisha Mittal Bhatia	15,000	—	—	—
Narayanan Vaghul	10,000	—	—	—
Wilbur L. Ross	1,066,987	—	—	—
Lewis B. Kaden	—	—	—	—
François H. Pinault	—	—	—	—
José Rámon Álvarez Rendueles	5,416	—	—	—
Sergio Silva de Freitas	—	—	—	—
Georges Schmit	—	—	—	—
Edmond Pachura	—	—	—	—
Michel Angel Marti	—	—	—	—
Manuel Fernández López	—	—	—	—
Jean-Pierre Hansen	—	—	—	—
John Castegnaro	—	—	—	—
Antoine Spillmann	—	—	—	—
HRH Prince Guillaume de Luxembourg	—	—	—	—
Romain Zaleski	—	—	—	—
Bhikam Agarwal	—	142,000	—	—
Alain Bouchard	—	20,000	—	40,000
Vijay Bhatnagar	5,000	80,500	—	—
Jose Armando Campos	8,703	24,000	—	—
Narendra Chaudhary	4,500	91,000	—	—
Davinder Chugh	—	36,000	—	—
Christophe Cornier	17,803	36,000	20,558	50,558
Philippe Darmayan	197	24,000	—	20,000
Bernard Fontana	—	24,000	—	30,000
Jean-Yves Gilet	106,651	20,000	840	40,000
Pierre Gugliermina	54	24,000	—	25,000
Sudhir Maheshwari	4,999	69,003	—	—
Aditya Mittal	19,500	238,000	—	—
Malay Mukherjee	204,494	108,006	—	—
Carlo Panunzi	66,209	26,000	—	30,000
Michael Pfitzner	1,300	20,000	—	—
Gerhard Renz	21,000	91,000	—	—
Michael Rippey	—	83,066	—	—
Lou Schorsch	—	95,000	—	—
Bill Scotting	—	72,500	—	—
Gonzalo Urquijo	60,655	48,000	—	40,000
André van den Bossche	—	20,000	—	20,000
Michel Wurth	120,318	48,000	—	40,000

*	Includes only shares and options held in a personal capacity and not the total shares held by the Significant shareholder.

Mittal Steel/Arcelor Memorandum of Understanding

Mittal Steel, the Significant shareholder and Arcelor entered into a Memorandum of Understanding on June 25, 2006 (the “Memorandum of Understanding” or “MOU”), on the basis of which Arcelor’s Board of

Directors recommended Mittal Steel’s offer for Arcelor and pursuant to which, among other things, the parties agreed on certain corporate governance matters relating to the combined group. In particular, the Memorandum of Understanding includes certain special governance mechanisms designed to promote the integration of Mittal Steel and Arcelor during an initial three-year transitional period beginning as from August 1, 2006, which period is referred to as the Initial Term. Mittal Steel and Arcelor agreed to change and unify their respective corporate governance structures and rules until Mittal Steel is merged into Arcelor in accordance with the MOU. ArcelorMittal’s corporate governance structure has been established on the same basis as that of Arcelor and Mittal, in accordance with the MOU. Since the implementation of the Memorandum of Understanding, Arcelor and Mittal Steel have been governed by a Board of Directors and a Group Management Board. ArcelorMittal is governed similarly. The composition and operation of each of Arcelor’s and ArcelorMittal’s Board of Directors, Group Management Board and Management Committee will be identical until ArcelorMittal is merged into Arcelor (except with respect to the roles of Chairman and President of the Board of Directors, as noted below).

Board of Directors, Group Management Board and Management Committee of Arcelor

The Memorandum of Understanding provides that each of Mittal Steel, Arcelor and the combined entity will be governed by a “Board of Directors” and a “Management Board”, subsequently renamed “Group Management Board”.

The Memorandum of Understanding further provides that during the Initial Term, the Board of Directors of each of Arcelor, Mittal Steel and the combined entity will have the following characteristics:

•	Each initial Board of Directors would be composed of 18 non-executive members, the majority of whom would be independent.

•	Six members would be nominated by Mittal Steel, three of whom would be independent.

•	Six members would be from the (then-existing) Arcelor Board of Directors.

•	Three members would be from the (then-existing) Arcelor Board of Directors representing then-existing Arcelor major shareholders.

•	An additional three members would be employee representatives.

In addition, during the Initial Term, the Board of Directors will appoint one director as Chairman and one director as President of the Board of Directors.

Mr. Joseph J. Kinsch is currently the Chairman of the Board of Directors of Arcelor while Mr. Lakshmi N. Mittal is currently the Chairman of the Board of Directors of ArcelorMittal and President of the Board of Directors of Arcelor. Following the merger of ArcelorMittal into Arcelor, Mr. Joseph J. Kinsch will remain the Chairman of the Board of Directors of Arcelor and Mr. Lakshmi N. Mittal will remain President of the Board of Directors of Arcelor.

In addition, the Memorandum of Understanding provides that upon the retirement of Mr. Joseph Kinsch, Mr. Lakshmi N. Mittal would become the Chairman of the combined entity and Mr. Joseph Kinsch would propose the successor President, who shall be an independent director or a former employee of Arcelor. The proposed successor President will serve as President for so long as he or she is a director and the Significant shareholder has agreed to vote for his or her renewal as a director, except in case of gross negligence or willful misconduct in the exercise of his or her functions as director or in the event that the Appointments, Remuneration and Corporate Governance Committee vetoes his or her nomination. Moreover, upon retirement, death or incapacity of Mr. Lakshmi N. Mittal, he shall be replaced by any other representative designated by the Significant shareholder from time to time.

With respect to the Group Management Board, the MOU provides that it would include the four then-current members of Arcelor’s management board, with the then-current CEO of Arcelor, Mr. Guy Dollé, becoming the Chief Executive Officer of Arcelor, Mittal and the combined entity, and three members to be nominated by the then-current Mittal Steel Board of Directors, that is, seven total members. The parties agreed that if the then-current CEO of Arcelor withdrew or resigned, the new CEO would be appointed by the relevant Board of Directors further to a proposal made by Mr. Joseph Kinsch and approved by Mr. Lakshmi N. Mittal.

During 2006, Mittal Steel established a Board of Directors and a Group Management Board in accordance with the Memorandum of Understanding, with the following two modifications. First, following the execution of the Memorandum of Understanding, Mr. Guy Dollé decided not to serve as Chief Executive Officer of both Mittal Steel and Arcelor. Instead, Mr. Roland Junck, then a member of the Mittal Steel Group Management Board, assumed that position. As a consequence, the Group Management Board had six rather than the initially intended seven members. Second, on November 5, 2006, Mr. Roland Junck resigned as Chief Executive Officer of Mittal Steel in the interest of Mittal Steel and its stakeholders. Mr. Junck remained a member of the Group Management Board until his retirement from this position, effective July 31, 2007. At the time of Mr. Roland Junck’s retirement from the Group Management Board, the other Group Management Board members assumed his responsibilities and the Group Management Board has had 5 members from that date. Also on November 5, 2006, Mr. Lakshmi N. Mittal was appointed a member of the Group Management Board and Chief Executive Officer of Mittal Steel and Mr. Mittal resigned as a member of the Appointments, Remuneration and Corporate Governance Committee. As a consequence, the Board of Directors has one “executive” director, instead of being composed exclusively of “non-executive” directors. Mr. Mittal remained as Chairman of the Board of Directors of Mittal Steel prior to its merger with ArcelorMittal. Effective the same date, Mr. Sergio Silva de Freitas was appointed by the Board of Directors as Mr. Mittal’s successor on the Mittal Steel Appointments, Remuneration and Corporate Governance Committee. The proposal to appoint Mr. Mittal as Chief Executive Officer of Mittal Steel and Arcelor was unanimously approved by the Boards of Directors of Mittal Steel and Arcelor. The general meeting of shareholders of Mittal Steel ratified this appointment at the annual general meeting of shareholders, held on June 12, 2007. The ArcelorMittal Board of Directors is constituted identically to the Mittal Steel Board of Directors immediately prior to the merger of Mittal Steel with and into ArcelorMittal.

The Board of Directors is in charge of the overall management of ArcelorMittal and Arcelor. The Arcelor and ArcelorMittal Boards of Directors are currently comprised of 17 “non-executive” directors and one “executive” director. The Chief Executive Officer of Arcelor and ArcelorMittal, Mr. Lakshmi N. Mittal, is the sole “executive” director on both Boards. The Board of Directors is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of Arcelor and ArcelorMittal, except those expressly reserved by Luxembourg law or by the articles of association of Arcelor and ArcelorMittal to the general meeting of shareholders. The members of the Board of Directors of both ArcelorMittal and Arcelor are appointed and dismissed by the general meeting of shareholders.

The Memorandum of Understanding provides that the directors will be elected and removed by the general meeting of shareholders, by a simple majority of votes cast. Except as specifically described below, no shareholder will have special rights to nominate, elect or remove directors. All directors will be elected by the general meeting of shareholders for three-year terms. Following the Initial Term, and subject to the provisions of the combined entity’s articles of association, the Significant shareholder will be entitled to representation on the combined entity’s Board of Directors in proportion to its shareholding. If, for whatever reason, ArcelorMittal has not merged with and into Arcelor with Arcelor as the surviving entity by the end of the Initial Term, the Significant shareholder will be entitled to representation on ArcelorMittal’s Board of Directors in proportion to its shareholding.

The Group Management Board is entrusted with the day-to-day management of Arcelor and ArcelorMittal. Mr. Lakshmi N. Mittal, the Chief Executive Officer, is the Chairman of the Group Management Board of both entities. The members of the Group Management Board are appointed and dismissed by the Board of Directors. As the Group Management Board is not a corporate body created by Luxembourg law or Arcelor’s or ArcelorMittal’s respective articles of association, the Group Management Board exercises only the authority granted to it by the Board of Directors.

In establishing Arcelor and ArcelorMittal’s strategic direction and corporate policies, Mr. Lakshmi N. Mittal is supported by members of Arcelor and ArcelorMittal’s senior management, who have substantial professional and worldwide steel industry experience. Some of the members of Arcelor and ArcelorMittal’s senior management team are also members of the Group Management Board.

The Group Management Board is assisted by a Management Committee comprised of the members of the Group Management Board and 19 other senior executives. The Management Committee discusses and prepares group decisions on matters of group-wide importance, integrates the geographical dimension of the group, ensures in-depth discussions with Arcelor’s operational and resources leaders and shares information about the situation of the group and its markets.

Operation of the Board of Directors

The required quorum for meetings of the Board of Directors is a majority of the directors, including at least the Chairman, the President and a majority of the independent directors being present or represented.

Each director has one vote and no director has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a quorate meeting, except as otherwise required by applicable law.

During the Initial Term, the agenda of each meeting of the Board of Directors will be jointly agreed by the Chairman and the President of the Board of Directors and will include any matters proposed to be included on the agenda jointly by the Chairman and the President. In the event of a disagreement, the Chairman and the President will work together to try to resolve any such disagreement. After the expiration of the Initial Term, the Chairman and the President will use their reasonable best efforts to agree on the agenda.

Director Independence

Currently, thirteen of the 18 members of the Arcelor and ArcelorMittal Board of Directors are independent. A director is considered to be “independent” if (a) he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, Inc., which is referred to as the Listed Company Manual, as it may be amended from time to time, or any successor provision, and (b) he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of Arcelor. For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, a managing member or a controlling shareholder of such shareholder.

Separate Meeting of Non-Executive Directors

The non-executive members of the Board of Directors may schedule meetings without the presence of management. There is no minimum number of meetings that the non-executive directors must hold per year.

Significant Shareholder Right of Opposition and Right of Board Representation

The Memorandum of Understanding provides that during the Initial Term, with respect to Board of Directors’ decisions that require shareholders approval, the Significant shareholder will vote in accordance with the position expressed by the Board of Directors, unless the Significant shareholder opposes any such position, in which case the Significant shareholder can vote as it wishes, subject to the following requirements. During the Initial Term, if Mr. Lakshmi N. Mittal opposes any decision of the Board of Directors on a matter that does not require shareholders approval and that was not proposed by him, Mr. Lakshmi N. Mittal will have the right to request that such action first be approved by a shareholders’ meeting, and the Significant shareholder will have the right to vote at such meeting as it sees fit. The Board of Directors will not approve any action that has been rejected by such shareholders’ meeting.

The Memorandum of Understanding further provides that during the Initial Term, and subject to the Significant shareholder owning or controlling at least 15% of the outstanding share capital of Mittal Steel, ArcelorMittal or the combined entity, the Significant shareholder is entitled to elect to Mittal Steel’s, ArcelorMittal’s or the combined entity’s Board of Directors, as the case may be, up to (and not more than) six directors, including three directors who are affiliated (directly or indirectly) with the Significant shareholder and three independent directors. Following the Initial Term, and subject to the provisions of Mittal Steel’s, ArcelorMittal’s or the combined entity’s articles of association, as the case may be, the Significant shareholder will be entitled to representation on Mittal Steel’s, ArcelorMittal’s or the combined entity’s Board of Directors, as the case may be, in proportion to its shareholding.

Board of Directors Committees

Following the implementation of the Memorandum of Understanding, the ArcelorMittal and Arcelor Board of Directors has two committees: an Audit Committee and an Appointments, Remuneration and Corporate Governance Committee.

Audit Committee.  The Audit Committee is composed of four independent directors, with independence defined as set out above and also in Rule 10A-3 under the Exchange Act. The members are appointed by the Board of Directors. The Audit Committee makes decisions by a simple majority with no member having a casting vote.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

•	the financial reports and other financial information provided by the company to any governmental body or the public;

•	the company’s system of internal control regarding finance, accounting, legal compliance and ethics that the Board of Directors and members of management have established; and

•	the company’s auditing, accounting and financial reporting processes generally.

The Audit Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the company’s financial reporting process and internal controls system;

•	review and appraise the audit efforts of the company’s independent accountants and internal auditing department;

•	provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and the Board of Directors;

•	approve the appointment and fees of the independent auditors; and

•	monitor the independence of the external auditors.

The current members of the Arcelor and ArcelorMittal Audit Committee are: Messrs. Narayanan Vaghul, José Rámon Álvarez-Rendueles, Wilbur L. Ross and Edmond Pachura, all of whom are independent under the company’s Corporate Governance guidelines and the NYSE standards. The Chairman of the Audit Committee is Mr. Vaghul, who has significant experience and financial expertise. Mr. Vaghul is the Chairman of ICICI Bank Ltd., a company that is listed on the NYSE and the Mumbai Stock Exchange. Mr. Álvarez-Rendueles, a former Governor of the Bank of España and former President of the Bank Zaragozano, also has significant experience and financial expertise. Both Mr. Ross and Mr. Pachura have considerable experience in managing companies’ affairs.

The Audit Committee is required to meet at least four times a year.

Appointments, Remuneration and Corporate Governance Committee.  The Appointments, Remuneration and Corporate Governance Committee is comprised of four directors, all of whom are independent, as were all directors in the two predecessor committees. The members are appointed by the Board of Directors. The Appointments, Remuneration and Corporate Governance Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the Appointments, Remuneration and Corporate Governance Committee to:

•	determine, on its behalf and on behalf of the shareholders within agreed terms of reference, the company’s framework of remuneration and compensation, including stock options for the Chief Executive Officer and the Chief Financial Officer of the company, the members of the Group Management Board and the members of the Management Committee;

•	consider any appointment or reappointment to the Board of Directors at the request of the Board of Directors;

•	provide advice and recommendations to the Board of Directors on such appointment; and

•	develop, monitor and review corporate governance principles applicable to the company.

The Appointments, Remuneration and Corporate Governance Committee’s principal responsibility in compensating executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value.

The Appointments, Remuneration and Corporate Governance Committee will, at the request of the Board of Directors, consider any appointment or reappointment to the Board of Directors. It will provide advice and recommendations to the Board of Directors on such appointment. The Appointments, Remuneration and Corporate Governance Committee is also responsible for developing, monitoring and reviewing Corporate Governance principles applicable to Arcelor.

The current members of Arcelor and ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee are: Messrs. Joseph Kinsch, Sergio Silva de Freitas, Lewis Kaden and Jean-Pierre Hansen, all of whom are independent under Arcelor’s Corporate Governance guidelines and the NYSE standards. The Chairman of the Appointments, Remuneration and Corporate Governance Committee is Mr. Kaden.

The Appointments, Remuneration and Corporate Governance Committee is required to meet at least twice a year.

Governance Following the Initial Term

The Memorandum of Understanding provides that upon expiration of the Initial Term, the parties to the MOU will review the corporate governance rules described above in order to reflect the best standards of corporate governance for comparable companies and, in particular, have them conform with the corporate governance aspects of the NYSE listing standards applied to non-U.S. companies and the applicable Luxembourg corporate governance code or similar document. The Chairman and the President shall consult in the year prior to the end of the Initial Term with a view to determining the identity of the directors that could be recommended to the Appointments, Remuneration and Corporate Governance Committee.

Corporate Governance

Arcelor and ArcelorMittal are committed to adopting best practice in terms of corporate governance in its dealings with shareholders. In particular, ArcelorMittal and Arcelor aim to ensure good corporate governance by applying rules concerning transparency, quality or reporting and the balance of powers. In addition, ArcelorMittal and Arcelor have a section of their joint website dedicated entirely to corporate governance. Arcelor will continue to diligently monitor new, proposed and final U.S. and Luxembourg legal requirements and will make adjustments to its corporate governance controls and procedures to stay in compliance with these requirements on a timely basis. On January 1, 2007, the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange entered into force. Arcelor complies with all of the principles and recommendations set out therein, and is committed to meeting all of the corporate governance requirements proposed under such principles. There will be no significant differences between Arcelor’s corporate governance practices upon effectiveness of the merger and those currently required to be followed by U.S. domestic companies under the NYSE listing standards.

Board of Directors and Senior Management Compliance Matters.  In relation to each of the members of the Board of Directors and each of the members of senior management, neither ArcelorMittal nor Arcelor is aware of (a) any convictions in relation to fraudulent offenses in the last five years, (b) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships, or partner or senior management positions in the last five years, or (c) any official public incrimination and/or sanctions of such person by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

DESCRIPTION OF ARCELOR’S SHARE CAPITAL

Set out below is a summary description of the Arcelor shares, based on the articles of association of Arcelor, as they will be in effect at the time of the merger, that is, assuming that the amendment of the articles of association that will be submitted to the shareholders of Arcelor at the extraordinary general meeting convened to approve the merger will be approved.

Upon effectiveness of the merger, the rights of ArcelorMittal shareholders who become holders of Arcelor shares will be governed by Luxembourg law and Arcelor’s articles of association.

More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and the articles of association of Arcelor.

Arcelor’s existing articles of association may be obtained free of charge. See “Where You Can Find More Information”. Additionally, Arcelor’s expected post-merger articles of association are attached to the merger proposal in Annex B. You are encouraged to read these documents.

As described under “Comparison of Rights of ArcelorMittal Shareholders and Arcelor Shareholders”, at the time of the merger, the articles of association of Arcelor will be identical to the articles of association of ArcelorMittal prior to the merger (except for the amount of issued capital, which shall be increased in the merger, and certain other non-material items).

General

Arcelor is a Luxembourg public limited liability company (société anonyme). The company’s legal name is “Arcelor”. Arcelor was incorporated on June 8, 2001 under the name “Newco Steel” for an unlimited duration of time. On December 12, 2001, the name Newco Steel was changed to Arcelor. Arcelor is registered with the Luxembourg Registry of Trade and Companies under number B 82.454. Arcelor has its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. Its telephone number is +352 4792-2414.

The corporate purpose of Arcelor as stated in Article 3 (Corporate Purpose), is the following:

“The corporate purpose of the Company shall be the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including mining and research activities and the creation, acquisition, holding, exploitation and sale of patents, licences, know-how and, more generally, intellectual and industrial property rights.

The Company may realize that corporate purpose either directly or through the creation of companies, the acquisition, holding or acquisition of interests in any companies or partnerships, membership in any associations, consortia and joint ventures.

In general, the Company’s corporate purpose comprises the participation, in any form whatsoever, in companies and partnerships, and the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or in any other manner of shares, bonds, debt securities, warrants and other securities and instruments of any kind.

It may grant assistance to any affiliated company and take any measure for the control and supervision of such companies.

It may carry out any commercial, financial or industrial operation or transaction which it considers to be directly or indirectly necessary or useful in order to achieve or further its corporate purpose.”

Share Capital

As of September 3, 2007, the issued share capital of Arcelor was €3,349,067,040 represented by 669,813,408 shares without designation of nominal value, of which 669,692,125 were outstanding. All issued shares have been fully paid up.

Major Shareholders

As of September 3, 2007, ArcelorMittal is the sole person who is known to be the beneficial owner of more than 5% of Arcelor shares. As of September 3, 2007, ArcelorMittal held Arcelor shares representing 94.24% of Arcelor’s issued share capital and 94.26% of Arcelor’s voting rights.

As of September 3, 2007, the Significant shareholder owned, directly or indirectly, through holding companies 623,285,000 shares of ArcelorMittal representing 43.98% of the issued share capital of ArcelorMittal.

Although no shareholder, or group of shareholders acting in concert, currently controls or holds more than 50% of the outstanding voting rights in ArcelorMittal or, on the basis of the current shareholdings in ArcelorMittal, will control or hold such an interest in (post-merger) Arcelor, there are a number of arrangements and rights that protect minority shareholders against a possible abuse of control by a shareholder, or group of shareholders acting in concert, that controls or holds more than 50% of the outstanding voting rights.

As described in “Material Contracts and Related Party Transactions — Independence of the Company” and “Management — Mittal Steel / Arcelor Memorandum of Understanding”, the Memorandum of Understanding provides for a number of provisions that (effectively) limit the rights of the Significant shareholder and protect the independence of ArcelorMittal and Arcelor. These provisions will remain in place until at least August 1, 2009.

Luxembourg statutory law and case law prohibits the abuse by shareholders (including significant and controlling shareholders) of their voting rights or other powers. In the event of such an abuse of right, shareholders could successfully require the competent court to annul resolutions of the general meeting of shareholders or the board of directors. In addition, shareholders have preemptive rights (see “— Preemptive Rights”), have the right to convene, and to add items to the agenda of, a general meeting of shareholders (see “— General Meeting of Shareholders”), and have certain information rights (see “— Information Rights”).

Issuance of Arcelor Shares in the Merger

In the merger, Arcelor will issue a number of shares without nominal value in accordance with the terms and conditions set out in the merger proposal and the explanatory memorandum.

The issuance of the Arcelor shares will be approved by the Arcelor shareholders at the same extraordinary general meeting of shareholders that will adopt the decision to merge and the amendment to the existing articles of association of Arcelor.

The Arcelor shares to be issued in the merger will be created under Luxembourg law, and will have the rights as set forth in the Arcelor articles of association and Luxembourg law. Arcelor shares are issued in registered form only and are freely transferable.

Based on the number of ArcelorMittal shares issued on the date hereof, Arcelor expects to issue a maximum of 1,417,207,253 Arcelor shares to ArcelorMittal shareholders in the merger, such number being nominally reduced by the number of ArcelorMittal shares that will be held by or on behalf of Arcelor or ArcelorMittal as of November 5, 2007, the date of the extraordinary general meetings of Arcelor and ArcelorMittal convened to vote on the merger. Based on the number of ArcelorMittal shares issued on the date hereof, after the effective time of the merger, former ArcelorMittal shareholders will hold approximately 97% of the then-issued Arcelor shares. In addition, Arcelor may issue additional Arcelor shares as a result of the future exercise of (former) ArcelorMittal or Arcelor stock options.

Form and Transfer of Shares

Arcelor shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote Arcelor shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her and the amount paid up on each share in the shareholder registry of Arcelor. Each transfer of shares shall be effected by written declaration of transfer to be recorded in the shareholder registry of Arcelor, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. Arcelor may accept and enter into its shareholder registry any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to Arcelor.

In addition, the articles of association of Arcelor provide that its shares may be held through a securities settlement system or a professional depository of securities. Shares held in such manner have the same rights and obligations as shares recorded in Arcelor’s shareholder registry. Shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. The shares may consist of (i) shares traded on the NYSE, or Arcelor New York Registry Shares, which are registered in a local shareholder registry kept by or on behalf of Arcelor by The Bank of New York, (ii) shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish exchanges, or the Arcelor European Registry Shares, which are registered in a local shareholder registry kept by or on behalf of Arcelor by ABN AMRO Bank N.V., or directly on the Luxembourg shareholder registry without being held on the local Dutch shareholder registry.

Issuance of Shares

Pursuant to the articles of association of Arcelor, the issuance of shares in Arcelor requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

Currently, the Board of Directors of Arcelor is not authorized to increase the share capital of Arcelor. It will be proposed at the extraordinary general meeting of shareholders, which among other things, will vote on the proposal to merge, however, to authorize the Board of Directors for a period ending on November 5, 2012 to increase the issued share capital on one or more occasions up to the maximum amount of the authorized share capital for delivery upon exercise or conversion, as applicable, of Arcelor’s stock options or other equity-based awards granted under any Arcelor employee incentive or benefit plan. Such authorization can only be valid for a specific period of time, being no more than five years, and which may from time to time be extended by the general meeting of shareholders for a period of no more than five years.

The Board of Directors is authorized to determine the conditions for all share issues, within the limits of the authorized share capital, including the payment in cash or in kind on such shares.

Preemptive Rights

Unless limited or cancelled by the Board of Directors as described below, holders of Arcelor shares have a pro rata preemptive right to subscribe for any newly-issued shares, except for shares issued for consideration other than cash (in kind).

It will be proposed at the extraordinary general meeting of shareholders to amend the articles of association of Arcelor to provide that preemptive rights can be limited or cancelled by the Board of Directors for a period ending on November 5, 2012, in the event of an increase of the issued share capital by the Board of Directors within the limits of the authorized share capital.

Repurchase of Shares

Arcelor cannot subscribe for its own shares.

Arcelor may, however, repurchase issued Arcelor shares or have another person repurchase issued Arcelor shares for its account, subject to the following conditions:

•	the prior authorization of the general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed 18 months) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;

•	the nominal value or, in the absence thereof, the accounting par value of the shares acquired, as well as that of shares held by Arcelor and shares held by a person acting for Arcelor’s account, may not exceed 10% of the value of the entirety of the issued share capital;

•	the repurchase may not reduce the net assets of Arcelor on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that Arcelor must maintain pursuant to Luxembourg law or its articles of association; and

•	only fully paid up shares may be repurchased.

It will be proposed at the extraordinary general meeting of shareholders, which among other things, will vote on the proposal to merge, to cancel the share buy-back authorization granted by the annual meeting of shareholders held on April 27, 2007 and to grant to the Board of Directors a new authorization to repurchase up to 10% of the issued share capital in the company, the terms of which will be consistent with the authorization in force at the level of ArcelorMittal. The authorization will be valid for a period ending on the earlier of 18 months from the effective date of the merger or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the Board of Directors of Arcelor is authorized to acquire and sell shares in the company under the conditions set forth in Article 49-2 of the Luxembourg law on commercial companies, dated August 10, 1915, as amended from time to time. Such purchases and sales may be carried out for any authorized purpose or which would come to be authorized by the laws and regulations in force.

The purchase price per share to be paid in cash shall not represent more than 125% of the price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish exchanges, depending on the market on which the transactions are made, and shall not be less than the par value of the share at the time of repurchase. For off market transactions, the maximum purchase price shall be 125% of the price of Euronext Paris by NYSE Euronext. The price on the New York Stock Exchange or Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish exchanges will be deemed to be the higher of the average of the final listing price per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the 3 trading days prior to the date of repurchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares as well as in the event of the division or regrouping of the shares, the purchase prices indicate above shall be adjusted by a coefficient multiple equal to the ratio between the number of shares comprising the share capital prior to the transaction and such number following the transaction. The total amount allocated for Arcelor’s share repurchase program cannot in any event exceed the amount of Arcelor’s then available equity. The Board of Directors of Arcelor will use this authorization in order to allow the continuation by Arcelor of the ArcelorMittal share buy-back policy (the 27 million share program) if not completed prior to the merger and to exercise any call option to fund its stock option plans.

In addition, pursuant to Luxembourg law the Board of Directors may repurchase up to 10% of the subscribed share capital without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to Arcelor.

Capital Reduction

The articles of association provide that the issued share capital of Arcelor may be reduced, subject to the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

General Meeting of Shareholders

Each share of Arcelor entitles the holder to attend a general meeting of shareholders, either in person or by proxy, to address a general meeting of shareholders, and to exercise voting rights, subject to the provisions of the articles of association. Each share of Arcelor entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

The articles of association provide that shareholders are entitled to vote by correspondence, by means of a form providing the option for a positive or negative vote or for an abstention and that the Board of Directors may decide to authorize them to participate in the general meetings by videoconference or by other telecommunications means allowing their identification.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his or her proxy, which proxy shall be in writing. The writing may take the form of a fax or any other means of communication guaranteeing the authenticity of the document and enabling the shareholder giving the proxy to be identified.

When convening a general meeting of shareholders, Arcelor will publish two notices (which must be published at least eight days apart and in the case of the second notice, eight days before the meeting) in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.

Shareholders whose share ownership is directly registered in any shareholder registry will receive the notice by ordinary mail, which mail must be sent to such shareholders eight days prior to the general meeting of shareholders. In addition, all materials relating to a general meeting of shareholders (including the notice) are available at the website of Arcelor at www.arcelormittal.com.

The articles of association provide that in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account shall be blocked until the close of the general meeting. Such certificates should be submitted to Arcelor on or before the day preceding the blocking date.

The annual ordinary general meeting of shareholders of Arcelor is held at 11:00 a.m. on the second Tuesday of the month of May of each year in the city of Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately preceding banking day.

Finally, Luxembourg law provides that the Board of Directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital, may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the holding of the general meeting of shareholders.

Voting Rights

Each share of Arcelor entitles the holder to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders. Extraordinary general meetings of shareholders are convened to resolve upon an amendment to the articles of association and certain other limited matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders.  At an ordinary general meeting of shareholders there is no quorum requirement, and resolutions are adopted by a simple majority, irrespective of the number of shares present or represented.

Extraordinary General Meetings of Shareholders.  An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the authorized or subscribed capital, (b) a limitation or exclusion of preemptive rights, (c) an approval of the acquisition by any person of one quarter or more of the shares of Arcelor (d) approving a legal merger (such as the merger of ArcelorMittal into Arcelor) or (e) except as described immediately below, an amendment of the articles of association must have a quorum of at least 50% of the issued share capital of Arcelor. If a quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders.

Appointment and Removal of Directors.  Members of the Board of Directors may be elected by simple majority of present and represented shareholders at any general meeting of shareholders. Under the articles of association, all directors are elected for a period terminating at a date determined at the time of their appointment. At the extraordinary general meeting of shareholders, it will be proposed to amend the Arcelor articles of association with regard to appointments after November 13, 2007 (except in the event of the replacement of a member of the Board of Directors during his or her mandate), so that their terms will expire at the third annual ordinary general meeting of shareholders following the date of their appointment. Any directors may be removed with or without cause by a simple majority vote at any general meeting of shareholders.

Pursuant to Arcelor’s articles of association, as of August 1, 2009, the Significant shareholder will be entitled to nominate a certain number of candidates for election by the shareholders to the Board of Directors, in proportion to its shareholding.

Amendment to the Articles of Association

Shareholder Approval Requirements.  Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to the articles of association. Such meeting is convened by the Board of Directors. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association.

An extraordinary general meeting of shareholders convened for the purpose of amending the articles of association must have a quorum of at least 50% of the issued share capital of Arcelor. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders, except as described immediately below.

Amendments to the articles of association of Arcelor relating to (a) the size and the requisite minimum number of independent and non-executive directors of the Board of Directors, (b) the composition of the audit committee, and (c) the board nomination rights of the Significant shareholder, require a majority of votes representing two-thirds of the voting rights attached to the shares in Arcelor.

Formalities.  Any resolutions to amend the articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Annual Accounts

Each year the Board of Directors must prepare annual accounts, that is, an inventory of the assets and liabilities of Arcelor together with a balance sheet and a profit and loss account. The Board of Directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts.

The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of Arcelor at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg registry of trade and companies.

Dividends

Subject to Luxembourg law, each Arcelor share is entitled to participate equally in dividends when and if declared by the annual ordinary general meeting of shareholders out of funds legally available for such purposes.

Pursuant to the articles of association, the annual ordinary general meeting of shareholders may declare a dividend and the Board of Directors may declare interim dividends, to the extent permitted by Luxembourg law.

Declared and unpaid dividends held by Arcelor for the account of its shareholders shall not bear interest.

Under Luxembourg law, claims for dividends will lapse in favor of Arcelor five years after the date such dividends are declared.

Merger and Division

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation transfers to another Luxembourg company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of each company to be held before a notary. Such merger requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

Liquidation

In the event of the liquidation, dissolution or winding-up of Arcelor, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decisions to liquidate, dissolve or wind-up require the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the consolidated accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual ordinary general meeting of shareholders. In addition, any shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to the interests of the company.

Mandatory Bid — Squeeze-Out Right — Sell-Out Right

Mandatory Bid.  Pursuant to the Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids, referred to as the Luxembourg takeover law, which is referred to as the Takeover Law, if a natural or legal person, acting alone or in concert, acquires securities in Arcelor which, when added to any existing holdings of those securities give him or her voting rights representing 33 1/3% of all of the voting rights attached to the issued shares in Arcelor, such person is obliged to make an offer for the remaining shares in Arcelor. In a mandatory bid situation the “fair price” is considered to be the highest price paid for the securities during the 12 months preceding the mandatory bid.

The CSSF has confirmed that following the merger of ArcelorMittal into Arcelor the Significant shareholder will not be obliged to launch a mandatory offer for the remaining shares of the combined entity.

Pursuant to Arcelor’s articles of association, any person or entity that acquires shares in Arcelor giving such person 25% or more of the total voting rights of Arcelor shall be obliged to make, or cause to be made, in each country where Arcelor’s transferable securities are admitted to trading on a regulated or other market and in each of the countries in which Arcelor has made a public offering of its shares, an unconditional public offer of acquisition to all shareholders for all of their shares and also to all holders of securities giving access to capital or linked to capital or whose rights are dependent on the profits of Arcelor. The price offered in such public offerings must be fair and equitable and must be justified by a report drawn up by a leading international financial institution.

Squeeze-Out Right.  Pursuant to Luxembourg takeover law, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of Arcelor and after such offer the offeror holds 95% of the securities carrying voting rights and 95% of the voting rights, it can require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a “fair price”. The price offered in a voluntary offer would be considered a “fair price” in the squeeze-out proceedings if 90% of the Arcelor shares carrying voting rights were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, under Luxembourg takeover law, an all-cash option must be offered to these remaining Arcelor shareholders. Finally, pursuant to Luxembourg takeover law, the right to initiate such squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-Out Right.  Pursuant to Luxembourg takeover law, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of Arcelor and after such offer the offeror holds 90% of the securities carrying voting rights and 90% of the voting rights, the remaining security holders can require that the offeror purchase the remaining securities (of the same class). The price offered in a voluntary offer would be considered a “fair price” in the sell-out proceedings if 90% of the Arcelor shares carrying voting rights were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, under Luxembourg takeover law, an all-cash option must be offered to these remaining Arcelor shareholders. Finally, pursuant to Luxembourg takeover law, the right to initiate such sell-out proceedings must be exercised within three months following the expiration of the offer.

Disclosure of Significant Ownership in Arcelor Shares

Holders of Arcelor shares may be subject to notification obligations pursuant to the Luxembourg law of December 4, 1992 on major holdings, as amended from time to time. The following description summarizes those obligations. Holders of Arcelor shares are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

Pursuant to Luxembourg law, where a natural or legal entity acquires or disposes of a holding in Arcelor, and where following that acquisition or disposal, the proportion of voting rights held by that person or legal entity reaches or exceeds one of the thresholds of 10%, 20%, 33 1/3%, 50% and 66 2/3% of the total voting rights existing when the situation giving rise to a declaration occurs, or, subsequently, falls below any such threshold, it must notify simultaneously Arcelor and the CSSF of such event.

Disclosure to the public is made by Arcelor publishing the information provided in the declaration on the official price list of the Luxembourg Stock Exchange.

Pursuant to Arcelor’s articles of association, the above provisions shall also apply (a) to any acquisition or disposal of shares resulting in the threshold of 2.5% of voting rights in Arcelor being exceeded or reduced below (b) to any acquisition or disposal of shares resulting in the threshold of 3% of voting rights in Arcelor being exceeded or reduced below, and (c) over and above 3% of voting rights in Arcelor, to any acquisition or disposal of shares resulting in successive thresholds of 1% of voting rights in Arcelor being exceeded or reduced below. Any person who acquires shares giving him or her 5% or more or a multiple of 5% or more of the voting rights in Arcelor must inform Arcelor within ten Luxembourg Stock Exchange trading days following the date he or she crossed such threshold by registered letter return receipt requested, of his or her intention (i) to acquire or dispose of shares in Arcelor within the next 12 months, (ii) to seek to obtain control over Arcelor or (iii) to seek to appoint a member to Arcelor’s Board of Directors.

For the purposes of calculating the percentage of voting rights held by a person or entity the following will be taken into account:

•	voting rights held by other persons or entities in their own names but on behalf of that person or entity;

•	voting rights held by an undertaking controlled by that person or entity;

•	voting rights held by a third party with whom that person or entity has concluded a written agreement that obliges them to adopt, by exercise in concert of the voting rights they hold, a lasting common policy towards the company;

•	voting rights held by a third party under a written agreement concluded with that person or entity or with an undertaking controlled by that person or entity providing for the temporary transfer for consideration of the related voting rights;

•	voting rights attaching to shares owned by that person or entity which are given as security, except where the person or entity holding the security controls the voting rights and declares his or her intention of exercising them in which case they will be regarded as the latter’s voting rights;

•	voting rights attaching to shares of which that person or entity has the life interest;

•	voting rights that such person or entity or one of the other persons or entities mentioned above is entitled to acquire, on his or her own initiative alone, under a formal agreement (in such cases, the notification must be effected on the date of the agreement); and

•	voting rights attaching to shares deposited with that person or entity which that person or entity can exercise at its discretion in the absence of specific instructions from the holders.

Disclosure of Insider Transactions

Members of the Board of Directors and other persons exercising management responsibilities within Arcelor and persons closely associated with them must disclose to the CSSF and to Arcelor all transactions relating to the shares of Arcelor or derivatives or other financial instruments linked to the shares, conducted for their own account. The disclosure must be made within five working days of the relevant transaction using the form attached as Annex B to CSSF Circular 07/280 of February 5, 2007. Such information must be published in a manner easily accessible to the public in English, French or German.

Limitation of Directors’ Liability/ Indemnification of Officers and Directors

The articles of association of Arcelor provide that Arcelor will, to the extent permitted by law, indemnify every director or member of the Group Management Board, as well as every former director or member of the Group Management Board, the fees, costs and expenses reasonably incurred by him or her in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the Group Management Board of Arcelor.

The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense or if it is ultimately determined that the director or member of the Group Management Board has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of Arcelor.

COMPARISON OF RIGHTS OF ArcelorMittal SHAREHOLDERS AND ARCELOR SHAREHOLDERS

In connection with the merger, Arcelor shareholders will vote on a proposal to amend the provisions of Arcelor’s articles of association at the extraordinary meeting of shareholders to be held on November 5, 2007 to vote on, among other things, the merger proposal and the explanatory memorandum. Approval of the proposed amendments to Arcelor’s articles of association by the Arcelor shareholders is a condition to the effectiveness of the merger.

The combined company shall be named “ArcelorMittal”, as Arcelor will be renamed ArcelorMittal upon the effectiveness of the merger. The rights of shareholders will be governed by the articles of association of Arcelor (as renamed ArcelorMittal).

Because ArcelorMittal and Arcelor are both sociétés anonymes organized under the laws of Luxembourg and the articles of association of both entities will be identical upon effectiveness of the merger (except for the amount of issued capital, which shall be increased in the merger, the provisions relating to the authorized share capital and to share fractions, and certain other non-material items), there will be no material differences between the rights of ArcelorMittal shareholders and Arcelor shareholders.

TAXATION

United States Taxation

The following discussion is a summary of the material U.S. federal income tax consequences that are likely to be relevant to U.S. Holders (as defined below) in respect of the exchange of ArcelorMittal shares for Arcelor shares pursuant to the proposed merger between ArcelorMittal and Arcelor. As described more fully in this proxy statement/prospectus, holders of ArcelorMittal shares will receive Arcelor shares subject to the terms and conditions of the merger proposal and the explanatory memorandum. This summary also addresses the material U.S. federal income tax consequences that are likely to be relevant to U.S. Holders in respect of the ownership and disposition of Arcelor shares received in the merger.

This summary does not purport to address all material tax consequences that may be relevant to a particular U.S. Holder. This summary also does not take into account the specific circumstances of particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of ArcelorMittal’s or Arcelor’s shares, investors that hold ArcelorMittal shares or Arcelor shares, as applicable, as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the Code, the Treasury regulations issued thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, referred to as the IRS, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) or to differing interpretations.

For purposes of this discussion, a U.S. Holder is a beneficial owner of ArcelorMittal shares or Arcelor shares, as applicable, that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; or

•	any other person that is subject to U.S. federal income tax on a net income basis in respect of the ArcelorMittal shares or Arcelor shares.

The U.S. federal income tax consequences of a partner in a partnership holding ArcelorMittal shares or Arcelor shares, as applicable, generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership consult their own tax advisors.

This discussion assumes that neither ArcelorMittal nor Arcelor, nor the combined entity following the merger, constitutes a passive foreign investment company, referred to as a PFIC, or a controlled foreign corporation, referred to as a CFC, for U.S. federal income tax purposes. This summary does not address any aspects of U.S. federal tax law other than income taxation, or any state, local, or non-U.S. tax considerations that may be applicable to investors. Additionally, this summary does not apply to an investor that is not a U.S. Holder, or to a U.S. Holder that holds ArcelorMittal shares or Arcelor shares, as applicable, other than as a capital asset. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal, state, local and other tax consequences of exchanging ArcelorMittal shares for Arcelor shares and of holding and disposing of Arcelor shares.

The Merger

General

In the opinion of Cleary Gottlieb Steen & Hamilton LLP, counsel to Arcelor, the merger between ArcelorMittal and Arcelor will qualify as a tax-free reorganization for U.S. federal income tax purposes pursuant to section 368 of the Code. Accordingly, no gain or loss will be recognized by a U.S. Holder in connection with the exchange of ArcelorMittal shares for Arcelor shares in the merger. A U.S. holder will have a tax basis in the Arcelor shares received equal to the tax basis of the ArcelorMittal shares surrendered. A U.S. Holder’s initial tax basis in each ArcelorMittal share will generally be equal to its U.S. dollar cost. A U.S. Holder will have a holding period in the Arcelor shares equal to the holding period of the ArcelorMittal shares surrendered in the merger.

If a U.S. Holder acquired ArcelorMittal shares on different dates or at different prices, special rules apply for determining the tax basis and holding period of the Arcelor shares received in the merger. Generally, for these purposes, the tax basis and holding period of the Arcelor shares will be determined by identifying the particular ArcelorMittal shares for which such Arcelor shares have been received. If such identification is not possible, a U.S. Holder can designate which particular Arcelor share is received in exchange for a particular ArcelorMittal share surrendered. Such designation must be made on or before the first date on which the basis of the Arcelor shares is relevant for U.S. federal income tax purposes. If a U.S. Holder fails to make a designation, the basis of the Arcelor shares will be determined with reference to the ArcelorMittal shares purchased or acquired at the earliest date. U.S. Holders are urged to consult with their tax advisor as to the detailed application of these rules.

Information Reporting Relating to the Merger

The exchange of ArcelorMittal shares for Arcelor shares pursuant to the merger is not subject to the information reporting and backup withholding rules. U.S. Holders whose tax basis in the ArcelorMittal shares surrendered pursuant to the merger equals or exceeds $1 million are subject to certain reporting requirements with respect to the merger. U.S. Holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the exchange of ArcelorMittal shares for Arcelor shares pursuant to the merger.

Ownership and Disposition of Arcelor Shares

Cash distributions made by the combined entity in respect of its shares (including the amount of any applicable withholding tax in Luxembourg; see “Luxembourg Taxation” — Ownership and Disposition of Arcelor Shares”) will constitute a taxable dividend when such distribution is actually or constructively paid, to the extent such distribution is paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of any distribution received by a U.S. Holder in respect of Arcelor shares exceeds the current and accumulated earnings and profits of the combined entity the distribution (i) will be treated as a non-taxable return of the U.S. Holder’s adjusted tax basis in those Arcelor shares and (ii) thereafter will be treated as U.S.-source capital gain.

The U.S. dollar amount of a taxable dividend generally will be included in the gross income of a U.S. Holder as ordinary income derived from sources outside the United States for U.S. foreign tax credit purposes, and generally will be passive category income for purposes of the foreign tax credit limitation. Dividends paid in euro will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received; a recipient of such dividends generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Dividends paid by ArcelorMittal will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to Arcelor shares prior to January 1, 2011 will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. Dividends paid on the Arcelor shares will be treated as qualified dividend income if the combined entity is not a PFIC in the year in which the dividend was paid or in the year prior thereto.

Neither ArcelorMittal nor Arcelor believes that it was treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable years, and we do not anticipate Arcelor being a PFIC following the merger for its 2007 taxable year. Arcelor will be classified as a PFIC in a particular taxable year if either 75 percent or more of its gross income for the taxable year is passive income; or the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent. U.S. Holders should consult with their tax advisors as to the adverse tax consequences applicable to them as a result of owning shares in a PFIC. See “ — Passive Foreign Investment Company Status”.

Investors should be aware that the U.S. Treasury Department has announced its intention to issue proposed rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for this reduced rate of U.S. federal income taxation. Because these proposed certification procedures have not yet been issued, we are uncertain that Arcelor will be able to comply therewith. U.S. Holders of Arcelor shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in light of their own particular circumstances.

Subject to the limitations and conditions provided in the Code, a U.S. Holder of Arcelor shares may claim a foreign tax credit against its U.S. federal income tax liability in respect of any Luxembourg taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid by Arcelor to such U.S. Holder. Alternatively, the U.S. Holder may deduct such Luxembourg income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sales, Exchanges, or Other Dispositions of Arcelor Shares

Sales or other taxable dispositions by U.S. Holders of Arcelor shares generally will give rise to gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in such shares. A U.S. Holder will determine the initial tax basis in the Arcelor shares under the rules described under “— The Merger — General” above.

In general, gain or loss recognized on the sale or exchange of Arcelor shares will be capital gain or loss and, if the U.S. Holder’s holding period for such Arcelor shares exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains realized prior to January 1, 2011. The deduction of capital losses against ordinary income is subject to limitations under the Code.

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally assets that generate passive income). We do not believe that following the merger Arcelor will be a PFIC for U.S. federal income tax purposes, and we do not expect it to become a PFIC in the future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that Arcelor believes is correct. No assurances can be made that the applicable tax law or relevant factual circumstances will not change in a manner that affects the PFIC determination, however.

If, contrary to the foregoing discussion, Arcelor were classified as a PFIC following the merger, a U.S. Holder of Arcelor shares would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Arcelor shares or upon the receipt of certain distributions treated as “excess distributions,” unless such U.S. Holder makes certain elections that may be available to mitigate the potential effects of the PFIC rules. U.S. Holders should consult their tax advisors as to the potential applicability of the PFIC rules and the availability and consequences of any such election.

Backup Withholding and Information Reporting Relating to Arcelor Shares

Proceeds received upon the sale, exchange or redemption of Arcelor shares by U.S. Holders within the United States (or through certain U.S.-related financial intermediaries), and dividends on Arcelor shares paid to U.S. Holders in the United States (or through certain U.S.-related financial intermediaries), will be subject to information reporting and may be subject to backup withholding unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an IRS Form W-9 (or an acceptable substitute form) that contains the U.S. Holder’s taxpayer identification number and that certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, so long as the required information is properly furnished to the IRS. Holders that are not U.S. Holders may need to comply with certification procedures to establish their non-U.S. status in order to avoid information reporting and backup withholding tax requirements.

Luxembourg Taxation

The following is a summary of certain material Luxembourg tax considerations that are likely to be relevant to holders of ArcelorMittal shares in respect of the exchange of ArcelorMittal shares for Arcelor shares in the proposed legal merger between ArcelorMittal and Arcelor. This summary also addresses certain material Luxembourg tax consequences that are likely to be relevant to holders of shares in respect of the ownership and disposition of the shares in Arcelor received in the merger.

This summary does not purport to address all material tax considerations that may be relevant to an exchange of ArcelorMittal shares for Arcelor shares as a result of the merger and the right to receive dividends, liquidation proceeds and/or other distributions with respect to Arcelor shares. This summary also does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules, including dealers in securities, financial institutions, insurance companies, and of current or prior holders (directly or indirectly) of five per cent or more of the shares of Arcelor or ArcelorMittal.

This summary is based on the laws, regulations and applicable tax treaties as in effect on the date hereof in Luxembourg, all of which are subject to change, possibly with retroactive effect. Holders of ArcelorMittal shares should consult their own tax advisers as to the particular tax consequences, under the tax laws of the country of which they are residents for tax purposes, of a disposition of ArcelorMittal shares pursuant to the merger and/or of the ownership or disposition of Arcelor shares.

This summary does not address the terms of employee stock options or other incentive plans implemented by ArcelorMittal, Arcelor and its subsidiaries and does not purport to provide the holders of stock subscription options or other comparable instruments (including shares acquired under employee share ownership programmes) with a description of the possible tax and social security implications of the merger for them, nor to determine under which conditions these options or other instruments are or may become exercisable prior to the merger. These holders are therefore urged to consult their own tax advisers as to the potential tax and social security implications of an exercise of their options or other instruments and/or an exchange of the ArcelorMittal shares resulting therefrom for Arcelor shares (which, in certain circumstances and/or certain jurisdictions, may result in adverse tax and social security consequences).

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg company” means a company resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg companies are collectively referred to as “Luxembourg Holders”. A “non- Luxembourg Holder” means any investor in ArcelorMittal shares and/or Arcelor shares, as applicable, other than a Luxembourg Holder.

The Merger

Income Tax Treatment for Luxembourg Holders

Luxembourg Holders will be eligible for optional roll-over relief as set forth in Articles 22bis and 102(10) of the Luxembourg Income Tax Law (Loi sur l’Impôt sur le Revenu).

In the event of optional roll-over relief, the acquisition price and date of acquisition of the Arcelor shares received in exchange for ArcelorMittal shares will be deemed the same as those of the ArcelorMittal shares exchanged.

If the Luxembourg Holder waives the benefit of roll-over relief, then a capital gain realized on ArcelorMittal shares will be taxable as follows:

•	if the holder is a Luxembourg individual, a capital gain realized on ArcelorMittal shares shall only be taxable if it is realized on a disposition of ArcelorMittal shares which takes place within six months following their acquisition or if the relevant holder holds more than 10% of the ArcelorMittal shares. In such a case, such capital gain shall be subject to individual income tax at the applicable progressive rate (the top marginal tax rate is 38%) plus an unemployment fund contribution levied thereon at the rate of 2.5%; and

•	if the holder is a Luxembourg company, such capital gain on ArcelorMittal shares shall be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of four per cent) is 29.63% in the city of Luxembourg. However, such capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law and the Grand Ducal Decree of December 21, 2001 as amended, subject in each case to fulfillment of the conditions set out therein.

Ownership and Disposition of Arcelor Shares

Luxembourg Withholding Tax

Dividends distributed by Arcelor will in principle be subject to Luxembourg withholding tax at the rate of 15%. Arcelor will assume responsibility for the withholding of such taxes.

Luxembourg resident corporate holders

No dividend withholding tax applies on dividends paid by Arcelor to a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which meets the qualifying participation test (that is, a shareholding in post-merger Arcelor exceeding 10% or having an acquisition cost in excess of €1.2 million held for a minimum one year holding period). If such exemption from dividend withholding tax does not apply, a Luxembourg resident corporate holder will be entitled to a tax credit.

Luxembourg resident individual holders

Luxembourg withholding tax on dividends paid by Arcelor to a Luxembourg resident individual holder will entitle such Luxembourg holder to a tax credit.

Non-Luxembourg resident holders

Non-Luxembourg Holders, provided they are resident in a country with which Luxembourg has concluded a treaty for the avoidance of double taxation, may be entitled to claim treaty relief under the conditions and subject to the limitations set forth in the relevant treaty.

A non-resident corporate holder resident in a EU Member State will be able to claim an exemption from Luxembourg dividend withholding tax under the conditions set forth in the EU Parent-Subsidiary Directive as implemented in Luxembourg.

Dividends Paid on Arcelor Shares and Capital Gains

Luxembourg resident individual holders

For Luxembourg individuals, income in the form of dividends or capital gains derived from Arcelor shares will normally be subject to individual income tax at the applicable progressive rate (the top marginal tax rate is 38%), plus an unemployment fund contribution levied thereon at the rate of 2.5%. Such dividends may benefit from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law, subject to fulfillment of the conditions set out therein. Capital gains will only be taxable if they are realized on a sale of Arcelor shares, which takes place within the first six months following their acquisition, or if the relevant holder holds more than 10% of the Arcelor shares.

Luxembourg resident corporate holders

For Luxembourg companies, income in the form of dividends or capital gains derived from Arcelor shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of four per cent) is 29.63% in the city of Luxembourg. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of Arcelor shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, as amended, subject in each case to fulfillment of the conditions set out therein.

Non-Luxembourg resident holders

An individual non-Luxembourg Holder of Arcelor shares who realizes a gain on disposal thereof (and who does not have a permanent establishment in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of Arcelor, at anytime during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of Arcelor shares occurs within six months from their acquisition, subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment in Luxembourg to which Arcelor shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares. The combined rate for these two taxes (including an unemployment fund contribution of 4%) is 29.63% in the city of Luxembourg. However, gains realized on the sale of Arcelor shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, as amended, subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg, to which Arcelor shares would be attributable will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a Luxembourg Holder unless:

•	the Luxembourg Holder is, or is deemed to be, a legal entity subject to net wealth tax in Luxembourg (net wealth tax has been abolished in respect of natural persons by a law of December 27, 2005 with effect as of January 1, 2006); or

•	Arcelor shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes.

Arcelor shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Estate and Gift Tax

Luxembourg inheritance tax may be levied on the transfer of Arcelor shares upon the death of a Luxembourg Holder.

Luxembourg gift tax will be levied in the event that a gift of Arcelor shares is made pursuant to a notarial deed signed before a Luxembourg notary.

Other Luxembourg Tax Considerations

There is no requirement that the Arcelor shares be filed, recorded or enrolled with any court or other authority in Luxembourg, or that registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty be paid in respect of or in connection with the tender, execution, issue, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of Luxembourg) of the Arcelor shares.

SHARE TRADING, CLEARING AND SETTLEMENT

General

Arcelor shares are in registered form only and are freely transferable. Ownership of Arcelor shares is recorded in a shareholder registry kept by Arcelor, at its corporate headquarters at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg (the “Shareholder Registry”). The registration of Arcelor shares in registered form in the Shareholder Registry may be evidenced by a certificate at the option of the shareholder concerned.

Arcelor shares may also be registered on one of two local registries kept by either ABN AMRO Bank N.V. (“ABN AMRO”), Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands, on Arcelor’s behalf (the “Arcelor European Registry Shares” and the “Arcelor European Registry”), or The Bank of New York (“BNY”), 101 Barclay Street, 22nd Floor West, New York, NY 10286, United States of America, on Arcelor’s behalf (the “Arcelor New York Registry Shares” and “Arcelor New York Registry”).

Any registered shareholder directly listed on either the Arcelor European Registry or the Arcelor New York Registry, will also be reflected as a registered owner on the Shareholder Registry. The Arcelor European Registry and the Arcelor New York Registry reconcile with the Shareholder Registry on a daily basis.

Arcelor will apply for admission to trading and listing of existing and newly-issued Arcelor shares on Euronext Amsterdam by NYSE Euronext and the NYSE.

Arcelor shares are currently traded on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange, and the Spanish exchanges.

The Arcelor European Registry Shares will be traded solely on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish exchanges (collectively, the “European Exchanges”). The Arcelor European Registry Shares must be converted into Arcelor New York Registry Shares before they can be traded on the NYSE.

Any trades of the Arcelor shares on Euronext Amsterdam by NYSE Euronext will be settled through the book-entry system maintained by Euroclear Nederland and its participants. ABN AMRO acts as paying agent for these shares.

Any trades of the Arcelor shares on Euronext Brussels by NYSE Euronext will be settled through the book-entry system maintained by Euroclear Belgium and its participants. Fortis Bank SA/NV acts as paying agent for these shares.

Any trades of the Arcelor shares on Euronext Paris by NYSE Euronext will be settled through the book-entry system maintained by Euroclear France and its participants. Société Générale acts as paying agent for these shares.

Any trades of the Arcelor shares on the regulated market of the Luxembourg Stock Exchange will be settled through the book-entry system maintained by Clearstream Banking, societé anonyme, Luxembourg, which is referred to as Clearstream Banking, and its participants. Fortis Banque Luxembourg S.A. acts as paying agent for these shares.

Any trades of the Arcelor shares on the Spanish exchanges will be settled through the book-entry system maintained by Iberclear and its participants. Banco Bilbao Vizcaya Argentaria, S.A. acts as paying agent for these shares.

The Arcelor New York Registry Shares will be traded solely on the NYSE. The Arcelor New York Registry Shares must be converted into Arcelor European Registry Shares before they can be traded on any of the European Exchanges.

Any trades of the Arcelor New York Registry Shares will be settled through the Depository Trust Company. BNY will act as paying agent for these shares.

Exchange of Arcelor European Registry Shares for Arcelor New York Registry Shares

Arcelor European Registry Shares may be exchanged for Arcelor New York Registry Shares and vice versa at the request of the holder.

A holder may exchange its Arcelor European Registry Shares for Arcelor New York Registry Shares by instructing the relevant participant to provide a written request for this exchange to the office of ABN AMRO. ABN AMRO will instruct BNY to issue Arcelor New York Registry Shares and adjust the Arcelor New York Registry accordingly. Arcelor and ABN AMRO will also arrange for corresponding adjustments to be made by Euroclear Nederland in the book-entry system.

Similarly, a holder may exchange Arcelor New York Registry Shares for Arcelor European Registry Shares by presenting a written request for this exchange to BNY. BNY will instruct ABN AMRO to arrange for an adjustment to be made by Euroclear Nederland in the book-entry system. BNY will also make a corresponding adjustment in the Arcelor New York Registry.

A fee of up to $0.05 per Arcelor share will be charged to shareholders for the exchange of Arcelor European Registry Shares for Arcelor New York Registry Shares and vice versa.

Transfer of Arcelor European Registry Shares from One European Exchange to Another European Exchange

Holders of Arcelor European Registry Shares can instruct the financial intermediary through which they hold their shares to trade them on any European Exchange where Arcelor shares are admitted to trading. If necessary, such financial intermediary will transfer the relevant shares to its account with the clearing and settlement agent competent for that other European Exchange.

A fee may be charged to shareholders for the transfer of Arcelor European Registry Shares from one European Exchange to another European Exchange.

Market Descriptions

The following is a brief description of Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange, the NYSE, and the Spanish exchanges.

Euronext Amsterdam by NYSE Euronext.  Arcelor will apply for admission to trading and listing of the existing and newly-issued Arcelor shares on Euronext Amsterdam by NYSE Euronext.

Shares admitted to trading on Euronext Amsterdam by NYSE Euronext are traded on each trading day, from 9:00 a.m. to 5:30 p.m. (CET), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price.

Euronext Amsterdam by NYSE Euronext may suspend trading in Arcelor shares if the quoted price of the shares increases or decreases beyond the specific price limits defined by its regulations. Euronext Amsterdam may also suspend trading of Arcelor shares in other limited circumstances, in particular, to prevent or stop disorderly market conditions. In addition, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), the Dutch securities regulator, may also require Euronext Amsterdam to suspend trading.

Euronext Brussels by NYSE Euronext.  Arcelor shares are currently admitted to trading and listing on Euronext Brussels by NYSE Euronext.

Shares admitted to trading on Euronext Brussels by NYSE Euronext are, in principle, traded from 9:00 a.m. to 5:30 p.m. (CET) on each trading day in Brussels, Belgium, with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price.

Euronext Brussels by NYSE Euronext may suspend trading in Arcelor shares when the orderly operation of the market relating to those shares may not be ensured or in order to allow publication of information relating to those securities in appropriate conditions. In addition, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het bank-, financie- en assurantiewezen), or CBFA, the Belgian securities regulator, may also require Euronext Brussels by NYSE Euronext to suspend trading.

Euronext Paris.  Arcelor shares are currently admitted to trading and listing on Euronext Paris by NYSE Euronext.

Arcelor shares are traded in the category known as Continu, which includes the most actively traded securities. Shares belonging to the Continu category are traded, through financial institutions that are members of Euronext Paris by NYSE Euronext, on each trading day from 9:00 a.m. to 5:30 p.m. (CET), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price.

Euronext Paris by NYSE Euronext may suspend trading in Arcelor shares if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to those shares belonging to the Continu category, once trading has commenced, suspensions for a reservation period of two minutes (subject to extension by Euronext Paris by NYSE Euronext) are possible if the price varies either by more than 10% (with respect to non-French issuers not included in the CAC 40 Index) or 5% (with respect to non-French issuers belonging to the CAC 40 Index) from a reference price (for example, the opening auction price), or by more than 5% (with respect to non-French issuers not included in the CAC 40 Index) or 2% (with respect to non-French issuers belonging to the CAC 40 Index) from the last trade on such securities. Euronext Paris by NYSE Euronext may also suspend trading of a security admitted to trading on Euronext Paris by NYSE Euronext in certain circumstances including the occurrence of unusual trading activity in a security. In addition, the French Autorité des marchés financiers, or AMF, the French securities regulator, may also require Euronext Paris by NYSE Euronext to suspend trading.

Luxembourg Stock Exchange.  Arcelor shares are currently admitted to trading on the Luxembourg Stock Exchange’s regulated market and are listed on the Official List of the Luxembourg Stock Exchange.

Shares on the Luxembourg Stock Exchange’s regulated market are traded, through financial institutions that are members of the Luxembourg Stock Exchange, on each trading day from 9:00 a.m. to 5:30 p.m. (CET), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price.

The Luxembourg Stock Exchange may suspend trading in Arcelor shares if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. Once trading has commenced, suspensions for a reservation period of three minutes (subject to extension by the Luxembourg Stock Exchange) are possible if the price varies either by more than 5% from a reference price (for example, the opening auction price) or by more than 2.50% from the last trade on such securities. The Luxembourg Stock Exchange may also suspend trading of a security admitted to trading on the regulated market of the Luxembourg Stock Exchange market in certain circumstances including the occurrence of unusual trading activity in a security. In addition, the CSSF may also require the Luxembourg Stock Exchange to suspend trading.

The New York Stock Exchange.  Arcelor will apply for admission to trading of the Arcelor shares on the NYSE.

Shares admitted to trading on the NYSE are, in principle, traded from 9:30 a.m. to 4:00 p.m. New York City time, on each trading day in New York, New York.

The NYSE may suspend trading in Arcelor shares at any time that a company falls below certain quantitative and qualitative continued listing criteria such as the number of shareholders, number of publicly traded shares, market capitalization and compliance with applicable NYSE and SEC rules and regulations.

Spanish Exchanges.  Arcelor shares are currently admitted to trading and listing on the Spanish exchanges.

The Arcelor shares will be entered into the Automated Quotation System (Mercado Continuo). The Automated Quotation System links the Spanish exchanges. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the companies that manage the four stock exchanges.

Shares at the Automated Quotation System are, in principle, traded from 9:00 a.m. to 5:30 p.m. (CET) on trading days. However, there is a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, in which an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin.

Each of the Spanish exchanges can suspend trading in the Arcelor shares. In addition, the Spanish Comisión Nacional del Mercado de Valores, the Spanish securities regulator, may suspend trading in the Arcelor shares.

Description of Clearance and Settlement Systems

The following is a brief description of Clearstream Luxembourg, The Depository Trust Company, Euroclear Belgium, Euroclear France, Euroclear Nederland, and Iberclear. Arcelor will not have any responsibility for the performance by Clearstream Luxembourg, The Depository Trust Company, Euroclear Belgium, Euroclear France, Euroclear Nederland and Iberclear or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

Clearstream Luxembourg.  Clearstream Luxembourg is the central securities depository for the Luxembourg market, responsible for holding and transferring physical or dematerialized securities. Clearstream Luxembourg is an international central securities depository, providing, as its core services, the clearance and settlement of transactions in global and international securities and domestic securities traded across borders. These services are carried out by means of a computer based book-entry system operated from Luxembourg. Clearstream Luxembourg is registered as a bank in Luxembourg and as such is subject to regulation by the CSSF. Participants in Clearstream Luxembourg are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream Luxembourg. Clearstream Luxembourg has established an electronic bridge with Euroclear Bank SA/NV as the Operator of the Euroclear System, which is referred to as the Euroclear Operator, in Brussels, Belgium, to facilitate settlement of trades between Clearstream Luxembourg and the Euroclear Operator.

The Depository Trust Company.  The Depository Trust Company is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The Depository Trust Company was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in the accounts of its participants, thereby eliminating the need for physical movement of certificates. The Depository Trust Company participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to The Depository Trust Company system is also available to indirect participants of The Depository Trust Company such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant of The Depository Trust Company, either directly or indirectly.

Because The Depository Trust Company can only act on behalf of its participants, who in turn act on behalf of indirect participants of The Depository Trust Company and certain banks, the ability of an owner of a beneficial interest in Arcelor New York Registry Shares to pledge its interest to persons or entities that do not participate in The Depository Trust Company system, or otherwise take actions in respect of its interest, may be limited by the lack of a definitive certificate for its interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Arcelor New York Registry Shares to persons may be limited. In addition, beneficial owners of Arcelor New York Registry Shares holding their interests through The Depository Trust Company system will only receive dividend payments through The Depository Trust Company’s participants.

Euroclear Belgium.  Euroclear Belgium is the central securities depository institution whose objects are the custody of securities and the provision of services to its participants. Euroclear Belgium settles, on behalf of LCH.Clearnet SA/NV, who acts as the central counterparty, the transactions executed on Euronext Brussels by NYSE Euronext, operates the last resort securities lending and borrowing, set up by LCH.Clearnet SA/NV, and offers real-time gross settlement for OTC-trades. Euroclear Belgium maintains links with several other central securities depositories, including Euroclear. Euroclear Belgium was registered as a settlement organization by the CBFA on November 8, 2005 pursuant to the Belgian Royal Decree of September 26, 2005, and is under the supervision of the CBFA. Participants in Euroclear Belgium are credit institutions and investment firms.

Euroclear France.  Euroclear France is the central securities depository for France and offers services to its participants. Euroclear France settles the transactions executed on Euronext Paris by NYSE Euronext and offers real-time gross settlement for OTC-trades. As the national securities depository, Euroclear France is the custodian of all types of securities in any currency or form. Euroclear France is under the supervision of the AMF. Euroclear France’s operating rules have been approved by the AMF. Participants in Euroclear France are credit institutions, investment firms and legal entities listed in article L.442-2 of the French Monetary and Financial Code.

Euroclear Nederland.  Euroclear Nederland is the central securities depository of The Netherlands whose objects are the safekeeping and administration of securities and the operation of a security giro on behalf of its participants. Euroclear Nederland was designated as the central securities depository of The Netherlands by the Dutch Ministry of Finance pursuant to the 1977 Securities Giro Administration and Transfer Act (Wet giraal effectenverkeer 1977), and is under the supervision of the Dutch Minister of Finance, the Dutch Central Bank (De Nederlandsche Bank) and The Netherlands Authority for the Financial Markets, the Dutch securities regulator. Participants in Euroclear Nederland are banks and brokers that are registered as credit institutions. Under the operation of the 1977 Securities Giro Administration and Transfer Act, book-entry transfers are made between the collective securities deposits held by Euroclear Nederland.

Iberclear.  Iberclear is the Spanish clearance and settlement system that performs the clearance and settlement of securities in the Spanish exchanges. Participants in Iberclear are banks and brokers duly authorized as investment services companies. Iberclear maintains the securities registry by means of book-entry form of all eligible securities admitted to trading on the Spanish exchanges and provides technical and operational services directly related to registering, clearing and settlement of securities. Iberclear can collaborate in, or co-ordinate with, other foreign entities related to registering, clearing and settlement of securities, as well as allowing it to participate in them.

Security Codes

The Arcelor European Registry Shares have been accepted for clearance through Euroclear and Clearstream Luxembourg under common code number 014020594. The CUSIP number for the Arcelor New York Registry Shares is 03938L 104, the ISIN for the Arcelor shares is LU0140205948 and the ISIN for the post-merger Arcelor shares is LU0323134006.

LEGAL MATTERS

The validity of the Arcelor shares offered by this proxy statement/prospectus will be passed upon by Bonn Schmitt Steichen, Luxembourg counsel to Arcelor. Arcelor has received an opinion from Cleary Gottlieb Steen & Hamilton LLP confirming the tax-free status of the merger for U.S. federal income tax purposes.

EXPERTS

The consolidated financial statements of Mittal Steel Company N.V. and subsidiaries (the “Company”), for 2004, 2005 and 2006, except for the consolidated financial statements of Arcelor S.A. and subsidiaries (“Arcelor S.A.”) (except for Dofasco, Inc., Belgo Siderurgia S.A., Companhia Siderúrgica Tubarão S.A., Sol Coqueria Tubarão S.A., Acindar Industria Argentina de Aceros S.A., Arcelor España S.A., Arcelor Largos Perfiles, and Laminados Velasco S.L., consolidated subsidiaries of Arcelor S.A., whose consolidated financial statements for the period from August 1, 2006 to December 31, 2006, were audited by Deloitte Accountants B.V.), and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference herein, have been audited by Deloitte Accountants B.V. as stated in their reports which are incorporated by reference herein (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the differences between International Financial Reporting Standards as adopted by the European Union (“IFRS”) and accounting principles generally accepted in the United States of America (“US GAAP”), (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting).

The financial statements of Arcelor S.A., prepared on the basis of IFRS (consolidated with those of the Company) (not separately incorporated by reference herein), as of December 31, 2006, and for the period from August 1, 2006 to December 31, 2006, have been audited by KPMG Audit S.à.r.l., as stated in their report which is incorporated by reference herein (which report expresses a qualified opinion because the omission of comparative financial information is not in conformity with IFRS and contains an explanatory paragraph stating that the consolidated financial statements are based on historical values of Arcelor S.A.’s assets and liabilities prior to its acquisition by Mittal Steel and, accordingly, do not include the purchase price adjustments to such amounts reflected in the consolidated financial statements of Mittal Steel as a result of such acquisition).

With respect to the consolidated net income information stated on the basis of US GAAP as presented in Note 28 to the Company’s consolidated financial statements, the consolidated financial statements of Mittal Steel Holdings A.G. and subsidiaries (formerly Mittal Steel Holdings N.V.) (consolidated with those of the Company) (not separately incorporated by reference herein) for the year ended December 31, 2004, have been audited by Ernst & Young Accountants, except for (1) the consolidated financial statements of Mittal Steel South Africa (formerly Ispat Iscor Limited, formerly Iscor Limited), a consolidated subsidiary of Mittal Steel Holdings A.G. for the year ended December 31, 2004 (not separately incorporated by reference herein), which have been audited by KPMG Inc., as stated in their reports incorporated by reference herein and (2) Mittal Steel Poland S.A., a consolidated subsidiary of Mittal Steel Holdings A.G., whose consolidated financial statements for the year ended December 31, 2004 were audited by Deloitte Accountants B.V.

Such financial statements of the Company and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

The consolidated financial statements of Arcelor S.A. and subsidiaries as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, incorporated by reference herein have been audited by KPMG Audit S.à.r.l., independent auditors, as stated in their report incorporated by reference herein, and are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

In December 2004, Ernst & Young Accountants, then Mittal Steel Holdings’ independent registered public accounting firm, advised the then-existing Audit Committee of Mittal Steel that it had identified an independence issue related to providing prohibited payroll services in The Netherlands. These services involved processing payroll for approximately 17 employees of Mittal Steel Holdings’ Rotterdam office in 2002, 2003 and early 2004. In connection with the performance of these payroll processing services, Ernst & Young Accountants received Mittal Steel Holdings’ funds into a bank account jointly controlled by Ernst & Young Accountants and Mittal Steel Holdings totaling approximately fifty thousand dollars per month, which were used to make monthly payroll payments. This service ceased in February 2004. Ernst & Young Accountants received fees for these payroll services of approximately seven thousand dollars per year in 2002 and 2003, respectively.

The independence rules of the American Institute of Certified Public Accountants, as well as the SEC auditor independence rules, prohibit a bank account jointly controlled by Mittal Steel Holdings and Ernst & Young Accountants. Mittal Steel’s then-existing Audit Committee and Ernst & Young Accountants have discussed Ernst & Young Accountants’ independence with respect to Mittal Steel Holdings in light of the foregoing facts. Both Mittal Steel’s then-existing Audit Committee and Ernst & Young Accountants have considered the impact that the holding and paying of these funds may have had on Ernst & Young Accountants’ independence with respect to Mittal Steel Holdings and have each independently concluded that there has been no impairment of Ernst & Young Accountants’ independence. In making this determination, Ernst & Young Accountants and Mittal Steel’s then-existing Audit Committee considered, among other matters, the de minimis amount of funds involved and that the payroll expenses involved were not material to the consolidated financial statements of Mittal Steel Holdings. Furthermore, the payroll calculations for 2002 through February 2004 have been recalculated by an unrelated third party.

WHERE YOU CAN FIND MORE INFORMATION

ArcelorMittal files annual reports on Form 20-F with, and furnishes other information under cover of a Report on Form 6-K to, the SEC under the Exchange Act. Prior to September 3, 2007, the effective date of the first-step merger, ArcelorMittal filed with, or furnished to, the SEC documents under the name of Mittal Steel Company N.V., its legal predecessor. Prior to December 17, 2004, Mittal Steel filed with, or furnished to, the SEC documents under its former name Ispat International N.V. You may read and copy this information, or obtain copies of this information by mail, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports and other information about issuers, like ArcelorMittal, who file electronically with the SEC. The address of that site is http://www.sec.gov.

As a foreign private issuer, ArcelorMittal is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC. ArcelorMittal’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

Arcelor has filed a registration statement on Form F-4 to register with the SEC the Arcelor shares to be issued to ArcelorMittal shareholders in the merger. This proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of Arcelor, in addition to being a proxy statement of ArcelorMittal for its extraordinary general meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about ArcelorMittal and Arcelor. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, you should refer to the registration statement.

ArcelorMittal shares are listed on the NYSE, are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange, and are admitted to trading and listing on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the Spanish exchanges. Arcelor shares are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange, and are admitted to trading and listing on Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext and the Spanish exchanges. Each exchange has its own requirements for the provision of periodic reports, proxy statements and other information. You are free to inspect any such information by contacting the relevant stock exchange, including, for ArcelorMittal, at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Arcelor to “incorporate by reference” information into this proxy statement/prospectus. This means that Arcelor can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement/prospectus, except for any information that is superseded by information contained directly in this proxy statement/prospectus, any supplement to this proxy statement/prospectus or subsequent filings deemed incorporated by reference into this proxy statement/prospectus. Arcelor does not incorporate the contents of the website of ArcelorMittal or Arcelor into this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that ArcelorMittal (or its predecessor Mittal Steel) has previously filed with or furnished to the SEC. These documents contain important information about ArcelorMittal and its results of operations and financial condition:

•	Mittal Steel’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on April 17, 2007 and amended on July 3, 2007; and

•	ArcelorMittal’s current reports on Form 6-K, dated September 13, 2007, September 10, 2007 and September 6, 2007, and Mittal Steel’s current reports on Form 6-K, dated August 10, 2007, August 2, 2007, August 1, 2007 (containing a press release announcing an agreement to purchase shares in Arcelor Mittal Poland and an extract of Mittal Steel’s press release announcing results for the second quarter and first half of 2007), June 5, 2007, May 25, 2007, May 17, 2007, May 16, 2007 (containing an extract of Mittal Steel’s press release announcing first quarter 2007 earnings), April 23, 2007, April 20, 2007, April 10, 2007, March 16, 2007, February 23, 2007, February 22, 2007 (containing the audited consolidated financial statements of Arcelor and its consolidated subsidiaries), February 16, 2007, February 14, 2007, January 23, 2007, January 19, 2007 and January 10, 2007.

All documents filed by ArcelorMittal pursuant to Section 13(a) or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the ArcelorMittal extraordinary general meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus. Arcelor also incorporates by reference, to the extent expressly stated therein, certain Current Reports on Form 6-K furnished by ArcelorMittal during the same period as of the date of the furnishing of such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this proxy statement/prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to be a part of this proxy statement/prospectus from the date of filing of such modification or superseding.

ArcelorMittal has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to ArcelorMittal, and Arcelor has supplied all information contained in this proxy statement/prospectus relating to Arcelor.

You can obtain any of the documents that ArcelorMittal has filed with the SEC through ArcelorMittal, or from the SEC through the SEC’s website at http://www.sec.gov. These documents are available from ArcelorMittal and Arcelor without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus.

You may request a copy of such documents by contacting the applicable department at:

ArcelorMittal	Arcelor
19, Avenue de la Liberté	19, Avenue de la Liberté
L-2930 Luxembourg	L-2930 Luxembourg
Grand Duchy of Luxembourg	Grand Duchy of Luxembourg
+352 4792-1	+352 4792-1
Attention: Investor Relations	Attention: Investor Relations

In order for you to receive timely delivery of the documents in advance of the ArcelorMittal extraordinary general meeting, ArcelorMittal or Arcelor, as applicable, should receive your request no later than [ • ], 2007.

ArcelorMittal and Arcelor have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies pursuant to this proxy statement/prospectus is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Arcelor is a corporation organized under the laws of Luxembourg. The majority of Arcelor’s assets are located outside the United States, and a majority of Arcelor’s directors and officers named herein reside outside the United States.

As a result, U.S. investors may find it difficult:

•	to effect service of process within the United States upon Arcelor or the directors or officers of Arcelor; or

•	to enforce against Arcelor or the directors or officers of Arcelor in U.S. courts, judgments predicated upon the civil liability provisions of U.S. federal securities law; or

•	to enforce in U.S. courts judgments obtained against directors or officers of Arcelor in courts in jurisdictions outside the United States.

Arcelor’s Luxembourg counsel, Bonn Schmitt Steichen, has advised Arcelor that there is doubt as to the enforceability in Luxembourg in original actions or actions for enforcement of judgments of U.S. courts of civil liabilities predicated solely upon U.S. federal securities laws.

Arcelor has been further advised by Bonn Schmitt Steichen that the United States and Luxembourg do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be immediately enforceable in Luxembourg. However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in Luxembourg, that party may submit to a Luxembourg court the final judgment that has been rendered in the United States. If the Luxembourg court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Luxembourg concepts of due process to the extent that the Luxembourg court is of the opinion that reasonableness and fairness so require, the Luxembourg court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without re-litigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in Luxembourg. It is not certain, however, that these court practices also apply to default judgments.

Arcelor has been further advised by Bonn Schmitt Steichen that it would be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against Arcelor’s directors and senior management and non-U.S. experts named in this registration statement.

Annex A

MERGER AGREEMENT
BETWEEN
ArcelorMittal
and
Arcelor
September 25, 2007

MERGER AGREEMENT

BETWEEN:

ArcelorMittal, a Luxembourg société anonyme, having its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Registry of Trade and Companies under number B 102468 (“ArcelorMittal”), represented by Mr. Georges T.N. Schmit, duly authorized for the purpose hereof;

AND:

Arcelor, a Luxembourg société anonyme, having its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Registry of Trade and Companies under number B 82454 (“Arcelor”), represented by Mr. Joseph J. Kinsch, duly authorized for the purpose hereof;

ArcelorMittal, together with Arcelor, the “Parties” and, each of ArcelorMittal and Arcelor individually, a “Party”.

WHEREAS, as a result of the successful completion of the Revised Offer, Mittal Steel Company N.V. (“Mittal Steel”) was on September 2, 2007 the legal and beneficial owner of 631,226,643 shares of Arcelor, representing approximately 94.24% of the issued share capital and the voting rights of Arcelor, and of 3,100,000 shares of ArcelorMittal, representing 100% of the issued share capital and the voting rights of ArcelorMittal;

WHEREAS, pursuant to a memorandum of understanding (the “Memorandum of Understanding”) dated June 25, 2006, Arcelor, Mittal Steel and the Mittal Controlling Shareholder (as defined in the Memorandum of Understanding), had agreed to use their best efforts to procure that, as soon as practicable following completion of the Revised Offer, Mittal Steel shall be merged into Arcelor;

WHEREAS, it had been decided, subject to certain conditions precedent, to combine Mittal Steel and Arcelor through a two-step merger process;

WHEREAS, it had been decided, subject to the prior satisfaction of certain conditions precedent (including shareholders’ approval):

(i) as a first step, Mittal Steel shall merge into ArcelorMittal by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel, pursuant to Dutch and Luxembourg law and in accordance with the terms and conditions of a merger proposal (voorstel tot fusie/projet de fusion) and an explanatory memorandum (toelichting op het voorstel tot fusie / un rapport écrit détaillé) subject to Dutch and Luxembourg law (the “First-Step Merger”); and

(ii) as a second step, ArcelorMittal shall merge into Arcelor by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal (following which Arcelor shall be renamed “ArcelorMittal”), pursuant to Luxembourg law and in accordance with the terms and conditions of a merger proposal (projet de fusion) and an explanatory memorandum (un rapport écrit détaillé) subject to Luxembourg law (the “Second-Step Merger”);

WHEREAS, the First-Step Merger was completed on September 3, 2007;

WHEREAS, the select committee of the combined European works council of Arcelor and Mittal Steel had been duly informed with respect to the contemplated two-step merger process and the Second-Step Merger;

WHEREAS, under Luxembourg law the merger exchange ratio of the Second-Step Merger is required to be reviewed and validated by independent auditors considering its fairness to Arcelor’s shareholders and ArcelorMittal’s shareholders and other interested persons, and to be approved by the shareholders of both companies upon adoption of the decision to merge;

WHEREAS, the issued share capital of Arcelor, as of the date hereof, amounts to EUR 3,349,067,040 and is divided into 669,813,408 shares without nominal value (the “Arcelor Shares”), which share capital is proposed to be restructured prior to the completion of the Second-Step Merger; and

WHEREAS, the issued share capital of ArcelorMittal, as of the date hereof, amounts to EUR 14,172,072.53 and is divided into 1,417,207,253 shares without nominal value (the “ArcelorMittal Shares”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1  Certain defined terms.  For purposes of this Merger Agreement, the following terms and expressions shall have the meaning ascribed to them below:

“Accounts” means the audited statutory and consolidated accounts (including balance sheet, profit and loss statements and notes thereto together with a report thereon from the auditor of the company) of Arcelor for the accounting year ended December 31, 2006 and the unaudited interim accounts of Arcelor as of June 30, 2007, and the audited statutory accounts (including balance sheet, profit and loss statements and notes thereto together with a report thereon from the statutory auditor of the company) of ArcelorMittal for the accounting year ended December 31, 2006 and the unaudited interim accounts of ArcelorMittal as of June 30, 2007 (including in the notes thereto a pro-forma balance sheet of ArcelorMittal as of January 1, 2007 and June 30, 2007 taking into account the effectiveness of the First-Step Merger).

“Arcelor” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“ArcelorMittal” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“ArcelorMittal Proxy Statement” means the proxy statement of ArcelorMittal for purposes of the ArcelorMittal Shareholders’ Meeting, included in the F-4 Registration Statement.

“ArcelorMittal Shareholders’ Meeting” has the meaning ascribed to it in Section 11.3.

“ArcelorMittal Shares” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“ArcelorMittal Stock Options” means the stock options granted by ArcelorMittal in the First-Step Merger and pursuant to the ArcelorMittal stock option plan for managers and employees implemented in connection with the First-Step Merger.

“Arcelor Shareholders’ Meeting” has the meaning ascribed to it in Section 11.4.

“Arcelor Shares” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“Auditors’ Merger Reports” means the reports that shall be prepared by independent auditors in connection with the Merger, as referred to in Section 11.9.

“Consent” has the meaning ascribed to it in Section 8.3.

“CSSF” means the Commission de Surveillance du Secteur Financier, the Luxembourg securities regulator.

“Effective Date” has the meaning ascribed to it in Section 2.3.

“European Prospectus” means the shareholder circular/prospectus prepared in accordance with the provisions of Directive 2003/71/EC for purposes of the offering of the Merger Shares to the public in the relevant member states of the European Union and the admission to trading of the Arcelor Shares and the Merger Shares on the relevant regulated markets in the European Union.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” has the meaning ascribed to it in Section 3.4(a).

“Explanatory Memorandum” means the explanatory memorandum (un rapport écrit détaillé) to the Merger Proposal, as required pursuant to the Luxembourg Company Law.

“F-4 Registration Statement” means the registration statement on Form F-4 to be filed by Arcelor with the SEC under the Securities Act, which includes a proxy statement/prospectus to be distributed to holders of ArcelorMittal Shares who are resident of the United States (within the meaning of Rule 14d-1 under the Exchange Act), in connection with the ArcelorMittal Shareholders’ Meeting.

“First-Step Merger” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“Independent Merger Auditors” means the auditors referred to in Section 11.9.

“Luxembourg Company Law” means the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time.

“Luxembourg Notarial Deeds” means the Luxembourg law governed notarial deeds (procès-verbal de l’assemblée générale établi par acte notarié) containing the minutes of, respectively, the Arcelor Shareholders’ Meeting and the ArcelorMittal Shareholders’ Meeting approving the decision to merge as contemplated by the Merger Proposal.

“Material Adverse Effect” has the meaning ascribed to it in Section 8.1(b).

“Memorandum of Understanding” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“Merger” has the meaning ascribed to it in Section 2.1(a).

“Merger Agreement” means this merger agreement.

“Merger Proposal” means the merger proposal (projet de fusion) for the merger of ArcelorMittal and Arcelor as required pursuant to the Luxembourg Company Law, including any required exhibits.

“Merger Shares” has the meaning ascribed to it in Section 4.1(a).

“Merger Terms & Conditions” has the meaning ascribed to it in Section 2.1(a).

“Mittal Steel” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“NYSE” means the New York Stock Exchange, Inc.

“Parties” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“Party” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“Permits” means any authorization, license, consent, approval and order of or with any governmental authority.

“Person” means a natural person, company, partnership, economic interest group, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

“Proceeding” means any claim, action, suit, dispute or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation (whether administrative, civil or criminal).

“Representative” means with respect to any Person, any director, officer, employee, auditor, accountant, consultant, legal counsel, agent or other representative of such Person.

“Revised Offer” means the merger of equals of Arcelor and Mittal Steel achieved by way of a mix and match offer by Mittal Steel for all of the shares and convertible bonds of Arcelor, comprising:

(a) a mixed offer at a price equal to 13 Mittal Steel Class A Shares and €150.6 in cash per 12 Arcelor Shares;

(b) a cash offer at a price equal to €40.4 per Arcelor Share;

(c) an exchange offer at an exchange ratio of 11 Mittal Steel Class A Shares per 7 Arcelor Shares; and

(d) a mixed offer at a price equal to 13 Mittal Steel Class A Shares and €188.42 in cash per 12 Arcelor convertible bonds.

“SEC” means the U.S. Securities and Exchange Commission, the U.S. federal securities regulator.

“Second-Step Merger” has the meaning ascribed to it in the Preamble of this Merger Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Subsidiary” means, in respect of any Person, any entity which, directly or indirectly through one or more intermediaries, is controlled by such Person, except that, for purposes of this definition, Arcelor, and any Person controlled by Arcelor, is not considered a Subsidiary of ArcelorMittal. “Control” in this context means the ownership, directly or indirectly through one or more intermediaries, of voting shares bearing in the aggregate at least fifty (50) percent of the aggregate voting rights of all classes of all voting shares of a Person or the right or power to instruct or manage, directly or indirectly, the management of such Person.

“Tax” means all taxes, direct or indirect, including all levies, fees, duties, contributions, social security payments, withholdings imposed by or on behalf of any governmental entity or any other body or person whatsoever, including corporate income tax and related surtaxes, withholding tax, local taxes, value added tax, stamp duty, registration fees, customs duties, taxes on sales, and any social security charges and contributions payable by the company in accordance with the tax and social security regulations, including interest, penalties and other related charges.

1.2  Interpretation.  For purposes of this Merger Agreement:

(a) The section headings in this Merger Agreement are for reference only and do not affect in any way the meaning or interpretation of this Merger Agreement. References in the Merger Agreement to Articles, Sections and Exhibits are to articles in, sections in and exhibits to, the Merger Agreement, unless otherwise indicated.

(b) The meanings ascribed to the defined terms are applicable to both the singular and plural forms thereof.

(c) Any agreement defined or referred to in the above defined terms or in any provision of this Merger Agreement shall include any amendment, modification and supplement thereto and waiver thereof that may become effective from time to time, unless otherwise indicated.

(d) Any term defined by reference to any document shall have the meaning ascribed to it therein.

(e) The words “hereof”, “hereunder” and similar words shall be construed as references to this Merger Agreement as a whole and not limited to the particular article or provision in which the relevant reference appears and the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” in each instance it is used herein.

(f) All words, terms and expressions used in this Merger Agreement shall be construed and interpreted in accordance with the laws of Luxembourg.

ARTICLE 2

TERMS AND CONDITIONS OF THE MERGER

2.1  Merger of ArcelorMittal into Arcelor.

(a) ArcelorMittal shall be merged into Arcelor by way of a merger by absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal (hereinafter the “Merger”) pursuant to (i) the provisions of section XIV of the Luxembourg Company Law, and (ii) the terms and conditions included in the Merger Proposal and the Explanatory Memorandum ((i) and (ii), together, the “Merger Terms & Conditions”).

(b) Upon effectiveness of the Merger, all the assets and liabilities of ArcelorMittal (as such assets and liabilities shall exist on the Effective Date) shall be transferred to Arcelor by operation of law, ArcelorMittal shall cease to exist and Arcelor shall issue new shares to the (then-former) holders of ArcelorMittal Shares, in accordance with the Merger Terms & Conditions.

2.2  Objectives and Rationale of the Merger.  The Merger constitutes the second and final step of the process to combine Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law. The Merger shall further rationalize the corporate structure of the group initiated by the First-Step Merger.

2.3  Legal Effect of the Merger.  The Merger shall become effective between ArcelorMittal and Arcelor and vis-à-vis third parties on the date of the publication of the Luxembourg Notarial Deeds in accordance with the provisions of Article 9 of the Luxembourg Company Law (the “Effective Date”).

2.4  Accounting for the Merger.

(a) For accounting purposes, the Merger shall be considered a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of ArcelorMittal and Arcelor shall be carried forward at their historical book values, and the income of Arcelor shall include the income of ArcelorMittal as of January 1, 2007.

(b) For statutory reporting purposes, the final accounting year of ArcelorMittal shall end on December 31, 2006.

2.5  Third Parties’ Consent.

(a) In the event the consent (including any waiver or approval, whether expressed or implied) of a third party is necessary to transfer to Arcelor any asset or right of ArcelorMittal as a result of the Merger or to ensure the continued enjoyment or benefit by Arcelor of any such asset or right after the Effective Date, ArcelorMittal (or, if applicable, Arcelor) shall seek such consent as soon as possible after the execution of this Merger Agreement and use its best efforts to obtain it prior to the Effective Date. The Parties shall diligently cooperate with each other towards the obtaining of any such third party consent and shall keep each other regularly informed of the progress of any action undertaken in connection therewith.

(b) In the event any third party consent fails to be obtained before the Effective Date, this failure shall not prevent the Merger from being carried out.

2.6  Post-Merger Name.  Arcelor shall be renamed “ArcelorMittal”.

ARTICLE 3

VALUATION — EXCHANGE RATIOS

3.1  Reference Accounts.  The Merger Terms & Conditions have been determined by reference to the Accounts, provided, however, that the assets and liabilities of ArcelorMittal shall be transferred to Arcelor in their condition existing on the Effective Date.

3.2  Valuation Method.  The transferred assets and the assumed liabilities of Mittal Steel shall be assessed at their fair market values.

3.3  Treatment of Treasury Stock.  ArcelorMittal Shares held in treasury by or for the account of Arcelor or ArcelorMittal shall disappear pursuant to Article 274(1)(d) of the Luxembourg Company Law. Arcelor shall not issue any shares in consideration of the ArcelorMittal Shares held in treasury by or for the account of Arcelor or ArcelorMittal.

3.4  Exchange Ratios and Treatment of Fractional Shares.

(a) As a consequence of the transfer of all the assets and liabilities of ArcelorMittal by way of merger, Arcelor shall on the Effective Date issue to the holders of the ArcelorMittal Shares existing at such time one (1) Arcelor share for each one (1) ArcelorMittal Share (the “Exchange Ratio”).

(b) The Merger Shares issued in accordance with the provisions of Section 3.4(a) above shall be entitled to any distribution declared after the Effective Date. For the avoidance of doubt, the Merger Shares shall not be entitled to the distribution referred to in Section 12.2(b) below.

3.5  No Other Consideration.  No additional or cash consideration shall be paid by Arcelor to the shareholders of ArcelorMittal in connection with the Merger.

ARTICLE 4

SHARE CAPITAL INCREASE — CANCELLATION OF SHARES

4.1  Issuance of the Merger Shares.

(a) In the Merger, Arcelor shall increase its issued share capital by way of issuance of a number of shares (the “Merger Shares”) to the shareholders of ArcelorMittal, in accordance with the Exchange Ratio.

(b) The difference between the net asset value contributed to Arcelor and the amount of the share capital increase shall be booked in a “merger premium” account.

4.2  Cancellation of the Arcelor Shares held by Arcelor Mittal.  Upon effectiveness of the Merger, all Arcelor Shares, except the fractions of Arcelor Shares, if any, owned by ArcelorMittal and transferred to Arcelor pursuant to the Merger shall be cancelled in accordance with Article 49(3) of the Luxembourg Company Law. Such cancellation shall be offset against the share capital to the extent of the par value of the shares and for the difference between their book value and their par value in ArcelorMittal’s Accounts against the merger premium booked in accordance with Section 4.1.

ARTICLE 5

HOLDERS OF SPECIAL RIGHTS

5.1  ArcelorMittal Stock Options.  Upon effectiveness of the Merger, the ArcelorMittal Stock Options shall be converted into Arcelor stock options as follows:

(i) for each one (1) ArcelorMittal Stock Option, holders of ArcelorMittal Stock Options shall receive one (1) Arcelor stock option.

(ii) each Arcelor stock option granted in accordance with the provisions of this Section 5.1 shall give right to the subscription or acquisition, as the case may be, of one (1) Arcelor Share;

(iii) the exercise price of the Arcelor stock options granted in accordance with the provisions of this Section 5.1 shall be equal to the exercise price of the corresponding ArcelorMittal Stock Options; and

(iv) except as mentioned above, the Arcelor stock options shall be governed by terms and conditions similar to those governing the ArcelorMittal Stock Options.

5.2  Registration.  As soon as possible following the Effective Date, Arcelor shall file with the SEC a registration statement on an appropriate form under the Securities Act with respect to the Arcelor Shares subject to Arcelor stock options, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as to comply with any applicable state securities or Blue Sky laws, for so long as such Arcelor stock options remain outstanding.

ARTICLE 6

SPECIAL ADVANTAGES

Subject to the provisions of Article 5, no special advantages were or shall be granted in connection with the Merger to the members of the Boards of Directors of ArcelorMittal and Arcelor, the members of the Management Boards of ArcelorMittal and Arcelor, the auditors of ArcelorMittal and Arcelor, the Independent Merger Auditors, other experts or advisers of ArcelorMittal and Arcelor, or any other person.

ARTICLE 7

CREDITOR’S RIGHTS

Creditors having a claim against Arcelor or ArcelorMittal prior to the date of the publication of the Luxembourg Notarial Deeds in accordance with the provisions of Article 9 of the Luxembourg Company Law, shall have the rights set forth in Article 268 of the Luxembourg Company Law.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES

Other than as specifically represented and warranted by one Party to the other or as publicly disclosed by the relevant Party, each Party represents and warrants to the other Party as follows with respect to itself, as of the date of this Merger Agreement:

8.1  Organization, Authority and Qualification of the Parties.

(a) Each Party is a company duly registered or organized, validly existing as a legal entity properly incorporated, organized, registered and existing, under the laws of Luxembourg, and it has all necessary corporate power and authority to enter into this Merger Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Merger Agreement. Each Party has duly authorized the execution of this Merger Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereunder, and no other corporate proceedings are necessary other than those set forth in Article 11 below. Each Party has duly executed this Merger Agreement, and (assuming due authorization, execution and delivery by the other Party) this Merger Agreement constitutes legal, valid and binding obligations of each Party enforceable against each Party in accordance with its terms, except that such enforcement may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar applicable law now or hereafter in effect affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only at the discretion of a court of competent jurisdiction.

(b) Each Party is duly qualified in all material respects to do business (and is in good standing in each jurisdiction that recognizes the concept) in each jurisdiction in which it owns or leases material properties or conducts any material business and such qualification is necessary, except where failure to do so would not reasonably be expected to have a Material Adverse Effect. “Material Adverse Effect” means, with respect to a Party, any exceptional event or circumstance relating to such Party, or any action taken by such Party (in either case other than as a result of the terms of the Merger Agreement or the actions of the other Party) that, in either case, materially alters the substance of the relevant Party or substantially and adversely affects the economics of the Merger.

8.2  Capitalization.

(a) Arcelor hereby represents and warrants that, as of the date hereof, Arcelor has issued 669,813,408 Arcelor Shares. Except as set forth above and except as publicly disclosed or reflected in this Merger Agreement, there are no (i) issued or outstanding shares of Arcelor, (ii) securities of Arcelor convertible into, or exchangeable or exercisable for, shares of Arcelor, (iii) warrants, calls, options or other rights to acquire or subscribe from Arcelor or any of its Subsidiaries, or any obligation of Arcelor or any of its Subsidiaries to issue, any shares or securities convertible into or exchangeable or exercisable for shares of Arcelor, or (iv) outstanding obligations of Arcelor to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. All of the issued Arcelor Shares have been validly issued and are fully paid up.

(b) ArcelorMittal hereby represents and warrants that, as of the date hereof, ArcelorMittal has issued 1,417,207,253 ArcelorMittal Shares. Except as set forth above and except as publicly disclosed or reflected in this Merger Agreement, there are no (i) issued or outstanding shares of ArcelorMittal, (ii) securities of ArcelorMittal convertible into, or exchangeable or exercisable for, shares of ArcelorMittal, (iii) warrants, calls, options or other rights to acquire or subscribe from ArcelorMittal or any of its Subsidiaries, or any obligation of ArcelorMittal or any of its Subsidiaries to issue, any shares or securities convertible into or exchangeable or exercisable for shares of ArcelorMittal, or (iv) outstanding obligations of ArcelorMittal to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. All of the issued ArcelorMittal Shares have been validly issued and are fully paid up.

8.3  Consents and Approvals.  Except as contemplated in this Merger Agreement and except where the failure to make any registration or filing with or notification to, or to obtain any permit, authorization, consent or approval of any governmental authority (any of the foregoing a “Consent”) (a) would not prevent or materially delay the consummation of the transactions contemplated hereby or otherwise prevent a Party from performing in all material respects its obligations under this Merger Agreement, or (b) would not individually or in the aggregate have a Material Adverse Effect, no Consent of any governmental authority is necessary for the execution and delivery of this Merger Agreement by the relevant Party and the consummation of the transactions contemplated hereby.

ARTICLE 9

TAX TREATMENT

9.1  Luxembourg Capital Tax.  Arcelor shall seek agreement with the Luxembourg tax authorities to confirm that the Merger shall not attract any capital tax under Article 4-1 of the law of December 29, 1971 as amended.

9.2  Luxembourg Corporate Income Tax.  Arcelor and ArcelorMittal shall seek agreement with the Luxembourg corporate tax authorities to confirm that the Merger shall not attract any major adverse Luxembourg corporate tax (impôt sur le revenu des collectivités, impôt commercial communal) consequences.

ARTICLE 10

CONDUCT OF BUSINESS PENDING THE COMPLETION OF THE MERGER

10.1  Conduct of Business by ArcelorMittal Pending the Completion.  Between the date of this Merger Agreement and until the earlier of the termination of this Merger Agreement and the Effective Date, except as expressly contemplated by any other provision of this Merger Agreement, (a) ArcelorMittal shall cause the businesses of ArcelorMittal and its Subsidiaries to be conducted only in, and ArcelorMittal shall cause ArcelorMittal and its Subsidiaries to not take any action except in, the ordinary course of business and in a manner consistent with past practice, and (b) ArcelorMittal shall use its best efforts to preserve substantially intact the current business organization of ArcelorMittal and its Subsidiaries.

10.2  Conduct of Business by Arcelor Pending the Completion.  Between the date of this Merger Agreement and until the earlier of the termination of this Merger Agreement and the Effective Date, except as expressly contemplated by any other provision of this Merger Agreement, (a) Arcelor shall cause the businesses of Arcelor and its Subsidiaries to be conducted only in, and Arcelor shall cause Arcelor and its Subsidiaries to not take any action except in, the ordinary course of business and in a manner consistent with past practice, and (b) Arcelor shall use its best efforts to preserve substantially intact the current business organization of Arcelor and its Subsidiaries.

ARTICLE 11

ADDITIONAL REQUIREMENTS

11.1  Preparation of Disclosure Documents.

(a) ArcelorMittal and Arcelor shall cooperate with one another (i) in connection with the preparation of the Merger Proposal, the Explanatory Memorandum, the European Prospectus, the F-4 Registration Statement (including the ArcelorMittal Proxy Statement) and any board and shareholder resolutions, and any amendments or supplements thereto, (ii) in determining whether any action by or in respect of, or Consent from, any governmental body, agency or official, or authority is required, or any consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Merger Agreement and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Merger Proposal, the Explanatory Memorandum, the European Prospectus, the F-4 Registration Statement, the ArcelorMittal Proxy Statement, and any board and shareholder resolutions and seeking timely to obtain any such actions, consents, approvals or waivers. Each of ArcelorMittal and Arcelor shall use its best efforts to have the European Prospectus approved by the CSSF as promptly as practicable. Each of ArcelorMittal and Arcelor shall use its best efforts to have the F-4 Registration Statement declared effective by the SEC as promptly as practicable and to keep the F-4 Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated by this Merger Agreement. ArcelorMittal and Arcelor shall, as promptly as practicable after receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the European Prospectus, the F-4 Registration Statement, and the ArcelorMittal Proxy Statement received by any governmental body or authority. Each of ArcelorMittal and Arcelor shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the European Prospectus, the F-4 Registration Statement, and the ArcelorMittal Proxy Statement prior to filing such documents with any governmental body or authority, and shall provide each other with a copy of all such filings made with any governmental body or authority.

(b) Except as otherwise set forth in this Merger Agreement, no amendment or supplement (including by incorporation by reference) to the Merger Proposal, the Explanatory Memorandum, the European Prospectus, the F-4 Registration Statement, or the ArcelorMittal Proxy Statement shall be made without the approval of both ArcelorMittal and Arcelor, whose approval shall not be unreasonably withheld or delayed.

(c) ArcelorMittal shall advise Arcelor, and Arcelor shall advise ArcelorMittal, promptly after it receives notice thereof, of the times when the European Prospectus has been approved by the CSSF, the F-4 Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Merger Shares for offering or sale in any jurisdiction or any request by any governmental body, court, or authority for amendment of the Merger Proposal, the Explanatory Memorandum, the European Prospectus, the F-4 Registration Statement and the ArcelorMittal Proxy Statement.

(d) On the Effective Date, Arcelor shall file a Current Report on Form 6-K containing the information required by Rule 12g-3(f) of the Exchange Act.

11.2  Merger Proposal and Explanatory Memorandum.  As soon as possible following the availability of the Auditors’ Merger Reports, the Merger Proposal shall be finalized and signed by the duly authorized members of the Boards of Directors of Arcelor and ArcelorMittal and then be deposited and published in accordance with the provisions of Articles 9 and 262 of the Luxembourg Company Law, and the Explanatory Memorandum shall be finalized and signed by the duly authorized members of the Boards of Directors of Arcelor and ArcelorMittal, together with the appropriate documents as referred to in the Luxembourg Company Law, and shall be available at the offices of Arcelor and ArcelorMittal.

11.3  ArcelorMittal Shareholders’ Meeting.  ArcelorMittal shall convene and hold an extraordinary general meeting of shareholders of ArcelorMittal (the “ArcelorMittal Shareholders’ Meeting”) as referred to in Section 12.1 as soon as practicable after the satisfaction or waiver of the conditions precedent set forth in Sections 12.3 to 12.6. The ArcelorMittal Shareholders’ Meeting shall be held on the same day as the Arcelor

Shareholders’ Meeting. ArcelorMittal shall use its best efforts to obtain adoption of the decision to merge by the ArcelorMittal shareholders in accordance with Section 12.1 and shall otherwise comply with all legal requirements applicable to the ArcelorMittal Shareholders’ Meeting.

11.4  Arcelor Shareholders’ Meeting.  Arcelor shall convene and hold an extraordinary general meeting of shareholders of Arcelor (the “Arcelor Shareholders’ Meeting”) as referred to in Section 12.2 as soon as practicable after the satisfaction or waiver of the conditions precedent set forth in Sections 12.3 to 12.6. The Arcelor Shareholders’ Meeting shall be held on the same day as the ArcelorMittal Shareholders’ Meeting. Arcelor shall use its best efforts to obtain adoption of the decision to merge by the Arcelor shareholders in accordance with Section 12.2 and shall otherwise comply with all legal requirements applicable to the Arcelor Shareholders’ Meeting.

11.5  Admission to Listing and Trading of the Arcelor Shares and the Merger Shares.

Arcelor shall use its best efforts to have the Merger Shares, and, for purposes of Euronext Amsterdam by NYSE Euronext and the NYSE, the Arcelor Shares, (provisionally) admitted to listing and trading on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the NYSE and the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, admitted to trading on the official market of the Luxembourg Stock Exchange and listed on the official list of the Luxembourg Stock Exchange before or on the Effective Date.

11.6  Access to Information — Confidentiality.

(a) From the date of this Merger Agreement until the Effective Date, Arcelor shall, and shall cause its Subsidiaries to provide to ArcelorMittal (and ArcelorMittal’s Representatives) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of Arcelor and its Subsidiaries and to the books and records thereof for the purpose of conducting whatever investigations ArcelorMittal deems necessary.

(b) From the date of this Merger Agreement until the Effective Date, ArcelorMittal shall, and shall cause its Subsidiaries to provide to Arcelor and Arcelor’s Representatives reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of ArcelorMittal and its Subsidiaries and to the books and records thereof for the purpose of conducting whatever investigations Arcelor deems necessary.

(c) All information obtained by either of the Parties and their respective Representatives pursuant to this Section 11.6 shall be kept confidential.

(d) No investigation pursuant to this Section 11.6 shall affect any representation or warranty in this Merger Agreement or any condition to the obligations of the Parties.

11.7  Notification of Certain Matters.  Each Party shall give prompt notice to the other Party of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which could reasonably be expected to cause any representation or warranty of such first Party contained in this Merger Agreement to be untrue or inaccurate in any material respect and (b) any failure of such first Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 11.7 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

11.8  Further Action.  Upon the terms and subject to the conditions of this Merger Agreement, each of the Parties shall use its best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the Merger (including without limitation the issuance of the Merger Shares), including using its best efforts to obtain all consents, approvals, authorizations, qualifications and orders of all third parties that are necessary for the consummation of the Merger and to fulfill the conditions to the Effective Date.

In the event that, at any time after the Effective Date, any further action is necessary or desirable to carry out the purposes of this Merger Agreement, the proper officers and directors of each of the Parties shall use their best efforts to take all such action. The Parties acknowledge and agree that they shall use all reasonable efforts to complete the Merger no later than December 31, 2007.

11.9  Auditors’ Merger Reports.

(a) ArcelorMittal shall ensure that independent auditors shall be appointed to review, certify and report on the Merger Terms & Conditions, and, in particular, the Exchange Ratio, as required pursuant to Article 266 of the Luxembourg Company Law.

(b) Arcelor shall ensure that independent auditors shall be appointed to review, certify and report on the Merger Terms & Conditions, and, in particular, the Exchange Ratio, as required pursuant to Article 266 of the Luxembourg Company Law.

ARTICLE 12

CONDITIONS PRECEDENT

The completion of the Merger is subject to the satisfaction or waiver, where legally permissible, of the following conditions precedent:

12.1  ArcelorMittal Shareholder Approval.  The decision to merge ArcelorMittal into Arcelor as contemplated by the Merger Proposal and the Explanatory Memorandum shall have been adopted by the requisite affirmative vote of the shareholders of ArcelorMittal in accordance with Section XIV of the Luxembourg Company Law and ArcelorMittal’s articles of association.

12.2  Arcelor Shareholder Approval.  The following shall have been approved or adopted by the requisite affirmative vote of the shareholders of Arcelor in accordance with Section XIV of the Luxembourg Company Law and Arcelor’s articles of association:

(a) the completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor shall be exchanged for 8 post-capital restructuring shares of Arcelor;

(b) the increase of the share capital of Arcelor by incorporation of free reserves without issuing new shares, but by increasing the par value of the shares in order to round up the par value of the post-capital restructuring shares of Arcelor to the immediately higher eurocent;

(c) the decision of Arcelor to distribute an additional dividend of $0.040625 per post-share capital restructuring Arcelor share, payable simultaneously with the last installment of the dividend decided by the ordinary general meeting of Arcelor on April 27, 2007, so that each post-share capital restructuring Arcelor share (other than those issued in, or following the Merger) will be entitled to a dividend payment of $0.325 on or about December 15, 2007;

(d) the decision to create an authorized share capital and to authorize the Board of Directors of Arcelor to issue Arcelor Shares within the limits of the authorized share capital for delivery upon exercise or conversion, as applicable, of Arcelor stock options or other equity-based awards granted under any Arcelor employee incentive or benefit plan and to limit or cancel the preferential subscription right of the existing shareholders;

(e) the amendment of Arcelor’s articles of association and adoption of an English language version and the change of the binding language of the articles of association from French to English;

(f) the decision to merge ArcelorMittal into Arcelor as contemplated by the Merger Proposal and the Explanatory Memorandum;

(g) the decision to issue the Merger Shares;

(h) the decision to cancel upon effectiveness of the Merger, the Arcelor Shares, except the fractions of Arcelor Shares, if any, that shall be transferred by ArcelorMittal to Arcelor pursuant to the Merger, as referred to in Section 4.2 above; and

(i) the decision to issue the Arcelor stock options in the Merger, as referred to in Section 5.1 above.

12.3  Approval of the European Prospectus.  The European Prospectus shall have been approved by the CSSF and a copy of such approval shall have been notified by the CSSF to the competent securities regulator in Belgium, France, The Netherlands and Spain, no actions by third parties challenging the CSSF’s approval shall be pending or threatened before the competent Luxembourg courts, and the CSSF shall not have withdrawn or threatened to withdraw its approval.

12.4  Effectiveness of the F-4 Registration Statement.  The F-4 Registration Statement shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the F-4 Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

12.5  Admission to Listing and Trading of the Arcelor Shares and the Merger Shares.

(a) The Merger Shares and, for purposes of Euronext Amsterdam by NYSE Euronext and the NYSE, the Arcelor Shares, shall have been (provisionally) admitted to listing and trading on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, and the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, admitted to trading on the official market of the Luxembourg Stock Exchange and listed on the official list of the Luxembourg Stock Exchange.

(b) The listing of the Arcelor Shares and the Merger Shares on the NYSE shall have been approved by the NYSE, subject to official notice of issuance.

12.6  Absence of Litigation.  There shall be no action, litigation or proceeding by any court or Person, instituted or pending, or statute, rule, regulation, injunction, order or decree by any court or Person issued or deemed to be applicable to the Merger, that seeks to prohibit or restrain the Merger or seeks a divestiture of any ArcelorMittal Shares or Arcelor Shares (including the Merger Shares) or limitation on the ownership rights of Arcelor over the assets and liabilities of ArcelorMittal that are transferred to Arcelor upon effectiveness of the Merger that would reasonably be expected to have a Material Adverse Effect.

ARTICLE 13

TERMINATION, AMENDMENT AND WAIVER

13.1  Termination.

(a) This Merger Agreement may be terminated and the plan to merge ArcelorMittal and Arcelor shall be abandoned if ArcelorMittal and Arcelor mutually so decide by written consent at any time prior to the Effective Date.

(b) If any of the conditions precedent referred to in Article 12 above is not satisfied or waived by December 31, 2007 at the latest, this Merger Agreement may be terminated, upon written notice by either Party to the other Party, provided, however, that the right to terminate this Merger Agreement under this Section 13.1(b) shall not be available to the Party whose failure to fulfill any condition precedent under this Merger Agreement has been the cause of, or resulted in, the failure of the satisfaction of such condition precedent to occur on or before such date. If no such written notice is sent, this Merger Agreement shall remain in full force and the Parties may agree to either consider such condition precedent waived or amend this Merger Agreement.

13.2  Effect of Termination.  In the event of the termination of this Merger Agreement pursuant to Section 13.1 above, there shall be no liability under this Merger Agreement on the part of any Party, except (a) as set forth in this Section 13.2, and (b) nothing herein shall relieve any Party from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Merger Agreement prior to such termination, provided, however, that the terms of this Section 13.2, and the Sections 11.6, 13.4, 14.1, 14.2, 14.3, 14.4, 14.5, 14.6, 14.7 and 14.8 (and any related definitional provisions set forth in Article 1) shall survive any termination of this Merger Agreement.

13.3  No Rescission.  Without prejudice to Sections 13.1 and 13.2 above, the Parties waive to the greatest extent legally possible their respective rights to rescind (résoudre) or demand in legal proceedings the rescission (résolution) of this Merger Agreement pursuant to the provisions of the Luxembourg Civil Code and in particular to Article 1184 thereof, or otherwise.

13.4  Fees and Expenses.  Each Party shall bear its own expenses.

13.5  Amendment — Waiver.  This Merger Agreement may not be amended except by a written instrument duly executed by each of the Parties. At any time prior to the Effective Date, either Party may (a) extend the time for the performance of any obligation or other act of the other Party, (b) waive any inaccuracy in the representations and warranties of any other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other Party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

ARTICLE 14

GENERAL PROVISIONS

14.1  Publicity.  The initial press release regarding this Merger Agreement and the Merger shall be a joint press release and thereafter ArcelorMittal and Arcelor shall use their best efforts to develop a joint communications plan and each Party shall use its best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with the other before issuing any press release or public statement with respect to the transactions contemplated by this Merger Agreement and shall not issue any such press release or public statement prior to such consultation. In addition to the foregoing, except to the extent disclosed in or consistent with the European Prospectus and the F-4 Registration Statement, neither ArcelorMittal nor Arcelor shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations without the consent of the other Party, whose consent shall not be unreasonably withheld or delayed.

14.2  Severability.  If any term or other provision of this Merger Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Merger Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon the determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Merger Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order for the Merger to be completed as originally contemplated to the fullest extent possible.

14.3  Entire Agreement.  This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

14.4  Assignment.  Neither this Merger Agreement nor the rights and obligations under this Merger Agreement may be assigned, pledged or transferred by either Party without the prior written consent of the other Party.

14.5  Parties in Interest.  This Merger Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Merger Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Merger Agreement.

14.6  Specific Performance.  The Parties agree that irreparable damage would occur in the event any provision of this Merger Agreement were not performed in accordance with the terms hereof and that the

Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

14.7  Governing Law.  This Merger Agreement shall be governed by, and construed in accordance with, Luxembourg law.

14.8  Dispute Resolution.  The Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of Luxembourg any dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Merger Agreement or any of the documents referred to in this Merger Agreement or the transactions contemplated hereby or thereby.

14.9  Counterparts.  This Merger Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same document.

IN WITNESS WHEREOF, ArcelorMittal and Arcelor have caused this Merger Agreement to be executed as of the date first written above by their respective directors thereto duly authorized.

ArcelorMittal /s/ Mr Georges T.N. Schmit Director

Arcelor /s/ Mr Joseph J. Kinsch Chairman of the Board of Directors

UNOFFICIAL TRANSLATION1
Annex B

PROPOSAL FOR THE MERGER OF

ArcelorMittal

Luxembourg public limited liability company (société anonyme)
19, Avenue de la Liberté
L-2930 Luxembourg
Grand-Duchy of Luxembourg
R.C.S. Luxembourg B 102468

and

Arcelor

Luxembourg public limited liability company (société anonyme)
19, Avenue de la Liberté
L-2930 Luxembourg
Grand-Duchy of Luxembourg
R.C.S. Luxembourg B 82454

September 25, 2007

1For purposes of Luxembourg law, the French language version of this Merger Proposal is binding.

THE BOARDS OF DIRECTORS OF:

ArcelorMittal, a Luxembourg société anonyme, having its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Registry of Trade and Companies under number B 102468 (“ArcelorMittal”); and

Arcelor, a Luxembourg société anonyme, having its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Registry of Trade and Companies under number B 82454 (“Arcelor,” together with ArcelorMittal, the “Merging Companies”).

WHEREAS:

(A) It had been decided, subject to certain conditions precedent, to combine Mittal Steel Company N.V. (“Mittal Steel”) and Arcelor through a two-step merger process;

(B) It had been decided, subject to the prior satisfaction of certain conditions precedent (including shareholders’ approval) that:

(i) as a first step, Mittal Steel shall merge into ArcelorMittal by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel, pursuant to Dutch and Luxembourg law and in accordance with the terms and conditions of a merger proposal (voorstel tot fusie / projet de fusion) and an explanatory memorandum (toelichting op het voorstel tot fusie / un rapport écrit détaillé) subject to Dutch and Luxembourg law (the “First-Step Merger”); and

(ii) as a second step, ArcelorMittal shall merge into Arcelor by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal (following which Arcelor shall be renamed “ArcelorMittal”), pursuant to Luxembourg law and in accordance with the terms and conditions of a merger proposal (projet de fusion) and an explanatory memorandum (un rapport écrit détaillé) subject to Luxembourg law (the “Second-Step Merger”);

(C) The First-Step Merger was completed on September 3, 2007;

(D) The Merging Companies have entered into a merger agreement, dated September 25, 2007 (the “Merger Agreement”) pursuant to which the Merging Companies have agreed to merge ArcelorMittal into Arcelor by way of a merger by absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal pursuant to the provisions of section XIV of the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time (the “Luxembourg Company Law”);

(E) The issued share capital of Arcelor, as of the date hereof, amounts to EUR 3,349,067,040 and is divided into 669,813,408 shares without nominal value (the “Arcelor Shares”), which share capital is proposed to be restructured prior to the completion of the Second-Step Merger;

(F) The issued share capital of ArcelorMittal, as of the date hereof, amounts to EUR 14,172,072.53 and is divided into 1,417,207,253 shares without nominal value (the “ArcelorMittal Shares”);

(G) The accounting year of each of the Merging Companies coincides with the calendar year, and Arcelor’s statutory and consolidated accounts for the accounting year ended December 31, 2006 have been adopted by its general meeting of shareholders on April 27, 2007, and ArcelorMittal’s statutory accounts for the accounting year ended December 31, 2006 have been adopted by its general meeting of shareholders on April 19, 2007;

(H) The Boards of Directors have prepared and approved interim accounts of their respective Merging Companies as of June 30, 2007;

(I) None of the Merging Companies has been dissolved, has been declared bankrupt, or is subject to a suspension of payments; and

(J) All of the issued shares in the capital of the Merging Companies are fully paid up.

NOW, THEREFORE, make the following proposal of merger (the “Merger Proposal”):

1.	Merger

ArcelorMittal shall be merged into Arcelor by way of a merger by absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal (hereinafter the “Merger”) pursuant to (i) the provisions of section XIV of the Luxembourg Company Law, and (ii) the terms and conditions included in this Merger Proposal and an explanatory memorandum (un rapport écrit détaillé) ((i) and (ii), together, the “Merger Terms & Conditions”).

Upon effectiveness of the Merger, all the assets and liabilities of ArcelorMittal (as such assets and liabilities shall exist on the Effective Date, as defined below) shall be transferred to Arcelor by operation of law, ArcelorMittal shall cease to exist and Arcelor shall issue new shares to the (then-former) holders of ArcelorMittal Shares, in accordance with the Merger Terms & Conditions.

2.	Articles of Association

The articles of association of Arcelor currently read as indicated in Annex A to this Merger Proposal. Upon approval of the decision to merge by the shareholders of Arcelor, the articles of association of Arcelor (to be renamed “ArcelorMittal”), shall be amended to read as indicated in Annex B to this Merger Proposal. The amendments shall be effective on the Effective Date, except for the amendments related to the share capital restructuring referred to in Section 7 (“Share Exchange Ratio”) below, which shall be effective on the day of the effectiveness of the share capital restructuring. Annexes A and B form an integral part of this Merger Proposal.

3.	Composition of the Board of Directors of Arcelor

The composition of the Board of Directors of Arcelor shall not change as a result of the Merger.

On the Effective Date, the Board of Directors of Arcelor (which shall be renamed “ArcelorMittal”) shall consist of the following persons:

Joseph J. Kinsch, Chairman of the Board of Directors
Lakshmi N. Mittal, President and Chief Executive Officer
José Ramón Álvarez-Rendueles Medina
Edmond Pachura
HRH Prince Guillaume de Luxembourg
Sergio Silva de Freitas
Jean-Pierre Hansen
Vanisha Mittal Bhatia
Wilbur L. Ross
Lewis Kaden
François H.J. Pinault
Narayanan Vaghul
Georges T.N. Schmit
Antoine R. Spillmann
Romain C.L. Zaleski
John O. Castegnaro
Michel A. Marti
Manuel Fernandéz López

4.	Effective Date

The Merger shall become effective between ArcelorMittal and Arcelor and vis-à-vis third parties on the date of the publication of the Luxembourg law governed notarial deeds (procès-verbal de l’assemblée générale établi par acte notarié) containing the minutes of respectively the extraordinary general meeting of shareholders of ArcelorMittal approving the Merger and the extraordinary general meeting of shareholders of Arcelor approving the Merger in accordance with the provisions of Article 9 of the Luxembourg Company Law (the “Effective Date”).

5.	Accounting for the Merger

For accounting purposes, the Merger shall be considered a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of ArcelorMittal and Arcelor shall be carried forward at their historical book values, and the income of Arcelor shall include the income of ArcelorMittal as of January 1, 2007.

For statutory reporting purposes, the final accounting year of ArcelorMittal shall end on December 31, 2006.

6.	Reference Accounts — Valuation

The terms and conditions of the Merger have been determined by reference to the audited statutory accounts (including the balance sheet, the profit and loss statements and the notes thereto, together with the report from the company’s statutory auditor) of ArcelorMittal for the accounting year ended December 31, 2006 and the unaudited interim accounts of ArcelorMittal as of June 30, 2007 (including in the notes thereto a pro-forma balance sheet of ArcelorMittal as of January 1, 2007 and June 30, 2007 taking into account the effectiveness of the First-Step Merger), and the audited statutory and consolidated accounts (including the balance sheet, the profit and loss statements and the notes thereto, together with the report from the company’s auditor) of Arcelor for the accounting year ended December 31, 2006 and the unaudited interim accounts of Arcelor as of June 30, 2007, provided, however, that the assets and liabilities of ArcelorMittal shall be transferred to Arcelor in their condition existing on the Effective Date.

The transferred assets and the assumed liabilities of ArcelorMittal shall be assessed at their historical book values.

7.	Share Exchange Ratio

The Boards of Directors of the Merging Companies decided that it would be advisable to restructure the share capital of Arcelor immediately prior to the effectiveness of the Merger so as to have a one-to-one exchange ratio in the Merger. The share capital restructuring would take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, thus mechanically resulting in an adjusted exchange ratio of one new Arcelor share for everyone ArcelorMittal Share without any economic effect on Arcelor or ArcelorMittal shareholders. As a result of the share capital restructuring each holder of pre-restructuring Arcelor shares would receive a number of post-restructuring Arcelor shares equal to (i) the number of pre-restructuring Arcelor shares held by that person divided by 0.875 (7 divided by 8) (such quotient being referred to as “A”) or (ii) if such number is not a whole number, the immediately lower whole number of post-restructuring Arcelor shares (such number being referred to as “B”) and a number of fractions of a seventh of a post-restructuring Arcelor share equal to seven multiplied by the difference between A and B.

The share capital of Arcelor shall be increased by incorporation of free reserves without issuing new shares, but by increasing the par value of the shares in order to round up to the immediately higher eurocent the par value of the post-restructuring shares.

This aforementioned share capital restructuring and share capital increase will be submitted for approval to the extraordinary general meeting of shareholders of Arcelor that will be convened to adopt the decision to merge ArcelorMittal into Arcelor as contemplated by this Merger Proposal. The completion of the aforementioned share capital restructuring and share capital increase are conditions precedent to the effectiveness of the Merger.

As a consequence of the transfer by operation of law of all the assets and liabilities of ArcelorMittal by way of merger, Arcelor shall on the Effective Date issue to the holders of the ArcelorMittal Shares existing at such time one (1) Arcelor share for each one (1) ArcelorMittal Share (the “Exchange Ratio”).

As of the Effective Date, the newly-issued Arcelor shares shall rank pari passu with any existing Arcelor Shares, including with respect to any undistributed profits and other reserves. For the avoidance of doubt, the newly-issued Arcelor shares shall not be entitled either to (i) the last installment of the dividend decided by the annual general meeting of Arcelor held on April 27, 2007, or (ii) the additional $0.040625 per post-capital restructuring Arcelor share which distribution shall be proposed to the extraordinary general meeting of Arcelor convened to approve the Merger, which in the aggregate represents a dividend of $0.325 per post-restructuring Arcelor share. Conversely, as a result of the Merger, Arcelor shall assume ArcelorMittal’s obligation to pay the last installment of the quarterly dividend decided by the annual general meeting of Mittal Steel on June 12, 2007, which, in light of the exchange ratio of the First-Step Merger and the Merger, shall represent $0.325 per Arcelor share newly issued in the Merger. Therefore, on December 15, 2007, each Arcelor share (whether issued in the Merger or previously issued) shall be entitled to a dividend payment of $0.325.

8.	Settlement of The Merger

Upon effectiveness of the Merger, holders of ArcelorMittal Shares shall automatically receive newly-issued Arcelor shares in accordance with the Exchange Ratio and on the basis of their respective holdings as entered in the ArcelorMittal shareholder registry (registre des actionnaires) or their respective securities accounts.

Holders of ArcelorMittal Shares whose shares are registered directly in ArcelorMittal’s shareholder registry shall automatically receive newly-issued Arcelor shares through an entry in the shareholder registry of Arcelor.

Holders of ArcelorMittal Shares whose shares are registered indirectly, that is through a clearing system, in ArcelorMittal’s Dutch, Luxembourg or New York shareholder registry, shall automatically receive newly-issued Arcelor shares through a credit to their respective securities accounts.

9.	Independent Auditors

The Board of Directors of ArcelorMittal has appointed an independent auditor to review, certify and report on the Merger Terms & Conditions, and, in particular, the Exchange Ratio, as required pursuant to Article 266 of the Luxembourg Company Law. A copy of the report (un rapport écrit destiné aux actionnaires) of this independent auditor, as required pursuant to Article 266 of the Luxembourg Company Law, is available at the offices of ArcelorMittal and Arcelor.

The Board of Directors of Arcelor has appointed an independent auditor to review, certify and report on the Merger Terms & Conditions, and, in particular, the Exchange Ratio, as required pursuant to Article 266 of the Luxembourg Company Law. A copy of the report (un rapport écrit destiné aux actionnaires) of this independent auditor, as required pursuant to Article 266 of the Luxembourg Company Law, is available at the offices of ArcelorMittal and Arcelor.

10.	ArcelorMittal Treasury Shares

ArcelorMittal Shares held in treasury by or for the account of Arcelor or ArcelorMittal shall disappear pursuant to Article 274(1)(d) of the Luxembourg Company Law. Arcelor shall not issue any shares in consideration of the ArcelorMittal Shares held in treasury by or for the account of Arcelor or ArcelorMittal.

11.	Cancellation Of Arcelor Shares Held by ArcelorMittal

Upon effectiveness of the Merger, all Arcelor Shares, except the fractions of Arcelor Shares, if any, owned by ArcelorMittal and transferred to Arcelor pursuant to the Merger shall be cancelled in accordance with Article 49(3) of the Luxembourg Company Law. Such cancellation shall be offset against the share capital to the extent of the par value of the shares and for the difference between their book value and their par value in ArcelorMittal’s accounts against the merger premium as referred to in Section 12 (“Impact on Distributable Reserves and Goodwill of Arcelor”) below.

The shareholders of Arcelor shall vote on the cancellation referred to above, at the same extraordinary general meeting of shareholders that shall be convened to adopt the decision to merge ArcelorMittal into Arcelor as contemplated by this Merger Proposal.

12.	Impact on Distributable Reserves and Goodwill of Arcelor

The Merger shall result in the creation of a “merger premium” account, reflecting the difference between the net asset value contributed to Arcelor and the amount of the share capital increase by Arcelor. The merger premium shall be decreased as a result of the cancellation of Arcelor Shares, except the fractions of Arcelor Shares, if any, held by ArcelorMittal, as referred to in Section 11 (“Cancellation of Arcelor Shares Held by ArcelorMittal”) above. There shall be no impact on goodwill.

13.	Special Advantages

Except for the grant of stock options as described in Section 14 (“Treatment of Stock Options”) below, no special advantages were or shall be granted in connection with the Merger to the members of the Boards of Directors of ArcelorMittal and Arcelor, the members of the Management Boards of ArcelorMittal and Arcelor, the auditors of ArcelorMittal and Arcelor, the independent auditors, other experts or advisers of ArcelorMittal and Arcelor, or any other person.

14.	Treatment of Stock Options

Upon effectiveness of the Merger, the ArcelorMittal stock options shall be converted into Arcelor stock options as follows:

(i) for each one (1) ArcelorMittal stock option, holders of ArcelorMittal stock options shall receive one (1) Arcelor stock option.

(ii) each Arcelor stock option granted in the Merger shall give right to the subscription or acquisition, as the case may be, of one (1) Arcelor share;

(iii) the exercise price of the Arcelor stock options granted in the Merger shall be equal to the exercise price of the corresponding ArcelorMittal stock options; and

(iv) except as mentioned above, the Arcelor stock options shall be governed by terms and conditions similar to those governing the ArcelorMittal stock options.

15.	Treatment of Special Rights

Right of Pledge or Right of Usufruct over directly held ArcelorMittal Shares

The following applies with respect to ArcelorMittal Shares in respect of which the shareholder is directly registered in ArcelorMittal’s Dutch, Luxembourg or New York shareholder registry (registre des actionnaires).

Each holder of ArcelorMittal Shares who has granted a right of pledge or a right of usufruct in ArcelorMittal Shares and each holder of a right of pledge or a right of usufruct in ArcelorMittal Shares, is strongly recommended to inform Mr. Henk Scheffer, Corporate Secretary at ArcelorMittal, phone +352 4792-2414, henk.scheffer@arcelormittal.com of such right of pledge or right of usufruct before Friday, October 19, 2007.

If ArcelorMittal is informed of such right of pledge or right of usufruct before Friday October 19, 2007, the Merging Companies shall use their reasonable best efforts to assist the grantor and the holder of such right of pledge or right of usufruct with the creation and perfection of a similar interest over the newly-issued Arcelor shares to the extent legally feasible under Luxembourg law.

Right of Pledge, Right of Usufruct or Similar Security or Special Interest in ArcelorMittal Shares held through a Book-Entry System

The following applies with respect to ArcelorMittal Shares that are held through a book-entry system.

Each holder of ArcelorMittal Shares who has granted a right of pledge, a right of usufruct or a similar security or special interest in ArcelorMittal Shares, and each holder of a right of pledge, a right of usufruct or a similar security or special interest in ArcelorMittal Shares, is strongly recommended to contact his or her bank, broker or custodian through which such right of pledge, right of usufruct, or similar security or special interest is held or recorded, to review the legal consequences, if any, resulting from the Merger on such right of pledge, right of usufruct, or similar security or special interest.

Other Special Rights

Except for the holders of stock options as described in Section 14 (“Treatment of Stock Options”) above, and holders of a right of pledge, a right of usufruct or similar security or special interest as described above, there are no natural or legal persons who or that have special rights, other than in their capacity of shareholder, within the meaning of Article 261(2)(f) of the Luxembourg Company Law, against ArcelorMittal.

Except for the grant of stock options as described in Section 14 (“Treatment of Stock Options”) above, no compensatory payments or rights shall be granted.

16.	Continuation of Activities

Arcelor intends to continue its activities and the activities of ArcelorMittal. Arcelor does not intend to discontinue any activities in connection with the Merger.

17.	Board of Directors’ and Shareholder Approvals

The Board of Directors of ArcelorMittal approved this Merger Proposal on September 25, 2007.

The Board of Directors of Arcelor approved this Merger Proposal on September 25, 2007.

The Merger is subject, among other conditions, to the adoption by the general meeting of shareholders of both ArcelorMittal and Arcelor of the proposal to merge as contemplated by this Merger Proposal.

18.	Works Council Consultations

The select committee of the combined European works council of Arcelor and ArcelorMittal has been duly informed with respect to the contemplated two-step merger process and the Merger.

19.	Explanatory Memorandum

The Boards of Directors of ArcelorMittal and Arcelor have, in an explanatory memorandum to this Merger Proposal, described the reasons for the Merger, the exchange ratio, the anticipated consequences for the respective activities of each of ArcelorMittal and Arcelor and any legal, economic and employment-related implications of the Merger.

20.	Deposit of Documents with Public Registries

This Merger Proposal (including its annexes) shall be deposited with the Luxembourg Registry of Trade and Companies.

21.	Documents Available at The Offices of The Merging Companies

The Merger Proposal (including its annexes) shall be available at the offices of the Merging Companies, together with the following documents:

(i) the annual statutory accounts of Arcelor for 2004, 2005 and 2006 as adopted by the general meeting of shareholders of Arcelor, including the corresponding auditor’s reports, and the annual reports of Arcelor for 2004, 2005 and 2006;

(ii) the annual statutory accounts of ArcelorMittal for 2004, 2005 and 2006 as approved by the general meeting of shareholders of ArcelorMittal including the corresponding statutory auditor’s reports, and the annual reports of ArcelorMittal for 2004, 2005 and 2006;

(iii) the interim accounts of Arcelor as of June 30, 2007;

(iv) the interim accounts of ArcelorMittal as of June 30, 2007 (including in the notes thereto a pro-forma balance sheet of ArcelorMittal as of January 1, 2007 and June 30, 2007 taking into account the effectiveness of the First-Step Merger);

(v) the Merger Agreement;

(vi) the explanatory memorandum to this Merger Proposal, as required pursuant to Article 265 of the Luxembourg Company Law, for both ArcelorMittal and Arcelor; and

(vii) the reports (un rapport écrit destiné aux actionnaires) of the independent auditors, as required pursuant to Article 266 of the Luxembourg Company Law.

22.	Language

An unofficial English translation of this Merger Proposal shall be available at the offices of the Merging Companies. For purposes of Luxembourg law, the French language version of this Merger Proposal is binding.

IN WITNESS WHEREOF, ArcelorMittal and Arcelor have caused this Merger Proposal to be executed as of the date first written above by their respective directors thereto duly authorized.

ArcelorMittal

/s/ Mr. Georges T.N. Schmit
Director

Arcelor

/s/ Mr. Joseph J. KinschChairman of the Board of Directors

ANNEX A

ARTICLES OF ASSOCIATION OF ARCELOR1

1 For purposes of Luxembourg law, the French language version of these Articles of Association is binding.

Coordinated Articles of Association

ARCELOR
public limited company
19 Avenue de la Liberté
L-2930 Luxembourg
Commercial and Companies Register Luxembourg B 82.454
Article 1. Form — Corporate name

Article 1. Form — Corporate name

There exists, as between the subscribers and all those who shall subsequently become shareholders a public limited company («société anonyme») under the name of “ARCELOR”.

Article 2. Duration

The Company shall be established for an unlimited period. It may be dissolved at any time by decision of the general meeting of shareholders deciding in the same manner as for a change in the Articles of Association in accordance with Article 19 below.

Article 3. Object

The object of the Company shall be the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including activities of research and the creation, acquisition, holding, exploitation and sale of patents, licences, know-how and, more generally, intellectual and industrial property rights.

The Company may realise that object either directly or through the creation of companies, the acquisition, holding or taking of holdings in any joint stock companies or partnerships, accession to any associations, interest groupings and operations in common.

In general, the Company’s object comprises the participation, in any form whatsoever, in joint stock companies and partnerships, and the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or in any other manner of shares, bonds, securities representing claims, vouchers and other securities and instruments of any kind.

It may grant assistance to any affiliated company and take any measure for the control and supervision of such companies.

It may carry out any commercial, financial or industrial operation or transaction which it considers to be directly or indirectly necessary or useful for the purposes of achieving or developing its object.

Article 4. Registered office

The Company’s registered office and principal office shall be established in Luxembourg City. The registered office may be transferred within the Grand Duchy of Luxembourg by simple decision of the Board of Directors. Branches or offices both in Luxembourg and abroad may be set up by simple decision of the Board of Directors.

In the event that the Board of Directors should consider that extraordinary political, economic or social developments have occurred or are imminent that are liable to interfere with normal activities at the registered office or with the ease of communication either with that office or from that office to places abroad, it may provisionally transfer the registered office abroad until the complete cessation of those abnormal circumstances; however, that provisional measure shall have no effect on the nationality of the Company, which, despite the provisional transfer of its registered office, shall remain a Luxembourg company.

Article 5. Capital — Increase in capital

5.1.  The subscribed corporate capital amounts to THREE BILLION ONE HUNDRED AND NINETY-EIGHT MILLION EIGHT HUNDRED AND SEVENTY-ONE THOUSAND SIX HUNDRED AND THIRTY-FIVE Euro (EUR 3,198,871,635). It is represented by SIX HUNDRED AND THIRTY-NINE MILLION SEVEN HUNDRED AND SEVENTY-FOUR THOUSAND THREE HUNDRED AND TWENTY-SEVEN (639,774,327) shares, with no designation of nominal value, all paid up in full.

5.2.  The Company’s authorised capital, including the subscribed capital, shall amount to five billion Euro (EUR 5,000,000,000).

5.3.  The subscribed capital and the authorised capital of the Company may be increased or decreased by resolution of the general meeting of shareholders adopted in the forms and in accordance with the conditions laid down for amending the Articles of Association under Article 19 of the present Articles.

5.4.  Subject to the provisions of the Law on commercial companies (hereinafter referred to as “the Law”), each shareholder shall have a preferential right of subscription in the event of the issue of new shares in return for contributions in cash. That preferential right of subscription shall be proportional to the fraction of the capital represented by the shares which he holds.

The preferential subscription right may be limited or abolished by a resolution of the general meeting of shareholders adopted in accordance with Article 19 of the present Articles.

The preferential subscription right may also be limited or abolished by the Board of Directors in the event that the general meeting of shareholders delegates, under the conditions laid down in Article 19 of the present Articles and by amending the present Articles of Association, to the Board of Directors the power to issue shares and to limit or cancel the preferential subscription right for a period of no more than five years fixed by the general meeting, and likewise pursuant to the authorisation conferred by Article 5.5 of the present Articles of Association.

5.5.  The Board of Directors is authorised during the period ending on 11 December 2006, without prejudice to any renewals, to increase the subscribed capital on one or more occasions within the limits of the authorised capital.

The Board of Directors is authorised to fix the rules for any subscription and for paying it up in cash or by contribution in kind. Such an increase in capital may also be made by the incorporation of reserves, issue premiums or profits carried forward, with or without the issue of new shares, or following the issue and the exercise of bonds, subordinated or non-subordinated, convertible or repayable or exchangeable for shares or coupled with vouchers or rights to subscribe for shares, or through the issue of any other security or instrument carrying an entitlement to shares. The Board of Directors is authorised to fix the subscription price, with or without issue premium, the date from which they will carry beneficial rights and, where applicable, the duration, amortization, rights (including early repayment), interest rates, conversion rates and exchange rates of the aforesaid securities as well as all the other conditions and rules for issue, subscription and paying up, for which the Board of Directors may make use of the possibility provided for in Article 32-1 paragraph 3 of the Law.

The Board of Directors is authorised to limit or cancel the preferential subscription right of existing shareholders.

Decisions of the Board of Directors relating to the issue — pursuant to the authorisation conferred by this Article 5.5 — of shares or any other securities carrying or potentially carrying a right to shares shall, by way of derogation from Article 9 of the present Articles, be taken by a majority of two-thirds of the members present or represented.

Whenever the Board of Directors has effected a complete or partial increase in capital as authorised by the foregoing provisions, Article 5 of the present Articles shall be amended so as to reflect that increase.

The Board of Directors is expressly authorised to delegate any natural or legal person to organise the market in subscription rights, accept subscriptions, conversions or exchanges, receive payment for the price of shares, bonds, subscription rights or other securities and instruments, to have legalised by authentic act increases of capital carried out as well as the corresponding amendments to Article 5 of the present Articles and to have recorded in the said Article 5 of the present Articles the amount by which the authorisation to increase the capital has actually been used and, where appropriate, the amounts by which it is reserved for securities and instruments which may carry an entitlement to shares.

5.6.  The non-subscribed portion of the authorised capital may be drawn on by the exercise of conversion or subscription rights already conferred by ARCELOR.

Article 6. Shares and share certificates

6.1.  Shares shall be issued solely in the form of registered shares.

6.2.  Subject to the provision of Article 6.3 of the present Articles, the Company shall consider the person in whose name the shares are recorded in the register of shareholders to be the owner of those shares.

6.3.  However, where shares are recorded in the register of shareholders on behalf of one or more persons in the name of a system for the settlement of securities transactions or the operator of such a system or in the name of a professional depository of securities or any other depository (such systems, professionals or other depositories being referred to hereinafter as “Depositories”) or of a sub-depository designated by one or more Depositories, the Company — subject to its having received from the Depository with whom those shares are kept in account an attestation in proper form — will permit those persons to exercise the rights attaching to those shares, including admission to and voting at general meetings, and shall consider those persons to be holders for the purposes of Article 7 of the present Articles. The Board of Directors may determine the formal requirements with which such attestations must comply. Notwithstanding the foregoing, the Company will make payments, by way of dividends or otherwise, in cash, shares or other assets only into the hands of the Depository or sub-depository recorded in the register or in accordance with their instructions, and that payment shall release the Company.

6.4.  Certificates confirming that an entry has been made in the register of shareholders will be provided to the shareholders and, in the case provided for in Article 6.3 of the present Articles upon request, to the Depositories or sub-depositories recorded in the register. Without prejudice to the modalities for the transfer of fungible shares in the case provided for in Article 6.3 of the present Articles, the transfer of shares shall be made by a written declaration of transfer inscribed in the register of shareholders and dated and signed by the transferor and the transferee, or by their agents provided that they can prove they have the necessary powers. Transfers may also be carried out by handing the share certificate in to the Company endorsed for the benefit of the transferee. The Company may accept any other document, instrument, writing or correspondence as sufficient proof of the transfer.

No entry shall be made in the register of shareholders and no notice of a transfer shall be recognised by the Company during the period starting on the fifth working day before the date of a general meeting and ending at the close of that general meeting, unless the Company fixes a shorter period.

6.5.  Within the limits and conditions laid down by the Law, the Company may repurchase its own shares or cause them to be repurchased by its subsidiaries.

6.6.  The shares are indivisible as far as the Company is concerned, which shall recognise only one owner for each share. Owners per indivisum of a share are obliged to have themselves represented vis-à-vis the Company by one and the same person in order to be able to exercise their rights.

6.7.  The Board of Directors is authorised to issue bonds and other titles representative of claims, subordinated or otherwise, which may be converted into or exchanged for shares in the Company and any other certificates carrying an entitlement to shares, within the limits of the authorised capital, as well as vouchers and short-term securities and any other financial instruments. Such securities, vouchers, certificates or instruments shall be to bearer or registered. In the latter case, the provisions of Articles 6.3 and 6.4 of the present Articles shall apply to the extent necessary.

Article 7. Rights and obligations of shareholders

7.1.  As from the listing of its shares on a stock exchange in the European Union, the Company shall be subject to the provisions of the Law of 4 December 1992 relating to the information to be published upon the acquisition and disposal of a large holding in a company listed on a stock exchange, it being understood nevertheless that the provisions of Articles 1 to 10 inclusive and the sanction of suspension of voting rights in accordance with Article 13 of that law shall also apply, taking into account the provisions of Articles 7 and 8 of that law, (a) to any acquisition or disposal of shares resulting in the threshold of two point five per cent (2.5%) of voting rights in the Company being overshot or undershot, (b) to any acquisition or disposal of shares resulting in the threshold of five cent (5%) of voting rights in the Company being overshot or undershot and (c), over and above five per cent (5%) of voting rights in the Company, to any acquisition or disposal of shares resulting in successive thresholds of one per cent (1%) of voting rights in the Company being overshot or undershot.

7.2.  Any person who, pursuant to Article 1 of the Law of 4 December 1992, has to declare that he holds shares giving him ten per cent (10%) or more of the voting rights in the Company must in addition — on pain of the suspension of his voting rights pursuant to Article 13 of that law — inform the Company immediately by registered letter with a form for acknowledgement of receipt of his intention (a) to acquire or dispose of shares in the Company within the next twelve months, (b) to try to obtain control over the Company or (c) to try to appoint a member to the Company’s Board of Directors.

7.3.  Any person under an obligation to notify the Company of the acquisition of shares conferring on that person, having regard to Articles 7 and 8 of the Law of 4 December 1992, one quarter or more of the total voting rights in the Company shall be obliged to make, or cause to be made, in each of the places where the Company’s shares are listed and in each of the countries in which the Company has made a public offering of its shares, an unconditional public offer of acquisition to all shareholders for all their shares and also to all holders of securities giving access to the capital, notably securities or instruments enabling shares in the Company to be obtained, whether those securities were issued by the Company or by entities controlled or established by it or members of its group, for a cash price, whereby each of these public offers must be conducted in conformity and compliance with the legal and regulatory requirements applicable to public offers in each State concerned. In any case, the price must be fair and equitable and, in order to guarantee equality of treatment of shareholders and holders of securities giving access to the Company’s capital, the said public offers must be made at an identical price, which must be justified by a report drawn up by a professional establishment of the first rank nominated by the Company whose fees and costs must be advanced by the person subject to the obligation laid down by this Article.

This obligation to make a cash offer without conditions shall not apply if the acquisition of the Company’s shares by the person making that notification has received the prior assent of the Company’s shareholders in the form of a resolution adopted in conformity with Article 19 of the present Articles at a general meeting of shareholders, including in particular in the event of a merger or a contribution in kind paid for by a share issue.

7.4.  If the public offer as described in Article 7.3 of the present Articles has not been made within a period of two (2) months of notification to the Company of the increase in the holding giving entitlement to the percentage of voting rights provided for in Article 7.3 of the present Articles or of notification by the Company to the shareholder that such increase has taken place, or if the Company is informed that a competent authority in one of the countries in which the Company is quoted (or in one of the countries in which the Company has made a public offering of its shares) has determined that the public offer was made contrary to the legal or regulatory requirements governing public offers applicable in that country, as from the expiry of the aforementioned period of two (2) months or from the date on which the Company received that information, the right to attend and vote at general meetings of shareholders and the right to receive dividends or other distributions shall be suspended in respect of the shares corresponding to the percentage of the shares held by the shareholder in question exceeding the threshold fixed in Article 7.3 of the present Articles as from which a public offer has to be made.

A shareholder who has exceeded the threshold fixed by Article 7.3 of the present Articles and requires a general meeting of shareholders to be called pursuant to Article 70 of the Law, must, in order to be able to vote at that meeting, have made a definitive and irrevocable public offer as described in Article 7.3 of the present Articles before that meeting is held. Failing this, the right to vote attaching to the shares exceeding the threshold laid down by Article 7.3 of the present Articles shall be suspended.

Where, at the date on which the annual general meeting is held, a shareholder exceeds the threshold laid down by Article 7.3 of the present Articles, his voting rights shall be suspended to the extent of the percentage exceeding the threshold laid down in Article 7.3 of the present Articles, save where the shareholder in question undertakes in writing not to vote in respect of the shares exceeding the threshold of one-quarter or where the shareholder has definitively and irrevocably made the public offer as provided for in Article 7.3 of the present Articles.

7.5.  The provisions of Article 7 shall not apply:

* (i) to the Company itself in respect of the shares which it might hold directly or indirectly,

* (ii) to Depositories, acting as such, except that these provisions shall apply to persons holding their shares through the intermediary of a Depository and to shares held by a Depository on behalf of persons who have not complied with the obligations set out in this Article,

* (iii) to any disposal and to any issue of shares by the Company in connection with a merger or a similar transaction or the acquisition by the Company of any other company or activity,

* (iv) to the acquisition of shares resulting from a public offer for the acquisition of all the shares in the Company.

Article 8. Board of Directors

The Company shall be administered by a Board of Directors composed of at least three members; the members of the Board of Directors do not have to be shareholders in the Company.

The board members shall be elected by the shareholders at the annual general meeting or at any other general meeting of shareholders for a period terminating at the fifth annual general meeting following the date of their appointment.

The first board members shall be elected by the general meeting of shareholders taking place following the formation of the Company.

A board member may be dismissed with or without grounds and may be replaced at any time by the general meeting of shareholders.

In the event that a post of member of the board becomes vacant following the member’s death or resignation or for any other reason, the remaining board members may, by a simple majority of the votes validly cast, elect a board member so as provisionally to fulfil the duties attaching to the vacant post until the next general meeting of shareholders.

In addition to the fees determined in Article 17 below, the general meeting may grant board members a fixed remuneration and attendance fees to be imputed to the charges.

The Board of Directors shall in addition be authorised to grant members of the board specific remuneration to be imputed to the charges where the Board confers on them special functions or tasks.

Article 9. Procedures for meetings of the Board of Directors

The Board shall choose from amongst its members one or more chairmen and may choose one or more vice-chairmen.

The Board of Directors shall meet, when convened by one of the chairmen or vice-chairmen or two board members, at the place indicated in the notice of meeting.

The meetings of the Board of Directors shall be presided over by one of the chairmen and, in their absence, by one of the vice-chairmen. In the absence of the chairmen and vice-chairmen, the Board of Directors shall appoint by a majority vote a chairman pro tempore for the meeting in question.

A written notice of meeting shall be sent to all board members for every meeting of the Board of Directors at least five (5) days before the date scheduled for the meeting, except in case of urgency, in which case the nature of the emergency shall be specified in the notice of meeting. Notice of meeting shall be given by letter or by fax or by any other means of communication guaranteeing the authenticity of the document and the identification of the person who is the author of the document. Notice of meeting may be waived by the consent of each board member given in the same manner as that required for a notice of meeting. A special notice of meeting shall not be required for meetings of the Board of Directors held on the dates and at the times and places determined in a resolution adopted beforehand by the Board of Directors.

For any meeting of the Board of Directors, each board member may designate another board member to represent him and vote in his name and place, provided that a given board member may not represent more than one of his colleagues. The representative shall be designated in the same manner as is required for notices of meeting. The mandate shall be valid for one meeting only and, where appropriate, for every further meeting as far as there is the same agenda.

The Board of Directors may deliberate and act validly only if the majority of the board members are present or represented. Decisions shall be taken by a simple majority of the votes validly cast by the board members present or represented. In the event of a split vote, the chairman shall have a casting vote. In the event that there are several chairmen, concurring votes of the chairmen shall act as casting votes.

A member of the board may take part in and be regarded as being present at a meeting of the Board of Directors by telephone conference or by any other means of telecommunication which enable all the persons taking part in the meeting to hear each other and speak to each other.

If all the members of the board agree as to the decisions to be taken, the decisions in question may also be taken in writing without any need for the board members to meet. To this end, the board members may express their agreement in writing, including by fax or by any other means of communication guaranteeing the authenticity of the document and the identification of the board member who wrote the document and the agreement may be based on separate documents which together constitute the minutes of such decisions.

Article 10. Minutes of meetings of the Boards of Directors

The minutes of meetings of the Board of Directors shall be signed by the person who chaired the meeting and at least the majority of the board members who took part in the meeting.

Copies or excerpts of minutes intended for use in judicial proceedings or otherwise shall be signed by a chairman or a vice-chairman.

Article 11. Powers of the Board of Directors

The Board of Directors shall have the most extensive powers to administer and manage the Company. All powers not expressly reserved to the general meeting by law or the present Articles shall be within the competence of the Board of Directors.

The Board of Directors may delegate the day-to-day management of the Company’s business and the power to represent the Company with respect thereto to one or more general managers, managers or other agents, who may together constitute a directorate-general deliberating in conformity with rules determined by the Board of Directors. The Board of Directors may also delegate special powers to any person and confer special mandates on any person.

Article 12. Authorised signatures

The Company shall be bound by the joint or individual signature of all persons to whom such power of signature shall have been delegated by the Board of Directors.

Article 13. Shareholders’ meetings — General

Any duly constituted general meeting of the Company’s shareholders shall represent all the shareholders in the Company. It shall have the widest powers to order, implement or ratify all acts connected with the Company’s operations.

General meetings of shareholders shall be presided over by one of the chairmen and, in their absence, by one of the vice-chairmen. In the absence of the chairmen and vice-chairmen, the general meeting of shareholders shall be presided over by the most senior board member present.

Each share shall give entitlement to one vote. Each shareholder may have himself represented at any general meeting of shareholders by giving a proxy in writing, including by fax or by any other means of communication guaranteeing the authenticity of the document and enabling the shareholder giving the proxy to be identified.

Except where law provides otherwise, resolutions shall be adopted at general meetings by a simple majority of the votes validly cast by the shareholders present or represented.

Where, in accordance with the provisions of Article 6.3 of the present Articles, shares are recorded in the register of shareholders in the name of a Depository or sub-depository of the former, the attestations provided for in the said Article 6.3 of the present Articles must be received at the Company no later than the day preceding the fifth working day before the date of the general meeting unless the Company fixes a shorter period. Such attestations must certify to the fact that the shares in the account shall be blocked until the close of the general meeting. All proxies must be received at the Company by the same deadline.

The Board of Directors shall adopt all other regulations and rules concerning the availability of access cards and proxy forms in order to enable shareholders to exercise their right to vote.

In the event that all the shareholders are present or represented at a general meeting of shareholders and declare that they have been informed of the agenda of the general meeting, the general meeting may be held without prior notice of meeting or publication.

Article 14. Annual general meeting of shareholders

The annual general meeting of shareholders shall be held in accordance with Luxembourg law at the Company’s registered office or at any other place in the City of Luxembourg mentioned in the notice of meeting on the last Friday in the month of April each year at eleven a.m.

If that day is not a banking day in Luxembourg, the annual general meeting shall be held on the preceding banking day.

Fifteen days before the General Meeting, shareholders may inspect at the registered office:

* 1. the annual accounts and consolidated accounts;

* 2. the list of sovereign debt, shares, bonds and other corporate securities making up the portfolio;

* 3. the management report;

* 4. the documents drawn up by the independent auditors which are required by the Law to be communicated to registered shareholders.

The management report, the annual and consolidated accounts and the aforementioned documents drawn up by the independent auditors shall be addressed to the registered shareholders at the same time as the notice of meeting. Any shareholder shall be entitled to obtain a copy of the documents mentioned in the preceding paragraph free of charge, upon production of his title, fifteen days before the meeting.

Following the approval of the annual accounts and consolidated accounts, the general meeting shall decide by special vote on the discharge of the members of the Board of Directors.

The other general meetings of shareholders may be held on the date, at the time and at the place indicated in the notice of meeting.

Article 15. Independent Auditors — Statutory auditors

As from the time when the Law or some other regulation applicable to the Company shall so require, the annual accounts and consolidated accounts shall be audited, and the consistency of the management report with those accounts verified, by one or more independent auditors («réviseurs d’entreprises») appointed by the general meeting of shareholders for a period not exceeding three years.

The independent auditor or auditors may be re-elected.

They shall record the result of their audit in the reports referred to in Sections XIII and XVI of the Law of 10 August 1915 on commercial companies, as amended.

So long as it is not obligatory to have the accounts audited by independent auditors, the supervision and control of the Company’s operations shall be entrusted to one or more statutory auditors («commissaires») appointed by the general meeting of shareholders.

In this case, the provisions of the aforesaid Law of 10 August 1915 on statutory auditors shall be applicable.

Article 16. Financial year

The Company’s financial year shall commence on 1 January each year and end on 31 December the same year.

Article 17. Allocation of profits

Five per cent (5%) of the Company’s net annual profits shall be allocated to the reserve required by the Law. This allocation shall cease to be mandatory when that reserve reaches ten per cent (10%) of the subscribed capital. It shall become mandatory once again when the reserve falls below that percentage.

The remainder of the net profit shall be allocated as follows by the general meeting of shareholders upon the proposal of the Board of Directors:

* a global amount shall be allocated to the Board of Directors by way of directors’ fees («tantièmes»). This amount may not be less than one million Euro (EUR 1,000,000). In the event that the profits are insufficient, the amount of one million Euro shall be imputed in whole or in part to the charges. The distribution of this amount as amongst the members of the Board of Directors shall be effected in accordance with the Board’s rules of procedure;

* the balance shall be distributed as dividends to the shareholders or placed in the reserves or carried forward.

Where, upon the conversion of convertible or exchangeable securities into shares in the Company, the Company proceeds to issue new shares or to attribute shares of its own, those shares shall not take part in the distribution of dividends for the financial year preceding the conversion or exchange, unless the issue conditions of the convertible or exchangeable securities provide otherwise.

Interim dividends may be distributed under the conditions laid down by the Law by decision of the Board of Directors.

No interest shall be paid on dividends declared but not paid which are held by the Company on behalf of shareholders.

Article 18. Dissolution and liquidation

In the event of a dissolution of the Company, liquidation shall be carried out by one or more liquidators, who may be natural or legal persons, appointed by the general meeting of shareholders, which shall determine their powers and remuneration.

Article 19. Amendment of the Articles of Association

The present Articles may be amended from time to time as considered appropriate by a general meeting of shareholders subject to the requirements as to quorum and voting laid down by Luxembourg law.

Article 20. Applicable law and jurisdiction

For all matters not governed by the present Articles, the parties refer to the provisions of the law of the tenth of August, one thousand nine hundred and fifteen on commercial companies, as amended.

All disputes which may arise during the duration of the Company or upon its liquidation between shareholders, between shareholders and the Company, between shareholders and members of the Board or liquidators, between members of the Board and liquidators, between members of the Board or between liquidators of the Company on account of company matters shall be subject to the jurisdiction of the competent courts of the registered office. To this end, any shareholder, member of the Board or liquidator shall be bound to have an address for service in the district of the court for the registered office and all summonses or service shall be duly made to that address for service, regardless of their real domicile; if no address for service is given, summonses or service shall be validly made at the Company’s registered office.

The foregoing provisions do not affect the Company’s right to bring proceedings against the shareholders, board members or liquidators of the Company in any other court having jurisdiction on some other footing and to carry out any summonses or service by other means apt to enable the defendant to defend itself.

This document is an English translation of the original French “statuts coordonnés” of ARCELOR. It has been prepared for information purposes only and should not be relied upon for any purpose. In the event of any ambiguity or discrepancy between this document and the French “statuts coordonnés”, the French “statuts coordonnés” shall prevail.

ANNEX B

PROPOSED ARTICLES OF ASSOCIATION OF ARCELOR

Coordinated Articles of Association

ArcelorMittal
Société anonyme
19 Avenue de la Liberté
L-2930 Luxembourg
R.C.S. Luxembourg B 102.468

Article 1. Form — Corporate name

The Company’s legal name is ArcelorMittal and it is a public limited company (“société anonyme”).

Article 2. Duration

The Company is established for an unlimited period. It may be dissolved at any time by decision of the general meeting of shareholders taken in the same manner as for a change in the articles of association in accordance with article 19 below.

Article 3. Corporate purpose

The corporate purpose of the Company shall be the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including mining and research activities and the creation, acquisition, holding, exploitation and sale of patents, licences, know-how and, more generally, intellectual and industrial property rights.

The Company may realise that corporate purpose either directly or through the creation of companies, the acquisition, holding or acquisition of interests in any companies or partnerships, membership in any associations, consortia and joint ventures.

In general, the Company’s corporate purpose comprises the participation, in any form whatsoever, in companies and partnerships, and the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or in any other manner of shares, bonds, debt securities, warrants and other securities and instruments of any kind.

It may grant assistance to any affiliated company and take any measure for the control and supervision of such companies.

It may carry out any commercial, financial or industrial operation or transaction which it considers to be directly or indirectly necessary or useful in order to achieve or further its corporate purpose.

Article 4. Registered office

The Company’s registered office and principal office shall be established in Luxembourg City. The registered office may be transferred within the municipality of Luxembourg City by simple decision of the board of directors. Branches or offices both in the Grand Duchy of Luxembourg and abroad may be set up by simple decision of the board of directors.

In the event that the board of directors determines that extraordinary political, economic or societal events have occurred or are imminent that may hinder the ordinary course activities of the Company at the registered office or the ease of communication either with that office or from that office to places abroad, it may temporarily transfer the registered office to a location abroad until the complete cessation of the abnormal circumstances; provided, however, that such temporary transfer shall have no effect on the nationality of the Company, which, despite the temporary transfer of its registered office, shall remain a Luxembourg company.

Article 5. Capital — Increase in capital

5.1.  The issued corporate capital amounts to [ • ] Euro (EUR)[ • ]. It is represented by [ • ] ( [ • ]) shares, without nominal value, fully paid up.1

5.2.  The Company’s authorised capital, including the issued capital, shall amount to six billion four hundred thirty eight million six hundred thousand Euro (6,438,600,000 EUR), represented by one billion four hundred and seventy million (1,470,000,000) shares, without nominal value.

5.3.  The issued capital and the authorised capital of the Company may be increased or decreased by resolution of the general meeting of shareholders adopted in the forms and in accordance with the conditions laid down for amending the articles of association under article 19 of the present articles of association.

5.4.  Subject to the provisions of the law on commercial companies (hereinafter referred to as “the Law”), each shareholder shall have a preferential right of subscription in the event of the issue of new shares in return for contributions in cash. Such preferential right of subscription shall be proportional to the fraction of the capital represented by the shares held by each shareholder.

The preferential subscription right may be limited or cancelled by a resolution of the general meeting of shareholders adopted in accordance with article 19 of the present articles of association.

The preferential subscription right may also be limited or cancelled by the board of directors (i) in the event that the general meeting of shareholders delegates, under the conditions laid down in article 19 of the present articles of association and by amending the present articles of association, to the board of directors the power to issue shares and to limit or cancel the preferential subscription right for a period of no more than five years set by the general meeting, as well as (ii) pursuant to the authorization conferred by article 5.5 of the present articles of association.

5.5.  The board of directors is authorised during a period ending on November 5, 2012, without prejudice to any renewals, to increase the issued capital on one or more occasions within the limits of the authorised capital for delivery of shares upon exercise or conversion, as applicable, of the Company’s stock options or other equity-based awards granted under any Company’s employee incentive or benefit plan or issues of shares under employee share offerings.

The board of directors is authorised to determine the conditions of any capital increase including the form of its subscription (contribution in cash or in kind). Any such capital increase may also be made by the incorporation of reserves, issue premiums or retained earnings, with or without the issue of new shares.

The board of directors is authorised, within the limits of the authorised capital, to issue stock options and any other equity-based awards granted under any Company’s employee incentive or benefit plan or employee share offerings giving a right to acquire or subscribe for one or more shares of the Company.

The board of directors is authorised to limit or cancel the preferential subscription right of existing shareholders.

Decisions of the board of directors relating to the issue — pursuant to the authorisation conferred by this article 5.5 — of shares or stock options or other equity-based awards granted under any Company’s employee incentive or benefit plan or employee share offerings shall, by way of derogation from article 9 of the present articles of association, be taken by a majority of two-thirds of the members present or represented.

1IMPORTANT:   The number of issued shares in the capital of ArcelorMittal (ex-Arcelor) immediately following the merger of ArcelorMittal into Arcelor (Arcelor, the surviving entity, being renamed ArcelorMittal) is not known at the date hereof. The maximum number of issued shares in the capital of ArcelorMittal (ex-Arcelor) immediately following the merger shall be 1,461,280,925 (number of issued ArcelorMittal shares plus number of issued post-restructuring Arcelor shares minus Arcelor shares held by ArcelorMittal post-capital restructuring). The exact number shall correspond to 1,461,280,925 minus the number of ArcelorMittal shares held by or on behalf of Arcelor or ArcelorMittal as of November 5, 2007, the day of the extraordinary general meetings of shareholders of Arcelor and ArcelorMittal convened to vote on the merger.

Whenever the board of directors has effected a complete or partial increase in capital as authorised by the foregoing provisions, article 5 of the present articles of association shall be amended so as to reflect that increase.

The board of directors is expressly authorised to delegate to any natural or legal person to organise the market in subscription rights, accept subscriptions, conversions or exchanges, receive payment for the price of shares, bonds, subscription rights or other securities and instruments, to have registered increases of capital carried out as well as the corresponding amendments to article 5 of the present articles of association and to have recorded in the said article 5 of the present articles of association the amount by which the authorisation to increase the capital has actually been used and, where appropriate, the amounts by which it is reserved for securities and instruments which may carry an entitlement to shares.

5.6.  The non-subscribed portion of the authorised capital may be drawn on by the exercise of conversion or subscription rights already conferred by the Company.

Article 6. Shares

6.1.  Shares shall be issued solely in the form of registered shares.

6.2.  Subject to the provision of article 6.3 of the present articles of association, the Company shall consider the person in whose name the shares or fractions are recorded in the register of shareholders to be the owner of those shares or of those fractions.

6.3.  However, where shares are recorded in the register of shareholders on behalf of one or more persons in the name of a securities settlement system or the operator of such a system or in the name of a professional depository of securities or any other depository (such systems, professionals or other depositories being referred to hereinafter as “Depositories”) or of a sub-depository designated by one or more Depositories, the Company — subject to its having received from the Depository with whom those shares are kept in account a certificate in proper form — will permit those persons to exercise the rights attaching to those shares, including admission to and voting at general meetings, and shall consider those persons to be holders for the purposes of article 7 of the present articles of association. The board of directors may determine the formal requirements with which such certificates must comply. Notwithstanding the foregoing, the Company will make payments, by way of dividends or otherwise, in cash, shares or other assets only into the hands of the Depository or sub-depository recorded in the register or in accordance with their instructions, and that payment shall release the Company from any and all obligations for such payment.

6.4.  Certificates confirming that an entry has been made in the register of shareholders will be provided to the shareholders and, in the case provided for in article 6.3 of the present articles of association upon request, to the Depositories or sub-depositories recorded in the register. Other than with respect to the procedures for transfer of fungible shares in the case provided for in article 6.3 of the present articles of association, the transfer of shares shall be made by a written declaration of transfer inscribed in the register of shareholders and dated and signed by the transferor and the transferee, or by their duly-appointed agents. The Company may accept any other document, instrument, writing or correspondence as sufficient proof of the transfer.

No entry shall be made in the register of shareholders and no notice of a transfer shall be recognised by the Company during the period starting on the fifth (5th) working day before the date of a general meeting and ending at the close of that general meeting, unless the Company establishes a shorter period.

6.5.  Within the limits and conditions laid down by the Law, the Company may repurchase its own shares or cause them to be repurchased by its subsidiaries.

6.6.  Subject to the provisions of article 6.7 of the present articles of association, the shares or fractions are indivisible vis-à-vis the Company, which shall recognise only one legal owner per share or fraction. Owners per indivisum must be represented vis-à-vis the Company by one single person in order to be able to exercise their rights.

6.7.  The shares of the Company may be divided into equal fractions, where each fraction is equal to one-seventh (1/7) of a share. The division of shares into fractions shall be effected only in the event of a corporate capital restructuring decided by the general meeting of shareholders of the Company.

A holder of a fraction is entitled to one-seventh (1/7) of any distribution per share by the Company, or upon its liquidation.

Fractions carry no voting rights at the general meetings of shareholders of the Company, unless a number of fractions equals a full share.

Any holder of fractions who holds seven (7) fractions can request their conversion into one (1) full share.

Article 7. Rights and obligations of shareholders

7.1.  The Company is currently subject, and for so long as its transferable securities are admitted to trading on a regulated market will remain subject, to the provisions of the law of 4 December 1992 (the “Law of 4 December 1992”). Any reference in these articles of association to a provision of the Law of 4 December 1992 shall be a reference to the equivalent provision in such law as the same may be amended or replaced. The provisions of articles 1 to 10 inclusive of the Law of 4 December 1992 and the sanction of suspension of voting rights in accordance with article 13 of the Law of 4 December 1992 shall also apply, taking into account the provisions of articles 7 and 8 of the Law of 4 December 1992, (a) to any acquisition or disposal of shares resulting in a shareholding increasing above or decreasing below a threshold of two and one-half per cent (2.5%) of voting rights in the Company, (b) to any acquisition or disposal of shares resulting in a shareholding increasing above or decreasing below a threshold of three per cent (3%) of voting rights in the Company and (c), over and above three per cent (3%) of voting rights in the Company, to any acquisition or disposal of shares resulting in successive thresholds of one per cent (1%) of voting rights in the Company being crossed (either through an increase or a decrease).

In calculating the thresholds set out in this article 7 and applying the declaration obligations set out in this article 7, the voting rights set forth in articles 7 and 8 of the Law of 4 December 1992 shall be included as voting rights held by the person subject to the obligations described in this article.

7.2  Any person who, taking into account articles 7 and 8 of the Law of 4 December 1992, acquires shares resulting in possession of five per cent (5%) or more or a multiple of five percent (5%) or more of the voting rights in the Company must — on pain of the suspension of voting rights pursuant to article 13 of the Law of 4 December 1992 — inform the Company within ten (10) Luxembourg Stock Exchange trading days following the date such threshold is crossed by registered mail return receipt requested of such person’s intention (a) to acquire or dispose of shares in the Company within the next twelve (12) months, (b) to seek to obtain control over the Company or (c) to seek to appoint a member to the Company’s board of directors.

7.3  Any person under an obligation to notify the Company of the acquisition of shares conferring on that person, having regard to articles 7 and 8 of the Law of 4 December 1992, one quarter or more of the total voting rights in the Company shall be obliged to make, or cause to be made, in each country where the Company’s securities are admitted to trading on a regulated or other market and in each of the countries in which the Company has made a public offering of its shares, an unconditional public offer to acquire for cash all outstanding shares and securities giving access to shares, linked to the share capital or whose rights are dependent on the profits of the Company (hereafter collectively “securities linked to capital”), whether those securities were issued by the Company or by entities controlled or established by it or members of its group. Each of these public offers must be conducted in conformity and compliance with the legal and regulatory requirements applicable to public offers in each State concerned.

In any case, the price must be fair and equitable and, in order to guarantee equality of treatment of shareholders and holders of securities linked to capital of the Company, the said public offers must be made at or on the basis of an identical price, which must be justified by a report drawn up by a first rank financial institution nominated by the Company whose fees and costs must be advanced by the person subject to the obligation laid down by this article.

This obligation to make an unconditional cash offer shall not apply if the acquisition of the Company’s shares by the person making such notification has received the prior assent of the Company’s shareholders in the form of a resolution adopted in conformity with article 19 of the present articles of association at a general meeting of shareholders, including in particular in the event of a merger or a contribution in kind paid for by a share issue.

7.4.  If the public offer as described in article 7.3 of the present articles of association has not been made within a period of two (2) months of notification to the Company of the increase in the holding giving entitlement to the percentage of voting rights provided for in article 7.3 of the present articles of association or of notification by the Company to the shareholder that such increase has taken place, or if the Company is informed that a competent authority in one of the countries in which the securities of the Company are admitted to trading (or in one of the countries in which the Company has made a public offering of its shares) has determined that the public offer was made contrary to the legal or regulatory requirements governing public offers applicable in that country, as from the expiry of the aforementioned period of two (2) months or from the date on which the Company received that information, the right to attend and vote at general meetings of shareholders and the right to receive dividends or other distributions shall be suspended in respect of the shares corresponding to the percentage of the shares held by the shareholder in question exceeding the threshold fixed in article 7.3 of the present articles of association as from which a public offer has to be made.

A shareholder who has exceeded the threshold fixed by article 7.3 of the present articles of association and requires a general meeting of shareholders to be called pursuant to article 70 of the Law, must, in order to be able to vote at that meeting, have made a definitive and irrevocable public offer as described in article 7.3 of the present articles of association before that meeting is held. Failing this, the right to vote attaching to the shares exceeding the threshold laid down by article 7.3 of the present articles of association shall be suspended.

Where, at the date on which the annual general meeting is held, a shareholder exceeds the threshold laid down by article 7.3 of the present articles of association, his or her voting rights shall be suspended to the extent of the percentage exceeding the threshold laid down in article 7.3 of the present articles of association, save where the shareholder in question undertakes in writing not to vote in respect of the shares exceeding the threshold of one-quarter or where the shareholder has definitively and irrevocably made the public offer as provided for in article 7.3 of the present articles of association.

7.5.  The provisions of article 7 shall not apply:

(i) to the Company itself in respect of shares directly or indirectly held in treasury,

(ii) to Depositories, acting as such, provided that said Depositories may only exercise the voting right attached to such shares if they have received instructions from the owner of the shares, the provisions of this article 7 thereby applying to the owner of the shares,

(iii) to any disposal and to any issue of shares by the Company in connection with a merger or a similar transaction or the acquisition by the Company of any other company or activity,

(iv) to the acquisition of shares resulting from a public offer for the acquisition of all the shares in the Company and all of the securities linked to capital,

(v) to the acquisition or transfer of a participation remaining below ten per cent (10%) of total voting rights by a market maker acting in this capacity, provided that:

a) it is approved by its home Member State by virtue of directive 2004/39/CE; and

b) it neither interferes in the management of the Company nor exercises influence on the Company to acquire its shares or to maintain their price.

7.6.  Voting rights are calculated on the basis of the entirety of the shares to which voting rights are attached even if the exercise of such voting rights is suspended.

Article 8. Board of directors

8.1.  The Company shall be administered by a board of directors composed of at least three (3) members and of a maximum of eighteen (18) members; all of whom except the Chief Executive Officer (“administrateur-président de la direction générale”) shall be non-executive. None of the members of the board of directors, except for the Chief Executive Officer of the Company (“administrateur-président de la direction générale”), shall have an executive position or executive mandate with the Company or any entity controlled by the Company.

At least one-half of the board of directors shall be composed of independent members. A member of the board of directors shall be considered as “independent”, if (i) he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange (the “Listed Company Manual”), as it may be amended, or any successor provision, subject to the exemptions available for foreign private issuers, and if (ii) he or she is unaffiliated with any shareholder owning or controlling more than two percent (2%) of the total issued share capital of the Company (for the purposes of this article, a person is deemed affiliated to a shareholder if he or she is an executive officer, or a director who is also employed by the shareholder, a general partner, a managing member, or a controlling shareholder of such shareholder).

8.2.  The members of the board of directors do not have to be shareholders in the Company.

8.3.  The members of the board of directors shall be elected by the shareholders at the annual general meeting or at any other general meeting of shareholders for a period terminating on the date to be determined at the time of their appointment and, with respect to appointments which occur after the 13th November 2007 (except in the event of the replacement of a member of the board of directors during his or her mandate) at the third annual general meeting following the date of their appointment.

8.4.  At any general meeting of shareholders held after 1st August 2009, the Mittal Shareholder (as defined below) may, at its discretion, decide to exercise the right of proportional representation provided in the present article and nominate candidates for appointment as members of the board of directors (the “Mittal Shareholder Nominees”) as follows. Upon any exercise by the Mittal Shareholder of the right of proportional representation provided by this article, the general meeting of shareholders shall elect, among the Mittal Shareholder Nominees, a number of members of the board of directors determined by the Mittal Shareholder, such that the number of members of the board of directors so elected among the Mittal Shareholder Nominees, in addition to the number of members of the board of directors in office who were elected in the past among the Mittal Shareholder Nominees, shall not exceed the Proportional Representation. For the purposes of this article, the “Proportional Representation” shall mean the product of the total number of members of the board of directors after the proposed election(s) and the percentage of the total issued and outstanding share capital of the Company owned, directly or indirectly, by the Mittal Shareholder on the date of the general meeting of shareholders concerned, with such product rounded to the closest integral. When exercising the right of Proportional Representation granted to it pursuant to this article, the Mittal Shareholder shall specify the number of members of the board of directors that the general meeting of shareholders shall elect from among the Mittal Shareholder Nominees, as well as the identity of the Mittal Shareholder Nominees. For purposes of this article the “Mittal Shareholder” shall mean collectively Mr. Lakshmi N. Mittal or Mrs. Usha Mittal or any of their heirs or successors acting directly or indirectly through Mittal Investments S.à r.l., ISPAT International Investments S.L. or any other entity controlled, directly or indirectly, by either of them. The provisions of this article shall not in any way limit the rights that the Mittal Shareholder may additionally have to nominate and vote in favour of the election of any director in accordance with its general rights as a shareholder.

8.5.  A member of the board of directors may be dismissed with or without cause and may be replaced at any time by the general meeting of shareholders in accordance with the aforementioned provisions relating to the composition of the board of directors.

In the event that a vacancy arises on the board of directors following a member’s death or resignation or for any other reason, the remaining members of the board of directors may, by a simple majority of the votes validly cast, elect a member of the board of directors so as temporarily to fulfil the duties attaching to the vacant post until the next general meeting of shareholders in accordance with the aforementioned provisions relating to the composition of the board of directors.

8.6.  Except for a meeting of the board of directors convened to elect a member to fill a vacancy as provided in the second paragraph of article 8.5, or to convene a general meeting of shareholders to deliberate over the election of Mittal Shareholder Nominees, and except in the event of a grave and imminent danger requiring an urgent board of directors’ decision, which shall be approved by the directors elected from among the Mittal Shareholder Nominees, the board of directors of the Company will not be deemed to be validly constituted and will not be authorized to meet until the general meeting of shareholders has elected from among the Mittal Shareholder Nominees the number of members of the board of directors required under article 8.4.

8.7.  In addition to the directors’ fees determined in accordance with article 17 below, the general meeting may grant members of the board of directors a fixed amount of compensation and attendance fees, and upon the proposal of the board of directors, allow the reimbursement of the expenses incurred by members of the board of directors in order to attend the meetings, to be imputed to the charges.

The board of directors shall in addition be authorised to compensate members of the board of directors for specific missions or functions

8.8.  The Company will indemnify, to the broadest extent permitted by Luxembourg law, any member of the board of directors or member of the management board, as well as any former member of the board of directors or member of the management board, for any costs, fees and expenses reasonably incurred by him or her in the defence or resolution (including a settlement) of any legal actions or proceedings, whether they be civil, criminal or administrative, to which he or she may be made a party by virtue of his or her former or current role as member of the board of directors or member of the management board of the Company.

Notwithstanding the foregoing, a former or current member of the board of directors or member of the management board will not be indemnified if he or she is found guilty of gross negligence, fraud, fraudulent inducement, dishonesty or of the commission of a criminal offence or if it is ultimately determined that he or she has not acted honestly and in good faith and with the reasonable belief that his or her actions were in the Company’s best interests.

The aforementioned indemnification right shall not be forfeited in the case of a settlement of any legal actions or proceedings, whether they be civil, criminal or administrative.

The provisions above shall inure to the benefit of the heirs and successors of the former or current member of the board of directors or member of the management board without prejudice to any other indemnification rights that he or she may otherwise claim.

Subject to any procedures that may be implemented by the board of directors in the future, the expenses for the preparation and defence in any legal action or proceeding covered by this article 8.8 may be advanced by the Company, provided that the concerned former or current member of the board of directors or member of the management board delivers a written commitment that all sums paid in advance will be reimbursed to the Company if it is ultimately determined that he or she is not entitled to indemnification under this article 8.8.

Article 9. Procedures for meetings of the Board of Directors

The board of directors shall choose from amongst its members a chairman of the board of directors (the “Chairman of the board of directors”) (Président du conseil d’administration) and, if considered appropriate, a president (the “President”) (Président) and one or several vice-chairmen and shall determine the period of their office, not exceeding their appointment as director.

The board of directors shall meet, when convened by the Chairman of the board of directors or the President, or a vice-chairman, or two (2) members of the board of directors, at the place indicated in the notice of meeting.

The meetings of the board of directors shall be chaired by the Chairman of the board of directors or the President or, in their absence, by a vice-chairman. In the absence of the Chairman of the board of directors, of the President, and of the vice-chairmen, the board of directors shall appoint by a majority vote a chairman pro tempore for the meeting in question.

A written notice of meeting shall be sent to all members of the board of directors for every meeting of the board of directors at least five (5) days before the date scheduled for the meeting, except in case of urgency, in which case the nature of the emergency shall be specified in the notice of meeting. Notice of meeting shall be given by letter or by fax or by electronic mail or by any other means of communication guaranteeing the authenticity of the document and the identification of the person who is the author of the document. Notice of meeting may be waived by the consent of each member of the board of directors given in the same manner as that required for a notice of meeting. A special notice of meeting shall not be required for meetings of the board of directors held on the dates and at the times and places determined in a resolution adopted beforehand by the board of directors.

For any meeting of the board of directors, each member of the board of directors may designate another member of the board of directors to represent him and vote in his or her name and place, provided that a given member of the board of directors may not represent more than one of his or her colleagues. The representative shall be designated in the same manner as is required for notices of meeting. The mandate shall be valid for one meeting only and, where appropriate, for every further meeting as far as there is the same agenda.

The board of directors may deliberate and act validly only if the majority of the members of the board of directors are present or represented. Decisions shall be taken by a simple majority of the votes validly cast by the members of the board of directors present or represented. None of the members of the board of directors, including the Chairman of the board of directors, the President and vice-chairmen, has a casting vote.

A member of the board of directors may take part in and be regarded as being present at a meeting of the board of directors by telephone conference or by any other means of telecommunication which enable all the persons taking part in the meeting to hear each other and speak to each other.

If all the members of the board of directors agree as to the decisions to be taken, the decisions in question may also be taken in writing without any need for the members of the board of directors to meet. To this end, the members of the board of directors may express their agreement in writing, including by fax or by any other means of communication guaranteeing the authenticity of the document and the identification of the member of the board of directors who wrote the document. The consent may be given on separate documents which together constitute the minutes of such decisions.

Article 10. Minutes of meetings of the board of directors

The minutes of meetings of the board of directors shall be signed by the person who chaired the meeting and by those members of the board of directors taking part in the meeting and who request to sign such minutes.

Copies or excerpts of minutes intended for use in judicial proceedings or otherwise shall be signed by the Chairman of the board of directors or the President or a vice-chairman.

Article 11. Powers of the board of directors

11.1.  The board of directors shall have the most extensive powers to administer and manage the Company. All powers not expressly reserved to the general meeting by the Law or the present articles of association shall be within the competence of the board of directors.

11.2.  The board of directors may decide to set up committees to consider matters submitted to them by the board of directors, including an audit committee and an appointments, remuneration and corporate governance committee. The audit committee shall be composed solely of independent members of the board of directors, as defined in article 8.1.

11.3.  The board of directors may delegate the day-to-day management of the Company’s business and the power to represent the Company with respect thereto to one or more executive officers (directeurs généraux), executives (directeurs) or other agents, who may together constitute a management board (direction générale) deliberating in conformity with rules determined by the board of directors. The board of directors may also delegate special powers to any person and confer special mandates on any person.

Article 12. Authorised signatures

The Company shall be bound by the joint or individual signature of all persons to whom such power of signature shall have been delegated by the board of directors.

Article 13. Shareholders’ meetings — General

Any duly constituted general meeting of the Company’s shareholders shall represent all the shareholders in the Company. It shall have the widest powers to order, implement or ratify all acts connected with the Company’s operations.

General meetings of shareholders shall be chaired by the Chairman of the board of directors or the President or, in their absence, by a vice-chairman. In the absence of the Chairman of the board of directors, of the President and of the vice-chairmen, the general meeting of shareholders shall be presided over by the most senior member of the board of directors present.

Each share shall be entitled to one vote.  Each shareholder may have himself represented at any general meeting of shareholders by giving a proxy in writing, including by fax or by any other means of communication guaranteeing the authenticity of the document and enabling the shareholder giving the proxy to be identified.

Except where law or the articles of association provide otherwise, resolutions shall be adopted at general meetings by a simple majority of the votes validly cast by the shareholders present or represented.

Where, in accordance with the provisions of article 6.3 of the present articles of association, shares are recorded in the register of shareholders in the name of a Depository or sub-depository of the former, the certificates provided for in the said article 6.3 of the present articles of association must be received at the Company no later than the day preceding the fifth (5th) working day before the date of the general meeting unless the Company fixes a shorter period. Such certificates must certify the fact that the shares in the account shall be blocked until the close of the general meeting. All proxies must be received at the Company by the same deadline.

The board of directors shall adopt all other regulations and rules concerning the availability of access cards and proxy forms in order to enable shareholders to exercise their right to vote.

The board of directors may decide to allow the participation of shareholders in the general meeting of the Company by any means of telecommunication (including via telephone or videoconference), provided that such means of telecommunication allow the identification of the shareholders participating by such means, and all the other shareholders present at such general meeting (whether in person or by proxy, or by means of such type of communications device) to hear them and to be heard by them at any time.

Any shareholder that participates in a general meeting of the Company by these means shall be deemed to be present at such general meeting, shall be counted when reckoning a quorum and shall be entitled to vote on matters considered at such general meeting.

Shareholders may vote by correspondence, by means of a form provided by the Company including the following information:

•	the location, the date, and the time of the meeting,

•	the name, address and any other pertinent information concerning the shareholder,

•	the number of shares held by such shareholder,

•	the agenda for the meeting,

•	the texts of the proposed resolutions,

•	the option to cast a positive or negative vote or to abstain,

•	the option to vote by proxy for any new resolution or any modification of the resolutions that may be proposed during the meeting or announced by the Company after the shareholder’s submission of the form provided by the Company.

The forms for voting by correspondence should be received at the Company no later than the day preceding the fifth (5th) working day before the date of the general meeting unless the Company fixes a shorter period. Once the voting forms are submitted to the Company, they can neither be retrieved nor cancelled.

Duly completed forms that are received by the Company as provided above shall be counted when reckoning a quorum at such general meeting.

The board of directors shall adopt all other regulations and rules concerning the participation in the meeting and forms to be used to vote by correspondence.

In the event that all the shareholders are present or represented at a general meeting of shareholders and declare that they have been informed of the agenda of the general meeting, the general meeting may be held without prior notice of meeting or publication.

Article 14. Annual general meeting of shareholders

The annual general meeting of shareholders shall be held in accordance with Luxembourg law at the Company’s registered office or at any other place in the City of Luxembourg mentioned in the notice of meeting on the second Tuesday of the month of May each year at eleven o’clock (11:00) a.m.

If that day is not a banking day in Luxembourg, the annual general meeting shall be held on the immediately preceding banking day.

Fifteen (15) days before the general meeting, shareholders may inspect at the registered office the documents to be deposited at such office in accordance with the Law.

The management report, the annual and consolidated accounts and the documents drawn up by the independent auditors shall be addressed to the registered shareholders at the same time as the notice of meeting. Any shareholder shall be entitled to obtain a copy of the documents referred to in the preceding paragraph free of charge, upon production of proof of his or her shareholding, fifteen (15) days before the meeting.

Following the approval of the annual accounts and consolidated accounts, the general meeting shall decide by special vote on the discharge of the liability of the members of the board of directors.

The other general meetings of shareholders may be held on the dates, at the time and at the place indicated in the notice of meeting.

Article 15. Independent Auditors

The annual accounts and consolidated accounts shall be audited, and the consistency of the management report with those accounts verified, by one or more independent auditors (“réviseurs d’entreprises”) appointed by the general meeting of shareholders for a period not exceeding three (3) years.

The independent auditor(s) may be re-elected.

They shall record the result of their audit in the reports required by the Law.

Article 16. Financial year

The Company’s financial year shall commence on 1 January each year and end on 31 December the same year.

Article 17. Allocation of profits

Five per cent (5%) of the Company’s net annual profits shall be allocated to the reserve required by the Law. This allocation shall cease to be mandatory when that reserve reaches ten per cent (10%) of the subscribed capital. It shall become mandatory once again when the reserve falls below that percentage.

The remainder of the net profit shall be allocated as follows by the general meeting of shareholders upon the proposal of the board of directors:

•	a global amount shall be allocated to the board of directors by way of directors’ fees (“tantièmes”). This amount may not be less than one million Euro (EUR 1,000,000). In the event that the profits are insufficient, the amount of one million Euro shall be imputed in whole or in part to the charges. The distribution of this amount as amongst the members of the board of directors shall be effected in accordance with the board of directors’ rules of procedure;

•	the balance shall be distributed as dividends to the shareholders or placed in the reserves or carried forward.

Where, upon the conversion of convertible or exchangeable securities into shares in the Company, the Company proceeds to issue new shares or to attribute shares of its own, those shares shall not take part in the distribution of dividends for the financial year preceding the conversion or exchange, unless the issue conditions of the convertible or exchangeable securities provide otherwise.

Interim dividends may be distributed under the conditions laid down by the Law by decision of the board of directors.

No interest shall be paid on dividends declared but not paid which are held by the Company on behalf of shareholders.

Article 18. Dissolution and liquidation

In the event of a dissolution of the Company, liquidation shall be carried out by one or more liquidators, who may be natural or legal persons, appointed by the general meeting of shareholders, which shall determine their powers and remuneration.

Article 19. Amendment of the articles of association

The present articles of association may be amended from time to time as considered appropriate by a general meeting of shareholders subject to the requirements as to quorum and voting laid down by the Law.

By exception to the preceding paragraph, articles 8.1, 8.4, 8.5, 8.6 and 11.2 as well as the provision of this article 19 may only be amended by a general meeting of shareholders disposing of a majority of votes representing two-thirds of the voting rights attached to the shares in the Company.

Article 20. Applicable law and jurisdiction

For all matters not governed by the present articles of association, the parties refer to the provisions of the Law.

All disputes which may arise during the duration of the Company or upon its liquidation between shareholders, between shareholders and the Company, between shareholders and members of the board of directors or liquidators, between members of the board of directors and liquidators, between members of the board of directors or between liquidators of the Company on account of company matters shall be subject to the jurisdiction of the competent courts of the registered office. To this end, any shareholder, member of the board of directors or liquidator shall be bound to have an address for service in the district of the court for the registered office and all summonses or service shall be duly made to that address for service, regardless of their actual domicile; if no address for service is given, summonses or service shall be validly made at the Company’s registered office.

The foregoing provisions do not affect the Company’s right to bring proceedings against the shareholders, members of the board of directors or liquidators of the Company in any other court having jurisdiction on some other ground and to carry out any summonses or service by other means apt to enable the defendant to defend itself.

ANNEX C

AUDITORS’ REPORT OF MAZARS S.A.

ArcelorMittal

Merger of ArcelorMittal into Arcelor

REPORT OF THE ‘‘RÉVISEUR
D’ENTREPRISES” ON MERGER
PROPOSAL AND EXPLANATORY
MEMORANDUM

(Article 266 of the law dated August 10,
1915 concerning commercial companies
as amended from time to time)

To the Shareholders of
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg

Ladies and Gentlemen,

Report of the “Réviseur d’Entreprises” on the merger proposal and the explanatory memorandum, in conformity with Article 266 of the law dated August 10, 1915 concerning commercial companies, as amended from time to time.

1  INDEPENDENCE AND AGREEMENT OF THE “RÉVISEUR D’ENTREPRISES”

Mazars S.A. is independent from ArcelorMittal (“ArcelorMittal”) and Arcelor (“Arcelor”), including from their, respective, management and shareholders.

Mazars S.A. is certified as “Réviseur d’Entreprises” by the Luxembourg Department of Justice, according to the Article 3 of the Law dated June 28,1984, which regulates the profession of “Réviseur d’Entreprises”.

Neither Mazars S.A. nor any of its affiliates has had any material relationship with ArcelorMittal and Arcelor and their respective affiliates during the past two years, except that:

•	Mazars & Guérard in France, an affiliate of Mazars S.A., at the request of Arcelor, currently an affiliate of ArcelorMittal, conducted a due diligence investigation with respect to the Severstal group in April 2006.

•	Mazars & Guérard in France, an affiliate of Mazars S.A., at the request of ArcelorMittal Pipes and Tubes Holding B.V., conducted a due diligence with respect of entities detained by Vallourec (Vallourec Composants Automobiles Vitry and Vallourec Précision Soudage) in June 2007.

•	Mazars S.A. acted as independent auditor for ArcelorMittal in connection with the first-step merger of Mittal Steel Company N.V. (“Mittal Steel”) into ArcelorMittal.

1

2  PURPOSE OF THIS REPORT

Following our appointment by the board of directors of ArcelorMittal and in accordance with the conditions of Article 266 of the law dated August 10, 1915 concerning commercial companies, as amended from time to time (the “LSC”), we present you this report of “Réviseur d’Entreprises” concerning the merger proposal (projet de fusion) and explanatory memorandum (un rapport écrit détaillé) dated September 25, 2007, relating to the merger of ArcelorMittal into Arcelor (Arcelor, together with ArcelorMittal, the “Merging Companies”) by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal.

On May 2, 2007, the board of directors of Mittal Steel decided to organize a two-step merger process pursuant to which Mittal Steel would first be merged into ArcelorMittal, which would subsequently be merged into Arcelor as the ultimate surviving entity.

In the first step, Mittal Steel merged into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. On June 25, 2007, we issued our written report to the shareholders of ArcelorMittal, with respect to, among other things, the exchange ratio for the Mittal Steel class A common shares and the exchange ratio for the Mittal Steel class B common shares in connection with the first-step merger, as required pursuant to the LSC.

On August 28, 2007, the extraordinary general meeting of shareholders of Mittal Steel and the sole shareholder of ArcelorMittal approved the first-step merger of Mittal Steel into ArcelorMittal.

After a resolution of the sole shareholder of ArcelorMittal taken on August 28, 2007, this merger became effective on September 3, 2007, and the combined company was named “ArcelorMittal”.

The merger subject of this report constitutes the second and final step of the combination of Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law (the “Merger”).

In accordance with the provisions of Article 266 of the LSC, this report

(a) indicates whether or not, in our opinion, the proposed share Exchange Ratio (as defined herein below) for the Merger is relevant and reasonable;

(b) indicates the valuation methods used by the boards of directors of ArcelorMittal and Arcelor (the “Boards of Directors”) to determine the proposed share Exchange Ratio (as defined herein below); states whether such valuation methods are adequate in the circumstances and indicates the values arrived at by each of such methods, and gives an opinion as to the relative importance attributed to such methods in determining the value actually adopted;

(c) describes any special valuation difficulties which may have arisen.

2

3  MERGER PROPOSAL AND EXPLANATORY MEMORANDUM

On September 25, 2007, the Board of Directors approved the merger proposal and the explanatory memorandum for the merger of ArcelorMittal into Arcelor.

ArcelorMittal is a public limited company having its registered office in Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Trade and Companies (the “RCSL”) under number B 102468. Its registered office is located 19, avenue de la Liberté, L-2930 Luxembourg.

Arcelor is a public limited company having its registered office in Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Trade and Companies (the “RCSL”) under number B 82454. Its registered office is located 19, avenue de la Liberté, L-2930 Luxembourg.

The merger proposal shall be deposited by ArcelorMittal with the Luxembourg Register of Trade and Companies on or around September 25, 2007, and by Arcelor with the Luxembourg Register of Trade and Companies on or around September 25, 2007. The explanatory memorandum shall be available, free of charge, at the offices of the Merging Companies.

Upon effectiveness of the Merger, in conformity with Article 274 of the LSC, all the assets and liabilities of ArcelorMittal (as such assets and liabilities shall exist on the date on which the Merger shall become effective) shall be transferred to Arcelor by operation of law, the shares of ArcelorMittall shall be cancelled, in exchange for the issue of shares in Arcelor to the (then-former) holders of ArcelorMittal shares. ArcelorMittal shall cease to exist. The shareholders of ArcelorMittal shall become shareholders of Arcelor which shall be renamed ArcelorMittal following effectiveness of the Merger.

4	METHODS USED BY THE BOARDS OF DIRECTORS TO DETERMINE THE EXCHANGE RATIOS

As a consequence of the transfer of all the assets and liabilities of ArcelorMittal by operation of law, and subject to the prior completion of a share capital restructuring of Arcelor resulting in an exchange of 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, Arcelor shall on the effective date of the Merger issue to the holders of the ArcelorMittal shares existing at such time one (1) Arcelor share for each one (1) ArcelorMittal share (the exchange ratio as adjusted in accordance with the above capital restructuring being hereinafter referred to as the “Exchange Ratio”).

For accounting purposes, the merger of ArcelorMittal into Arcelor shall be considered as a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of ArcelorMittal and Arcelor shall be carried forward at their historical book values, and the income of Arcelor shall include the income of ArcelorMittal as of January 1, 2007. For statutory

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reporting purposes in Luxembourg, the final accounting year of ArcelorMittal shall end on December 31, 2006.

In compliance with applicable laws, the Boards of Directors have relied upon a multi-criteria analysis, including EBITDA multiples and discounted cash flow analyses in order to ensure that the Exchange Ratio adequately reflects the respective relative intrinsic values of the Merging Companies.

4.1	SUMMARY OF THE VALUATION METHODS PERFORMED BY THE BOARDS OF DIRECTORS (REFER TO EXPLANATORY MEMORANDUM IN ANNEX)

On May 15, 2007, the boards of directors of Mittal Steel, ArcelorMittal and Arcelor unanimously decided to propose to the shareholders that the Merger be effected on the basis of an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares, based on a multi-criteria analysis described in the explanatory memorandum and summarized below.

During the meeting held on September 25, 2007, the ArcelorMittal and the Arcelor Boards of Directors also noted that no event, transaction or new development had occurred since May 15, 2007 that would lead to an adjustment of the Merger Exchange Ratio other than to reflect the share capital restructuring described above.

In this respect, the Boards of Directors noted in particular that:

•	the mandatory tender offer for the outstanding shares of Arcelor Brasil, which was completed after the determination of the Exchange Ratio and which was principally settled in cash does not impact the Exchange Ratio, since for the purposes of the intrinsic value analysis supporting the determination of the exchange ratio the Arcelor Brasil minority interest had been valued using the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer;

•	the divestiture of the Sparrows Point facility, as part of the disposal program related to the offer of Mittal Steel for Arcelor, is being made at fair market value;

•	the consensus EBITDA estimates derived from Institutional Brokers’ Estimate System (“IBES”) following the first half 2007 earnings release is converging with the 2008 target EBITDA of USD 20 billion set forth in the harmonized value plan 2008 communicated to the market on 27 September 2006 (the “Harmonized Value Plan 2008”), used as basis for the multi-criteria analysis;

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•	ArcelorMittal announced on 11 September 2007 an internal growth plan target to increase shipments by more than 20% from 2006 to 2012, to reach 131mt. The Board of Directors also noted that while the growth plan 2012 does not address operating results, the preparation of the growth plan 2012 has nevertheless confirmed the Harmonized Value Plan 2008 and the respective allocations between ArcelorMittal (ex. Mittal Steel) and Arcelor as mentioned herein below in paragraph 4.1.1.

4.1.1	Methodology applied by the Boards of Directors

The multi-criteria valuations performed by the Boards of Directors is based on the following information set forth in the explanatory memorandum:

•	based on an analysis of the nature of the synergies reflected in the Harmonized Value Plan 2008 and, in particular their allocation among the various segments and geographic areas, approximately 41% of the previously announced synergies generated by the combination of Arcelor and Mittal Steel will be realized at the level of Arcelor;

•	based on the 2008 Arcelor EBITDA estimate taken into account for the purposes of the preparation of the Harmonized Value Plan 2008 (which represents 49% of the 2008 target EBITDA of USD 20 billion for the ArcelorMittal group), Arcelor will contribute approximately 49% of the combined Arcelor/Mittal Steel group EBITDA indicated in the combined Arcelor/Mittal Steel group Harmonized Value Plan 2008;

•	based on an analysis of the capital expenditures taken into account for the purposes of the Harmonized Value Plan 2008, Arcelor will account for approximately 50% of the combined Arcelor/Mittal Steel group’s capital expenditures indicated in the Harmonized Value Plan 2008.

These elements relate to the Harmonized Value Plan 2008. The breakdown of the 2008 target EBITDA of USD 20 billion for the ArcelorMittal group can be summarized as follows:

	Ex-Arcelor	Ex-Mittal	ArcelorMittal

Proforma EBITDA 2005	8.2	6.7	14.9
Brownfield and production growth in the market	2.8	1.8	4.6
Value added growth in line with market	0.0	1.1	1.1
Management gains and stand alone synergies net of restructuring	2.3	1.9	4.2
Mining expansion	0.0	0.4	0.4
Merger synergies	0.7	0.9	1.6
Regulatory remedies	-0.2	0.0	-0.2
Price cost squeeze	-4.0	-2.6	-6.6

EBITDA 2008 target	9.8	10.2	20.0

Note: Synergies and costs reflected in this table have been allocated based on where they were expected to be generated or incurred, respectively.

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The financial information used by the Boards of Directors to assess the terms and conditions of the Merger are derived from the consolidated financial statements of ArcelorMittal and Arcelor for accounting year 2006, prepared in accordance with IFRS, pro forma for acquisitions made in 2006 as if such acquisitions had occurred on January 1, 2006.

Minority interests in listed entities (Arcelor, Mittal South Africa, Acesita) and listed associates investments (Erdemir, Hunan Valin) have been valued by the Boards of Directors at market value. The value used for the Arcelor Brasil minority interest was calculated based on the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer.

All calculations effected by the Boards of Directors are based on 670.3 million Arcelor shares and 1,389.6 million ArcelorMittal shares, in both cases diluted based on the treasury method applied as of the end of April 2007.

Since the first-step merger was to be (and has been) implemented based on a one-to-one exchange ratio, the value of an ArcelorMittal share has been considered equal to the value of a Mittal Steel share by the Boards of Directors.

Certain reorganizations have been implemented since the date of the Harmonized Value Plan 2008. However, they were not deemed by the Boards of Directors to have any impact on the Exchange Ratio. Similarly, the mandatory tender offer for the outstanding shares of Arcelor Brasil, which was completed after the determination of the Exchange Ratio and which was principally settled in cash was deemed by the Board of Directors not to impact the Exchange Ratio, since for the purposes of the intrinsic value analysis supporting the determination of the exchange ratio the Arcelor Brasil minority interest value had been valued using the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer. A similar conclusion was reached with respect to the contemplated disposal of the Sparrows Point facility which is made at fair market value.

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4.1.2	Methods that have been disregarded by the Boards of Directors

•	Trading Value: valuations based on Arcelor trading value have not been used since when the Boards of Directors made their determination, the Arcelor share price was not believed to represent the intrinsic value of the company since (i) before the announcement of the proposed Exchange Ratio on May 16, 2007, the trading value of Arcelor was heavily impacted by market speculation regarding the timing of the Merger and the Exchange Ratio (which is evidenced in particular by the fact that Arcelor was trading at a higher EBITDA multiple than ArcelorMittal without any justification in light of the growth perspective of their respective businesses) and (ii) the Arcelor share had only a limited liquidity compared to historical averages.

Analysis of the liquidity of Arcelor share

		Average Daily
		Trading Volume on
		Euronext Paris/
	Average Daily	Total Shares (669.8
	Trading Volume on	Million as at
	Euronext Paris	December 31, 2006)

Since sell-out (November 27, 2006 through May 11, 2007)	270,900	0.04%
Last over the month preceding the announcement of the offer (i.e. before January 26, 2006)	4,122,900	0.62%

Source: Bloomberg

•	Consolidated dividend per share: in the steel industry, dividend yield is not regarded as a relevant valuation criterion given the cyclicality of the industry. As both investors as well as equity research analysis are not focused on this criterion, an analysis based on consolidated dividend per share has not been used by the Boards of Directors.

•	Analysis of precedent transactions: precedent transactions in the steel industry reflect situations where a change of control takes place. As such, prices paid in precedent transactions reflect, in addition to the intrinsic stand-alone value, a so-called control premium reflecting in particular the ability of the purchaser to generate synergies and efficiency gains. As ArcelorMittal already has control over Arcelor and no synergies are expected from the Merger itself, an analysis of precedent transactions has not been used by the Boards of Directors.

•	Revaluated net asset value: As both investors as well as equity research analysis do not rely on this valuation method and generally focus on future profitability, an analysis based on revaluated net asset has not been used.

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4.1.3	Methods that have been used by the Boards of Directors

The methods that have been used by the Boards of Directors are described in the following three sections (4.1.3.1 to 4.1.3.3).

The exchange ratio of 0.875 Arcelor share for every ArcelorMittal share does not take into consideration the implementation of a share capital restructuring of Arcelor prior to the effectiveness of the Merger, in the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares. The contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share.

4.1.3.1	Analysis of comparable companies performed by the Boards of Directors

Valuations of listed companies in the steel industry are frequently compared on the basis of enterprise value to EBITDA (“EV/EBITDA”) and price to earnings per share (“P/E”) multiples. EBITDA is defined as operating profit before depreciation and amortization. Enterprise value corresponds to the aggregate of the equity market capitalisation, net indebtedness and minority interests. Investments in associates and other financial assets are excluded from enterprise value as the income associated with these assets is generally not included in EBITDA.

A number of steel manufacturing conglomerates have been excluded from the analysis as a material part of their operations are not steel related.

These excluded conglomerates are the following:

Company	Non Steel Related Operations

ThyssenKrupp	ThyssenKrupp is an industrial conglomerate with diverse activities unrelated to steel, including submarine and shipbuilding, elevators and automotive components.
JFE	JFE is an industrial conglomerate with diverse activities unrelated to steel, including microelectronics, engineering for the energy sector and environmental solutions and urban development.
Nippon Steel Corp.	Nippon Steel is an industrial conglomerate with diverse activities unrelated to steel, including power supply, chemicals, urban development, construction and engineering.
Kobe Steel	Kobe Steel is an industrial conglomerate with diverse activities unrelated to steel, including titanium, welding equipment and consumables, machinery such as crushers, tire and rubber machines and plastic processing machines, power generation plants, as well as activities in infrastructure construction.

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A number of other European and North American steel companies were considered, but excluded for the purpose of trading multiple analysis due to the unique features of their businesses which exhibit less comparability to ArcelorMittal and Arcelor.

Company	Reasons for Exclusion

Salzgitter	Salzgitter is a regional niche steel manufacturer.
Svenskt Stal (SSAB)	SSAB is a Nordic focused niche producer of high strength sheets and quenched plate steels with high exposure to the booming mining equipment market, construction equipment and fuel-efficient automotive manufacturing sectors. The strong position in niche products gives SSAB greater pricing power and therefore higher and more sustainable margins and returns. SSAB is therefore not directly comparable to the major steel companies.
Rautaruukki	Rautaruukki is a company in a transition phase from a steel producer to a complete solutions provider for the construction and engineering sectors. As part of this transition, Rautaruukki has acquired companies active in construction systems and total delivery know-how, components for lifting, handling and transportation equipment. It is seeking to exit its long products business.
Nucor	Nucor is entirely focused on the US and exclusively produces steel via the EAF method.

For the purposes of the comparison, ArcelorMittal and Arcelor have also been disregarded by the Boards of Directors to not influence the outcome of the analysis. Arcelor Brasil was at the time of the determination of the exchange ratio subject to a delisting mandatory offer and has also been excluded as its share price reflected a regulated offer process.

In general, investors typically base investment decisions on future profitability. Although, for this reason, 2007 and 2008 should be regarded as the most relevant periods as investors are looking for future profitability and value future cash flows, the Boards of Directors considered that 2006 should also be considered in light of the lack of up-to-date broker research estimates for Arcelor. The selected comparable companies are covered by numerous equity research analysts and consensus estimates for the periods 2007 and 2008 are widely available.

The table below summarizes the EV/EBITDA and P/E multiples for these steel companies based on reported 2006 results and consensus EBITDA estimates derived from Institutional Brokers’ Estimate System (“IBES”) and calendarised to reflect a 31 December year end.

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	EBITDA Multiple			P/E Multiple
	2006 A	2007 E	2008 E	2006 A

Posco	6.7	6.3	5.3	13.2
Voest Alpine	7.2	6.5	6.7	11.3
US Steel	6.3	6.7	6.6	9.7
CSN	10.0	6.9	6.5	20.0
Average Multiple	7.6	6.6	6.3	13.5

The application of the relevant average multiple mentioned in the table above to the 2006 pro-forma EBITDA, the 2007 and 2008 EBITDA implied by the Harmonized Value Plan 2008 and IBES estimates and the 2006 pro-forma earnings per share for both ArcelorMittal and Arcelor provide for equity values, share prices and implied exchange ratios as shown in the table below:

	Share Price (€)		Equity Value (€bn)
Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

0.845 - 0.965	42.3 - 61.9	49.3 - 64.1	58.8 - 86.0	33.1 - 43.0

Note: Exchange ratios based on combination of Arcelor and ArcelorMittal share prices within the minimum and maximum range implied by the application of the valuation described above.

The main purpose of the analysis is to perform a relative valuation for ArcelorMittal and Arcelor and as such a relatively broad range of valuation multiples has been used. In addition to the table above, a sensitivity analysis has been performed by applying the minimum and maximum valuation multiples of the group of selected comparable companies which resulted in an exchange ratio range of 0.818 to 0.965.

4.1.3.2	Analysis performed by the Boards of Directors on discounted cash flows

The Boards of Directors performed a discounted cash flow analysis as at May 15, 2007 using publicly available forecasts consisting both of (i) the Harmonized Value Plan 2008 communicated to the market, subject to adjustments aimed at including the Sicartsa acquisition and related synergies, and (ii) the consensus broker estimates in 2007 and 2008 for ArcelorMittal derived from Institutional Brokers’ Estimate System (IBES), Arcelor estimates being in the latter case derived from ArcelorMittal broker estimates based on the guidance set forth in paragraph (4.1.1) above, since most brokers no longer cover the Arcelor shares.

The discounted cash flow analysis performed by the Boards of Directors is based on the assumptions described in paragraph (4.1.1) above and on the following additional assumptions: (i) a tax rate at 25% for each of the two companies; (ii) the same discount rate was applied to the future cash flows of each of the two companies; (iii) the 2007 EBITDA based on the Harmonized Value Plan 2008 represents an average between the 2006 pro forma EBITDA

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and the 2008 EBITDA reflected in the Harmonized Value Plan 2008; (iv) depreciation and amortization were set as per IBES consensus estimates; (v) ArcelorMittal Capex was set as per Harmonized Value Plan 2008; and (vi) working capital optimization was estimated at €0.9 billion for ArcelorMittal as per Harmonized Value Plan 2008, broken down 50/50 between 2007 and 2008 and at €0.3 billon in 2007 and 2008 for Arcelor as per Arcelor’s February 27, 2006 investor presentation.

The terminal value was calculated both based on EBITDA exit multiples and the perpetual growth method.

The table below shows the resulting equity values, share prices and exchange ratios assuming, for each of Arcelor and ArcelorMittal, an exit multiple of 6.5x EBITDA, a perpetuity growth rate of 0% and a discount rate of 9.25%:

		Equity Value (€bn)		Share Price (€)		Exchange
		ArcelorMittal	Arcelor	ArcelorMittal	Arcelor	Ratio

Value Plan	EBITDA Exit	71.7	38.3	51.6	57.1	0.904
	Perpetual Growth	85.0	44.4	61.2	66.3	0.923

IBES	EBITDA Exit	63.2	35.0	45.5	52.2	0.871
	Perpetual Growth	74.3	40.3	53.5	60.2	0.889

In addition, a sensitivity analysis was performed, using EBITDA exit multiples ranging from 6.0x EBITDA to 7.0x EBITDA, perpetual growth rates ranging from -1% to 1% and discount rates ranging from 9% to 9.5% which resulted in an exchange ratio range of 0.860 to 0.936 (using similar assumptions for each of Arcelor and ArcelorMittal).

4.1.3.3	Contribution analysis performed by the Boards of Directors

The Boards of Directors reviewed specific historical earnings per share (EPS) and historical and estimated future EBITDA for Arcelor and ArcelorMittal, based both on the Harmonized Value Plan 2008 and the IBES consensus, Arcelor estimates being in the latter case derived from ArcelorMittal estimates based on the guidance set forth in paragraph (4.1.1) above, since brokers no longer cover Arcelor.

The analysis of the contribution, on a debt-adjusted basis, of Arcelor to the aggregate equity value of ArcelorMittal based on EBITDA or EPS provides for an exchange ratio range comprised between 0.833 and 0.965 Arcelor share for every ArcelorMittal share, ArcelorMittal equity value being determined based on the closing value of the Mittal Steel share (based on Amsterdam listing) on May 11, 2007.

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The table below illustrates the corresponding values for Arcelor and ArcelorMittal implied by the exchange ratios resulting from this analysis, based on a value of the ArcelorMittal share equal to the closing value of the Mittal Steel share (based on Amsterdam listing) on May 11, 2007:

	Share Price (€)		Equity Value (€bn)
Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

0.833 - 0.965	41.8	43.3 - 50.2	58.1	29.0 - 33.6

4.1.4	Summary assessment of the Exchange Ratio based on intrinsic values, as a result of the valuations of the Boards of Directors

The outcome of the multi-criteria valuation analysis performed by the Boards of Directors based on average multiples as far as the analysis of comparable companies is concerned and the median assumptions described herein above as far as the discounted cash flow analysis is concerned can be summarized as follows.

							Arcelor Mittal
			Arcelor Mittal		Arcelor Share		Equity
	Exchange Ratio		Share Price (€)		Price (€)		Value (€ bn)		Arcelor Equity Value (€bn)
	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max

Comparable companies	0.845	0.965	42.3	61.9	49.3	64.1	58.8	86.0	33.1	43.0
DCF analysis	0.871	0.923	45.5	61.2	52.2	66.3	63.2	85.0	35.0	44.4
Contribution analysis	0.833	0.965	41.8	41.8	43.3	50.2	58.1	58.1	29.0	33.6
Average	0.850	0.951	43.2	54.9	50.6	57.9	60.0	76.3	33.9	38.8

Note: exchange ratios based on combination of Arcelor and ArcelorMittal share prices within the minimum and maximum range implied by the application of the valuations described above (based on average multiples as far as the analysis of comparable companies is concerned and the median assumptions described herein above as far as the discounted cash flow analysis is concerned).

The average exchange ratio bracket resulting from the valuation methods used by the Boards of Directors described above, taking into account the sensitivity analyses that have been performed by the Boards of Directors for the comparable companies and discounted cash flows methods as described in paragraph 4.1.3.1 and 4.1.3.2 above, is 0.837 — 0.955, as shown in the table below.

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Implied Exchange Ratio

	Min	Max

Comparable companies	0.818	0.965
DCF analysis	0.860	0.936
Contribution analysis	0.833	0.965
Average	0.837	0.955

The exchange ratio of 0.875 Arcelor share for every ArcelorMittal share is therefore consistent with the Boards of Directors’ analysis of the relative intrinsic value range of Arcelor and ArcelorMittal. None of the methods used by the Boards of Directors for the purposes of the multi-criteria analysis has been given a specific weight compared to the others.

As noted above, the exchange ratio of 0.875 Arcelor share for every ArcelorMittal share does not take into consideration the implementation of a share capital restructuring of Arcelor prior to the effectiveness of the Merger, in the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares. The contemplated share capital restructuring of Arcelor leads to an adjustment of the Exchange Ratio to one Arcelor share for every ArcelorMittal share.

4.2	REVIEW OF THE VALUATIONS PERFORMED BY THE BOARDS OF DIRECTORS

4.2.1	Preliminary comments

•	Opinions delivered to the Boards of Directors

The boards of directors of Mittal Steel, ArcelorMittal and Arcelor have received opinions as to the fairness (as at the date of the issuance of the opinions) of the proposed exchange ratio of 7 Arcelor shares for 8 ArcelorMittal shares (i.e. ignoring the proposed share capital restructuring of Arcelor) from a financial standpoint, respectively, from Goldman Sachs, with respect to the shareholders of ArcelorMittal (i.e., the shareholders of Mittal Steel prior to completion of the first-step merger of Mittal Steel into ArcelorMittal), and from Morgan Stanley, Société Générale, Fortis and Ricol Lasteyrie et Associés with respect to the public shareholders of Arcelor.

The fairness opinions provided by the financial experts to the Boards of Directors, as well as the context in which their reviews were performed, will be disclosed in the European prospectus to be approved by the Commission de Surveillance du Secteur Financier, the Luxembourg securities regulator and in the registration statement on Form F-4 that will be filed by Arcelor with the U.S. Securities Exchange Commission, the U.S. federal securities regulator.

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The fairness opinions issued to the Boards of Directors of ArcelorMittal and Arcelor, respectively, were delivered before the decision was made by the Merging Companies to condition the effectiveness of the Merger on the completion of the Arcelor share capital restructuring described in the explanatory memorandum. The Boards of Directors noted that the contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share without any economic impact on the ArcelorMittal shareholders.

•	The timeframe of financial projections taken into account is rather short

The enterprise values of the Merging Companies were determined by their respective board of directors based on the Harmonized Value-Plan 2008, taking into account, if necessary and significant, changes in the consolidation scope (acquisitions, divestures) which have subsequently occurred, as well as the effect of synergies in connection with the merging of both group’s operations.

Neither of the Merging Companies has a business plan or a value plan for periods beyond 2008. Therefore, for the discounted cash flow method, a preponderant portion of the Merging Companies’ enterprise values arises from their terminal values calculated based either on an EBITDA exit multiple or the perpetuity growth method. Analysis of comparable companies also only covered the period 2006 to 2008 and the contribution analysis was only performed for the period until 2008.

In order to assess the sensitivity of these assumptions, we have extrapolated the activity on a longer period (please refer to chapter 4.2.2.4 herafter), which were mainly derived from the Analysts Consensus.

4.2.2	Assessment of the methods used by the Boards of Directors

4.2.2.1  Methods disregarded by the Boards of Directors

When selecting the valuation methods to be used to determine the Exchange Ratio, the Boards of Directors have disregarded the following valuation methods:

•	Trading Value,

•	Consolidated Dividend per Share,

•	Analysis of precedent transactions,

•	Revaluated net asset value.

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As regards the revaluated net asset value, we noted that the Boards of Directors did not use this method mainly because both investors and equity research analysis are not focused on this valuation method and generally concentrate on future profitability. Moreover, we noted that the net assets of Arcelor have been revalued in the context of the takeover of Arcelor by Mittal Steel (for accounting purchase price allocation purposes) but not those of ArcelorMittal, as no accounting rule required such a revaluation and because the management of ArcelorMittal did not consider it useful. Therefore, such a method could not have been implemented solely on the basis of the available information.

We have analyzed the reasons underlying the Boards of Directors’ decision to disregard these four valuation methods and concur that the last three methods are not relevant in the current context.

As explained later in this report, we are of the opinion that the trading value method could be used, among other methods, as a relevant valuation method.

4.2.2.2  Adequacy of the methods used, and of their relative weighting

The three valuation methods selected by the Boards of Directors are generally accepted methods and are used to address both the relative intrinsic values of the Merging Companies and their comparative values when compared to other comparable listed companies.

None of the methods used for the purposes of the multi-criteria analysis has been given by the Boards of Directors a specific weight compared to the others. We have performed some sensitivity analyses with respect to the relative weighting of the various valuation methods used by the Boards of Directors and ensured that the proposed Exchange Ratio remains included in the resulting ranges.

The multi-criteria valuation analysis arising from the valuation methods used by the Board of Directors resulted in an exchange ratio range of 0.850 to 0.951 (0.837 to 0.955 when taking into account the sensitivity analyses performed by the Boards of Directors). The proposed exchange ratio of 0.875 (before impact of the share capital restructuring) is included within this range.

4.2.2.3  Accuracy of the calculations performed by the Boards of Directors and consistency of the underlying assumptions

We have reviewed the calculations performed by the Boards of Directors and their underlying assumptions and performed a “mathematical check” of the computations used in the three valuation methods selected by the Boards of Directors.

Although we did not find any discrepancies in the computations performed by the Boards of Directors when applying the valuation methods, we would like to express the following observations regarding the underlying assumptions used by the Boards of Directors:

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•	Discounted Cash Flow Analysis

The Boards of Directors have performed a discounted cash flow analysis using (i) publicly available forecasts consisting of the Harmonized Value Plan 2008 subject to adjustments aimed at including the Sicartsa acquisition and related synergies, and the consensus broker estimates in 2007 and 2008 for ArcelorMittal derived from Institutional Brokers’ Estimate System (IBES) and (ii) other assumptions set forth in paragraph 4.1.3.2 above.

Although such an approach is consistent with the information publicly available as at May 15, 2007, additional information released to the market (e.g. June 30, 2007 interim financial statements, changes in the market consensus, etc.) has led us to change some of the underlying assumptions such as by lengthening the timeframe of the financial forecasts and by using different capital expenditures figures and different working capital requirements (refer to 4.2.2.4) to check whether these elements have an impact on the relative intrinsic values of the Merging Companies.

•	Analysis of Comparable Companies

The market consensus selected by the Boards of Directors was made available to us and we were able to check the consistency of some figures with the supporting analysts’ reports available as at May 15, 2007. The Boards of Directors based their analysis of comparable companies on 2006 to 2008 “EV/EBITDA” and 2006 “P/E” multiples.

We have broadened the sample of selected comparable companies and determined multiples prevailing as at September 4, 2007 for the nineteen companies included in our sample.

No company utilized in our analysis of comparable companies is identical to Arcelor or ArcelorMittal. In evaluating the comparable companies, we made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of Arcelor or ArcelorMittal, such as the impact of competition on the business of Arcelor or ArcelorMittal and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Arcelor or ArcelorMittal or the industry or in the markets generally, which could affect the public trading value of Arcelor or ArcelorMittal and the aggregate value of the companies to which they were compared.

As a conclusion, we chose not to use “P/E” multiples for the following reasons: (i) Arcelor’s assets have been revaluated in ArcelorMittal’s financial statements (which subsequently impacts amortization expense) as part of the purchase price allocation, while the same assets are recorded at book value in Arcelor’s financial statements, and (ii) the determination of a single 2006 P/E ratio does not appear very meaningful as this multiple is static and needs to cover a “boom-to-bust cycle” to provide a representative analysis of the value of steel/iron companies.

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•	Contribution analysis

We have performed a mathematical recomputation of the calculations performed by the Boards of Directors of the Merging Companies and did not find any discrepancies. When performing such valuations, the Boards of Directors have considered Arcelor’s relative contribution within ArcelorMittal in the Harmonized Value Plan 2008 and the IBES consensus.

According to us this method overlaps somewhat with the previous ones. For this reason, we consider that it may be less relevant in this context and chose to lower its weighting in comparison with the other valuation methods we reviewed.

4.2.2.4  Alternative assumptions considered

In addition to the methods and assumptions selected by the Boards of Directors, we have implemented the methods and assumptions listed below:

•	Valuation based on Arcelor’s and ArcelorMittal’s share trading value

Investors usually expect trading values to reflect the intrinsic share value of a company when its shares are traded on a public market with a sufficiently large public float. In the case of Arcelor, only 5.74% of the outstanding shares are publicly traded. Therefore, the expected value of Arcelor arising from the share price does not necessary reflect the intrinsic value of the company, and might be subject to market speculation.

The overall market liquidity of the traded volume of Arcelor’s shares, based on 100% of the shares, is rather limited. Such factors led the Boards of Directors to exclude a valuation based on Arcelor trading value.

However the liquidity of the traded volume of Arcelor’s floating shares although limited may be considered to be significant.

As the number of Arcelor traded shares is rather limited, and therefore more easily subject to speculation, we are of the opinion that such a valuation method, although relevant, should be taken into account in our multi-criteria approach with a lower weighting than the other selected valuation methods.

•	Main DCF approach — alternative assumptions

The timeframe for the financial projections taken into account in the ArcelorMittal and Arcelor discounted cash flow analysis in the Harmonized Value Plan 2008 as at May 15, 2007 is rather short, with 2008 being used as the basis for the calculation of the terminal value. For this reason, the discounted terminal value accounts for the major portion of the intrinsic values calculated for Arcelor and ArcelorMittal shares.

Our discounted cash flow calculations were based on the Harmonized Value Plan 2008 in addition to the following assumptions:

•	2009 and 2010 EBITDA is derived from the consensus analysts forecasts published by Institutional Broker’s Estimate System (IBES) as of September 4, 2007;

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•	Arcelor’s and ArcelorMittal’s discount rate have been recomputed using a slightly different discount rate of 9.6% than that used by the Merging Companies,

•	Arcelor capital expenditure for 2007 to 2008 as determined by Arcelor Management,

•	Slightly different working capital change impacts for ArcelorMittal in 2007 and 2008

•	Arcelor’s contribution to the ArcelorMittal’s EBITDA is set to remain stable over the period of the discounted cash flow analysis (i.e. 49%), as stated in the section 6.I. of the explanatory memorandum.

•	Other alternative assumptions

When implementing our alternative valuation methods and assumptions, we have also taken into account the following impacts:

•	Net debt adjustment to take into account dividends paid by both companies to their shareholders in 2007 and cash used by ArcelorMittal to buy back its shares in 2007,

•	Inclusion into Arcelor’s cash and cash equivalents of short term financial loans granted to Mittal Steel as of December 31, 2006,

•	EBITDA adjustment to include companies not consolidated by Arcelor,

•	EBITDA adjustment, for the years 2006 and 2007, aimed to include the Sicartsa acquisition and its related synergies,

for the purposes of the discounted cash flow, comparable companies and contribution analyses.

•	Valuation method weighting

We assigned the following weights to the valuation methods selected by us:

•	Trading values: 15%

•	Discounted cash flows: 35%

•	Comparable companies: 35%

•	Contribution analysis: 15%

Conclusion:

The exchange ratio (before the impact of the share capital restructuring) proposed by the Boards of Directors remains within the range of exchange ratios resulting from our analysis when applying the above described alternative assumptions and performing sensitivity analyses.

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5	EXCHANGE RATIO

On May 15, 2007, the boards of directors of Mittal Steel, ArcelorMittal and Arcelor unanimously decided to propose to the shareholders of the Merging Companies that the Merger be effected on the basis of an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares.

At a meeting held on September 25, 2007, the Boards of Directors decided that it would be advisable to restructure the share capital of Arcelor immediately prior to the effectiveness of the Merger so as to have a one-to-one exchange ratio in the Merger and therefore avoid any effect of the Merger on the ArcelorMittal share price and the comparability thereof pre-and post-merger. The share capital restructuring would take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, thus mechanically resulting in an adjusted exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor shareholders.

As of the date thereof, the issued share capital of Arcelor amounted to EUR 3,349,067,040 and was divided into 669,813,408 shares without designation of nominal value. All issued shares have been fully paid up.

As of the date thereof, the issued share capital of ArcelorMittal amounted to EUR 14,172,072.53 and was divided into 1,417,207,253 ArcelorMittal shares without nominal value, fully paid up.

On pro-forma basis as of January 1, 2007, statutory balance sheet of ArcelorMittal aimed at taking into account the effectiveness of the first-step merger of Mittal Steel Company NV into ArcelorMittal, which from an accounting standpoint was given a retroactive effect as of January 1, 2007, the net asset value of ArcelorMittal as of January 1, 2007 represented USD 50,191 million.

Upon effectiveness of the Merger, and pursuant to (i) article 8 of the merger proposal, holders of ArcelorMittal shares will automatically receive newly-issued Arcelor shares in accordance with the Exchange Ratio and on the basis of their respective holdings as entered in the relevant ArcelorMittal shareholder registry (registre des actionnaires) or their respective securities accounts, (ii) article 14 of the Merger proposal, every holder of a stock option issued by ArcelorMittal will automatically receive a newly issued Arcelor’s stock option with economic terms similar to those prevailing before the Merger.

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The Arcelor shares to be issued in the Merger will have the same rights as the existing Arcelor shares as set forth in Arcelor’s articles of association and Luxembourg law, provided however that the newly-issued shares would be entitled only to dividends declared by Arcelor after the effective date of the Merger. Specifically, the newly-issued Arcelor shares would not be entitled either to (i) the last installment of the dividend decided by the annual general meeting of Arcelor held on April 27, 2007, or (ii) the additional dividend $0.040625 per post-capital restructuring Arcelor share which distribution will be proposed to the extraordinary general meeting of Arcelor convened to approve the Merger, which in the aggregate represents a dividend of $0.325 per post-restructuring Arcelor share.

Conversely, as a result of the Merger, Arcelor agreed to assume ArcelorMittal’s obligation to pay the last installment of the quarterly dividend decided by the annual general meeting of shareholders of Mittal Steel on June 12, 2007, which, in light of the exchange ratio of the first-step merger and the Merger, would represent $0.325 per Arcelor share newly-issued in the Merger. Therefore, on December 15, 2007, each Arcelor share (whether issued in the Merger or previously issued) would be entitled to a dividend payment of $0.325.

Pursuant to article 12 of the merger proposal, the Merger will result in the creation of a “merger premium” account, reflecting the difference between the net asset value contributed to Arcelor and the amount of the share capital increase by Arcelor. The number of shares to be issued shall be equal to 1,417,207,253 as reduced by the number of ArcelorMittal shares held in treasury or for the account of Arcelor or ArcelorMittal as at the date of the extraordinary general meeting called to approve the Merger. The merger premium will be decreased as a result of the cancellation of Arcelor shares — except the fractions of Arcelor shares — held by ArcelorMittal, as described below, with no impact on goodwill.

Pursuant to article 10 of the merger proposal, ArcelorMittal shares held in treasury by or for the account of ArcelorMittal or Arcelor will be cancelled pursuant to Luxembourg law. Arcelor will not issue any shares in consideration of the ArcelorMittal shares held in treasury by or for the account of ArcelorMittal or Arcelor.

Each Arcelor share held by ArcelorMittal and transferred to Arcelor pursuant to the Merger (but excluding any fractions of shares) will be cancelled in accordance with Article 49 (3) of the LSC upon the effectiveness of the Merger pursuant to a resolution of the shareholders of Arcelor taken at the same time that the shareholders of Arcelor shall adopt, among other items, the decision to merge ArcelorMittal into Arcelor.

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According to article 11 of the merger proposal, such cancellation will be offset against the share capital to the extent of the par value of the shares and for the difference between their book value and their par value in ArcelorMittal’s accounts against the merger premium as referred to hereinabove.

6	SCOPE

Pursuant to the LSC, the drafting of the merger proposal and the explanatory memorandum, as well as the determination of the valuation methods used to determine the Exchange Ratio are the responsibility of the Boards of Directors of the Merging Companies. Our responsibility is to issue a report on the adequacy of the valuation methods used to determine the Exchange Ratio and the relevance and reasonableness of the Exchange Ratio.

We conducted our review in accordance with the professional standards of the “Institut des Réviseurs d’Entreprises” of Luxembourg relevant to this engagement. Those standards require that we plan and perform the review in such a way as to obtain moderate assurance as to whether the valuation methods used are adequate and whether the determination of the Exchange Ratio is relevant and reasonable (“pertinent et raisonnable”). Our review is limited primarily to inquiries addressed to company personnel and to analytical procedures applied to financial data, and thus provides less assurance than an audit.

We also conducted interviews with the external auditors of both ArcelorMittal and Arcelor, and with some of the advisers of the Boards of Directors of the Merging Companies. We have performed a review of the main assumptions underlying the Harmonized Value Plan 2008 and performed variance analysis with year 2006 actual figures (arising from the audited financial statements of the Merging Companies) and 2007 first half figures ( which have been subject to a limited review performed by their auditor).

We have been informed by the management of the Merging Companies of comments by some shareholders of Arcelor or their representatives, and the existence of claims and legal disputes requesting the use by the Boards of Directors of the exchange ratio of the secondary exchange offer component of MittalSteel’s June 2006 offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares).

Such issues were addressed by the Boards of Directors, and a description and analysis of them by the Boards of Directors is disclosed in Chapter 8 of the explanatory memorandum.

While we have been made aware of such comments and disputes, it is not in the scope of our review to assess the relevance of such comments or disputes, nor to assess the Boards’ evaluation of such comments or disputes.

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In compliance with Article 266 of the LSC and the Luxembourg professional framework described above, this report only addresses the relevance and reasonableness of the Exchange Ratio proposed by the Boards of Directors under the merger proposal as of September 25, 2007 and no opinion is given or intended as to (i) any exchange ratio other than the Exchange Ratio, (ii) any transaction other than the Merger, (iii) the relevance and reasonableness of the Exchange Ratio as of any date other than September 25, 2007. In particular, this report does not in any manner address whether the Exchange Ratio is consistent with the provisions of the Memorandum of Understanding dated June 25, 2006 by and between Arcelor, Mittal Steel and the Mittal Controlling Shareholder (as defined therein), or with any other statements made, either written or oral, at the time of the public offer made by Mittal Steel for Arcelor shares in 2006.

For the avoidance of doubt, this report does not address: (i) the underlying business decision of the Merging Companies, their respective shareholders or any other party to proceed with or effect the Merger, (ii) the relevance, reasonableness or adequacy of any portion or aspect of the Merger not expressly addressed in this report, (iii) the relevance or reasonableness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Merging Companies, or any other party other than those set forth in this report, (iv) the relative merits of the Merger as compared to any alternative business strategies that might exist for the Merging Companies or any other person or the effect of any other transaction in which the Merging Companies or any other person might engage, (v) the tax or legal consequences of the Merger to either Merging Companies, their respective shareholders, or any other person, (vi) whether any of their respective shareholders should vote in favour of or accept the terms of the Merger, (vii) the solvency or fair value of the Merging Companies or any other participant in the Merger under any applicable laws relating to bankruptcy, insolvency or similar matters, (viii) the relevance and reasonableness of the Exchange Ratio or any portion or aspect of the Merger to any specific group of holders of equity or debt securities issued by the Merging Companies, such holders being considered as a whole for the purposes of this report and (ix) any transaction other than the Merger.

Furthermore, no opinion is intended in matters that require legal, regulatory, insurance, tax or other similar professional advice. It is assumed that such professional advice has been or will be obtained from the appropriate professional sources.

This report does not in any manner address the prices or volumes at which the shares of Arcelor may trade following consummation of the Merger.

Furthermore, the scope of our review, as defined by the Luxembourg professional framework described above, did not include any review of the following matters:

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•	Fulfilment by the Merging Companies of their various contractual commitments made in their geographical business areas, regarding acquisitions, divestures, or their normal course of business management;

•	Any specific inquiry, other than interviews with the management of the Merging Companies, with regard to identifying the potential reorganizations which occurred since the takeover of Arcelor by Mittal Steel, except from the ones we were advised of. For reorganizations of which we were advised, while we considered their possible impact on the Exchange Ratio, it was not in the scope of our review to verify their economic, operational or legal reasonableness or validity.

We have not performed an audit and, accordingly, we do not express an audit opinion.

At no point did we make any physical inspection or independent appraisal of the properties, assets or liabilities of Arcelor, ArcelorMittal or any other party. We have not made or been provided with an independent appraisal of any of the assets (nor individually, nor taken as a whole), properties or liabilities (contingent or otherwise) of Arcelor (except for the Purchase Price Allocation issued by ArcelorMittal’s independent expert in 2006), ArcelorMittal or any other party. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Arcelor, ArcelorMittal or any other party is or may be subject or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which either Arcelor, ArcelorMittal is or may be a party or is or may be subject.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all documents, data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such documents, data, material and other information and we make no representation or guarantee concerning the accuracy of any information contained in any such documents.

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The management of each of Arcelor and ArcelorMittal advised us, and we have assumed with their consent, without independent verification, that the Harmonized Value Plan 2008 and all other financial forecasts prepared by the Companies provided to us (the “Financial Forecasts”) have been reasonably prepared on bases reflecting the best currently available estimates and each of the management’s judgment as to the future financial results and condition of the Merging Companies, and except as otherwise stated in this report, we express no opinion with respect to such Financial Forecasts or the assumptions on which they are based. We have discussed the Financial Forecasts with the management of ArcelorMittal and have assumed that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of Arcelor and ArcelorMittal, and except as otherwise stated in this report, we express no opinion with respect to such forecasts and projections or the assumptions on which they are based.

Nevertheless, nothing came to our attention that makes the assumptions referred to in the previous paragraph unreasonable insofar as they can impact the Exchange Ratio.

We have relied upon and assumed, without independent verification (i), that there has been no material change in the assets, liabilities, financial condition, results or operations, business or prospects of Arcelor and ArcelorMittal since the date of the most recent financial statements provided to us which would not have been made public or disclosed to us, and (ii) that there are no information or facts that would make any of the information reviewed by us incomplete or misleading.

Furthermore, we have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger proposal and the explanatory memorandum for the Merger and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, and (iii) the Merger will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any substantial amendments or modifications thereto or any adjustment to the Exchange Ratio or to any substantial condition of the Merger agreement.

We also have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable laws and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of Arcelor, ArcelorMittal or any other party, or otherwise have an adverse effect on Arcelor, ArcelorMittal or any other party or any expected synergies resulting from the Merger.

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We arrived at the opinion set forth in this report based on the results of all reviews undertaken by us and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. We formed our opinion as to relevance and reasonableness of the Exchange Ratio and the adequacy of the valuation methods used to determine the Exchange Ratio on the basis of our experience and professional judgment after considering the results of all of our analyses. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, analytic methods and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses as a whole, would create a misleading or incomplete view of the processes underlying our analyses and opinion.

For the avoidance of doubt, nothing in this section 6 should be construed as a limitation of the scope of our review pursuant to Article 266 of the LSC or of our professional rules.

7	ADDITIONAL INFORMATION

In accordance with our professional standards, we have examined additional information included in the merger proposal and the explanatory memorandum in order to identify, if necessary, significant inconsistencies with data concerning the Exchange Ratio and the valuation methods used to determine the Exchange Ratio based on our general understanding of the Merging Companies in the exercise of our assignment.

Based upon the above, we have no comments concerning such additional information.

8	OPINION

Based upon the above nothing has come to our attention which causes us to believe that the proposed Exchange Ratio proposed by the Boards of Directors is not relevant and reasonable or that the valuation methods used by the Boards of Directors to determine the Exchange Ratio are not adequate.

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9	LIMITATION ON THE USE OF THIS REPORT

This report is solely for the purpose set forth in Article 266 of the LSC concerning commercial companies. This report is not to be used for any other purpose or to be distributed without our prior written consent.

For Mazars S.A., Réviseur d’Entreprises

/s/ Patrick ROCHAS	/s/ Philippe SLENDZAK
Partner	Partner

Luxembourg, September 25, 2007

ANNEX: MERGER PROPOSAL AND EXPLANATORY MEMORANDUM

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ANNEX D

AUDITORS’ REPORT OF COMPAGNIE LUXEMBOURGEOISE D’EXPERTISE ET DE RÉVISION
COMPTABLE

MERGER OF ARCELORMITTAL INTO ARCELOR

REPORT OF THE INDEPENDENT AUDITOR
TO THE SHAREHOLDERS OF ARCELOR
ON THE MERGER PROPOSAL

CLERC S.A.

Page

1. Acceptance of the assignment and purpose of the report	1
1.1. Acceptance of the assignment
1.2. Purpose of the report
2. Identification of merger proposal	2
2.1. Identification of merger proposal
2.2. Identification of the companies included in the merger proposal
3. Description of valuation methods applied by the Board of Directors of Arcelor	6
4. Exchange ratio retained by the Board of Directors of Arcelor	16
4.1. Summary assessment of the exchange ratio based on intrinsic values
4.2 Consideration
4.3 Rights
4.4 Allocation
5. Summary of work performed by the réviseur d’entreprises	17
5.1 Responsibility of the Board of Directors of Arcelor
5.2 Responsibility of the Réviseur d’Entreprises
5.3 Scope of the assignment
5.4 Description of the work performed
(1) Analysis of comparable companies
(2) Analysis made on discounted cash flows
(3) Contribution analysis
(4) Methods disregarded by the Board of Directors
6. Conclusion	24
7. Limitation on the use of our report	24

To the shareholders of Arcelor
19, Avenue de la Liberté
L-2930 Luxembourg

REPORT OF THE INDEPENDENT AUDITOR ON
THE MERGER PROPOSAL BY WAY OF
ABSORPTION

1.	Acceptance of the assignment and purpose of the report

1.1 Acceptance of the assignment

We, CLERC S.A. have been appointed on September 25, 2007 by the Board of Directors of Arcelor to carry out the examination as described in Article 266 (2) of the Luxembourg Company law dated August 10, 1915, as amended from time to time (the “LSC”).

CLERC S.A. is independent from Arcelor (“Arcelor”) and ArcelorMittal (“ArcelorMittal”), as well as their respective, managements and shareholders.

The partners of CLERC S.A. are not shareholders and do not form part of the above-mentioned companies’ management.

CLERC S.A. is certified as “Réviseur d’Entreprises” by the Luxembourg Department of Justice, according to the Article 3 of the law dated June 28,1984, which regulates the profession of “Réviseur d’Entreprises”.

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1.2 Purpose of the report

In accordance with Article 266 of the LSC, in his report, the réviseur d’entreprises must in any case state whether in his opinion the share exchange ratio is relevant and reasonable (pertinent et raisonnable).

His statement must at least:

•	indicate the method or methods used to arrive at the share exchange ratio proposed;

•	state whether such method or methods are adequate in the case in question, indicate the values arrived at using each such method and give an opinion on the relative importance attributed to such methods in arriving at the value decided on.

The report shall also describe any special valuation difficulties which have arisen.

2.	Identification of merger proposal

2.1. Identification of merger proposal

In 2006, Mittal Steel Company N.V. (“Mittal Steel”) conducted a tender offer for the outstanding shares, American depositary shares and convertible bonds (OCEANES) of Arcelor, the world’s second-largest steel producer by production volume, which is referred to as the “Offer”. Further to this Offer, Mittal Steel, which subsequently merged into its wholly owned subsidiary ArcelorMittal, owned approximately 94% of the share capital and the voting rights of Arcelor. Since August 1, 2006 Arcelor has been a subsidiary of Mittal Steel (now ArcelorMittal) and its results of operations have been included in Mittal Steel’s (now ArcelorMittal’s) consolidated results of operations from that date.

It is mentioned in a Memorandum of Understanding (MoU) dated June 25, 2006 between Arcelor, Mittal Steel and the significant shareholder of Mittal Steel that «as soon as practicable following completion of the Revised Offer, including any subsequent offer or compulsory buy-out, the Parties will use their best efforts to procure that Mittal Steel will merge into Arcelor, using a share for share exchange ratio consistent with the value of the Revised Offer as at the date of its settlement and delivery based on the Revised Offer terms (...) (but, for the avoidance of doubt, there will be no cash component in the merger). The merger will be effected in the most efficient manner possible, including from a tax point of view».

It has been decided, subject to certain conditions precedent, to combine Mittal Steel and Arcelor through a two-step merger process.

First step merger

On September 3, 2007, Mittal Steel (a public limited liability company of the Netherlands) merged into ArcelorMittal (a Luxembourg public limited liability company), by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. The combined company has been named «ArcelorMittal». A merger proposal and an explanatory

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memorandum, each dated June 25, 2007, have been made publicly available on June 29, 2007 in connection with the first step merger of Mittal Steel into ArcelorMittal.

In the merger, holders of Mittal Steel class A common shares received one newly issued ArcelorMittal share for every Mittal Steel class A common share and holders of Mittal Steel class B common shares received one newly issued ArcelorMittal share for every one Mittal Steel class B common share.

This first-step merger has permitted a simplification of the group’s corporate structure as both ArcelorMittal and Arcelor are located in the same jurisdiction (Luxembourg) with the same headquarters.

On August 28th, 2007 the extraordinary general meeting of shareholders of Mittal Steel and the sole shareholder of ArcelorMittal approved this first step merger. The merger became effective Monday, September 3, 2007.

Second step merger

Arcelor and ArcelorMittal have agreed in a merger agreement, entered into on September 25, 2007, providing for the terms and conditions of the second-step merger, to merge as contemplated by the merger proposal and the explanatory memorandum jointly drawn up by the Boards of Directors of Arcelor and ArcelorMittal on September 25, 2007. Pursuant to the merger proposal, it is proposed that ArcelorMittal be merged into Arcelor, by way of absorption of ArcelorMittal by Arcelor and without liquidation of ArcelorMittal (the “Merger”), the combined company being renamed «ArcelorMittal».

It is proposed that in the Merger, holders of ArcelorMittal shares will receive one newly-issued Arcelor share for every one ArcelorMittal share (the “Merger Exchange Ratio”). This Merger Exchange Ratio assumes the prior completion of a share capital restructuring of Arcelor according to which every 7 pre-restructuring Arcelor shares would be exchanged for 8 post-restructuring Arcelor shares.

No additional consideration in cash or in kind will be paid by Arcelor to the shareholders of ArcelorMittal in connection with the Merger.

This second step merger will constitute the second and final step of the combination of Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law.

2.2. Identification of the companies included in the merger proposal

Acquiring Company

Registered name of the company: Arcelor

Arcelor was incorporated on June 8, 2001 by notarial deed published in the Mémorial C number 802 of September 24, 2001 under the name “Newco Steel” for an unlimited duration of time. On December 11, 2001, the extraordinary general meeting of shareholders decided to increase the share capital by a contribution of three steel-producing companies, Aceralia Corporación Siderurgica, Arbed and Usinor. The articles of association were modified for the

3

last time on January 26, 2007, published in the Mémorial C n° 208 of February 20, 2007.

The Company is registered at the Registre de Commerce et des Sociétés in Luxembourg (the “RCS”) under number B 82.454, and has its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg.

The issued share capital of Arcelor, as of September 3, 2007, amounts to EUR 3,349,067,040 and is divided into 669,813,408 shares without nominal value.

The object of the Company is described in article 3 of its articles of association: « The object of the Company shall be the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including activities of research and the creation, acquisition, holding, exploitation and sale of patents, licences, know-how and, more generally, intellectual and industrial property rights.

The Company may realise that object either directly or through the creation of companies, the acquisition, holding or taking of holdings in any joint stock companies or partnerships, accession to any associations, interest groupings and operations in common.

In general, the Company’s object comprises the participation, in any form whatsoever, in joint stock companies and partnerships, and the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or in any other manner of shares, bonds, securities representing claims, vouchers and other securities and instruments of any kind.

It may grant assistance to any affiliated company and take any measure for the control and supervision of such companies.

It may carry out any commercial, financial or industrial operation or transaction which it considers to be directly or indirectly necessary or useful for the purposes of achieving or developing its object.»

Company to be absorbed

Registered name of the company: ArcelorMittal

The company was incorporated on August 13, 2004 by notarial deed published in Mémorial C number 1085 of October 27, 2004 under the name Verger Investments S.A. The articles of association of ArcelorMittal were modified on April 26, 2007, published in the Mémorial C number 1333 of July 3, 2007, on June 21, 2007, published in the Mémorial C number 1634 of August 3, 2007 and on August 28, 2007, published in the Mémorial C number 1866 of September 3, 2007.

The Company is registered at the R.C.S. under number B 102.468 and has its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg.

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The issued share capital of ArcelorMittal as from September 3, 2007 amounts to EUR 14,172,072.53 and is divided into 1,417,207,253 shares, without nominal value, fully paid up.

Based on pro-forma statutory balance sheets of ArcelorMittal as of January 1, 2007 and June 30, 2007 aimed at taking into account the effectiveness of the first-step merger of Mittal Steel Company NV into ArcelorMittal, which from an accounting standpoint was given a retroactive effect as of January 1, 2007, the net asset value of ArcelorMittal as of January 1, 2007 and June 30, 2007 represented USD 50,191 million and 54,947 million respectively.

ArcelorMittal is the successor company to Mittal Steel by virtue of a merger of Mittal Steel with ArcelorMittal, which became effective on September 3, 2007.

The object of the Company is described in article 3 of its articles of association: «The corporate purpose of the Company shall be the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including mining and research activities and the creation, acquisition, holding, exploitation and sale of patents, licences, know-how and, more generally, intellectual and industrial property rights.

The Company may realise that corporate purpose either directly or through the creation of companies, the acquisition, holding or acquisition of interests in any companies or partnerships, membership in any associations, consortia and joint ventures.

In general, the Company’s corporate purpose comprises the participation, in any form whatsoever, in companies and partnerships, and the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or in any other manner of shares, bonds, debt securities, warrants and other securities and instruments of any kind.

It may grant assistance to any affiliated company and take any measure for the control and supervision of such companies.

It may carry out any commercial, financial or industrial operation or transaction which it considers to be directly or indirectly necessary or useful in order to achieve or further its corporate purpose.»

Accounting for the merger

The assets and liabilities taken over from ArcelorMittal shall be assessed at their historical book values.

For accounting purposes, the Merger shall be considered a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of ArcelorMittal and Arcelor shall be carried forward at their historical book values, and the income of Arcelor shall include the income of ArcelorMittal as of January 1, 2007.

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3.	Description of valuation methods applied by the Board of Directors of Arcelor

The valuation methods used are described in an explanatory memorandum, jointly drawn up by the Boards of Directors of Arcelor and ArcelorMittal on September 25, 2007 as follows:

«6.  DETERMINATION OF THE EXCHANGE RATIO AND VALUATION

I.  Decision process

Merger exchange ratio announced on May 16, 2007

On May 15, 2007, the Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor unanimously decided to propose to the shareholders that the Second-Step Merger be effected on the basis of an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares.

To reach their decision, in compliance with applicable laws, the Boards of Directors have relied upon a multi-criteria analysis, including EBITDA multiples and discounted cash flow analyses (as further explained herein below) and have ensured that the exchange ratio adequately reflects the respective relative intrinsic values of the two companies.

The Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor have received opinions as to the fairness of this exchange ratio from a financial standpoint, respectively, from Goldman Sachs, with respect to the shareholders of ArcelorMittal (i.e., the shareholders of Mittal Steel prior to completion of the first-step merger of Mittal Steel into ArcelorMittal), and from Morgan Stanley, Société Générale, Fortis and Ricol Lasteyrie with respect to the public shareholders of Arcelor. These opinions will be included in the European prospectus approved by the Commission de Surveillance du Secteur Financier, the Luxembourg securities regulator and in the registration statement on Form F-4 filed with the U.S. Securities Exchange Commission, the U.S. federal securities regulator.

The fairness opinions issued to the Boards of Directors of ArcelorMittal and Arcelor, respectively, were delivered before the decision was made to condition the effectiveness of the Second-Step Merger on the completion of the Arcelor share capital restructuring described in the following paragraph.

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Pre-merger restructuring of the share capital of Arcelor

At a meeting held on September 25, 2007, the ArcelorMittal and the Arcelor Boards of Directors decided that it would be advisable to restructure the share capital of Arcelor prior to the effectiveness of the Second-Step Merger so as to have a one-to-one exchange ratio in the merger. The share capital restructuring would take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, thus mechanically resulting in an adjusted exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor or ArcelorMittal shareholders. The sole purpose for the decision of the Boards of Directors to implement such share capital restructuring was to limit the effect of the merger on the ArcelorMittal share price and hence its comparability pre- and post-merger. The share prices of Arcelor and ArcelorMittal are currently not aligned. Given that the trading volume of ArcelorMittal shares is far greater than that of Arcelor, it is anticipated that the trading characteristics of Arcelor (to be renamed ArcelorMittal upon effectiveness of the merger) will immediately upon effectiveness of the merger inherit the pre-merger trading characteristics of ArcelorMittal. Without the share capital restructuring, the 0.875 exchange ratio would necessarily and mechanically cause the ArcelorMittal share price immediately post-merger to be different from the ArcelorMittal share price immediately pre-merger, because the application of the 0.875 ratio would affect the share price in a manner similar to a reverse stock split; effecting the Arcelor share capital restructuring pre-merger resulting in a one-to-one merger exchange ratio will avoid the merger from having this mechanical effect on the post-merger ArcelorMittal share price.

As a result of the share capital restructuring, each holder of pre-restructuring Arcelor shares would receive a number of post-restructuring Arcelor shares equal to (i) the number of pre-restructuring Arcelor shares held by that person divided by 0.875 (7 divided by 8) (such quotient being referred to as “A”) or (ii) if such number is not a whole number, the immediately lower whole number of post-restructuring Arcelor shares (such number being referred to as “B”) and a number of fractions of a seventh of a post-restructuring Arcelor share equal to seven multiplied by the difference between A and B.

The share capital of Arcelor shall be increased by incorporation of free reserves without issuing new shares, but by increasing the par value of the shares in order to round up the par value of the post-restructuring shares to the immediately higher euro cent.

The share capital restructuring and share capital increase will be submitted for approval to the general meeting of Arcelor shareholders convened to approve the Second-Step Merger. Their completion is a condition precedent to the effectiveness of the Second-Step Merger.

The contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share.

The following developments in paragraphs II to IV below provide for a description of the multi-criteria analysis taken into consideration by the Boards of Directors to propose that the Second-Step Merger be implemented based on an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares (or 0.875 Arcelor share for every one ArcelorMittal share). The revised one-to-one exchange ratio merely results from the application of the conversion ratio that will be used in the share capital restructuring of Arcelor (1/0.875) to the exchange ratio proposed by the Boards of Directors on May 15, 2007 (0.875).

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Absence of material change

During the meeting held on September 25, 2007, the ArcelorMittal and the Arcelor Boards of Directors also noted that no event, transaction or new development had occurred since May 15, 2007 that would lead to an adjustment of the merger exchange ratio other than to reflect the share capital restructuring described above.

In this respect, the Boards of Directors noted in particular that:

•	the mandatory tender offer for the outstanding shares of Arcelor Brasil, which was completed after the determination of the exchange ratio and which was principally settled in cash, does not impact the exchange ratio, since for the purposes of the intrinsic value analysis supporting the determination of the exchange ratio the Arcelor Brasil minority interest had been valued using the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer;

•	the divestiture of the Sparrows Point facility, as part of the disposal program related to the offer of Mittal Steel for Arcelor, is being made at fair market value ;

•	the consensus EBITDA estimates derived from Institutional Brokers’ Estimate System (“IBES”) following the first half 2007 earnings release is converging with the 2008 target EBITDA of USD 20 billion set forth in the harmonized value plan 2008 communicated to the market on 27 September 2006 (the “Harmonized Value Plan 2008”), used as basis for the multi-criteria analysis;

•	ArcelorMittal announced on 11 September 2007 an internal growth plan target to increase shipments by more than 20% from 2006 to 2012, to reach 131mt. While the growth plan 2012 does not address operating results, the preparation of the growth plan 2012 has nevertheless confirmed the Harmonized Value Plan 2008 and the respective allocations between ArcelorMittal (ex. Mittal Steel) and Arcelor as mentioned herein below in paragraph II.

II.	Guidance — Methodology

The multi-criteria analysis is based on the following information, which has also been communicated to the market:

•	based on an analysis of the nature of the synergies reflected in the Harmonized Value Plan 2008 and, in particular their allocation among the various segments and geographic areas, approximately 41% of the previously announced synergies generated by the combination of Arcelor and Mittal Steel will be realized at the level of Arcelor;

•	based on the 2008 Arcelor EBITDA estimate taken into account for the purposes of the preparation of the Harmonized Value Plan 2008 (which represents 49% of the 2008 target EBITDA of USD 20 billion for the ArcelorMittal group), Arcelor will contribute approximately 49% of the combined Arcelor/Mittal Steel group EBITDA indicated in the combined Arcelor/Mittal Steel group Harmonized Value Plan 2008;

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•	based on an analysis of the capital expenditures taken into account for the purposes of the Harmonized Value Plan 2008, Arcelor will account for approximately 50% of the combined Arcelor/Mittal Steel group’s capital expenditures indicated in the Harmonized Value Plan 2008.

These elements relate to the Harmonized Value Plan 2008. The breakdown of the 2008 target EBITDA of USD 20 billion for the ArcelorMittal group can be summarized as follows:

		Ex-Mittal
	Ex-Arcelor	Steel	ArcelorMittal

Proforma EBITDA 2005	8.2	6.7	14.9
Brownfield and production growth in the market	2.8	1.8	4.6
Value added growth in line with market	0.0	1.1	1.1
Management gains and stand alone synergies net of restructuring	2.3	1.9	4.2
Mining expansion	0.0	0.4	0.4
Merger synergies	0.7	0.9	1.6
Regulatory remedies	-0.2	0.0	-0.2
Price cost squeeze	-4.0	-2.6	-6.6

EBITDA 2008 target	9.8	10.2	20.0

Note: Synergies and costs reflected in this table have been allocated based on where they were expected to be generated or incurred, respectively.

The financial information used to assess the terms and conditions of the Second-Step Merger are derived from the consolidated financial statements of ArcelorMittal and Arcelor for accounting year 2006, prepared in accordance with IFRS, pro forma for acquisitions made in 2006 as if such acquisitions had occurred on 1 January 2006.

Minority interests in listed entities (Arcelor, Mittal South Africa, Acesita) and listed associates investments (Erdemir, Hunan Valin) have been valued at market value. The value of the Arcelor Brasil minority interest was calculated based on the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer.

All calculations are based on 670.3 million Arcelor shares and 1,389.6 million ArcelorMittal shares, in both cases diluted based on the treasury method applied as of the end of April 2007.

Since the first-step merger was to be (and has been) implemented based on a one-to-one exchange ratio, the value of an ArcelorMittal share has been considered equal to the value of a Mittal Steel share.

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Certain reorganizations have been implemented since the date of the Harmonized Value Plan 2008. However, they were not considered to have any impact on the exchange ratio. Similarly, the mandatory tender offer for the outstanding shares of Arcelor Brasil, which was completed after the determination of the exchange ratio and which was principally settled in cash does not impact the exchange ratio, since for the purposes of the intrinsic value analysis supporting the determination of the exchange ratio the Arcelor Brasil minority interest had been valued using the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer. A similar conclusion was reached with respect to the contemplated disposal of the Sparrows Point facility, which is made at fair market value.

III.  Methods that have been disregarded

Trading Value — Valuations based on Arcelor trading value have not been used since when the Boards of Directors made their determination, the Arcelor share price was not believed to represent the intrinsic value of the company since (i) before the announcement of the proposed exchange ratio 16 May 2007, the trading value of Arcelor was heavily impacted by market speculation regarding the timing of the merger and the exchange ratio (which is evidenced in particular by the fact that Arcelor was trading at a higher EBITDA multiple than ArcelorMittal without any justification in light of the growth perspective of their respective businesses) and (ii) the Arcelor share had only a limited liquidity compared to historical averages.

Analysis of the liquidity of Arcelor share

		Average Daily
		Trading Volume on
		Euronext Paris/
	Average Daily	Total Shares
	Trading Volume on	(669.8 Million as at
	Euronext Paris	31 December 2006)

Since sell-out (27 November 2006 through 11 May 2007)	270,900	0.04%
Last over the month preceding the announcement of the offer (i.e. before 26 January 2006)	4,122,900	0.62%

Source: Bloomberg

Consolidated dividend per share — In the steel industry, dividend yield is not regarded as a relevant valuation criterion given the cyclicality of the industry. As both investors as well as equity research analysis are not focused on this criterion, an analysis based on consolidated dividend per share has not been used.

Analysis of precedent transactions — Precedent transactions in the steel industry reflect situations where a change of control takes place. As such, prices paid in precedent transactions reflect, in addition to the intrinsic stand-alone value, a so-called control premium reflecting in particular the ability of the purchaser to generate synergies and efficiency gains. As ArcelorMittal already has control over Arcelor and no synergies are expected from the legal merger itself, an analysis of precedent transactions has not been used.

Revaluated net asset value — As both investors as well as equity research analysis do not rely on this valuation method and generally focus on future profitability, an analysis based on revaluated net asset has not been used.

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IV.	Methods that have been used

(a)	Analysis of comparable companies

Valuations of listed companies in the steel industry are frequently compared on the basis of enterprise value to EBITDA (“EV/EBITDA”) and price to earnings per share (“P/E”) multiples. EBITDA is defined as operating profit before depreciation and amortisation. Enterprise value corresponds to the aggregate of the equity market capitalisation, net indebtedness and minority interests. Investments in associates and other financial assets are excluded from enterprise value as the income associated with these assets is generally not included in EBITDA.

A number of steel manufacturing conglomerates have been excluded from the analysis as a material part of their operations are not steel related.

Company	Non Steel Related Operations

ThyssenKrupp	ThyssenKrupp is an industrial conglomerate with diverse activities unrelated to steel, including submarine and shipbuilding, elevators and automotive components.
JFE	JFE is an industrial conglomerate with diverse activities unrelated to steel, including microelectronics, engineering for the energy sector and environmental solutions and urban development.
Nippon Steel Corp.	Nippon Steel is an industrial conglomerate with diverse activities unrelated to steel, including power supply, chemicals, urban development, construction and engineering.
Kobe Steel	Kobe Steel is an industrial conglomerate with diverse activities unrelated to steel, including titanium, welding equipment and consumables, machinery such as crushers, tire and rubber machines and plastic processing machines, power generation plants, as well as activities in infrastructure construction.

A number of other European and North American steel companies were considered, but excluded for the purpose of trading multiple analysis due to the unique features of their businesses which exhibit less comparability to ArcelorMittal and Arcelor.

Company	Reasons for Exclusion

Salzgitter	Salzgitter is a regional niche steel manufacturer.
Svenskt Stal (SSAB)	SSAB is a Nordic focused niche producer of high strength sheets and quenched plate steels with high exposure to the booming mining equipment market, construction equipment and fuel-efficient automotive manufacturing sectors. The strong position in niche products gives SSAB greater pricing power and therefore

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higher and more sustainable margins and returns. SSAB is therefore not directly comparable to the major steel companies.
Rautaruukki	Rautaruukki is a company in a transition phase from a steel producer to a complete solutions provider for the construction and engineering sectors. As part of this transition, Rautaruukki has acquired companies active in construction systems and total delivery know-how, components for lifting, handling and transportation equipment. It is seeking to exit its long products business.
Nucor	Nucor is entirely focused on the US and exclusively produces steel via the EAF method.

For the purposes of the comparison, ArcelorMittal and Arcelor have also been disregarded to not influence the outcome of the analysis. Arcelor Brasil was at the time of the determination of the exchange ratio subject to a delisting mandatory offer and has also been excluded as its share price reflected a regulated offer process.

In general, investors typically base investment decisions on future profitability. Although, for this reason, 2007 and 2008 should be regarded as the most relevant periods as investors are looking for future profitability and value future cash flows, 2006 should also be considered in light of the lack of up-to-date broker research estimates for Arcelor. The selected comparable companies are covered by numerous equity research analysts and consensus estimates for the periods 2007 and 2008 are widely available.

The table below summarises the EV/EBITDA and P/E multiples for these steel companies based on reported 2006 results and consensus EBITDA estimates derived from IBES and calendarised to reflect a 31 December year end.

	EBITDA Multiple			P/E Multiple
	2006 A	2007 E	2008 E	2006 A

Posco	6.7	6.3	5.3	13.2
Voest Alpine	7.2	6.5	6.7	11.3
US Steel	6.3	6.7	6.6	9.7
CSN	10.0	6.9	6.5	20.0
Average Multiple	7.6	6.6	6.3	13.5

The companies presented in this table report under different accounting standards. EBITDA is adjusted to exclude total pension expenses recognised during the last twelve-month period for which figures are available. Sources: IBES estimates, financial data based on last published financials.

The application of the relevant average multiple mentioned in the table above to the 2006 pro-forma EBITDA, the 2007 and 2008 EBITDA implied by the Harmonized Value Plan 2008 and IBES estimates and the 2006 pro-forma earnings per share for both ArcelorMittal and Arcelor provide for equity values, share prices and implied exchange ratios as shown in the table below:

	Share Price (€)		Equity Value (€bn)
Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

0.845 - 0.965	42.3 - 61.9	49.3 - 64.1	58.8 - 86.0	33.1 - 43.0

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Note: Exchange ratios based on combination of Arcelor and ArcelorMittal share prices within the minimum and maximum range implied by the application of the valuation described above.

The main purpose of the analysis is to perform a relative valuation for ArcelorMittal and Arcelor and as such a relatively broad range of valuation multiples has been used. In addition to the table above, a sensitivity analysis has been performed by applying the minimum and maximum valuation multiples of the group of selected comparable companies which resulted in an exchange ratio range of 0.818 to 0.965.

b)	Analysis made on discounted cash flows

Arcelor and Mittal Steel performed a discounted cash flow analysis as at May 15, 2007 using publicly available forecast consisting both of (i) the Harmonized Value Plan 2008 communicated to the market, subject to adjustments aimed at including the Sicartsa acquisition1( and related synergies, and (ii) the consensus broker estimates in 2007 and 2008 for ArcelorMittal derived from Institutional Brokers’ Estimate System (IBES), Arcelor estimates being in the latter case derived from ArcelorMittal broker estimates based on the guidance set forth in paragraph II. above, since most brokers no longer cover the Arcelor share.

The discounted cash flow analysis is based on the assumptions described in paragraph II. above and on the following additional assumptions: (i) a tax rate at 25% for each of the two companies; (ii) the same discount rate was applied to the future cash flows of each of the two companies; (iii) the 2007 EBITDA based on the Harmonized Value Plan 2008 represents an average between the 2006 pro forma EBITDA and the 2008 EBITDA reflected in the Harmonized Value Plan 2008; (iv) depreciation and amortization were set as per IBES consensus estimates; (v) ArcelorMittal Capex was set as per Harmonized Value Plan 2008; and (vi) working capital optimization was estimated at €0.9 billion for ArcelorMittal as per Harmonized Value Plan 2008, broken down 50/50 between 2007 and 2008 and at €0.3 billon in 2007 and 2008 for Arcelor as per Arcelor’s 27 February 2006 investor presentation.

The terminal value was calculated both based on EBITDA exit multiples and the perpetual growth method.

The table below shows the resulting equity values, share prices and exchange ratios assuming, for each of Arcelor and ArcelorMittal, an exit multiple of 6.5x EBITDA, a perpetuity growth rate of 0% and a discount rate of 9.25%:

     1ArcelorMittal announced on December 20, 2006, the acquisition of Sicartsa, a Mexican integrated steel producer from Grupo Villacero.

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		Equity Value (€bn)		Share Price (€)		Exchange
		ArcelorMittal	Arcelor	ArcelorMittal	Arcelor	Ratio

Harmonized	EBITDA Exit	71.7	38.3	51.6	57.1	0.904
Value Plan 2008	Perpetual Growth	85.0	44.4	61.2	66.3	0.923

IBES	EBITDA Exit	63.2	35.0	45.5	52.2	0.871
	Perpetual Growth	74.3	40.3	53.5	60.2	0.889

In addition, a sensitivity analysis was performed, using EBITDA exit multiples ranging from 6.0x EBITDA to 7.0x EBITDA, perpetual growth rates ranging from -1% to 1% and discount rates ranging from 9% to 9.5% which resulted in an exchange ratio range of 0.860 to 0.936 (using identical assumptions for each of Arcelor and ArcelorMittal).

(c)	Contribution analysis

ArcelorMittal and Arcelor reviewed specific historical earnings per share (EPS) and historical and estimated future EBITDA for Arcelor and ArcelorMittal, based on both the Harmonized Value Plan 2008 and the IBES consensus, Arcelor estimates being in the latter case derived from ArcelorMittal estimates based on the guidance set forth in paragraph II. above, since brokers no longer cover Arcelor.

The analysis of the contribution, on a debt-adjusted basis, of Arcelor to the aggregate equity value of ArcelorMittal based on EBITDA or EPS provides for an exchange ratio range comprised between 0.833 and 0.965 Arcelor share for every ArcelorMittal share, ArcelorMittal equity value being determined based on the closing value of the Mittal Steel share (based on Amsterdam listing) on 11 May 2007.

The table below illustrates the corresponding values for Arcelor and ArcelorMittal implied by the exchange ratios resulting from this analysis, based on a value of the ArcelorMittal share equal to the closing value of the Mittal Steel share (based on Amsterdam listing) on 11 May 2007:

	Share Price (€)		Equity Value (€bn)
Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

0.833 - 0.965	41.8	43.3 - 50.2	58.1	29.0 - 33.6

(d)	Summary assessment of the exchange ratio based on intrinsic values

The outcome of the multi-criteria valuation analysis based on average multiples as far as the analysis of comparable companies is concerned and the median assumptions described herein above as far as the discounted cash flow analysis is concerned can be summarized as follows.

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		Share Price (€)		Equity Value (€bn)
	Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

Comparable Companies	0.845 - 0.965	42.3 - 61.9	49.3 - 64.1	58.8 - 86.0	33.1 -43.0

DCF Analysis	0.871 - 0.923	45.5 - 61.2	52.2 - 66.3	63.2 - 85.0	35.0 - 44.4

Contribution Analysis	0.833 - 0.965	41.8	43.3 - 50.2	58.1	29.0 - 33.6

Average	0.850 - 0.951	43.2 - 54.9	50.6 - 57.9	60.0 - 76.3	33.9 - 38.8

Note: Exchange ratios based on combination of Arcelor and ArcelorMittal share prices within the minimum and maximum range implied by the application of the valuations described above (based on average multiples as far as the analysis of comparable companies is concerned and the median assumptions described herein above as far as the discounted cash flow analysis is concerned).

The average exchange ratio bracket resulting from the valuations described above, taking into account the sensitivity analyses that have been performed for the comparable companies and discounted cash flows methods, as described in paragraphs (a) and (b) above, is 0.837-0.955, as shown in the table below.

Implied Exchange Ratio

	Min	Max

Comparable companies	0.818	0.965
DCF analysis	0.860	0.936
Contribution analysis	0.833	0.965
Average	0.837	0.955

The exchange ratio of 0.875 Arcelor share for every ArcelorMittal share is therefore consistent with the analysis of the relative intrinsic value range of Arcelor and ArcelorMittal. None of the methods used for the purposes of the multi-criteria analysis has been given a specific weight compared to the others.

As noted above, the exchange ratio of 0.875 Arcelor share for every ArcelorMittal share does not take into consideration the implementation of a share capital restructuring of Arcelor prior to the effectiveness of the Second-Step Merger, in the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares. The contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share.

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4.	Merger Exchange ratio retained by the Board of Directors of Arcelor

4.1. Merger Exchange Ratio

On May 15, 2007 the Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor have unanimously decided to propose to the shareholders of Arcelor and ArcelorMittal that the Merger be effected on the basis of an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares or 0.875 Arcelor share for every one ArcelorMittal share.

At a meeting held on September 25, 2007, the ArcelorMittal and the Arcelor Boards of Directors decided that it would be advisable to restructure the share capital of Arcelor immediately prior to the effectiveness of the Merger so as to have a one-to-one Merger Exchange Ratio in the Merger.

It is therefore proposed that in the Merger, holders of ArcelorMittal shares will receive one newly-issued Arcelor share for every one ArcelorMittal share. This Merger Exchange Ratio assumes the prior completion of a share capital restructuring of Arcelor according to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital restructuring shares of Arcelor.

4.2. Rights of newly issued shares

The Arcelor shares to be issued shall rank pari passu with any existing Arcelor shares, including with respect to any undistributed profits and other reserves, provided however that the newly-issued shares shall be entitled only to dividends declared by Arcelor after the effective date of the Merger.

Specifically, the newly-issued Arcelor shares will not be entitled either to (i) the last instalment of the dividend decided by the annual general meeting of Arcelor held on April 27, 2007, or (ii) the additional dividend $0.040625 per post-capital restructuring Arcelor share which distribution will be proposed to the extraordinary general meeting of Arcelor convened to approve the Merger, which in the aggregate represents a dividend of $0.325 per post-restructuring Arcelor share. Conversely, as a result of the Merger, Arcelor will assume ArcelorMittal’s obligation to pay the last instalment of the quarterly dividend decided by the annual general meeting of shareholders of Mittal Steel on June 12, 2007, which, in light of the exchange ratio of the first-step merger and the Merger, will represent $0.325 per Arcelor share newly-issued in the Merger. Therefore, on December 15, 2007, each Arcelor share (whether issued in the merger or previously issued) will be entitled to a dividend payment of $0.325.

4.3. Allocation

Upon the effectiveness of the Merger, holders of ArcelorMittal shares shall automatically receive newly-issued Arcelor shares in accordance with the Merger Exchange Ratio and on the basis of their respective holdings as entered in the relevant ArcelorMittal shareholder registry or their respective securities accounts and holders of stock options issued by ArcelorMittal shall automatically receive a newly issued Arcelor’s stock option with economic terms similar to those prevailing before the Merger.

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Holders of ArcelorMittal shares whose shares are registered directly in ArcelorMittal’s Dutch, Luxembourg or New York shareholder registry shall automatically receive newly-issued Arcelor shares through an entry in the corresponding shareholder registry of Arcelor.

Holders of ArcelorMittal shares whose shares are registered indirectly, that is through a clearing system, in Arcelor’s Dutch, Luxembourg or New York shareholder registry, shall automatically receive newly-issued Arcelor shares through a credit to their respective securities accounts.

The Merger shall result in the creation of a “merger premium” account, reflecting the difference between the net asset value contributed to Arcelor and the amount of the share capital increase by Arcelor. The merger premium shall be decreased as a result of the cancellation of Arcelor shares held by ArcelorMittal, as described in the next paragraph. There shall be no impact on goodwill.

Upon the effectiveness of the Merger, all Arcelor shares (but excluding any fractions of shares) owned by ArcelorMittal and transferred to Arcelor pursuant to the Merger will be cancelled in accordance with Article 49 (3) of the LSC.

Such cancellation shall be offset against the share capital to the extent of the par value of the shares and, for the excess of their book value in ArcelorMittal’s accounts over their par value, against the merger premium.

ArcelorMittal Shares held in treasury by or for the account of Arcelor or ArcelorMittal shall disappear pursuant to Article 274(1)(d) of the LSC. Arcelor shall not issue any shares in consideration of the ArcelorMittal Shares held in treasury by or for the account of Arcelor or ArcelorMittal.

5.	Summary of work performed by the réviseur d’entreprises

5.1. Responsibility of the Board of Directors of Arcelor

In accordance with the LSC, responsibility for the preparation of the detailed written report (Explanatory Memorandum) explaining the draft terms of merger and setting out the legal and economic grounds for them, lies with the Board of Directors. In particular, the choice of the valuation methods to be applied and of the weight to be attributed to each of them as well as the computation of the Merger Exchange Ratio are the responsibility of the Board of Directors.

5.2. Responsibility of the Réviseur d’Entreprises

Our responsibility is to issue a report on the adequacy of the methods used to determine the Merger Exchange Ratio and the relevance and reasonableness of the Merger Exchange Ratio as determined by the Board of Directors of Arcelor for the purpose of the merger between Arcelor and ArcelorMittal contemplated herein.

It is not our responsibility to review the consistency of the Merger Exchange Ratio with the Memorandum of Understanding dated June 25, 2006 between Arcelor, Mittal Steel and the Mittal Controlling Shareholder (as defined therein) or with any written or oral statements made at the time of the public offer made by Mittal Steel for Arcelor shares in 2006 or thereafter,

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other than those included in the merger proposal, or the explanatory memorandum. Consequently we do not report on these matters nor issue any opinion thereon.

Any legal, regulatory, accounting, tax and other matters relating to Arcelor, ArcelorMittal and the Merger and which are not mentioned expressly herein as being our responsibility have been dealt with by the managements of Arcelor and ArcelorMittal and their outside counsels. Their judgment, opinions and advice have not been verified by us and we consequently do not give an opinion thereon.

5.3. Scope of the assignment

We conducted our review in accordance with the professional framework of the “Institut des Réviseurs d’Entreprises” which applies to this assignment. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the evaluation methods used are adequate and whether the Merger Exchange Ratio is relevant and reasonable. Our review was limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Except where expressly mentioned in this report the documents and information submitted to us in the course of our assignment have not been verified by us and consequently we do not assume any responsibility nor do we make any representation or give any guarantee concerning the accuracy thereof.

Our review did not cover any aspects other than those specifically addressed in this report. In particular, it did not comprise:

•	any assessment of the economic justification of the Merger nor any comparison thereof with any alternative business opportunity

•	any review of aspects of the Merger other than those expressly described in this report

•	any analysis or assessment of the tax, legal or other consequences of the Merger to the shareholders, the holders of any class of securities and the creditors of Arcelor and ArcelorMittal and any other party or constituency thereof.

Except as otherwise indicated in this report, we have relied on the representations made by the management of Arcelor that the Harmonized Value Plan 2008 and all other financial forecasts prepared by Arcelor and ArcelorMittal, whether publicly available or not, (the “Financial Forecasts”) have been reasonably prepared, reflecting the best currently available estimates and management’s judgment as to the future financial results and condition of each Arcelor and ArcelorMittal, and except as otherwise stated in this report, we express no opinion with respect to such Financial Forecasts or the assumptions on which they are based.

In accordance with our professional standards, we have examined additional information included in the merger proposal in order to identify, if necessary, any material internal inconsistencies in that proposal concerning the Merger Exchange Ratio and the valuation methods used to determine the Merger Exchange Ratio. We have no comments concerning such additional information.

We had also to rely on the representations of the management of Arcelor (i) that there has been no material change, in the assets, liabilities, financial condition, results of operations, activities

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or prospects of either Arcelor and ArcelorMittal and any of their respective subsidiaries and affiliates since the date of the most recent financial statements provided to us which would not have been made public or disclosed to us and (ii) that there are no information or facts that would make any of the information reviewed by us incomplete or misleading.

We did not carry out any independent valuation or appraisal of the assets and liabilities (including any contingent, derivative or off balance sheet assets and liabilities) of ArcelorMittal or Arcelor or any of their subsidiaries and were not furnished with any such valuation or appraisal carried out in view of determining the Merger Exchange Ratio (except for the purchase price allocation issued by ArcelorMittal’s independent expert in 2006 prepared for accounting purposes).

5.4 Description of the work performed

We have obtained and reviewed the description of the various methods of valuation applied by the Board of Directors of Arcelor as well as the explanations of the reasons why some methods have been disregarded by them. More generally we have read the explanatory memorandum, and in particular section 6 thereof included hereabove.

We have reviewed the reasonableness of the assumptions on basis of which the valuations of the companies have been performed.

We have also considered the reasons why certain methods such as the trading value and the Revaluated net asset method have not been used by the Board of Directors.

(1) Analysis of comparable companies

The purpose of the comparison with other listed companies, active in the steel industry, was to extract average multiples from the sector. These multiples applied on pro-forma EBITDA for 2006 and EBITDA expected from external analysts based on publicly available forecasts or issued from the Harmonised value plan 2008 for 2007 and 2008 provide a range of possible merger exchange ratios.

We have reviewed the analysis made by Arcelor on selected listed companies in the steel industry and the reasons given as to why certain companies have been excluded from the selection.

We have traced figures used by Arcelor in its analysis to figures given in financial information available on companies selected by the Board of Directors and reviewed the reasonableness of the adjustments made thereto and to that both Arcelor and ArcelorMittal in order to obtain a comparable basis.

In order to assess the reasonableness of the choice of the four companies selected by Arcelor as benchmark by Arcelor, we have compared the evolution of their EBITDA per ton during the period from 2005 to June 2007 with the one of Arcelor and ArcelorMittal. We have also extrapolated the 2008 figures either based on data from external analysts made on publicly available forecast or on the Harmonised Value Plan 2008.

We have reviewed the method performed by Arcelor pursuant to which the share value of

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Arcelor and ArcelorMittal are calculated based on earning per share multiples (EPS) issued from the selected sample. This analysis is performed using the 2006 pro forma figures for Arcelor and Arcelor Mittal. Due to the fact that the implied EPS multiples issued from the four steel companies are comprised in a large range and that the EPS analysis was only performed on the 2006 pro forma figures, we have considered as limited the interest of this analysis, compared to the one using the average multiples applied on EV/EBITDA of Arcelor and ArcelorMittal on a three year period.

As a result of our analysis, we have not noted any material deviation to the range from which the Merger Exchange Ratio has been extracted.

(2) Analysis made on discounted cash flows

We have obtained the detailed calculation performed by the company and have analyzed it in order to understand and verify the underlying assumptions of the calculations:

•	determination of the future unlevered of cash flows,

•	duration of the analysis,

•	discount rate,

•	other assumptions.

In theory, this analysis should be performed on an infinite time period, which is usually reduced to a forecast of 5 to 7 years and the endless horizon is limited by a terminal value.

The company has estimated the cash flows on a two years period until 2008 based on the 2006 Pro forma accounts and the Harmonized Value Plan 2008 and calculated a terminal value. The reason for this two-year period is that ArcelorMittal has not released profit forecast guidance over a longer period. The perpetuity method used to calculate the terminal value discounts an infinite succession of future cash flows and is thus not limited in time. The exit multiple method is based on the hypothesis that (i) the analyzed company will trade in line with industry multiple at the end of the projection period and (ii) the terminal value, which represents the estimated equity value at the projection end, is obtained by applying a multiple to the estimated future EBITDA. Thus, as far as the exit multiple method is concerned, the terminal value is not the sum of infinite discounted unlevered cash flows, but the expected equity value at a certain point in time.

The assumptions and sensitivity analyses performed by the company have been described hereinabove.

We have performed an independent DCF analysis in order to extrapolate the activity on a longer period, i.e. until 2011 and considering for each of Arcelor and ArcelorMittal a discount rate of 9.08% which is based on our own assumptions and calculations.

We considered two different scenarios:

i) Analysts’ forecasts:  By merging different analyst’s forecasts, we compiled our own consensus for ArcelorMittal and modified on that basis some other components of the cash flow calculation (i.e. EBITDA, synergies and Capex split). The data for Arcelor was derived from the consensus for ArcelorMittal and was assumed to account for 49% of ArcelorMittal EBITDA.

20

ii) Value plan:  We also prepared a value plan covering a 2007-2011 period, based on our estimates and assumptions, such as a growth rate of 5.3% and 0.8% from 2008 to 2009 and a flat growth of 0.5% for 2010 and 2011.

We have disregarded the exit multiple method as it has a limited time horizon and the multiples may vary too much over time. We believe that actual market multiples are high by historical standards and thus we do not believe that the market evaluation of the company is adequate. The terminal value was calculated applying the Gordon Shapiro ratio with an assumed perpetual growth rate of 0.5% per annum on the perpetual cash flows starting after 2011.

The results of our analysis are described below:

i) Based on analysts forecasts data:

The first step in our analysis was to determine the future unlevered free cash flows for a time horizon going up to 2012. To calculate the different cash flows we relied upon data from the consensus of different analysts’ reports. The terminal value was obtained using the Gordon-Shapiro formula with an expected growth of 0.5% per annum until an indefinite point in time. The resulting cash flows were discounted on a half-year basis (only 6 months were discounted for 2007). The data for Arcelor was derived from the consensus for ArcelorMittal and was assumed to account for 49% of ArcelorMittal EBITDA.

On basis of these discounted cash flows, we compiled the adjusted equity value for each of the two companies, which when divided by the fully diluted shares, gave us the share value of each of both companies.

ii) Based the value plan data:

Same as for the previous analysis, the first step was to determine the future unlevered free cash flows for a time horizon going up to 2011, based on the assumptions mentioned in the introductive part. The terminal value was again obtained by using the Gordon-Shapiro formula with an expected growth of 0.5% per annum from 2012 until an indefinite point in time. The resulting cash flows were discounted on a half-year basis (only 6 months were discounted for 2007).

On basis of these discounted cash flows, we compiled the adjusted equity value, which when divided by the fully diluted shares, gave us the share value of each of both companies.

The foregoing may be summarized as follows:

	ArcelorMittal	Arcelor	Exchange
	(€/share)	(€/share)	Ratio

Analysts Forecast:	43.88	50.55	0.868
Value Plan :	53.47	57.96	0.923

Our analysis of discounted cash flows provides for an exchange ratio comprised between 0.868

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and 0.923 Arcelor share for every ArcelorMittal share. The proposed Merger Exchange Ratio is comprised within this range.

(3) Contribution analysis

We have reviewed the calculation performed by Arcelor based on the EBITDA as well as on the earning per share (“EPS’).

As this method consists in the extrapolation of the share value of a company based on the share value of the second company by taking into account the enterprise value of both companies, their respective EBITDA, we have performed some recomputations at different period of time.

We have considered the analysis performed based on earning per share multiples as being less useful than that based on EBITDA and have disregarded the contribution analysis based on EPS, this item being considered only based on 2006 pro forma.

As a result of our analysis, we have not noted any material deviation to the range from which the Merger Exchange Ratio has been extracted.

(4) Methods disregarded by the Board of directors

Valuation based on the market share price of Arcelor and ArcelorMittal (Historical trading analysis)

The Board of Directors has not retained the approach based on market prices for the valuation of both companies for the following reasons:

•	the trading value might have been impacted by market speculation regarding the exchange ratio, and

•	the Arcelor share has a limited liquidity compared to historical averages.

Arcelor has estimated the total number of traded Arcelor shares during the following periods as follow:

Since the sell-out (17 November 2006) to 11 May 2007	270,900	0.04% of the 669.66 million outstanding shares
From 26 January 2005 to 26 January 2006	4,122,900	0.62% of the 669.66 million outstanding shares

In conclusion, the Board of Directors of Arcelor has considered that the relevance of the share prices was limited. It considers in the circumstances that the fixing of a Merger Exchange Ratio based on historical trading analysis would be too subjective due to the limitation of the trading on the Arcelor shares as well as a potential characteristic of speculation.

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We consider that it is reasonable to disregard this method since the historical share prices between the end of the Offer and the announcement have been highly influenced by market expectations:

•	The market may have been influenced by the possibility of squeeze out in late 2006. Consequently, Arcelor share price remained stable (+1.66%) while during the period from August 1, 2006 and November 17, 2006 the Mittal Steel shares increased by 17%;

•	From mid-January until 15 May 2007, the Arcelor share price has risen by 35.74% when during the same period the ArcelorMittal shares increased by 32.08%.

In addition, it is to note that:

•	Prior to the Offer, the average share price of Arcelor was lower than the average share price of Mittal Steel, resulting in an implied exchange ratio of more than one Arcelor share for every ArcelorMittal share, even before the contemplated share capital restructuring of Arcelor.

•	Conversely, after the Offer, the Arcelor share was traded at a higher price than the Mittal Steel share.

As mentioned hereinabove, we consider that it is reasonable to disregard this method.

Consolidated dividend per share and Analysis of precedent transactions

We have reviewed the explanations provided by the Board of Directors of Arcelor on the reasons why these methods has been disregarded. We consider these explanations as reasonable.

Revaluated net asset method

According to this method, the valuation of a company is based upon a going-concern valuation of all assets at fair value (in the case in which these can be determined separately) decreased by the total liability.

This method has not been considered as appropriate by the Board of Directors of Arcelor for reasons developed hereinabove.

We have been provided with revalued value of assets of Arcelor as at August 1, 2006 performed for accounting consolidation purposes but not of ArcelorMittal which was not available. Consequently, we have not been able to perform such an analysis. However, we consider the justification provided by the Board of Directors to exclude this method as reasonable.

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6.	Conclusion

During the course of our assignment, nothing came to our attention that would cause us to believe that the Merger Exchange Ratio would not be appropriate and reasonable or that the valuation methods used by the Board of Directors to determine the Exchange Ratio would not be adequate.

No specific weight has been given by the Board of directors to the three methods used to determine the Merger Exchange Ratio, since the Merger Exchange Ratio retained is in the range resulting from the application of each of the methods used by the Board of Directors.

7.	Limitation on the use of our report

This report is solely drawn up for the purpose set forth in Article 266 of the LSC. This report is not to be used for any other purpose or to be distributed without our prior written consent.

Luxembourg, September 25, 2007

CLERC S.A.

/s/ Christophe DESCHAMPS	/s/ Jean-Jacques SOISSON

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EXPLANATORY MEMORANDUM TO THE
PROPOSAL FOR THE MERGER OF

ArcelorMittal

Luxembourg public limited liability company (société anonyme)
19, Avenue de la Liberté
L-2930 Luxembourg
Grand-Duchy of Luxembourg
R.C.S. Luxembourg B 102468

and

Arcelor

Luxembourg public limited liability company (société anonyme)
19, Avenue de la Liberté
L-2930 Luxembourg
Grand-Duchy of Luxembourg
R.C.S. Luxembourg B 82454

BY THE BOARDS OF DIRECTORS OF ARCELORMITTAL AND ARCELOR

September 25, 2007

THE BOARDS OF DIRECTORS OF:

ArcelorMittal, a Luxembourg société anonyme, having its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Registry of Trade and Companies under number B 102468 (“ArcelorMittal”); and

Arcelor, a Luxembourg société anonyme, having its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Registry of Trade and Companies under number B 82454 (“Arcelor,” together with ArcelorMittal, the “Merging Companies”).

WHEREAS:

(A) It had been decided, subject to certain conditions precedent, to combine Mittal Steel Company N.V. (“Mittal Steel”) and Arcelor through a two-step merger process;

(B) It had been decided, subject to the prior satisfaction of certain conditions precedent (including shareholders’ approval) that:

(i) as a first step, Mittal Steel shall merge into ArcelorMittal by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel, pursuant to Dutch and Luxembourg law and in accordance with the terms and conditions of a merger proposal (voorstel tot fusie/projet de fusion) and an explanatory memorandum (toelichting op het voorstel tot fusie/un rapport écrit détaillé) subject to Dutch and Luxembourg law (the “First-Step Merger”); and

(ii) as a second step, ArcelorMittal shall merge into Arcelor by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal (following which Arcelor shall be renamed “ArcelorMittal”), pursuant to Luxembourg law and in accordance with the terms and conditions of a merger proposal (projet de fusion) and an explanatory memorandum (un rapport écrit détaillé) subject to Luxembourg law (the “Second-Step Merger”);

(C) The First-Step Merger was completed on September 3, 2007;

(D) The Merging Companies have adopted a merger proposal for the Second-Step Merger, dated September 25, 2007 (the “Merger Proposal”); and

(E) The Merging Companies wish to provide further explanation to the Merger Proposal in the form of this explanatory memorandum (the “Explanatory Memorandum”), as required pursuant to Article 265 of the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time (the “Luxembourg Company Law”), for both ArcelorMittal and Arcelor.

NOW, THEREFORE, declare the following concerning the Merger Proposal:

1.	Merger

ArcelorMittal shall be merged into Arcelor by way of a merger by absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal (hereinafter the “Merger”) pursuant to (i) the provisions of section XIV of the Luxembourg Company Law, and (ii) the terms and conditions included in the Merger Proposal and this Explanatory Memorandum ((i) and (ii), together, the “Merger Terms & Conditions”).

Upon effectiveness of the Merger, all the assets and liabilities of ArcelorMittal (as such assets and liabilities shall exist on the date on which the Merger shall become effective (the “Effective Date”)) shall be transferred to Arcelor by operation of law, ArcelorMittal shall cease to exist and Arcelor shall issue new shares to the (then-former) holders of ArcelorMittal shares, in accordance with the Merger Terms & Conditions.

2.	Reasons for Merger

The Merger constitutes the second and final step of the process to combine Mittal Steel and Arcelor into a single legal entity governed by Luxembourg law. The Merger shall further rationalize the corporate structure of the group initiated by the first-step merger of Mittal Steel and ArcelorMittal.

3.	Consequences for Activities of Arcelor

Arcelor intends to continue its activities and the activities of ArcelorMittal. Arcelor does not intend to discontinue any activities in connection with the Merger.

4.	Legal, Economic and Social Consequences

From a legal perspective, the activities of ArcelorMittal shall be continued by Arcelor. Shareholders of ArcelorMittal shall become shareholders of Arcelor. Employees of ArcelorMittal shall become employees of Arcelor. Creditors of ArcelorMittal shall become creditors of Arcelor. Subject to the terms of such contractual arrangements, contractual arrangements concluded with ArcelorMittal or Arcelor shall remain unchanged.

From an economic perspective, the Boards of Directors of ArcelorMittal and Arcelor expect no changes.

From a social perspective, the Boards of Directors of ArcelorMittal and Arcelor expect no changes.

Shareholders of ArcelorMittal are urged to consult their tax advisors regarding tax consequences of the Merger and of holding and disposing of ArcelorMittal shares.

5.	Share Exchange Ratio

Subject to the prior completion of the share capital restructuring described in Section 6 (“Determination of the Exchange Ratio and Valuation”) below, as a consequence of the transfer by operation of law of all the assets and liabilities of ArcelorMittal by way of merger, Arcelor shall on the Effective Date issue to the holders of the ArcelorMittal shares existing at such time one (1) Arcelor share for each one (1) ArcelorMittal share (the “Exchange Ratio”).

As of the Effective Date, the newly-issued Arcelor shares shall rank pari passu with any existing Arcelor shares, including with respect to any undistributed profits and other reserves. For the avoidance of doubt, the newly-issued Arcelor shares shall not be entitled either to (i) the last installment of the dividend decided by the annual general meeting of Arcelor held on April 27, 2007, or (ii) the additional $0.040625 per post-capital restructuring Arcelor share which distribution shall be proposed to the extraordinary general meeting of Arcelor called to approve the Merger, which in the aggregate represents a dividend of $0.325 per post-restructuring Arcelor share. Conversely, as a result of the Merger, Arcelor shall assume ArcelorMittal’s obligation to pay the last installment of the quarterly dividend decided by the annual general meeting of Mittal Steel on June 12, 2007, which, in light of the exchange ratio of the First-Step Merger and the Merger, shall represent $0.325 per Arcelor share newly issued in the Merger. Therefore, on or around December 15, 2007, each Arcelor share (whether issued in the Merger or previously issued) shall be entitled to a dividend payment of $0.325.

6.	Determination of the Exchange Ratio and Valuation

I.	Decision process

Merger exchange ratio announced on May 16, 2007

On May 15, 2007, the Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor unanimously decided to propose to the shareholders that the Second-Step Merger be effected on the basis of an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares.

To reach their decision, in compliance with applicable laws, the Boards of Directors have relied upon a multi-criteria analysis, including EBITDA multiples and discounted cash flow analyses (as further explained herein below) and have ensured that the exchange ratio adequately reflects the respective relative intrinsic values of the two companies.

The Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor have received opinions as to the fairness of this exchange ratio from a financial standpoint, respectively, from Goldman Sachs, with respect to the shareholders of ArcelorMittal (i.e., the shareholders of Mittal Steel prior to completion of the first-step merger of Mittal Steel into ArcelorMittal), and from Morgan Stanley, Société Générale, Fortis and

Ricol Lasteyrie with respect to the public shareholders of Arcelor. These opinions will be included in the European prospectus approved by the Commission de Surveillance du Secteur Financier, the Luxembourg securities regulator and in the registration statement on Form F-4 filed with the U.S. Securities Exchange Commission, the U.S. federal securities regulator.

The fairness opinions issued to the Boards of Directors of ArcelorMittal and Arcelor, respectively, were delivered before the decision was made to condition the effectiveness of the Second-Step Merger on the completion of the Arcelor share capital restructuring described in the following paragraph.

Pre-merger restructuring of the share capital of Arcelor

At a meeting held on September 25, 2007, the ArcelorMittal and the Arcelor Boards of Directors decided that it would be advisable to restructure the share capital of Arcelor prior to the effectiveness of the Second-Step Merger so as to have a one-to-one exchange ratio in the merger. The share capital restructuring would take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, thus mechanically resulting in an adjusted exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor or ArcelorMittal shareholders. The sole purpose for the decision of the Boards of Directors to implement such share capital restructuring was to limit the effect of the merger on the ArcelorMittal share price and hence its comparability pre- and post-merger. The share prices of Arcelor and ArcelorMittal are currently not aligned. Given that the trading volume of ArcelorMittal shares is far greater than that of Arcelor, it is anticipated that the trading characteristics of Arcelor (to be renamed ArcelorMittal upon effectiveness of the merger) will immediately upon effectiveness of the merger inherit the pre-merger trading characteristics of ArcelorMittal. Without the share capital restructuring, the 0.875 exchange ratio would necessarily and mechanically cause the ArcelorMittal share price immediately post-merger to be different from the ArcelorMittal share price immediately pre-merger, because the application of the 0.875 ratio would affect the share price in a manner similar to a reverse stock split; effecting the Arcelor share capital restructuring pre-merger resulting in a one-to-one merger exchange ratio will avoid the merger from having this mechanical effect on the post-merger ArcelorMittal share price.

As a result of the share capital restructuring, each holder of pre-restructuring Arcelor shares would receive a number of post-restructuring Arcelor shares equal to (i) the number of pre-restructuring Arcelor shares held by that person divided by 0.875 (7 divided by 8) (such quotient being referred to as “A”) or (ii) if such number is not a whole number, the immediately lower whole number of post-restructuring Arcelor shares (such number being referred to as “B”) and a number of fractions of a seventh of a post-restructuring Arcelor share equal to seven multiplied by the difference between A and B.

The share capital of Arcelor shall be increased by incorporation of free reserves without issuing new shares, but by increasing the par value of the shares in order to round up the par value of the post-restructuring shares to the immediately higher euro cent.

The share capital restructuring and share capital increase will be submitted for approval to the general meeting of Arcelor shareholders convened to approve the Second-Step Merger. Their completion is a condition precedent to the effectiveness of the Second-Step Merger.

The contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share.

The following developments in paragraphs II to IV below provide for a description of the multi-criteria analysis taken into consideration by the Boards of Directors to propose that the Second-Step Merger be implemented based on an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares (or 0.875 Arcelor share for every one ArcelorMittal share). The revised one-to-one exchange ratio merely results from the application of the conversion ratio that will be used in the share capital restructuring of Arcelor (1/0.875) to the exchange ratio proposed by the Boards of Directors on May 15, 2007 (0.875).

Absence of material change

During the meeting held on September 25, 2007, the ArcelorMittal and the Arcelor Boards of Directors also noted that no event, transaction or new development had occurred since May 15, 2007 that would lead to an adjustment of the merger exchange ratio other than to reflect the share capital restructuring described above.

In this respect, the Boards of Directors noted in particular that:

•	the mandatory tender offer for the outstanding shares of Arcelor Brasil, which was completed after the determination of the exchange ratio and which was principally settled in cash, does not impact the exchange ratio, since for the purposes of the intrinsic value analysis supporting the determination of the exchange ratio the Arcelor Brasil minority interest had been valued using the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer;

•	the divestiture of the Sparrows Point facility, as part of the disposal program related to the offer of Mittal Steel for Arcelor, is being made at fair market value ;

•	the consensus EBITDA estimates derived from Institutional Brokers’ Estimate System (“IBES”) following the first half 2007 earnings release is converging with the 2008 target EBITDA of USD 20 billion set forth in the harmonized value plan 2008 communicated to the market on 27 September 2006 (the “Harmonized Value Plan 2008”), used as basis for the multi-criteria analysis;

•	ArcelorMittal announced on 11 September 2007 an internal growth plan target to increase shipments by more than 20% from 2006 to 2012, to reach 131mt. While the growth plan 2012 does not address operating results, the preparation of the growth plan 2012 has nevertheless confirmed the Harmonized Value Plan 2008 and the respective allocations between ArcelorMittal (ex. Mittal Steel) and Arcelor as mentioned herein below in paragraph II.

II.	Guidance — Methodology

The multi-criteria analysis is based on the following information, which has also been communicated to the market:

•	based on an analysis of the nature of the synergies reflected in the Harmonized Value Plan 2008 and, in particular their allocation among the various segments and geographic areas, approximately 41% of the previously announced synergies generated by the combination of Arcelor and Mittal Steel will be realized at the level of Arcelor;

•	based on the 2008 Arcelor EBITDA estimate taken into account for the purposes of the preparation of the Harmonized Value Plan 2008 (which represents 49% of the 2008 target EBITDA of USD 20 billion for the ArcelorMittal group), Arcelor will contribute approximately 49% of the combined Arcelor/Mittal Steel group EBITDA indicated in the combined Arcelor/Mittal Steel group Harmonized Value Plan 2008;

•	based on an analysis of the capital expenditures taken into account for the purposes of the Harmonized Value Plan 2008, Arcelor will account for approximately 50% of the combined Arcelor/Mittal Steel group’s capital expenditures indicated in the Harmonized Value Plan 2008.

These elements relate to the Harmonized Value Plan 2008. Harmonized Value Plan 2008. The breakdown of the 2008 target EBITDA of USD 20 billion for the ArcelorMittal group can be summarized as follows:

	Ex-Arcelor	Ex-Mittal	ArcelorMittal

Proforma EBITDA 2005	8.2	6.7	14.9
Brownfield and production growth in the market	2.8	1.8	4.6
Value added growth in line with market	0.0	1.1	1.1
Management gains and stand alone synergies net of restructuring	2.3	1.9	4.2
Mining expansion	0.0	0.4	0.4
Merger synergies	0.7	0.9	1.6
Regulatory remedies	−0.2	0.0	−0.2
Price cost squeeze	−4.0	−2.6	−6.6

EBITDA 2008 target	9.8	10.2	20.0

Note: Synergies and costs reflected in this table have been allocated based on where they were expected to be generated or incurred, respectively.

The financial information used to assess the terms and conditions of the Second-Step Merger are derived from the consolidated financial statements of ArcelorMittal and Arcelor for accounting year 2006, prepared in accordance with IFRS, pro forma for acquisitions made in 2006 as if such acquisitions had occurred on 1 January 2006.

Minority interests in listed entities (Arcelor, Mittal South Africa, Acesita) and listed associates investments (Erdemir, Hunan Valin) have been valued at market value. The value used for the Arcelor Brasil interest was the Arcelor Brasil minority interest was calculated based on the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer.

All calculations are based on 670.3 million Arcelor shares and 1,389.6 million ArcelorMittal shares, in both cases diluted based on the treasury method applied as of the end of April 2007.

Since the first-step merger was to be (and has been) implemented based on a one-to-one exchange ratio, the value of an ArcelorMittal share has been considered equal to the value of a Mittal Steel share.

Certain reorganizations have been implemented since the date of the Harmonized Value Plan 2008. However, they were not considered to have any impact on the exchange ratio. Similarly, the mandatory tender offer for the outstanding shares of Arcelor Brasil, which was completed after the determination of the exchange ratio and which was principally settled in cash does not impact the exchange ratio, since for the purpose of the intrinsic value analysis supporting the determination of the exchange ratio the Arcelor Brasil minority interest had been valued using the share price of Arcelor Brasil as at 11 May 2007, after the announcement of the terms of the mandatory offer. A similar conclusion was reached with respect to the contemplated disposal of the Sparrows Point facility, which is made at fair market value.

III.  Methods that have been disregarded

Trading Value — Valuations based on Arcelor trading value have not been used since when the Boards of directors made their determination, the Arcelor share price was not believed to represent the intrinsic value of the company since (i) before the announcement of the proposed exchange ratio 16 May 2007, the trading value of Arcelor was heavily impacted by market speculation regarding the timing of the merger and the exchange ratio (which is evidenced in particular by the fact that Arcelor was trading at a higher EBITDA multiple than ArcelorMittal without any justification in light of the growth perspective of their respective businesses) and (ii) the Arcelor share had only a limited liquidity compared to historical averages.

Analysis of the liquidity of Arcelor share

		Average Daily
		Trading Volume on
		Euronext Paris/
	Average Daily	Total Shares (669.8
	Trading Volume on	Million as at
	Euronext Paris	31 December 2006)

Since sell-out (27 November 2006 through 11 May 2007)	270,900	0.04%
Last over the month preceding the announcement of the offer (i.e. before 26 January 2006)	4,122,900	0.62%

Source: Bloomberg

Consolidated dividend per share — In the steel industry, dividend yield is not regarded as a relevant valuation criterion given the cyclicality of the industry. As both investors as well as equity research analysis are not focused on this criterion, an analysis based on consolidated dividend per share has not been used.

Analysis of precedent transactions — Precedent transactions in the steel industry reflect situations where a change of control takes place. As such, prices paid in precedent transactions reflect, in addition to the intrinsic stand-alone value, a so-called control premium reflecting in particular the ability of the purchaser to generate synergies and efficiency gains. As ArcelorMittal already has control over Arcelor and no synergies are expected from the legal merger itself, an analysis of precedent transactions has not been used.

Revaluated net asset value — As both investors as well as equity research analysis do not rely on this valuation method and generally focus on future profitability, an analysis based on revaluated net asset has not been used.

IV.	Methods that have been used

(a)  Analysis of comparable companies

Valuations of listed companies in the steel industry are frequently compared on the basis of enterprise value to EBITDA (“EV/EBITDA”) and price to earnings per share (“P/E”) multiples. EBITDA is defined as operating profit before depreciation and amortisation. Enterprise value corresponds to the aggregate of the equity market capitalisation, net indebtedness and minority interests. Investments in associates and other financial assets are excluded from enterprise value as the income associated with these assets is generally not included in EBITDA.

A number of steel manufacturing conglomerates have been excluded from the analysis as a material part of their operations are not steel related.

Company	Non Steel Related Operations

ThyssenKrupp	ThyssenKrupp is an industrial conglomerate with diverse activities unrelated to steel, including submarine and shipbuilding, elevators and automotive components.
JFE	JFE is an industrial conglomerate with diverse activities unrelated to steel, including microelectronics, engineering for the energy sector and environmental solutions and urban development.
Nippon Steel Corp.	Nippon Steel is an industrial conglomerate with diverse activities unrelated to steel, including power supply, chemicals, urban development, construction and engineering.
Kobe Steel	Kobe Steel is an industrial conglomerate with diverse activities unrelated to steel, including titanium, welding equipment and consumables, machinery such as crushers, tire and rubber machines and plastic processing machines, power generation plants, as well as activities in infrastructure construction.

A number of other European and North American steel companies were considered, but excluded for the purpose of trading multiple analysis due to the unique features of their businesses which exhibit less comparability to ArcelorMittal and Arcelor.

Company	Reasons for Exclusion

Salzgitter	Salzgitter is a regional niche steel manufacturer.
Svenskt Stal (SSAB)	SSAB is a Nordic focused niche producer of high strength sheets and quenched plate steels with high exposure to the booming mining equipment market, construction equipment and fuel-efficient automotive manufacturing sectors. The strong position in niche products gives SSAB greater pricing power and therefore higher and more sustainable margins and returns. SSAB is therefore not directly comparable to the major steel companies.
Rautaruukki	Rautaruukki is a company in a transition phase from a steel producer to a complete solutions provider for the construction and engineering sectors. As part of this transition, Rautaruukki has acquired companies active in construction systems and total delivery know-how, components for lifting, handling and transportation equipment. It is seeking to exit its long products business.
Nucor	Nucor is entirely focused on the US and exclusively produces steel via the EAF method.

For the purposes of the comparison, ArcelorMittal and Arcelor have also been disregarded to not influence the outcome of the analysis. Arcelor Brasil was at the time of the determination of the exchange ratio subject to a delisting mandatory offer and has also been excluded as its share price reflected a regulated offer process.

In general, investors typically base investment decisions on future profitability. Although, for this reason, 2007 and 2008 should be regarded as the most relevant periods as investors are looking for future profitability and value future cash flows, 2006 should also be considered in light of the lack of up-to-date broker research estimates for Arcelor. The selected comparable companies are covered by numerous equity research analysts and consensus estimates for the periods 2007 and 2008 are widely available.

The table below summarizes the EV/EBITDA and P/E multiples for these steel companies based on reported 2006 results and consensus EBITDA estimates derived from IBES and calendarised to reflect a 31 December year end.

	EBITDA Multiple			P/E Multiple
	2006 A	2007 E	2008 E	2006 A

Posco	6.7	6.3	5.3	13.2
Voest Alpine	7.2	6.5	6.7	11.3
US Steel	6.3	6.7	6.6	9.7
CSN	10.0	6.9	6.5	20.0
Average Multiple	7.6	6.6	6.3	13.5

The companies presented in this table report under different accounting standards. EBITDA is adjusted to exclude total pension expenses recognised during the last twelve-month period for which figures are available. Sources: IBES estimates, financial data based on last published financials.

The application of the relevant average multiple mentioned in the table above to the 2006 pro-forma EBITDA, the 2007 and 2008 EBITDA implied by the Harmonized Value Plan 2008 and IBES estimates and the 2006 pro-forma earnings per share for both ArcelorMittal and Arcelor provide for equity values, share prices and implied exchange ratios as shown in the table below:

	Share Price (€)		Equity Value (€bn)
Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

0.845 - 0.965	42.3 - 61.9	49.3 - 64.1	58.8 - 86.0	33.1 - 43.0

Note: Exchange ratios based on combination of Arcelor and ArcelorMittal share prices within the minimum and maximum range implied by the application of the valuation described above.

The main purpose of the analysis is to perform a relative valuation for ArcelorMittal and Arcelor and as such a relatively broad range of valuation multiples has been used. In addition to the table above, a sensitivity analysis has been performed by applying the minimum and maximum valuation multiples of the group of selected comparable companies which resulted in an exchange ratio range of 0.818 to 0.965.

(b)  Analysis made on discounted cash flows

Arcelor and Mittal Steel performed a discounted cash flow analysis as at May 15, 2007 using publicly available forecast consisting both of (i) the Harmonized Value Plan 2008 communicated to the market, subject to adjustments aimed at including the Sicartsa acquisition2 and related synergies, and (ii) the consensus broker estimates in 2007 and 2008 for ArcelorMittal derived from Institutional Brokers’ Estimate System (IBES), Arcelor estimates being in the latter case derived from ArcelorMittal broker estimates based on the guidance set forth in paragraph II. above, since most brokers no longer cover the Arcelor share.

The discounted cash flow analysis is based on the assumptions described in paragraph II. above and on the following additional assumptions: (i) a tax rate at 25% for each of the two companies; (ii) the same discount rate was applied to the future cash flows of each of the two companies; (iii) the 2007 EBITDA based on the Harmonized Value Plan 2008 represents an average between the 2006 pro forma EBITDA and the 2008 EBITDA reflected in the Harmonized Value Plan 2008; (iv) depreciation and amortization were set as per IBES consensus estimates; (v) ArcelorMittal Capex was set as per Harmonized Value Plan 2008; and (vi) working capital optimization was estimated at €0.9 billion for ArcelorMittal as per Harmonized Value Plan 2008, broken down 50/50 between 2007 and 2008 and at €0.3 billon in 2007 and 2008 for Arcelor as per Arcelor’s 27 February 2006 investor presentation.

2 ArcelorMittal announced on December 20, 2006, the acquisition of Sicartsa, a Mexican integrated steel producer from Grupo Villacero.

The terminal value was calculated both based on EBITDA exit multiples and the perpetual growth method.

The table below shows the resulting equity values, share prices and exchange ratios assuming, for each of Arcelor and ArcelorMittal, an exit multiple of 6.5x EBITDA, a perpetuity growth rate of 0% and a discount rate of 9.25%:

		Equity Value (€bn)		Share Price (€)		Exchange
		ArcelorMittal	Arcelor	ArcelorMittal	Arcelor	Ratio

Value Plan	EBITDA Exit	71.7	38.3	51.6	57.1	0.904
	Perpetual Growth	85.0	44.4	61.2	66.3	0.923

IBES	EBITDA Exit	63.2	35.0	45.5	52.2	0.871
	Perpetual Growth	74.3	40.3	53.5	60.2	0.889

In addition, a sensitivity analysis was performed, using EBITDA exit multiples ranging from 6.0x EBITDA to 7.0x EBITDA, perpetual growth rates ranging from -1% to 1% and discount rates ranging from 9% to 9.5% which resulted in an exchange ratio range of 0.860 to 0.936 (using identical assumptions for each of Arcelor and AcelorMittal).

(c)  Contribution analysis

ArcelorMittal and Arcelor reviewed specific historical earnings per share (EPS) and historical and estimated future EBITDA for Arcelor and ArcelorMittal, based on both the Harmonized Value Plan 2008 and the IBES consensus, Arcelor estimates being in the latter case derived from ArcelorMittal estimates based on the guidance set forth in paragraph II. above, since brokers no longer cover Arcelor.

The analysis of the contribution, on a debt-adjusted basis, of Arcelor to the aggregate equity value of ArcelorMittal based on EBITDA or EPS provides for an exchange ratio range comprised between 0.833 and 0.965 Arcelor share for every ArcelorMittal share, ArcelorMittal equity value being determined based on the closing value of the Mittal Steel share (based on Amsterdam listing) on 11 May 2007.

The table below illustrates the corresponding values for Arcelor and ArcelorMittal implied by the exchange ratios resulting from this analysis, based on a value of the ArcelorMittal share equal to the closing value of the Mittal Steel share (based on Amsterdam listing) on 11 May 2007:

	Share Price (€)		Equity Value (€bn)
Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

0.833 - 0.965	41.8	43.3 - 50.2	58.1	29.0 - 33.6

(d)  Summary assessment of the exchange ratio based on intrinsic values

The outcome of the multi-criteria valuation analysis based on average multiples as far as the analysis of comparable companies is concerned and the median assumptions described herein above as far as the discounted cash flow analysis is concerned can be summarized as follows.

		Share Price (€)		Equity Value (€bn)
	Exchange Ratio	ArcelorMittal	Arcelor	ArcelorMittal	Arcelor

Comparable Companies	0.845 - 0.965	42.3 - 61.9	49.3 - 64.1	58.8 - 86.0	33.1 - 43.0

DCF Analysis	0.871 - 0.923	45.5 - 61.2	52.2 - 66.3	63.2 - 85.0	35.0 - 44.4

Contribution Analysis	0.833 - 0.965	41.8	43.3 - 50.2	58.1	29.0 - 33.6

Average	0.850 - 0.951	43.2 - 54.9	50.6 - 57.9	60.0 - 76.3	33.9 - 38.8

Note: Exchange ratios based on combination of Arcelor and ArcelorMittal share prices within the minimum and maximum range implied by the application of the valuations described above (based on average multiples as far as the analysis of comparable companies is concerned and the median assumptions described herein above as far as the discounted cash flow analysis is concerned).

The average exchange ratio bracket resulting from the valuations described above, taking into account the sensitivity analyses that have been performed for the comparable companies and discounted cash flows methods, as described in paragraphs (a) and (b) above, is 0.837-0.955, as shown in the table below.

Implied Exchange Ratio

	Min	Max

Comparable companies	0.818	0.965
DCF analysis	0.860	0.936
Contribution analysis	0.833	0.965
Average	0.837	0.955

The exchange ratio of 0.875 Arcelor share for every ArcelorMittal share is therefore consistent with the analysis of the relative intrinsic value range of Arcelor and ArcelorMittal. None of the methods used for the purposes of the multi-criteria analysis has been given a specific weight compared to the others.

As noted above, the exchange ratio of 0.875 Arcelor share for every ArcelorMittal share does not take into consideration the implementation of a share capital restructuring of Arcelor prior to the effectiveness of the Second-Step Merger, in the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares. The contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share.

7.	Consistency of the Exchange Ratio with Prior Undertakings and Disclosure

When determining the exchange ratio to be proposed to the shareholders of ArcelorMittal and Arcelor, the Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor also applied the principles outlined in the Memorandum of Understanding of June 25, 2006 (the “MOU”) signed in the context of Mittal Steel’s revised offer for Arcelor securities (“Revised Offer”) and subsequent public statements3, which provided that the merger exchange ratio will be consistent with the value of Arcelor shares pursuant to the secondary exchange offer as at the date of its settlement and delivery on 1 August 2006.

As shown in the following table, the value of the Arcelor share based on the exchange ratio of the revised secondary exchange offer as at the date of its settlement and delivery on 1 August 2006 was between €41.38 and €42.58, depending on the value used as reference for the Mittal Steel share.

	Value of the Mittal Steel Share as of 1 August 2006 (€)
	Opening	VWAP[4]	Closing

Based on Mittal Steel NYSE listing[5]	27.10	26.85	26.79
Based on Mittal Steel Euronext Amsterdam listing	26.33	26.81	27.05

3 In the Memorandum of Understanding, as further explained in the Information Document of 4 July 2006 and subsequent public statements, in particular the 14 November 2006 press release, Mittal Steel and Arcelor have agreed to use their best efforts to implement the merger based on a merger ratio consistent with the value of the Arcelor shares pursuant to the secondary exchange offer as at the date of its settlement and delivery on 1 August 2006.

      In the 14 November 2006 press release, the companies further explained that the merger ratio would be reviewed and validated by independent auditors as required by Dutch and Luxembourg law, considering its fairness for the shareholders of both Mittal Steel and Arcelor and approved by the shareholders of both companies and would take into account a number of facts including, without limitation, corporate reorganizations and the financial statements of both companies for the most recent periods.
4 Volume Weighted Average Price (“VWAP”).
5 As converted based on the spot FX rate for opening and closing. As far as the VWAP is concerned, the value corresponds to the value in Euros provided for the NYSE VWAP on Bloomberg.

	Implied Value of the Arcelor Share as of 1 August 2006 Based on 11:7 Secondary Exchange Offer Ratio (€)
	Opening	VWAP	Closing

Based on Mittal Steel NYSE listing	42.58	42.19	42.10
Based on Mittal Steel Euronext Amsterdam listing	41.38	42.13	42.51

Source: Bloomberg

This value of the Arcelor share was compared to the market value of the Mittal Steel share on and before 11 May 2007 (i.e., before the date of the determination of the exchange ratio). Several time periods were reviewed for the purposes of determining the value of the Mittal Steel share, including the closing price as of 11 May 2007, 1-month VWAP prior to and including 11 May 2007, 3-month VWAP prior to and including 11 May 2007, 5-month VWAP prior to and including 11 May 2007, and VWAP since the end of the sell-out period following the Revised Offer up to and including 11 May 2007.

	Value of the Mittal Steel share (Based on Amsterdam listing) (€)
11 May 2007				VWAP Since the End of
(Close)	1-Month VWAP	3-Month VWAP	5-Month VWAP	the Sell-Out period

41.79	40.43	39.50	37.88	37.32

Source: Bloomberg

The comparison of the Mittal Steel share value over several time periods and the Arcelor share value determined in accordance with the abovementioned principles resulted in an exchange ratio comprised between 0.876 and 1.01 Arcelor share for every ArcelorMittal share.

The ratio of 7 Arcelor shares for every 8 ArcelorMittal shares (or 0.875 Arcelor share for every ArcelorMittal share) was therefore considered consistent with the valuation range resulting from these principles.

As noted above, the abovementioned analysis does not take into consideration the implementation of a share capital restructuring of Arcelor prior to the effectiveness of the Second-Step Merger, in the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares. The share capital restructuring results in a mechanical adjustment of the exchange ratio of the Second-Step Merger to one post-restructuring Arcelor share for every one ArcelorMittal share.

8.	Recommendation of the Boards of Directors

In reaching their decision to effect the merger of Arcelor and ArcelorMittal, the ArcelorMittal and Arcelor Boards of Directors consulted with management and their advisors and considered a variety of factors including, among others, the following:

•	the completion of the Second-Step Merger would enable ArcelorMittal to comply with the commitments of the MOU which stated that Mittal Steel would merge into Arcelor as soon as practicable following completion of its revised offer for Arcelor, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg;

•	the Second-Step Merger would further rationalize the corporate structure of the group initiated by the first-step merger of Mittal Steel and ArcelorMittal;

•	the Second-Step Merger would not significantly affect the corporate governance or operational organization of the combined entity;

•	the considerations described above in Sections 6 and 7;

•	as far as the ArcelorMittal Board of Directors is concerned, the fairness opinion of Goldman Sachs, as financial advisor to Mittal Steel and ArcelorMittal stating that as of the date of the fairness opinion and based upon and subject to the factors and assumptions set forth therein, and assuming that the First Step

Merger had been consummated, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them was fair, from a financial point of view, to the holders of the outstanding shares of ArcelorMittal; it being noted by the Board that (i) this fairness opinion was issued before the decision was made to condition the effectiveness of the Second-Step Merger to the completion of the Arcelor share capital restructuring and (ii) the contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share without any economic impact on the ArcelorMittal shareholders;

•	as far as the Arcelor Board of Directors is concerned, the fairness opinions of Morgan Stanley, Société Générale, Fortis and Ricol Lasteyrie, as advisors to Arcelor stating that as of the date of the fairness opinions and based upon and subject to the factors and assumptions set forth therein, and assuming that the First Step Merger had been consummated, the proposed exchange ratio of 0.875 Arcelor shares for every one ArcelorMittal share pursuant to the draft merger agreement provided to them was fair, from a financial point of view, to the holders of the outstanding shares of Arcelor; it being noted by the Board that (i) these fairness opinions were issued before the decision was made to condition the effectiveness of the Second-Step Merger to the completion of the Arcelor share capital restructuring and (ii) the contemplated share capital restructuring of Arcelor leads to an adjustment of the exchange ratio to one Arcelor share for every ArcelorMittal share without any economic impact on the Arcelor shareholders;

•	correspondence from minority shareholders (or their representatives) of Arcelor, including a letter and valuation report dated April 24, 2007 received from the Association de défense des actionnaires minoritaires (ADAM) setting out ADAM’s views on an appropriate exchange ratio for the transaction, which indicated the potential for minority shareholder challenges of the exchange ratio in the merger, as well as legal actions taken and arguments developed by certain minority shareholders;

•	the Second-Step Merger would neither cause any material adverse corporate tax consequences in Luxembourg for ArcelorMittal or Arcelor, nor trigger any Luxembourg capital duty; and

•	it was not anticipated that any of the regulatory requirements to which the Second-Step Merger is subject would hinder, delay or restrict the effectiveness of such merger.1

In light of the number and wide variety of factors considered in connection with their evaluation of the transaction, the ArcelorMittal and Arcelor Boards of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that they considered in reaching their determination. The ArcelorMittal and Arcelor Boards of Directors viewed their position as being based on all available information and the factors presented to and considered by them. In addition, individual directors may have given different weights to different factors. This explanation of ArcelorMittal’s and Arcelor’s reasons for the merger and all other information presented in this document are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements”, which will be included in the European prospectus approved by the Commission de Surveillance du Secteur Financier, the Luxembourg securities regulator and in the registration statement on Form F-4 filed with the U.S. Securities Exchange Commission, the U.S. federal securities regulator.

The ArcelorMittal and Arcelor Boards of Directors realized that there could be no assurance about future results, including results expected or considered in the factors listed above. However, the ArcelorMittal and Arcelor Boards of Directors concluded that the potential benefits of effecting the Second-Step Merger were significant and outweighed any potential risks of Arcelor minority shareholder challenges to, or litigation in respect of, the merger based on the exchange ratio as the Boards believed any such challenges or litigation would be groundless. The ArcelorMittal and Arcelor Boards of Directors also concluded, in particular, that the merger would enable ArcelorMittal and Arcelor to comply with MOU undertakings.

9.	Settlement of the Merger

Upon effectiveness of the Merger, holders of ArcelorMittal shares shall automatically receive newly-issued Arcelor shares in accordance with the Exchange Ratio and on the basis of their respective holdings as entered in the ArcelorMittal shareholder registry (registre des actionnaires) or their respective securities accounts.

Holders of ArcelorMittal shares whose shares are registered directly in ArcelorMittal’s shareholder registry shall automatically receive newly-issued Arcelor shares through an entry in the shareholder registry of Arcelor.

Holders of ArcelorMittal shares whose shares are registered indirectly, that is through a clearing system, in ArcelorMittal’s shareholder registry, shall automatically receive newly-issued Arcelor shares through a credit to their respective securities accounts.

10.	Language

An unofficial French translation of this Explanatory Memorandum shall be available at the offices of the Merging Companies. For purposes of Luxembourg law, the English language version of this Explanatory Memorandum is binding.

IN WITNESS WHEREOF, ArcelorMittal and Arcelor have caused this Explanatory Memorandum to be executed as of the date first written above by their respective directors thereto duly authorized.

ArcelorMittal
/s/ Mr. Georges T.N. Schmit Director

Arcelor
/s/ Mr. Joseph J. Kinsch Chairman of the Board of Directors

PERSONAL AND CONFIDENTIAL

Annex C

15 May 2007

Board of Directors	Board of Directors
Mittal Steel Company N.V.	ArcelorMittal
Berkeley Square House	19, Avenue de la Liberté
Berkeley Square	L-2930 Luxembourg
London W1J 6DA	Grand Duchy of Luxembourg

Madam and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of outstanding shares, par value one thousand euro (EUR 1,000) (the “ArcelorMittal Shares”), of ArcelorMittal, a Luxembourg company (“ArcelorMittal”) (which holders are, immediately prior to the consummation of the First Step Merger (as defined below), holders of the Mittal Shares (as defined below)) of the exchange ratio of 0.875 shares of common stock, without designation of par value (the “Arcelor Shares”), of Arcelor SA (“Arcelor”) for every outstanding ArcelorMittal Share (the “Exchange Ratio”) pursuant to the Merger Agreement (as defined below). You have requested that we provide such opinion assuming that the First Step Merger (as defined below) has been consummated. The Exchange Ratio will be received by the holders of ArcelorMittal Shares as the second step of a two-step merger process. Pursuant to the first step of the transaction (the “First Step Merger”), Mittal Steel Company N.V., a Netherlands Company (“Mittal” or the “Company”) will be merged into ArcelorMittal, a wholly-owned subsidiary of the Company (by way of absorption by ArcelorMittal of Mittal and without liquidation of Mittal) and each holder of an outstanding Class A Common Share, nominal value one eurocent (EUR 0.01) per share (the “Mittal Class A Shares”), and each holder of an outstanding Class B Common Share, nominal value one eurocent (EUR 0.01) per share (the “Mittal Class B Shares”; together the with the Mittal Class A Shares, the “Mittal Shares”), of Mittal will receive one ArcelorMittal Share, as described in the Merger Agreement, dated 2 May 2007, between Mittal and ArcelorMittal (the “First Step Merger Agreement”). Pursuant to the second step of the transaction (the “Second Step Merger”) as described in the Merger Agreement, a draft of which has been presented to us on the date hereof, to be executed promptly hereafter, between ArcelorMittal and Arcelor (the “Merger Agreement”), after the First Step Merger, ArcelorMittal will be merged into Arcelor (by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal) and the holders of ArcelorMittal Shares will receive Arcelor Shares consistent with the Exchange Ratio. We assume that the definitive Merger Agreement will be executed in the form of the draft thereof furnished to us on the date hereof, except for changes that are not meaningful to our analysis.

Goldman Sachs International and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We are acting as financial advisor to the Company in connection with, and have provided advice and input with respect to the negotiations leading to, the transaction contemplated by the Merger Agreement. We expect to receive fees for our services in connection with the Second Step Merger, which became payable upon the request of the Company that we undertake an analysis to determine whether we could provide this opinion, and the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We acted as financial advisor to the Company in connection with the tender offer by the Company for Arcelor first announced on 27 January 2006 (the “Offer”), including as dealer manager in connection with the U.S. Offer, as defined in the Prospectus Supplement dated 7 July 2006 to the Amended and Restated Exchange Offer Prospectus dated 29 June 2006. In addition, we participated in the financing of the Offer for the Company. We received fees for our services in connection with the Offer, the principal portion of which was contingent upon consummation of the Offer, and the Company agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided and are currently providing certain investment banking services to the Company from time to time, including having acted as lender in connection with the US$4.9 billion acquisition by the Company of OJSC Krivorizky Ore Mining Company and Steel Works Kryvorizstal (renamed

Mittal Steel Kryviy Rih) in November 2005, and are acting as financial advisor with respect to the Company’s offer for the shares of Arcelor Brasil, S.A. not owned by Arcelor S.A. We have provided certain investment banking services to Arcelor from time to time, including having acted as financial advisor to Aceralia Corporacion Siderurgica SA, one of the predecessor entities of Arcelor, in its December 2001 merger with Arbed SA and Usinor SA. We also may provide investment banking services to the Company and Arcelor in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman Sachs International is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs International and its affiliates may provide such services to the Company, Arcelor and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Arcelor for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things: the First Step Merger Agreement; a Registration Statement on Form F-4 as filed by ArcelorMittal with the SEC on 2 May 2007 in connection with the First Step Merger; the Merger Agreement; a draft Registration Statement on Form F-4 to be filed by Arcelor in connection with the Second Step Merger; annual reports to stockholders of the Company for the three fiscal years ending 31 December 2006 and Arcelor for the four fiscal years ended 31 December 2006; certain interim reports to stockholders of the Company and Arcelor; certain other communications from the Company and Arcelor to their respective stockholders; a draft of a press release to be publicly issued by the Company promptly hereafter, (the “Company Press Release”); certain research analyst reports with respect to the future financial performance of the Company and Arcelor; certain financial analyses and forecasts for Arcelor prepared by its management that are publicly available; certain internal financial analyses and forecasts for the Company including the 2008 Business Plan for the Company, on a combined basis with Arcelor, and Arcelor announced on 27 September 2006 and reconfirmed on 21 February 2007, prepared by the management of the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the management of the Company to result from the combination of Mittal and Arcelor (the “Synergies”); and guidance provided by management of the Company, which will be made public in the Company Press Release, related to the portion of the Synergies allocable to Arcelor, the portion of capital expenditures provided for in the 2008 Business Plan that Arcelor will account for, and the relative contribution of Arcelor to EBITDA indicated in the 2008 Business Plan. We assume that the Company Press Release will not differ in any material respect from the draft thereof furnished to us on the date hereof. We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Second Step Merger and with members of the senior management of the Company and Arcelor regarding their assessment of the current business operations, financial condition and future prospects of the Company and Arcelor. In addition, we have reviewed the reported price and trading activity for the Mittal Class A Shares and the Arcelor Shares, compared certain financial and stock market information for the Company and Arcelor with similar information for certain other companies the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts (including the Synergies), and guidance provided by management, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Arcelor, respectively. We have also assumed, with your consent, that any transactions between the Company and Arcelor not reflected in the Forecasts have been conducted on an arms’-length basis at fair market value. You have advised us that, except for the right of the holders of Mittal Class B Shares to convert those shares into an equal number of Mittal Class A Shares, as provided in the Company’s articles of association, the Mittal Class A Shares and the Mittal Class B Shares carry identical economic and voting rights. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities

(including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Arcelor or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the First Step Merger and the Second Step Merger will be obtained without any adverse effect on the Company or Arcelor or on the expected benefits of these transactions in any way meaningful to our analysis.

Our opinion does not address the First Step Merger or the transactions contemplated by the First Step Merger Agreement, and at your request assumes that the First Step Merger has been consummated. Moreover, our opinion does not address the underlying business decision of the Company to engage in the First Step Merger or the Second Step Merger, nor are we expressing any opinion as to the prices at which the Mittal Class A Shares, the ArcelorMittal Shares or the Arcelor Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company and the Board of Directors of ArcelorMittal in connection with their respective consideration of the Second Step Merger and such opinion does not constitute a recommendation as to how any holder of the Mittal Shares should vote with respect to such First Step Merger, or as to how any holder of the Common Shares, the ArcelorMittal Shares or the Arcelor Shares should vote with respect to the Second Step Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio, pursuant to the Merger Agreement, is fair from a financial point of view to the holders of the ArcelorMittal Shares (which holders are, immediately prior to consummation of the First Step Merger, holders of Mittal Shares).

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

/s/  John Vaske
Managing Director

PERSONAL\CONFIDENTIAL

Annex D

The Board of Directors of Arcelor S.A.
19, avenue de la Liberté
L-2930 Luxembourg

Date	15 May 2007
Ref.	CFCM/BJ
Subject	Fairness opinion

Fortis Bank
(Nederland) N.V.

Rokin 55
P.O. Box 243
1000 AE Amsterdam
The Netherlands

Dear Members of the Board,

You have informed Fortis Bank (Nederland) N.V. (Fortis) that Mittal Steel Company N.V. (Mittal Steel) and Arcelor S.A. (Arcelor) propose to merge their respective businesses pursuant to a two-step merger process to be carried out as follows: (1) first, Mittal Steel will merge with and into ArcelorMittal, S.A. (ArcelorMittal I), a Luxemburg société anonyme wholly owned by Mittal Steel, with ArcelorMittal I being the surviving company (the First-Step Merger), and (2) subsequently, conditional upon the First-Step Merger having been completed, ArcelorMittal I will merge with and into Arcelor, with Arcelor being the surviving company in this second merger (the Second-Step Merger and, together with the First-Step Merger, the Merger). Upon completion of the Merger, the combined entity will be renamed ArcelorMittal S.A. (ArcelorMittal II).

As of the date hereof, Mittal Steel holds 94.24% of the issued share capital of Arcelor with the remaining 5.76% of the issued share capital of Arcelor being held by a number of other shareholders (the Public Shareholders).

The merger agreement dated May 2, 2007, entered into by and between Mittal Steel and ArcelorMittal I with respect to the First-Step Merger (the First Step Merger Document) sets forth the terms and conditions of the First-Step Merger and provides that, amongst other things, each issued and outstanding Class A and Class B share of common stock in the capital of Mittal Steel (other than shares held in treasury) will be exchanged for one share of common stock, par value €0.01 per share, in the capital of ArcelorMittal I (ArcelorMittal I Common Stock).

The draft dated 14 May 2007 of the merger agreement to be entered into by and between ArcelorMittal I and Arcelor with respect to the Second-Step Merger (the Draft Second-Step Merger Document and, together with the First-Step Merger Document, the Merger Documents) sets forth the terms and conditions of the Second-Step Merger and provides that, amongst other things, every eight shares of ArcelorMittal I Common Stock, will be converted into the right to receive seven newly issued ordinary shares without nominal value in the capital of Arcelor (Arcelor Common Stock) (such exchange ratio, the MER).

You have requested that Fortis provide you, as the board of directors of Arcelor, with an opinion regarding the fairness from a financial point of view (the Fairness Opinion or the Opinion) to Arcelor’s Public Shareholders, of the MER.

In arriving at the Fairness Opinion, Fortis has used, amongst others, the following methods of analysis:

(a) a discounted cash flow valuation of both Mittal Steel and Arcelor;

(b) a peer group valuation of both Mittal Steel and Arcelor; and

(c) a contribution analysis.

In arriving at the Opinion, Fortis has reviewed and considered the following information:

(a) publicly available historical business and financial information relating to the relevant companies, including, but not limited to, the 2005 and 2006 annual reports of Arcelor and Mittal Steel and the 2008 value plan dated 27 September 2006 (the Value Plan);

(b) the First Step Merger Document and a draft dated May 2, 2007 of the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the SEC) on a confidential basis in relation to the issuance of shares of common stock by ArcelorMittal I in the First-Step Merger;

(c) the Draft Second Step Merger Document and a draft dated May 9, 2007 of the registration statement on Form F-4 to be filed with the SEC on a confidential basis in relation to the issuance of shares of common stock by Arcelor in the Second-Step Merger;

(d) a draft dated May 14, 2007 of the press release to be published by Arcelor on May 16, 2007 announcing details relating to the Merger (the Draft Press Release);

(e) certain relevant third party equity research analyst reports (the Equity Research Reports);

(f) such other financial studies, analyses and investigations as Fortis may deem appropriate;

(g) the financial information set forth in the Draft Press Release regarding the allocation between Mittal Steel and Arcelor of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the Value Plan; and

(h) certain clarifications on the financial information on Mittal Steel and Arcelor regarding among others tax rates, working capital improvements, deferred employee benefits and the acquisition of Sicartsa (together with (g) the Assumptions).

This Opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to Fortis as of the date hereof. Accordingly, although subsequent developments may affect this Opinion, Fortis has not assumed any responsibility to update, revise or reaffirm this Opinion once given.

This Opinion is also subject to the following:

(a) the Opinion is solely intended as an assessment of the MER from a financial point of view and does not assess the MER in respect of any other area, including, but without limitation, relating to tax, accounting, actuarial or legal aspects;

(b) the fairness of the MER to the Public Shareholders expressed in this Opinion is only in the context of the Merger and thus this Opinion does not address any other transaction that Arcelor has considered, may consider or could have considered;

(c) Fortis had been requested to rely only on publicly available business and financial information; however, Fortis has been provided by Arcelor with the Assumptions, as described above. Fortis has also had access to the Equity Research Reports. As a result, Fortis has restricted its review to such publicly available business and financial information as it deemed fit, the Assumptions, the Equity Research Reports and the Merger Documents;

(d) Fortis has had no access to Arcelor’s senior management, advisers and auditors for the purposes of rendering this Opinion;

(e) in arriving at this Opinion, Fortis has not performed an independent investigation as to the tax, accounting, actuarial, legal or regulatory matters relating to the Merger and the determination of the MER and has relied upon, without independent verification, the assessment of Arcelor and Mittal Steel and their respective legal, tax, accounting, regulatory and other advisors for all such matters;

(f) Fortis has relied on the accuracy and completeness of all the financial and other information reviewed by it, including the Assumptions and the Equity Research Reports, and assumed such accuracy and completeness for the purposes of rendering this Opinion;

(g) Fortis has not performed any investigation or otherwise undertaken to verify of the accuracy and completeness of the information reviewed by it for the purposes of rendering this Opinion;

(h) with respect to financial projections provided to it, Fortis has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments by management as to the future financial performance of Arcelor and Mittal Steel, and Fortis express no view on such financial projections or the assumptions on which they were based;

(i) Fortis has assumed that the Merger will be consummated as described in the First-Step Merger Document and the Draft Second-Step Merger Document, without any waiver, breach, amendment or delay of any terms or conditions, that the definitive Second-Step Merger Document will not differ in any material respect from the Draft Second-Step Merger Document furnished to it, that the press release that will be published by Arcelor on May 16, 2007 announcing details relating to the Merger will not differ in any material respect from the Draft Press Release furnished to us, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained, and all other legal requirements will be complied with, without any adverse effect on Arcelor or the Merger and that no divestitures or asset sales from Arcelor will be required as a result of the Merger, in either case that would in any respect be material to Fortis’s analysis;

(j) Fortis has not made an independent appraisal of the assets and liabilities (contingent or otherwise) of Arcelor or Mittal Steel; and

(k) Fortis has not evaluated the solvency or fair value of Arcelor, Mittal Steel, or any of their respective Affiliates (as defined below), under any law relating to bankruptcy, insolvency, moratorium or similar matters.

Fortis has been retained to provide only a fairness opinion in connection with the Merger and has not been involved in the structuring, planning, negotiation or preparation of the Merger. Fortis will receive a fee upon the issue of the Fairness Opinion, irrespective of the contents of the Opinion and/or the Merger being finalised. Furthermore, Fortis has performed certain banking services to Arcelor. In addition, certain departments within Fortis and affiliated entities may maintain business relations with Arcelor and may have performed transactions in shares in Arcelor for their own account or for the account of third parties. These business relations include, without being limited thereto, general lending, trade finance, equity capital markets, hedging arrangements, trust services, employee benefits and custody.

Fortis has issued this Fairness Opinion, for the sole use by and benefit of the board of directors of Arcelor (the Board) in connection with the Merger. The Fairness Opinion does not provide any opinion with respect to the underlying business decisions regarding the Merger. The Fairness Opinion is not and must not be considered to be an opinion or a recommendation to Arcelor’s shareholders as to whether or not to accept the terms and conditions of the Merger or how the shareholders of Arcelor, Mittal Steel or ArcelorMittal I should vote in connection with the Merger. In addition, Fortis has not reviewed the state of affairs, strategy or financing of Arcelor or Mittal Steel. Fortis expresses no opinion herein as to the price at which the shares in ArcelorMittal II will trade.

Fortis has not been asked to address and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Arcelor other than the Public Shareholders, or the holders of any class of securities, creditors or other constituencies of Mittal or Arcelor Mittal I.

Based upon the foregoing set out hereunder, we are of the opinion that, as per the date of this Fairness Opinion, the MER is fair, from a financial point of view, to the Public Shareholders.

The term “Affiliates” within this letter means in relation to any person or entity, any direct or indirect subsidiary or group company, or direct or indirect holding company of that person or entity, and any other direct or indirect subsidiary or group company of such holding company.

This Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with the prior written approval of Fortis, which approval will not be unreasonably withheld. If required by applicable law, rule or regulation, this Opinion may be reproduced in full in any disclosure document or proxy statement that Arcelor must file with any relevant securities laws regulatory authority, but may not otherwise be disclosed publicly in any manner without our prior written approval, which approval will not be unreasonably withheld, and then only in full. At the request of Arcelor, we may agree to the publication of this document.

This letter and Fortis’ obligations to the Board hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the competent Dutch courts.

The English text of this Opinion is the only binding text and prevails over any translation.

Yours faithfully,

Fortis Bank (Nederland) N.V.

/s/ J.M. Broekmaat	/s/ P.W. van Echtelt

Annex E

15 May 2007

The Board of Directors
Arcelor S.A.
19, avenue de la Liberté
L-2930 Luxembourg

Members of the Board:

We understand that Mittal Steel Company N.V. (“Mittal”) and Arcelor S.A. (“Arcelor”) propose to merge their respective businesses pursuant to a two-step merger process to be carried out as follows: (1) first, Mittal will merge with and into ArcelorMittal, S.A. (“ArcelorMittal”), a Luxembourg société anonyme wholly owned by Mittal, with ArcelorMittal being the surviving company (the “First-Step Merger”), and (2) subsequently, conditional upon the First-Step Merger having been completed, ArcelorMittal will merger with and into Arcelor, with Arcelor being the surviving company in this second merger (the “Second-Step Merger” and, together with the First-Step Merger, the “Merger”).

As of the date hereof, Mittal holds 94.24% of the issued share capital of Arcelor with the remaining 5.76% of the issued share capital of Arcelor being held by a number of other shareholders (the “Public Shareholders”).

The merger agreement dated May 2, 2007, entered into by and between Mittal and ArcelorMittal with respect to the First-Step Merger (the “First Step Merger Agreement”) sets forth the terms and conditions of the First-Step Merger and provides that, amongst other things, each issued and outstanding Class A and Class B share of common stock in the capital of Mittal (other than shares held in treasury) will be exchanged for one share of common stock, par value €0.01 per share, in the capital of ArcelorMittal (“ArcelorMittal Common Stock”).

The draft dated May 14, 2007 of the merger agreement to be entered into by and between ArcelorMittal and Arcelor with respect to the Second-Step Merger (the “Draft Second-Step Merger Agreement” and, together with the First-Step Merger Agreement, the “Merger Agreements”) sets forth the terms and conditions of the Second-Step Merger and provides that, amongst other things, every eight shares of ArcelorMittal Common Stock, will be converted into the right to receive seven newly issued ordinary shares without nominal value in the capital of Arcelor (“Arcelor Common Stock”).

You have asked for our opinion as to whether the exchange ratio applied to the Second-Step Merger, namely 0.875 shares of Arcelor Common Stock per one share of ArcelorMittal Common Stock (the “Exchange Ratio”) is fair from a financial point of view to the Public Shareholders.

For purposes of the opinion set forth herein, we have:

(a) reviewed certain publicly available financial statements and other business and financial information of Mittal and Arcelor, respectively, and the industries in which they operate;

(b) reviewed certain financial projections relating to Mittal and Arcelor for the year ending December 31, 2008 prepared by the managements of Mittal and Arcelor and set forth in the Value Plan presented on September 27, 2006 (the “Value Plan”), taking into account financial information set forth in the Draft Press Release (as defined below) regarding the allocation between Mittal and Arcelor of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the Value Plan;

(c) reviewed the reported prices and trading activity for Mittal Common Stock and Arcelor Common Stock;

(d) compared the financial and operating performance of Mittal and Arcelor and the prices and trading activity of Mittal Common Stock and Arcelor Common Stock with that of certain other publicly-traded companies comparable with Mittal and Arcelor, respectively, and their securities;

(e) reviewed the First Step Merger Agreement and a draft dated May 2, 2007 of the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on a confidential basis in relation to the issuance of shares of common stock by ArcelorMittal in the First-Step Merger;

(f) reviewed the Draft Second-Step Merger Agreement and a draft dated May 9, 2007 of the registration statement on Form F-4 to be filed with the SEC on a confidential basis in relation to the issuance of shares of common stock by Arcelor in the Second-Step Merger;

(g) reviewed a draft dated May 14, 2007 of the press release to be published by Arcelor on May 16, 2007 announcing details relating to the Merger (the “Draft Press Release”); and

(h) performed such other analyses, reviewed such other information and considered such other factors, as we have deemed appropriate for the purposes of this opinion.

In giving our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to us by or on behalf of Mittal and Arcelor. With respect to the financial projections provided to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments by management as to the future financial performance of Mittal and Arcelor, and we express no view on such financial projections or the assumptions on which they were based. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the First-Step Merger Agreement and the Draft Second Step Merger Agreement without any waiver, breach, amendment or delay of any of their respective terms or conditions, and that the definitive Second-Step Merger Agreement will not differ in any material respects from the Draft Second-Step Merger Agreement furnished to us. We have also assumed that the press release that will be published by Arcelor on May 16, 2007 announcing details relating to the Merger will not differ in any material respect from the Draft Press Release furnished to us.

Our opinion is limited to whether the Exchange Ratio is fair from a financial point of view to the Public Shareholders and we express no view as to the fairness of the Exchange Ratio or the Merger to any other holders of securities in Arcelor, to any holders of securities in Mittal or ArcelorMittal or to the employees or creditors of any of those companies. Our opinion does not in any manner address or consider the prices at which the Arcelor Common Stock will trade on or at any time after the completion of the Merger. We further express no opinion or recommendation as to how the shareholders of Arcelor, Mittal or ArcelorMittal should vote at any shareholders’ meetings to be held in connection with the Merger and this letter does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to Arcelor nor does it address the underlying business decision to effect the Merger.

We are not legal, tax, regulatory or actuarial advisors. Accordingly, this opinion does not address the legal or tax consequences of the proposed Merger to Arcelor, its creditors, or any other party and we have relied upon, without independent verification, the assessment of Arcelor and Mittal and their respective legal, tax and regulatory advisors as to all legal, tax and regulatory matters relating to the proposed Merger and the determination of the Exchange Ratio. We have not made any independent valuation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Mittal and Arcelor, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have been retained to provide only a financial opinion letter in connection with the Merger. As a result, we have not been involved in the structuring, planning, negotiation or preparation of the Merger. We will receive a fee for our services upon rendering of this financial opinion. In the past, we and our affiliates have provided financial advisory and financing services for Arcelor and Mittal and have received fees in connection with such services. Such past services include acting as financial advisor to the Board of Directors of Arcelor in connection with Mittal’s initial unsolicited $22.8 billion offer for Arcelor and in the subsequent

€32 billion combination of Mittal and Arcelor. Morgan Stanley may also seek to provide such services to the combined group in the future and will receive fees for the rendering of these services.

In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Arcelor, Mittal or any other company or any currency or commodity that may be involved in this transaction.

This letter is provided solely for the information of the Board of Directors of Arcelor and may not be used or relied on for any other purpose. This opinion may not be disclosed, referred to or communicated to any third party for any purpose and in any manner whatsoever without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Arcelor is required to make in connection with this transaction if such inclusion is required by applicable law.

Based on and subject to the foregoing, it is our opinion that, on the date hereof, the Exchange Ratio is fair from a financial point of view to the Public Shareholders.

Very truly yours,

MORGAN STANLEY & CO. LIMITED

By:	/s/ Michael Zaoui
Michael Zaoui
Managing Director

PERSONAL AND CONFIDENTIAL

Annex F

May 15, 2007

Board of Directors
Arcelor SA
19, avenue de la Liberté
L-2930 Luxembourg

Gentlemen:

We understand that Mittal Steel Company N.V. (“Mittal”) and Arcelor S.A. (“Arcelor”, and together with Mittal, the “Parties”) propose to merge their respective businesses pursuant to a two-step merger process to be carried out as follows: (1) first, Mittal will merge with and into ArcelorMittal, S.A. (“ArcelorMittal”), a Luxemburg société anonyme wholly owned by Mittal, with ArcelorMittal being the surviving company (the “First-Step Merger”), and (2) subsequently, conditional upon the First-Step Merger having been completed, ArcelorMittal will merger with and into Arcelor, with Arcelor being the surviving company in this second merger (the “Second-Step Merger” and, together with the First-Step Merger, the “Merger”). Upon completion of the Merger, the combined entity will be renamed “ArcelorMittal S.A.”.

As of the date hereof, Mittal holds 94.24% of the issued share capital of Arcelor with the remaining 5.76% of the issued share capital of Arcelor being held by a number of other shareholders (the “Public Shareholders”).

The merger agreement dated May 2, 2007, entered into by and between Mittal and ArcelorMittal with respect to the First-Step Merger (the “First Step Merger Agreement”) sets forth the terms and conditions of the First-Step Merger and provides that, amongst other things, each issued and outstanding Class A and Class B share of common stock in the capital of Mittal (other than shares held in treasury) will be exchanged for one share of common stock, par value €0.01 per share, in the capital of ArcelorMittal (“ArcelorMittal Common Stock”).

The draft dated May 14, 2007 of the merger agreement to be entered into by and between ArcelorMittal and Arcelor with respect to the Second-Step Merger (the “Draft Second-Step Merger Agreement” and, together with the First-Step Merger Agreement, the “Merger Agreements”) sets forth the terms and conditions of the Second-Step Merger and provides that, amongst other things, each share of ArcelorMittal Common Stock, will be converted into the right to receive 0,875 newly issued ordinary shares without nominal value in the capital of Arcelor (such merger exchange ratio, the “Exchange Ratio”).

You have requested our opinion as to the fairness, from a financial point of view, to the Arcelor’s Public Shareholders of the proposed Exchange Ratio in the Second-Step Merger. For the purposes of this assignment, we have assumed that the Exchange Ratio has been determined in accordance with the requirements of applicable laws and the contractual arrangement between the Parties with respect to the Merger and have relied on the substance of the November 14, 2006 press release of the Parties relating to the Merger. Our opinion is delivered in this context.

We have been retained to provide only a financial opinion letter in connection with the Merger. We will receive a fee for our services upon rendering of this financial opinion, and Arcelor has agreed to indemnify us against certain liabilities arising out of our engagement. We have not provided any services to Arcelor, Mittal or any of their respective affiliates over the past two years. For the avoidance of doubt, we are not acting, for the purpose of this opinion, as independent expert pursuant to the provisions of articles 261-1 and seq. of the regulations of the French Autorité des marchés financiers.

For the purposes of the opinion set forth herein, we have:

(a) reviewed certain publicly available financial statements and other business and financial information of Arcelor and Mittal, including, but not limited to, the 2006 annual reports of Arcelor and Mittal, the 2008 Value Plan presented on September 27, 2006 (the “Value Plan”), and the combined entity’s 2006 full year pro-forma and last quarter results;

(b) reviewed the reported prices and trading activity for the Mittal and Arcelor’s shares, studied brokers’ notes, compared certain financial and stock market information for Mittal and Arcelor with similar financial and stock market information for certain other publicly-traded companies comparable with Mittal and Arcelor;

(c) reviewed the publicly available financial terms of certain recent business combinations in the steel industry;

(d) reviewed a draft dated May 14, 2007 of the press release to be published by Arcelor on May 16, 2007 announcing details relating to the Merger (the “Draft Press Release”);

(e) reviewed the First-Step Merger Agreement and a draft dated May 2, 2007 of the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on a confidential basis in relation to the issuance of shares of common stock by ArcelorMittal in the First-Step Merger;

(f) reviewed the Draft Second-Step Merger Agreement and a draft dated May 9, 2007 of the registration statement on Form F-4 to be filed with the SEC on a confidential basis in relation to the issuance of shares of common stock by Arcelor in the Second-Step Merger; and

(g) performed such other studies and analyses as we deemed appropriate for the purposes of this opinion.

We have not held any discussions with the senior management of Arcelor and Mittal, with the exception of two conference calls on the financial information set forth in the Draft Press Release regarding the allocation between Mittal and Arcelor of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the Value Plan.

In giving our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to us by or on behalf of Arcelor and Mittal. With respect to the financial projections provided to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments by management as to the future financial performance of Mittal and Arcelor, and we express no view on such financial projections or the assumptions on which they were based. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Mittal or Arcelor or any of their respective affiliates and we have not been furnished with any such evaluation or appraisal. This opinion does not address the legal or tax consequences of the proposed Merger, and we have relied upon, without independent verification, the assessment of Arcelor and Mittal and their respective legal, regulatory and tax advisors as to all legal, regulatory and tax matters relating to the proposed Merger and the determination of the Exchange Ratio. We have further assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreements without any waiver, breach, amendment or delay of any of their respective terms or conditions, and that the definitive Second-Step Merger Agreement will not differ in any material respects from the Draft Second-Step Merger Agreement furnished to us. We have also assumed that the press release that will be published by Arcelor on May 16, 2007 announcing details relating to the Merger will not differ in any material respect from the Draft Press Release furnished to us.

Our opinion is limited to whether the Exchange Ratio is fair from a financial point of view to the Arcelor’s Public Shareholders and we express no view as to the fairness of the Exchange Ratio or the Merger to any other holders of securities in Arcelor, Mittal or ArcelorMittal, or to the creditors or any other constituencies of any of those companies. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategy or transaction that might be available to Arcelor or Mittal, nor does it address the underlying business decisions of such companies to engage in the Merger. In addition, we are not expressing any opinion herein as to the prices at which the Arcelor shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

This opinion expressed herein is provided for the sole information of the Board of Directors of Arcelor in connection with its evaluation of the proposed Merger and may not be used or relied on for any other purpose. This opinion does not constitute a recommendation to any shareholder of Arcelor, Mittal or ArcelorMittal as to how such shareholder should vote with respect to the Merger or any other matter. This Opinion may not be disclosed, referred, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any filing that Arcelor is required to make in connection with the Merger if such inclusion is required by applicable law.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the proposed Exchange Ratio for the Second-Step Merger is fair from a financial point of view to the Arcelor’s Public Shareholders.

Very truly yours,

Luxembourg, May 15, 2007

/s/ Jean-Charles de Lasteyrie
Jean-Charles de Lasteyrie

Annex G

The Board of Directors
Arcelor S.A.
19, avenue de la Liberté
L-2930 Luxembourg
Paris, May 15, 2007

To the members of the Board of Directors

You have informed us that Mittal Steel Company N.V. (“Mittal”) and Arcelor S.A. (“Arcelor” or the “Company”) propose to merge their respective businesses pursuant to a two-step merger process to be carried out as follows: (1) first, Mittal will merge with and into ArcelorMittal, S.A. (“ArcelorMittal”), a Luxemburg société anonyme wholly owned by Mittal, with ArcelorMittal being the surviving company (the “First-Step Merger”), and (2) subsequently, conditional upon the First-Step Merger having been completed, ArcelorMittal will merge with and into Arcelor, with Arcelor being the surviving company in this second merger (the “Second-Step Merger” and, together with the First-Step Merger, the “Merger”). Upon completion of the Merger, the combined entity will be redenominated “ArcelorMittal”.

As of the date hereof, Mittal holds 94.24% of the issued share capital of Arcelor with the remaining 5.76% of the issued share capital of Arcelor (the “Public Shares”) being held by a number of other shareholders (the “Public Shareholders”).

Mittal acquired 93.7% of the issued share capital of Arcelor through a public tender offer which closed on August 17 2006, where the consideration offered was:

•	13 Arcelor Mittal class A common shares and € 150.6 in cash for 12 Arcelor shares tendered in the primary offer; or

•	€ 40.40 in cash per Arcelor share tendered in the secondary cash offer; or

•	11 Arcelor Mittal class A common shares for 7 Arcelor shares tendered in the secondary share offer.

Mittal acquired the remaining portion of its shareholding in Arcelor pursuant to a mandatory sell-out procedure under Luxembourg law which closed on November 17, 2006, at a price of €40.40 per Arcelor share.

The merger agreement dated May 2, 2007, entered into by and between Mittal and ArcelorMittal with respect to the First-Step Merger (the “First Step Merger Agreement”) sets forth the terms and conditions of the First-Step Merger and provides that, amongst other things, each issued and outstanding Class A and Class B share of common stock in the capital of Mittal (other than shares held in treasury by Mittal) will be exchanged for one share of common stock, par value €0.01 per share, in the capital of ArcelorMittal (“ArcelorMittal Common Stock”).

The draft dated May 13, 2007 of the merger agreement to be entered into by and between ArcelorMittal and Arcelor with respect to the Second-Step Merger (the “Draft Second-Step Merger Agreement” and, together with the First-Step Merger Agreement, the “Merger Agreements”) sets forth the terms and conditions of the Second-Step Merger and provides that, amongst other things, each share of ArcelorMittal Common Stock, will be converted into the right to receive 0.875 newly issued ordinary shares without nominal value in the capital of Arcelor (“Arcelor Common Stock”) (such exchange ratio, the “Merger Ratio”).

The Board of Directors of Arcelor will submit to the Arcelor Extraordinary General Meeting resolutions to approve the Second-Step Merger. Pursuant and subject to the approval of the Merger by the Arcelor Mittal and the Arcelor Extraordinary General Meetings, Arcelor Mittal Shareholders will receive newly issued shares of Arcelor in exchange for their ArcelorMittal shares on the basis of the Merger Ratio.

You have requested our opinion as to the fairness, from a financial point of view, to the Public Shareholders of the Merger Ratio.

For purposes of providing our opinion we have:

(i) reviewed certain publicly available business and financial information concerning Mittal and Arcelor as well as other companies in the global steel industry;

(ii) reviewed certain financial projections relating to Mittal and Arcelor for the years ending December 31, 2007 to 2008 prepared by the managements of Mittal and Arcelor and set forthin the Value Plan presented on September 27, 2006 (the “Value Plan”);

(iii) analysed Mittal and Arcelor stock trading performance, liquidity and correlation before and since the end of the mandatory sell out period;

(iv) performed a comparable companies analysis as well as a contribution analysis based upon financial performance and capitalization;

(v) performed a discounted cash flows valuation of Mittal and Arcelor reflecting, inter alia, (a) the financial information set forth in the Draft Press Release regarding the allocation between Mittal and Arcelor of synergies generated by the combination of the two companies, EBITDA and capital expenditures set forth in the Value Plan, (b) latest completed and pending corporate acquisitions (Sicartsa, buy-out of the minority shareholders in Arcelor Brasil), and (c) research analyst projections;

(vi) reviewed precedents of back-end mergers subsequent to a public offer;

(vii) reviewed the First Step Merger Agreement and a draft dated May 2, 2007 of the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on a confidential basis in relation to the issuance of shares of common stock by ArcelorMittal in the First-Step Merger;

(viii) reviewed the Draft Second-Step Merger Agreement and a draft dated May 9, 2007 of the registration statement on Form F-4 to be filed with the SEC on a confidential basis in relation to the issuance of shares of common stock by Arcelor in the Second-Step Merger;

(ix) reviewed a draft dated May 13, 2007 of the press release to be published by Arcelor on May 16, 2007 announcing details relating to the Merger (the “Draft Press Release”);

(x) run sensitivity analyses; and

(xi) performed other financial analyses that we deemed appropriate for the purposes of this opinion.

Other than information set forth in the Draft Press Release, the above analyses are exclusively based on publicly available information as of the date hereof.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available. In that regard, we have assumed that the financial projections, synergies and their allocation have been reasonably prepared reflecting the best currently available estimates and judgments by management as to the future financial performance of Mittal and Arcelor and we express no view on such financial projections or the assumptions on which they were based. We have also assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Arcelor that would have a material impact on our analysis. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the First-Step Merger Agreement and the Draft Second-Step Merger Agreement without any waiver, breach, amendment or delay of any terms or conditions, and that the definitive Second-Step Merger Agreement will not differ in any material respects from the Draft Second-Step Merger Agreement furnished to us. We have also assumed that the press release that will be published by Arcelor on May 16, 2007 announcing details relating to the Merger will not differ in any material respect from the Draft Press Release furnished to us. We are not legal, tax, regulatory or actuarial advisors. Accordingly, this opinion does not address the legal or tax consequences of the proposed Merger to Arcelor, its shareholders, its creditors or any other party and we have relied upon, without independent verification, the assessment of Arcelor and Mittal and their respective legal, tax and regulatory advisors as to all legal, tax and regulatory matters relating to the proposed Merger and the determination of the Exchange Ratio. We have not carried out any independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Arcelor Mittal or Arcelor or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion is limited to whether the Merger Ratio is fair from a financial point of view to the Public Shareholders and we express no view as to the fairness of the Merger Ratio or the Merger to any other holders of securities in Arcelor, to any holders of securities in Mittal or ArcelorMittal or to the employees or creditors of any of those companies. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to Arcelor nor does it address the underlying business decision of Arcelor to proceed with the Merger. We further express no opinion as to the prices at which Arcelor shares will trade at any time post Merger. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion expressed herein is provided solely for the information and assistance of the Board of Directors of Arcelor in connection with the Merger and may not be used or relied on for any other purpose. We express no opinion or recommendation as to how the shareholders of Arcelor, Mittal or ArcelorMittal should vote at any shareholders’ meetings to be held in connection with the Merger.

We have acted as joint financial advisor to Mittal and bookrunner of a financing facility in relation to its public tender offer for Arcelor in 2006 and as such have received fees from Mittal for our services. We have also been retained by Mittal and Arcelor to advise on the disposal process of assets located in Germany, Poland and Italy and were remunerated accordingly. In addition, Arcelor has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have provided and provide investment banking and commercial banking services from time to time to Mittal, Arcelor and their respective affiliates. In the ordinary course of business, we and our affiliates may actively trade debt and/or equity securities of Mittal or Arcelor for our own account or for the account of our customers and, accordingly, we may at any time hold long or short positions in such securities. Moreover, Société Générale does not hold any stable stake in Arcelor or Mittal: Société Général holds trading positions in Arcelor (0.02%) and in Mittal (0.2%).

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Ratio is fair, from a financial point of view, to the Public Shareholders.

This letter is provided to the Board of Directors of Arcelor and may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval except in compliance with applicable legal or regulatory obligations.

Yours sincerely,

Société Générale
/s/ Société Générale

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The articles of association of Arcelor will provide that Arcelor will, to the extent permitted by law, indemnify every director or member of the Group Management Board, as well as every former director or member of the Group Management Board, the fees, costs and expenses reasonably incurred by him or her in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the Group Management Board of Arcelor.

The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense or if it is ultimately determined that the director or member of the Group Management Board has not acted honestly and in good faith and with the reasonable belief that he or she was acting in the best interests of Arcelor.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith unless otherwise indicated:

Exhibit Index

Exhibit
Number	Description

2.1	Merger Agreement between Arcelor and ArcelorMittal, dated September 25, 2007 (included as Annex A to the proxy statement/prospectus forming a part of this registration statement)
2.2	Merger proposal and explanatory memorandum between ArcelorMittal and Arcelor, dated September 25, 2007 (included as Annex B to the proxy statement/prospectus forming a part of this registration statement)
2.3	Memorandum of Understanding between Arcelor, Mittal Steel Company N.V., Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, dated June 25, 2006 (filed as Exhibit 99.1 to ArcelorMittal’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006 and incorporated by reference herein)
3.1	Articles of Association of Arcelor
5.1	Opinion of Bonn Schmitt Steichen, Luxembourg counsel to the Registrant, as to the validity of the securities being registered
8.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to the material U.S. tax consequences of the transaction
10.1	Arcelor International Stock Option Plan
21	List of Subsidiaries of the Registrant
23.1	Consent of Bonn Schmitt Steichen (included in Exhibit 5.1 of this registration statement)
23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 8.1 of this registration statement)
23.3	Consent of Deloitte Accountants B.V.
23.4	Consent of Ernst & Young Accountants
23.5	Consent of KPMG Inc.
23.6	Consent of KPMG Audit S.à.r.l.
23.7	Consent of KPMG Audit S.à.r.l.
24.1	Power of Attorney (included on the signature page of this registration statement)
99.1	Form of Proxy Card for ArcelorMittal

Exhibit
Number	Description

99.2	Fairness Opinion of Goldman Sachs International (included as Annex C to the proxy statement/prospectus forming a part of this registration statement)
99.3	Fairness Opinion of Fortis Bank (Nederland) N.V. (included as Annex D to the proxy statement/prospectus forming a part of this registration statement)
99.4	Fairness Opinion of Morgan Stanley & Co. Limited (included as Annex E to the proxy statement/prospectus forming a part of this registration statement)
99.5	Fairness Opinion of Ricol Lasteyrie & Associés (included as Annex F to the proxy statement/prospectus forming a part of this registration statement)
99.6	Fairness Opinion of Société Générale (included as Annex G to the proxy statement/prospectus forming a part of this registration statement)
99.7	Consent of Goldman Sachs International
99.8	Consent of Morgan Stanley & Co. Limited
99.9	Consent of Société Générale
99.10	Consent of Fortis Bank (Nederland) N.V.
99.11	Consent of Ricol Lasteyrie & Associés
99.12	Consent of Mazars S.A.
99.13	Consent of CLERC S.A.

(b)	Financial Statement Schedules.

Not required.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective time of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertakings in subparagraph (i) above include information contained in documents filed subsequent to the effective time of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(8) The undersigned registrant hereby undertakes as follows: that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Luxembourg, Grand Duchy of Luxembourg, on September 28, 2007.

Arcelor

By:	/s/ Henk Scheffer
Name: Henk Scheffer

Title:	Company Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints, jointly and severally, Henk Scheffer, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for his or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Joseph J. Kinsch Joseph J. Kinsch	Director and Chairman of the Board of Directors	September 28, 2007

/s/ Lakshmi N. Mittal Lakshmi N. Mittal	Chief Executive Officer, Director and President of the Board of Directors	September 28, 2007

/s/ Aditya Mittal Aditya Mittal	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 28, 2007

/s/ Vanisha Mittal Bhatia Vanisha Mittal Bhatia	Director	September 28, 2007

/s/ Narayanan Vaghul Narayanan Vaghul	Director	September 28, 2007

/s/ Wilbur L. Ross Wilbur L. Ross	Director	September 28, 2007

Name	Title	Date

/s/ Lewis B. Kaden Lewis B. Kaden	Director	September 28, 2007

/s/ François H. Pinault François H. Pinault	Director	September 28, 2007

/s/ José Rámon Álvarez Rendueles José Rámon Álvarez Rendueles	Director	September 28, 2007

/s/ Sergio Silva de Freitas Sergio Silva de Freitas	Director	September 28, 2007

/s/ Georges Schmit Georges Schmit	Director	September 28, 2007

/s/ Edmond Pachura Edmond Pachura	Director	September 28, 2007

/s/ Manuel Fernández López Manuel Fernández López	Director	September 28, 2007

/s/ Jean-Pierre Hansen Jean-Pierre Hansen	Director	September 28, 2007

/s/ John Castegnaro John Castegnaro	Director	September 28, 2007

/s/ Antoine Spillmann Antoine Spillmann	Director	September 28, 2007

/s/ HRH Prince Guillaume de Luxembourg HRH Prince Guillaume de Luxembourg	Director	September 28, 2007

/s/ Romain Zaleski Romain Zaleski	Director	September 28, 2007

/s/ Marc Jeske Marc Jeske	Authorized Representative in the United States	September 28, 2007

Exhibit Index

Exhibit
Number	Description

2.1	Merger Agreement between Arcelor and ArcelorMittal, dated September 25, 2007 (included as Annex A to the proxy statement/prospectus forming a part of this registration statement)
2.2	Merger proposal and explanatory memorandum between ArcelorMittal and Arcelor, dated September 25, 2007 (included as Annex B to the proxy statement/prospectus forming a part of this registration statement)
2.3	Memorandum of Understanding between Arcelor, Mittal Steel Company N.V., Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, dated June 25, 2006 (filed as Exhibit 99.1 to ArcelorMittal’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006 and incorporated by reference hereto)
3.1	Articles of Association of Arcelor
5.1	Opinion of Bonn Schmitt Steichen, Luxembourg counsel to the Registrant, as to the validity of the securities being registered
8.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to the material U.S. tax consequences of the transaction
10.1	Arcelor International Stock Option Plan
21	List of Subsidiaries of the Registrant
23.1	Consent of Bonn Schmitt Steichen (included in Exhibit 5.1 of this registration statement)
23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 8.1 of this registration statement)
23.3	Consent of Deloitte Accountants B.V.
23.4	Consent of Ernst & Young Accountants
23.5	Consent of KPMG Inc.
23.6	Consent of KPMG Audit S.à.r.l.
23.7	Consent of KPMG Audit S.à.r.l.
24.1	Power of Attorney (included on the signature page of this registration statement)
99.1	Form of Proxy Card for ArcelorMittal
99.2	Fairness Opinion of Goldman Sachs International (included as Annex C to the proxy statement/prospectus forming a part of this registration statement)
99.3	Fairness Opinion of Fortis Bank (Nederland) N.V. (included as Annex D to the proxy statement/prospectus forming a part of this registration statement)
99.4	Fairness Opinion of Morgan Stanley & Co. Limited (included as Annex E to the proxy statement/prospectus forming a part of this registration statement)
99.5	Fairness Opinion of Ricol Lasteyrie & Associés (included as Annex F to the proxy statement/prospectus forming a part of this registration statement)
99.6	Fairness Opinion of Société Générale (included as Annex G to the proxy statement/prospectus forming a part of this registration statement)
99.7	Consent of Goldman Sachs International
99.8	Consent of Morgan Stanley & Co. Limited
99.9	Consent of Société Générale
99.10	Consent of Fortis Bank (Nederland) N.V.
99.11	Consent of Ricol Lasteyrie & Associés
99.12	Consent of Mazars S.A.
99.13	Consent of CLERC S.A.